INVESTOR DISCLOSURE PACKET

HAF Holdings II LLC

Limited Liability Company Membership Interests

HISTORIC ALBANY FOUNDATION

COMMON OWNER CF LLC

Acting as Intermediary

COMMON OWNER

INVESTOR DISCLOSURE PACKET

HAF Holdings II, LLC

(a New York Limited Liability Company)

$250,000 (minimum)

$945,750 (maximum)

Membership Interests in HAF Holdings II, LLC

HAF Holdings II, LLC.

89 Lexington Avenue

Albany, NY 12206

5/15/2023

SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

ISSUER REPRESENTATIVE:

[signature]

Signature

Pamela Howard

Print Name

Executive Director

Title

5/15/23

Date

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	HAF Holdings II, LLC
State of Organization	New York
Date Company Was Formed	February 26, 2019
Kind of Entity (Check One)	______ Corporation __X___ Limited liability company ______ Limited Partnership ______ Not-for-profit Corporation
Street Address	HAF Holdings II, LLC 89 Lexington Avenue, Albany, NY 12206 Attn: Cara Macri
Website Address	https://www.historic-albany.org/

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ___________

NO _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

The Company has no directors or officers. The Company is a member-managed, New York limited liability company. It is currently 100% owned and managed by its sole member, HAF Hudson MM LLC (the "Managing Member"), which is 100% owned and managed by Historic Albany Foundation, Inc., a New York not-for-profit corporation. Since Historic Albany Foundation, Inc. ultimately controls the Company, through the Managing Member, its Directors and Officers are set forth below:

Person #1

Name	Pamela Howard	
All positions with the Company and How Long for Each Position	Position: Executive Director	How Long: 4
Principal Occupation During Last Three Years		
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Business Experience During Last Three Years (Brief Description, if any)	Managed Historic Albany Foundation's fundraising, launched, planned giving program and expanded major gifts program

Person #2

Name	Matt Malette	
All positions with the Company and How Long for Each Position	Position: Board of Directors, President	How Long: 2 years Board Pres. 5 years on board
Principal Occupation During Last Three Years	Senior Graphic Designer, Spectrum Networks at Charter Communications	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Senior Graphic Designer Senior Graphic Designer Time Warner Cable News	Business: Cable TV News
Business Experience During Last Three Years (Brief Description, if any)		

Person #3

Name	Charles P. Silverstein	
All positions with the Company and How Long for Each Position	Board of Directors, Vice President	How Long: VP 2 years, on board 5 years
Principal Occupation During Last Three Years	Legislative Analyst Legislative Analyst New York State Senate, Minority Finance Committee	

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #4

Name	Shawn Morris	
All positions with the Company and How Long for Each Position	Board of Directors, Vice President	How Long: VP 1 year, on board 4 years
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #5

Name	Tammy Weinman	
All positions with the Company and How Long for Each Position	Board of Directors, Secretary	How Long: Secretary 1 year, on board 7 years

Principal Occupation During Last Three Years	Organizational Advancement Manager Organizational Advancement Manager Troy Rehabilitation & Improvement Program, Inc.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #6

Name	Robert Coughlin	
All positions with the Company and How Long for Each Position	Board of Directors, Treasurer	How Long: Treasurer 4 years, on board 4 years
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #7

Name	Fran Altshuler

All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 8 years
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Associate Directors-Student Interns and Volunteers at Parsons Child and Family Center	Business: Childcare and foster services
Business Experience During Last Three Years (Brief Description, if any)		

Person #8

Name	Michelle Bruck	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 5 years
Principal Occupation During Last Three Years	Public Information Specialist 2 (Digital Content), NYS Department of Public Service	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Senior Web Specialist University at Albany	Business: Higher Education
Business Experience During Last Three Years (Brief Description, if any)		

Person #9

Name	Schulyer Bull	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 5 years
Principal Occupation During Last Three Years	Vice President of Marketing, Pioneer Bank	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Owner, Fort Orange General Store	Business: Retail
Business Experience During Last Three Years (Brief Description, if any)		

Person #10

Name	S.J. "Jake" Capecelatro IV	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year
Principal Occupation During Last Three Years	Associate Attorney at Whiteman Osterman & Hanna LLP	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Business Experience During Last Three Years (Brief Description, if any)	

Person #11

Name	James Gaughan	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 4 years
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #12

Name	Kori Graves	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year
Principal Occupation During Last Three Years	Assistant Professor, University at Albany	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #13

Name	Christopher Hacker	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 4 years
Principal Occupation During Last Three Years	Owner, Albany Artisans	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #14

Name	Stephen Hickey	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 2 year
Principal Occupation During Last Three Years	Retired	

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #15

Name	David Hinchen	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 4 years
Principal Occupation During Last Three Years	Artist, self employed	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #16

Name	Tara Kennedy	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year

Principal Occupation During Last Three Years	Vice President at Goldman Sachs	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #17

Name	Michael Lopez	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 2 years
Principal Occupation During Last Three Years	Preservation & Grants Manager, Redburn Development Partners	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #18

Name	Julie Lundgren

All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 2 years
Principal Occupation During Last Three Years	State Parks Ecologist, NYS Department of Environmental Conservation	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #19

Name	Matt Scheidt	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 8 years
Principal Occupation During Last Three Years	Associate, Architect, John G. Waite Associates, Architects PLLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #20

Name	Angela Sicker	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year
Principal Occupation During Last Three Years	Attorney at the NYISO	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Associate, Barclay Damon LLP	Business: Law
Business Experience During Last Three Years (Brief Description, if any)		

Person #21

Name	Faraz Khan	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year
Principal Occupation During Last Three Years	President, Khan Construction and Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Khan Construction and Development	Business: Developer

Business Experience During Last Three Years (Brief Description, if any)	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."4
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

HAF Holdings II, LLC currently has 1 member –the Managing Member, which is solely owned by Historic Albany Foundation, Inc., a New York not-for-profit corporation. As a not-for-profit corporation Historic Albany Foundation, Inc. has no owners. As such the individuals considered to have voting power are the Board of Directors and the Executive Director who are listed above.

§227.201(d) – The Company's Business and Business Plan

About the Project

The purpose of this Offering is to provide investment for development of the Van Ostrande-Radliff House, the oldest extant building in the City of Albany. The building consists of two main components: a Dutch house, the primary structure constructed in 1728 and one of only two Dutch buildings left from the original Dutch settlement of Albany (then Beverwyck), and two industrial additions.

HAF Holdings II will lease the property from Historic Albany Foundation, Inc. (sometimes "HAF") pursuant to a 60 Year Capital Lease (Exhibit D, Exhibit F), which will convey leasehold ownership, including ownership for federal tax purposes, to the Company. The currently vacant Van Ostrande-Radliff House is a 7,180 sqft building in the heart of Downtown Albany. When developed the property will contain an office (1,700 sqft) and two classrooms (1,932 sqft) for Historic Albany, as well as a retail space (4,177 sqft) for the Capital Region's beloved architectural salvage shop, the Architectural Parts Warehouse.

This project is located within the largest area of developable land in Downtown Albany and will be the first of billions of dollars invested in this portion of Downtown. This project will utilize equity proceeds of

this Offering, utility grants, and federal and state preservation grants, and Managing Member equity funded by proceeds of HAF's line of credit to finance the development of the Project.

About the Team

Sponsor – Historic Albany Foundation, Inc. Since 1974, Historic Albany Foundation has been the capital city's primary advocate for Albany's neighborhoods, smart development initiatives, and urban growth through historic preservation. We preserve and protect the built environment through education, technical services, advocacy, and the operation of the Architectural Parts Warehouse. Each year we assist hundreds of historic property owners to maintain, rehabilitate and restore their properties. This involves hosting a full schedule of varied and engaging programs ranging from bike tours supporting local businesses, stoop strolls creating a pride of place, and restoration fairs connecting property owners with the people and professionals who know how to take care of their homes.

Pamela Howard – Historic Albany Foundation, Executive Director Pamela Howard has over 35 years of experience in both the nonprofit and the for-profit sectors, an extensive background in successful fundraising and development, financial, personnel and project management expertise. Just before coming to HAF, she was Director of Development at Saratoga Independent School leading them through a successful capital campaign. She was also founder and president/owner of the personal concierge business, At Your Service in Albany.

Cara Macri – Historic Albany Foundation, Director of Preservation Services Cara Macri has a background in building conservation. She has managed the Van Ostrande-Radliff House, its restoration, grants and tours since Historic Albany's acquisition in 2013. She also provides the technical mission based work at Historic Albany, assisting historic property owners maintain and restore their historic properties by providing guidance on treatment, materials, restoration planning, the permitting process, and funding sources.

Architect – Matthew K, Scheidt of John G. Waite Associates Matthew Scheidt is an Associate and Project Manager with John G. Waite, Associates, Architects. He worked for ten years as a preservation architect in Cincinnati, Ohio for Bruce Goetzman, Architect, before returning to JGWA in 2008. Mr. Scheidt oversees production drawings for the rehabilitation and restoration of the firm's historic projects. Mr. Scheidt has worked on some of the firm's most significant projects including Sagamore Hill, Oyster Bay, NY; the Rotunda at the University of Virginia, Charlottesville, VA; and the estate of Franklin D. Roosevelt in Hyde Park, NY, and the restoration of the Cincinnati Union Terminal in Cincinnati, OH

Urban Planning Consultant – Urban Vantage LLC Urban Vantage is a team of urban planning and development professionals based in Buffalo, New York. The firm provides community and economic development solutions with a focus on project implementation. This includes holistic project financing, comprehensive planning, grant writing, and public-private partnerships. The firm has secured roughly $8 million of funding for its clients in recent years. Urban Vantage is providing support for this project, assisting with the preparation of the development budget and operating proforma for the project.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company has no employees. HAF, the sole member of the Managing Member, has 5 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and any financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

In this offering (the "Offering"), the Company is seeking to raise a maximum of $945,750 (the "Maximum Offering Amount") but we will move forward with the project and use investor funds if we are able to raise at least $250,000 (the "Target Amount"). If we have not raised at least the Target Amount by May

8th, 2024, at 5pm EST (the "Target Date" or "Offering Deadline"), we will terminate the Offering and return 100% of the investments to anyone who has subscribed.

We plan to conduct our initial closing approximately one month after launching this offering, if the Target Amount has been exceeded. We will have a closing for additional funds on the last day of each month in which the milestones listed below are met. Thus, the last day of any month in which a target amount has been reached will be treated as a new "Target Date." For example, if you invest on the 10th day of a month and a target amount is met on the 20th day of that month, you may cancel your investment at any time until 48 hours before the end of that month.

HAF Holdings II, LLC reserves the right to reject any subscription for any reason or without any reason whatsoever.

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Amount as of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Amount?	___X____ Yes ________ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$945,750
If Yes, how will the Company deal with the oversubscriptions?	________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Amount) on a pro-rata basis, so that every Investor who subscribes will be able to participate. _____X__ We will accept subscriptions on a first-come, first-served basis. ________ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

HAF Holdings II, LLC will use significantly all the proceeds it receives from investors to pay for construction costs, and architectural design and related fees. If less than the Maximum Offering Amount is raised, then HAF Holdings II will leverage other funding sources to complete the acquisition and construction of the project.

The below targets are set to represent the various stages of the offering that HAF Holdings II, LLC plans to withdraw and begin using funds from the offering.

Use of Money	If we raise target (initial closing)	2nd Target	3rd Target	If we raise Max (final closing)
Construction Costs	$208,406	$416,812	$625,218	$788,400
Architectural and Engineering Fees	$41,594	$83,188	$124,782	$157,350
TOTAL	**$250,000**	**$500,000**	**$750,000**	**$945,750**

§227.201(j) – The Investment Process

To Invest

- Review this Form C;
- Review the Amended and Restated Operating Agreement (Exhibit B);
- Review the Investment Agreement (Exhibit C);
- Review the Lease Agreement (Exhibit D);
- Review the Put Option Agreement (Exhibit E);
- Review the Capital Lease (Exhibit F);
- If you have any questions about the information presented in this Form C or the other documentation, use the Q&A section on the project page to ask questions of HAF Holdings II, LLC.

- If you decide to invest, press the *Invest* button; and
- Follow the instructions

To Cancel Your Investment

Send an email to team@commonowner.com no later than 48 hours before the Target Date. In your email, include your name and the name of the Company. You can cancel your investment from your "Account" page on commonowner.com.

For more information about the investment and cancellation process, see the Educational Materials on our (the Common Owner) website. See also the Investment Agreement attached, Exhibit B: Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Common Owner CF will notify Investors when and if the Target Amount has been raised.

If the Company reaches the Target Amount before the Offering Deadline, it may close the Offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

Maximum Number of Securities to be Offered = 3,783

Price of securities = $250 per Unit

§227.201(m) – Terms of the Securities

Overview

The securities being sold in this Offering are units of limited liability company Membership Interests ("Interests") in HAF Holdings II, LLC. If fully subscribed, investors ("Investor Members") in the Offering will own up to 99% of HAF Holdings II. The remaining 1% will be owned by the Managing Member, a wholly owned subsidiary of HAF.

For example, if the Company raises the Target Amount ($250,000), Investors will own 26.17% of Interests in the Company, if it raises the maximum amount set forth above ($945,750), investors will own 99% of the Interests in the Issuer. On the expiration of the "Recapture Period" as defined in the HAF Holdings II, LLC's Amended and Restated Operating Agreement (Exhibit B), the HTC Investors interest in the HAF Holdings II will be automatically reduced from the amount set forth above to 9.9%, correspondingly, if fully subscribed, each investor's Interests will be **automatically decreased to 10% of such investor's initial Interests** on the Transition Date. The Transition Date means the business day immediately following the later of (i) the fifth anniversary of the final Placement in Service date of the last qualified rehabilitation expenditure associated with the Property or (ii) the date on which all accrued and unpaid Priority Return, Capital Contribution Adjustments, and any other amounts due and owing to each Investor Member have been paid to such Investor Member and there are no outstanding defaults. Each Investor Member will then have the option to require the Managing Member to repurchase its Interests for the lesser of (i) 5% of the Investor Member's capital contributions to HAF Holdings II or (ii) the fair market value of Investor Interest (as established by independent appraisal, without accounting for any minority discount) at such time. Any unpaid priority return owed to Investor Member's (see Exhibit B: Amended and Restated Operating Agreement) will also be paid at such time as the put option is exercised.

The Investor Member's will receive distributions of cash flow of the Company and allocations of profits, losses, and tax credits in proportion to their Interests in the Company, as more specifically set forth in the Company's Amended & Restated Operating Agreement (Exhibit B).

The Managing Member has, or will, elect to treat its income as federally taxable, pursuant to section 168(h) of the Internal Revenue Code, and has elected to be taxed as a subchapter C corporation.

The Investor Members, under the Company's Amended & Restated Operating Agreement (Exhibit B), will be entitled to receive an annual priority return equal to one percent (1%) per annum on the portion of each Investor Member's paid-in Capital Contributions which are attributable to the Federal Historic Tax Credits. If unpaid, such priority return will accrue interest at a rate of three percent (3%) per annum and shall be payable on the earlier of (i) future Cash Flow available for distribution being sufficient to pay the distribution shortfall, (ii) the exercise of each of each Investor Members' put option pursuant to the Put Option Agreement (Exhibit E), or (iii) the occurrence of a capital transaction.

The priority of payments after all payments of operating expenses, reserves, and debt (if any), will be the 1% priority return to Investor Members and then additional distributions to equity holders based on their pro-rata Interests in the Company.

An Organizational Chart, depicting the relationship between the Company, Investor Members, Managing Member, and Historic Albany Foundation, Inc., attached as Exhibit G.

Historic Tax Credits

Please note, it is strongly advised that you speak with your accountant about whether you can claim, or how you may otherwise properly use any tax credits that you are allocated by the Company.

The development project by the Company is anticipated to be eligible for New York State and federal historic tax credits. Investor Members will be allocated tax credits in proportion to their Interests in the Company. For each $1.58 invested, the Company anticipates allocating $1.00 of federal tax credits, in 20% increments, from 2024 through and including 2028 and $1.00 of refundable New York State Tax Credits, entirely in the 2024 tax year. This creates a blended investment rate of $0.79 for every $1.00 of federal and state tax credits allocated. For example, if an Investor were to purchase $10,000 of Interests in the Company, they might expect to receive approximately $6,329 of federal Tax Credits (from 2024 through 2028) and $6,329 of New York State Tax Credits in 2024. Investor Members should read Exhibit A: Risks of Investing below to understand reasons that they might not ultimately receive such tax credits.

Federal and New York State Tax Credits differ in how and when they can be used. Federal Credits will be split over 5 years, with 20% available for use each year. If an Investor's total available federal Credits exceeds their federal tax liability in a given year, the remaining credits can be carried forward, up to twenty years, to apply against their tax liability in subsequent years or carried back one year, to be applied against the prior year's tax liability. As the federal historic tax credit is a passive activity credit, there are restrictions against it being applied to tax from certain types of income, including active income, like wage income. While there are some exceptions to this general rule, any exceptions and the applicability of these federal tax credits to your specific tax situation should be thoroughly reviewed with your tax advisor prior to investing or planning to use any of these federal tax credits.

New York State Tax Credits are fully refundable in the tax year they are allocated. For example, if a rehabilitated historic building is placed in service (essentially, occupied) in 2024, the New York State Historic Tax Credits will be allocated by the Company that owns the building, to its members in 2024. The members can then claim the credits, or receive the refund on their 2024 tax returned (which will be filed in 2025). If an Investor's value of New York State Credits exceeds their New York State tax liability (or if they live outside of New York State and therefore have no New York State tax liability) they will receive a refund check from New York State for the value of the unused credits. Notably, this refund is includable as income for federal tax purposes.

Tax Credit Adjustments

There is a possibility that when completed, the project may generate more or less credits than are currently anticipated. In either case, there are procedures summarized below and outlined in the Company's Amended & Restated Operating Agreement (Exhibit B) for such an event.

In the event that the Company earns fewer tax credits than the anticipated amount (currently anticipated to be $604,629 federal tax credits and $604,629 New York State tax credits for all investor members, in the aggregate), the Company will provide a return of capital to each Investor Member in the amount of $0.84 per dollar of federal historic tax credit less than anticipated based on such Investor

Member's Interests and $0.74 per dollar of federal historic tax credit less than anticipated based on such Investor Member's Interests. For example, if an Investor Member invests $94,760, they are anticipated to be allocated $60,462.90 of federal tax credits and $60,462.90 of NYS tax credits. If instead, they are only allocated $50,000 of each New York State and federal tax credits, the Company would make a return of capital to such investor member in the amount of $16,531.38 ($8,788.84 on account of the federal tax credit shortfall and $7,742.55 on account of the NYS tax credit shortfall)

In the event that the project is evaluated to be eligible for more credits than the anticipated amount (effectively a higher value than the amount of funds invested by the Investor Members), HAF Holdings II will have the right to issue more interest sand raise additional capital so that the total amount invested by the Investor Members will be equal to the amount of credits available. In this scenario, each Investor Member would have the opportunity to purchase additional Interests in proportion to the value of their investment. If an Investor does not wish to purchase additional Interests, they will not be obligated to. If some of the Investor Members choose not to purchase the additional Interests available to them, then other Members of the Company (including the Managing Member) will have the opportunity to purchase the additional available Interests until all additional Interests are purchased. If none of the Existing Members choose to purchase the additional available Interests available to them, or fail to respond in a timely manner, then then Managing Member may cause the Company to issue additional Interests, and sell such Interests to third-parties, provided that such sale of additional Interests (i) complies with all applicable securities laws and (ii) are of the same class of Interests as the Interests sold in this Offering, with no priority to distributions above, or additional voting rights over, the members owning the Interests sold in this Offering.

Limited Voting Rights

You will have limited voting rights to vote on (certain actions to be taken by the Company. In general, these rights are limited to the following items, which are more specifically explained in the Amended & Restated Operating Agreement (Exhibit B).

I. To vote on the admission of a successor or additional managing member, in the case the existing managing member resigns, which will require a 75% supermajority of the members, or 50% if a supermajority cannot be reached.
II. To appoint a replacement "Partnership Representative" if the managing member has resigned, which will require a supermajority (75%) of the members.
III. Certain special allocations under the internal revenue code, which will require the written request of a supermajority (75%) of the members.
IV. Dissolution of the Company, which will require a supermajority (75%) of the investor members and the Managing Member to consent to.
V. To approve an Amendment to the Company's Amended & Restated Operating Agreement (Exhibit B) that has a material adverse effect on the Investor Members, which such Amendment will require an approval of 66.66% of such Investor Members
VI. To vote on any other matter required to be approved by Members pursuant to the New York limited liability company law.

.

No Right to Transfer

Your Units will be illiquid (meaning you might not be able to sell them) for five reasons:

- The Amended & Restated Operating Agreement (Exhibit B) generally prohibits the sale or other transfer of Units without the Managing Member's consent, with some exceptions (such as transfers to immediate family members).
- Even if a transfer were to be approved, the Managing Member might condition its approval on a sale or other transfer to the satisfaction of one or more conditions, including without limitation a legal opinion that the sale does not violate Regulation Crowdfunding or any other applicable securities laws.
- If you want to sell, transfer, pledge, or assign your Interests, the Managing Member must consent to such action.
- Even if a sale were permitted, there is no ready market for the Units, as there would be for a publicly traded stock.
- Any transfer of a Interest would have to comply with applicable Federal and State securities laws.

As a result, you should plan to hold your Units indefinitely, with the minimum holding period being not less than 5 years following placement of the project into service (through the Recapture Period).

Schedule K-1

An IRS Schedule K-1 will be issued to each Investor each year, reflecting each Investor's allocable share of the Company's income, profits, gains, tax credits, expenses and deductions for federal income tax purposes, and equivalent schedules for State income tax purposes.

Modification of the Operating Agreement

The terms of the Amended & Restated Operating Agreement (Exhibit B), Capital Lease (Exhibit F), the Lease Agreement (Exhibit D), or any Project Document may only be modified if such modification has a material adverse effect on each Investor Member if approved by 66.66% of the Investor Members of the Company, as applicable. Otherwise, the managing member shall have the authority to make reasonable modifications.

The Person(s) Who Control the Company

The Issuer is primarily controlled by the Managing Member, which is controlled by its sole Member, HAF. As such, HAF will have effective control and the ability to make most decisions for the Company. The Investor Members will have very limited rights to influence the management or control of the Company. As an Investor Member, investors will have extremely limited rights to manage or control the Company.

How the Company's Actions Could Affect You

Actions taken by the Company could affect you in a number of different ways, including these:

- The Company decides what renovations will be made to the property.
- The Company decides how to advertise the property.
- The Company decides if and when to sell property, and for how much.
- The Company decides whether to rent the property, and for how much.
- The Company decides who to hire and for what compensation.
- Principals of the Company could decide to hire themselves to perform services for the Company and establish rates of compensation higher than fair market value.
- The Company might decide to raise more capital, whether through equity or debt.

§227.201(n) – The Funding Portal

The Company is offering its securities through Common Owner CF LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-00229 and the Funding Portal Registration Depository (FPRD) number is 309293.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Common Owner CF LLC as follows:

- Onboarding Fee of $2,500 (has already been paid)
- 5% of the total amount of investment in the Offering shall be paid to Common Owner CF LLC as a Success Fee.
    - The first 2.5% of the success fee shall be payable to Common Owner CF LLC in cash upon completion of the Offering.
    - The remaining 2.5% of the success fee shall be held in the form of Interests in the Company on the exact same terms as the Investors in the Offering.

Common Owner CF LLC owns no Interests in the Company, directly or indirectly, and (except to the limited extent of the success fee set forth above) will not acquire any Interests as part of the Offering, nor is there any arrangement for Common Owner CF LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The Company has no indebtedness. The Managing Member shall be permitted to cause the Company to incur indebtedness, as reasonably necessary, to Complete the Project. A portion of HAF's capital contribution and sponsor loan of $500,000 to the Managing Member has been or will be funded by a line of credit that is not secured by a mortgage on the Property, but is secured by a fixture filing on certain property of HAF.

Explanation for Investors

The indebtedness listed above is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding Offering

Details of Previous Offering conducted by the Company

HAF Holdings II, LLC has not previously conducted an offering of securities since its formation. Additionally, the Managing Member and HAF have also not conducted an offering of securities in the past three years.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
    - Anyone listed in your answer to question 227.201(b); or
    - Anyone listed in your answer to question 227.201(c); or
    - If the Company was organized within the last three years, any promotor you've used; or
    - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
    - Any corporation or other entity in which any of those people owns an interest.

There are no applicable transactions between the company and insiders.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company has limited liquidity, however, the Managing Member shall invest nearly $2,461,319 in capital contributions to the Company, from the proceeds of HAF's line of credit and certain grants and loans. Specifically, $500,000 of this capital contribution will be funded by a sponsor loan from HAF to the Managing Member, having a thirty-year term, 4.30% interest rate, and being repaid to the extent of available cash flow of the Managing Member. This sponsor loan is not specifically collateralized or secured. Together with the anticipated proceeds of the Offering, and potential additional grants received by the members, or their members, liquidity should be sufficient to complete the project.

Capital Resources

The company has limited capital resources on hand to complete construction in 2024. However, in addition to the liquidity set forth above, the Company has not currently encumbered its real or personal property with any debt and could do so in order to generate additional capital resources to complete construction, if needed.

Historical Results of Operations

There are no historical results of operations for the Company, which was formed on February 26, 2019 for the exclusive purpose of the Project. The Company has no financial activity other than formation expenses, as shown on the Company's reviewed financial statements attached as Exhibit H.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit H: Financial Statement*s*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on commonowner.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck, Inc. ran background checks on the principals of the Company (i.e., those covered by this rule). While the background checks indicated that such persons are "Likely Not Disqualified", this finding is not determinative and investors should not confuse this finding with an attestation that a covered person is credible or qualified.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track the Company's progress in raising money on the Offering page at CommonOwner.com

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and will share the report directly with our investors no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. The Company will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit A: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

All investors should take care to read Exhibit A: Risks of Investing, prior to investing in the Offering.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Reg CF offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Reg CF Offering goes live.

Explanation for Investors
This item requires a Company to provide certain materials it has used to solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the Offering becomes effective.

HAF Holdings II, LLC solicited interest for this offering through a “testing the waters” campaign under SEC Rule 206. All of the materials included during “testing the waters” are attached in Exhibit I.

Exhibit A

Risks of Investing

THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Purchasing LLC membership interests is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to distribute cash to investors.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

Albany, New York is a limited market: Unlike New York or Los Angeles, Albany is a small and limited real estate market with a limited number of purchasers having liquidity to complete real estate acquisitions. If the property did need to be sold, there is no guaranty it could be sold or liquidated in a prompt or efficient manner.

Distributions of Cash Flow are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any distributions of cash flow to the Investor Members. This includes any “preferred return” or “priority return” scheduled to be distributed to the Investors. Investors can look solely to the value of the property and the success of the project for distributions.

Allocations of Profits, Losses, and Credits are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any specific allocations of profits, losses, or tax credits to the Investor Members. This includes any federal or state "historic tax credits" or "rehabilitation tax credits" anticipated to be distributed to the Investors. Investors can look solely to the depreciable basis of the property and its actual eligibility for and claim of tax credits for allocations.

Risks of Tax Credit Recapture are not Guaranteed Against: In some cases, the internal revenue service or state tax departments may "recapture" tax credits. No individual or entity is guaranteeing that any tax credits awarded to the project will not be recaptured in all circumstances. The Guaranty provided to Investor Members by the Managing Member is limited in nature and does not cover all potential reasons that could cause the tax credits to be recaptured.

At-risk Analysis: One of the tests that the IRS uses to determine that tax credit investors are investing in a so called "true partnership" is called the At-risk analysis. This analysis tries to determine that the tax credit investors have true risk of loss given the nature and structure of the transaction, like any other equity investor in a real estate transaction. In many tax credit projects, the managing member provides guarantees to the investor members, that is not the case here. Where guarantees or other economic arrangements call into question the downside risk of certain investors, a company might fail this analysis, causing the internal revenue service to reallocate the tax credits away from the investor members. There is less information available about how an investment crowdfunding offering relates to this at-risk analysis and whether the particular aspects of this deal are compliant with what the IRS expects to see. While the Managing Member, the Company, and others will use their professional experience and expertise to minimize any risk from at-risk analysis questions, they make no guarantees that it will not create an issue that causes a loss in this case, which loss could be significant.

Economic substance doctrine: Another consideration for investors expecting to receive allocations of federal historic tax credits is called the economic substance doctrine, which is a way of determining whether the investment being made would make sense without the federal tax credits. However, the economic substance doctrine is not designed to discourage the type of investments that the tax credits were legislatively designed to promote. Further, the refundability of the New York State tax credit and lack of debt incurred by the Company are indicators that the transaction has some economic substance. However, the Managing Member, the Company, and others involved in the transaction cannot and expressly do not guarantee that the IRS will not challenge your investment based on the economic substance doctrine, and if this transaction is challenged on such grounds, you could incur significant losses.

Forbearance Agreement/Foreclosure Rights Agreement: A typical tax credit investor in a typical transaction of this nature would require any lender to the project to agree not to foreclose on the Project during the five-year recapture period, even in cases where the borrower/company defaulted under the applicable loan documents and security agreement. While the Managing Member will attempt to negotiate a similar arrangement with any prospective lenders to the Company, no such agreement is in place and there is no guaranty that the Managing Member will be able to do so, which increases your potential risk of recapture of the tax credits.

Historic Tax Credit "Safe Harbor": Revenue Procedure 2014-12 provides a so-called "Safe Harbor" whereby the Internal Revenue Service will not challenge a Partnership's allocation of historic rehabilitation tax credits to its partners. While attempts have been made to comply with this Safe Harbor in the organizational structure of the Issuer, there is a possibility that the Internal Revenue Service could conclude that the allocation of historic rehabilitation tax credits does not comply with the safe harbor, resulting in a recapture of tax credits and drastically reducing Investor returns.

Inability to Use Tax Credits: Whether or not you are allocated tax credits by the Company, a variety of complex tax rules govern who may and may not claim or otherwise utilize tax credits, including without limitation "passive activity rules." Therefore, there is a possibility that the tax credits cannot be used against your income, based on the type of income you have, the amount of income you have, or for other reasons. These matters are difficult to explain and vary dramatically based on an individual's personal tax situation. YOU SHOULD CONSULT WITH A TAX PROFESSIONAL ABOUT THESE MATTERS. The Issuer, Managing Member, and HAF make no representation or guaranty whatsoever that you will be able to use any tax credits.

Reasonableness Opinion: A typical tax credit investor in a typical transaction, might require a third-party appraisal or analysis of any related party fees to confirm such fees are reasonable compared to fees for non-tax credit projects and non-related party fees in the area. The Company and its investors will not receive a reasonableness report with respect to any related party fees. It will not include a broader reasonableness opinion and will be reliant on the Managing Member and their professional opinion with respect to the terms of this transaction.

Tax Opinion: A typical tax credit investor will receive a tax opinion from an attorney or law firm experienced in such matters, indicating that the credits should be available to be validly claimed by an investor. You will not receive a tax opinion and bear the risk that certain transactions entered into by the Company will not be respected for federal tax purposes, resulting in potentially significant losses.

Enforceability Opinion: A typical financing party in a commercial real estate transaction will receive an opinion from a law firm involved in such transaction and familiar and experienced with such matters indicating that the companies involved in the transaction are duly formed, validly existing, and in good standing and authorized to enter into various transactions and that the transaction documents are enforceable against such entity. You will not benefit from any such opinion and you acknowledge and agree you have not been represented by the attorneys of the Company, Managing Member, MM Manager, or funding portal and you accept all risk resulting therefrom, including all risk that the documents will not be enforceable against any specific party, or in general.

Inadequacy of Collateral and Other Security for Issuer Debts: If the Company defaults on any of its debts, creditors will be repaid before you will receive any of your money back or any distributions or allocations. There is no assurance that the property will be worth enough to repay such debts and you may receive nothing.

Property Value Could Decrease: The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Construction Risks: Our business plan involves major renovations of real property. Construction carries its own risks, with delays and cost overruns all too common. There is no guarantee that we will be able to

complete the renovations on time and on budget, and failure to do so may result in significantly reduced cash flow to the Company and returns to the Investor Members.

Limited Experience of the Development Team: Although the Company has extensive experience in the areas of historic preservation, this is the first major development project that the Company has pursued. The limited development experience of the Company and its leadership could be a risk to the completion or ongoing management of the project, which could result in Investor Members losing some or all of their money.

No Executed "Guaranteed Maximum Price" Construction Contract: A typical investor or lender might require a Company to enter into a "Guaranteed Maximum Price" contract with a general contractor or a contract with a construction manager to complete a project, while the Company has worked with general contractors to provide estimates of such services, the contracts may ultimately be substantially higher, causing delays in completion or causing construction to not be completed, resulting potential in reduced returns, dilution, or losses to Investor Members.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guaranty that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose: Investors own LLC membership interests, not debt notes of the Issuer and will have limited or no rights to "foreclose" or otherwise take control of the Issuer in an attempt to recover their investment.

Reliance on Management Team: The Manager is a small company owned by a nonprofit, with a small staff. If a key member of the management team were to die, become seriously ill or leave the Manager, it could damage our prospects and our ability to make the expected distributions to Investor Members.

Subordination to Senior Lenders: The Company will give its lender(s) a mortgage on the Project. If the Company went bankrupt, the lender(s) would be paid first (up to the value of their security), before any amounts are distributed to Investors.

Liability for Personal Injury: As the owner of rental properties, the Issuer will face significant potential liability for personal injury claims, e.g., "slip and fall" injuries. Although the Issuer will carry insurance against potential liability, it is possible that a claim would be made in excess of the insurance coverage.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if the Issuer carries adequate insurance.

No Market for the LLC Membership Interests Units; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Membership Interests in the Company

(i) There will be no public market for your LLC Membership Interests, meaning you could have a hard time finding a buyer.

(ii) Under the Amended and Restated Operating Agreement, the LLC membership interests may not be transferred without the manager's consent, which the manager may withhold in its sole discretion.

(iii) The Manager has the right to impose conditions on the sale of your LLC membership interests, and these conditions might not be acceptable to you.

(iv) If you want to sell your LLC Membership Interests, the Manager has a first right of refusal to buy them.

By law, you may not sell your LLC Membership Interests unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your LLC Membership Interests indefinitely.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair the Issuer's ability to distribute cash or allocate credits to investors.

Tax-Exempt Use Issues: A Company cannot claim tax credits for a variety of reasons pertaining to tax-exempt uses, including if the Company is a tax-exempt controlled company, if the property is leased under a disqualified lease, and similar, complex, issues. The Managing Member and the Company have taken great care to consider these issues and avoid violating these requirements, including appropriate tax exemptions being made by the Managing Member, however, there is no guaranty that these tax -exempt use issues may preclude the Company from claiming the tax credits, causing significant losses for investors.

Lease and Ownership Risks: The Company will hold leasehold title to the Property pursuant to a 60-year Capital Lease that conveys ownership for federal tax purposes. There is a risk that the lease might not be considered a "true lease" under a complex legal analysis. Similarly, the lease from the Company to its tenant, while unlikely, could potentially be interpreted as a disqualified lease, or not respected as a lease. In either case, the Company would incur irreparable harm and damage and Investor Members could lose some or all of their money.

No Title Insurance Policy: The Company does not currently have a leasehold owner's title insurance policy, meaning its ownership of the property is not insured against liens, mortgages, or other title encumbrances. Without such a policy the company may be at risk of financial losses resulting from disputes over the property's ownership or title defects. These risks could lead to delays or even the inability to develop or lease the property, resulting in lost revenue or other financial consequences. The Company has ordered, and plans to obtain a leasehold title policy, but that process is not yet complete

and the issuance of such a policy cannot be guaranteed. Even if issued, the policy may exclude certain types of title claims from coverage.

Risks Associated with Grant Funding: In certain cases, grant funding can reduce rehabilitation basis, causing disallowance of anticipated tax credits. Measures have been taken in the structuring of this transaction to avoid such disallowance, however, there is no guaranty that the IRS or state taxing authority will respect this structure, which could lead to disallowance of tax credits or reduction of depreciable basis, significantly reducing investor returns.

Risks Associated with Foreclosure Laws: Foreclosure laws and methods vary from state to state. Many states require long processing periods or a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for the Company to timely recover the value of its loan if a Borrower defaults.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing their rights. Bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to issuers. These ratings are intended to help investors gauge the ability of the issuer to repay loans. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: An investor holding LLC Membership Interests will generally be required to accrue (and pay tax on) pass-through income even if the Company fails to pay the interest, leaving the investor out-of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For Example:

- Principals of the Company have been, are, and will be engaged in other real estate projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.
- An Investor could want the principals of the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the LLC Membership Interests, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the LLC Membership Interests will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the LLC Membership Interests are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The LLC Membership Interests are being offered pursuant to Regulation Crowdfunding, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Risks of Relying on Third Parties: The Issuer will engage third parties to provide essential services. If a third party the Issuer retains performs poorly or becomes unable to fulfill its obligations, the Issuer's business could be disrupted. Disputes between the Issuer and its third party service providers could disrupt its business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require us to expend significant time, money and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Issuer against such claims.

Change of Law Risk: The Project is heavily dependent on the availability of historic tax credits. While efforts were made in the structuring of this project, including but not limited to all efforts taken to comply with the aforementioned Safe Harbor, to qualify for these various incentive programs, there is a risk that the project may be disqualified from one or more of these programs, causing the tax credits to be recaptured. Further, a future change in law or regulations could cause recapture of the tax credits or otherwise negate or disqualify State or Federal tax incentives upon which the Project is dependent or cause unforeseen tax outcomes to Investors.

Inability to Control Expenses: Market forces and competition will limit the amount of rent the Issuer can charge. Hence, the success of the Project depends to a large extent on the ability of the Issuer to anticipate, control, and limit expenses. Many expenses will be outside the control of the Issuer.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions could put downward pressure on rents and occupancy levels, or prevent the Issuer from raising rents in the future. Competition, especially from newer buildings with greater amenities, could have the same effect.

Non-Paying Tenants: Some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although the Issuer would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely the Issuer could recover the damages due.

Need for Additional Capital: The Project might require more capital, whether to finance cost overruns, to pay for improvements, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates. If capital is available in the form of equity, the new investors might have rights superior to those of Investors, or they might purchase their equity interests at a lower price than Investors, thereby "diluting" Investors.

Sources of Funding Not Fully Committed: While the Issuer expects to receive a variety of grant funding sources to assist in the funding of the project, many of these sources have not been committed to in a binding agreement. Some such sources have provided award letters however, the amounts and disbursement terms could change significantly, requiring potential funding shortfalls, the necessity of debt, or other restructuring to be required.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

Exhibit B

Amended and Restated Operating Agreement

HAF HOLDINGS II, LLC

AMENDED AND RESTATED

OPERATING AGREEMENT

Dated as of March 31, 2023

Table of Contents

Page

HAF HOLDINGS II, LLC

AMENDED AND RESTATED

OPERATING AGREEMENT

This Amended and Restated Operating Agreement (the “Agreement”) is made and entered into as of March 31, 2023, by and between HAF Hudson MM LLC, a New York limited liability company (the “Managing Member”), and the persons who purchase Company Interests now or following the date of this Agreement, by executing an Investment Agreement and contributing capital, which may include Managing Member and/or its affiliates (each, individually, an “Investor Member” and collectively, the “Investor Members”). The Investor Members and the Managing Member are sometimes collectively referred to as “Members” in this Agreement.

RECITALS

WHEREAS, on February 6, 2019, HAF Holdings II, LLC (the “Company”) was formed pursuant to the filing of Articles of Organization with the Office of the Secretary of State of New York;

WHEREAS, the Historic Albany Foundation, Inc. (the “Withdrawing Member”) entered into that certain Operating Agreement with respect to the Company, effective as of February 6, 2019 (the “Existing Agreement”);

WHEREAS, the Withdrawing Member desires to withdraw from the Company and the Managing Member desires to be admitted to the Company as the Managing Member.

WHEREAS, the Company has a leasehold interest in the building located in Albany, New York and commonly known as the “Van Ostrande–Radliff House” (the “Building”) as well as the Land (as such term is hereinafter defined) upon which the Building is located pursuant to the Capital Lease;

WHEREAS, the rehabilitation of the Building will help ensure the preservation and protection of the historic Building through the restoration of the historic interior and exterior of the Building, and the development of the Building into commercial space that will qualify for Federal Historic Tax Credits and State Historic Tax Credits;

WHEREAS, the Managing Member is the managing member of the Company and has transferred all development entitlements relating to the Building and intends to make an investment in the Company in the aggregate amount of $2,461,319 (the “Managing Member Capital Contribution”), which includes sums previously incurred by the member of the Managing Member in the amount of $32,716.81, for which Managing Member shall receive capital account credit pursuant to the terms of the Capital Lease (as defined herein);

WHEREAS, the Investor Members are anticipated to make capital contributions to the Company in the anticipated aggregate amount of up to $945,760 to the Company;

WHEREAS, each Investor Member's capital contribution, and the Managing Member Capital Contribution shall be used to fund the rehabilitation of the Building; and

WHEREAS, the parties hereto now desire to amend and restate the Existing Agreement to (i) admit each Investor Member to the Company as the Investor Members; (ii) admit the Managing Member to the Company as the Managing Member and appoint the Managing Member as the Managing Member of the Company; and (iii) set forth all of the provisions governing the Company.

NOW, THEREFORE, in consideration of the foregoing, of mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereby agree as follows:

ARTICLE 1
CONTINUATION OF THE COMPANY

1.1 Formation. The Company was formed as a New York limited liability company by executing and transmitting Articles of Organization to the Secretary of State of New York in accordance with the provisions of New York law. The Secretary of State of New York certified that the Company was formed effective February 06, 2019. Effective with the filing of the Articles of Organization, the company shall constitute a limited liability company formed pursuant to the New York Limited Liability Company Act and other applicable laws of the State of New York. The Members shall, when required, file such amendments to or restatements of its Articles of Organization, in such public offices in the State of New York or elsewhere, as the Members deem advisable to give effect to the provisions of this Agreement and the Articles of Organization, and to preserve the character of the Company as a limited liability company.

1.2 Organizer Release. The Company hereby ratifies and adopts the acts and conduct of the Company's organizer in connection with the Company's organization as acts and conduct by and on behalf of the Company. The organizational and other activities for which the organizer was responsible have been completed. The organizer is hereby relieved of any further duties and responsibilities in that regard, and the Company and the Members hereby indemnify and hold harmless the organizer for any loss, liability, or expense arising from his actions or conduct in such capacity.

1.3 Name. The name of the Company is HAF Holdings II, LLC.

1.4 Principal Executive Offices; Agent for Service of Process. The principal place of business of the Company within the State of New York is 89 Lexington Avenue, Albany, New York 12206. The Company may change the location of its principal executive office to such other place or places as may hereafter be determined by the Managing Member. The Managing Member shall promptly notify all other Members of any change in the principal executive office. The Company may maintain such other offices at such other place or places as the Managing Member may from time to time deem advisable.

1.5 Term. The term of the Company commenced upon filing of the Articles of Organization, and shall continue until Company is dissolved by law or in accordance with the provisions of this Agreement.

1.6 Filings. The Managing Member shall take all necessary action required by law to maintain the Company as a limited liability company under the laws of the Formation State and shall register the Company under any assumed or fictitious name statute or similar law in force and effect in the State or the Formation State, as required.

1.7 Admission and Withdrawal of Members. The Withdrawing Member is hereby withdrawn as a member of the Company, the Managing Member is hereby admitted to the Company and appointed as the initial Managing Member of the Company.

ARTICLE 2
DEFINED TERMS

In addition to the defined terms set forth in the Recitals to this Agreement, the following defined terms used in this Agreement shall have the meanings specified below:

"Accountants" means such independent certified public accountants as may be engaged by the Company in the sole discretion of the Managing Member.

"Act" means the New York Limited Liability Company Act, as the same may be amended from time to time during the term of the Company.

"Actual Federal Historic Tax Credits" means, for a particular year or in the aggregate, as the context may require, the total amount of Federal Historic Tax Credits available to the Company and properly allocable to each Investor Member under the terms of this Agreement, as subsequently adjusted by any Final Determination.

"Actual State Historic Tax Credits" means, for a particular year or in the aggregate, as the context may require, the total amount of State Historic Tax Credits available to the Company and properly allocable to each Investor Member under the terms of this Agreement, as subsequently adjusted by any Final Determination.

"Adjuster Differential Amount" has the meaning set forth in Section 5.3(b)(iii) herein.

"Adjustment Year" shall have the meaning set forth in Section 6225(d) of the Code.

"Admission Date" means, with respect to each Investor Member, the date which is the later of the date (i) each Investor Member executes and submits to the Company a copy of the Investment Agreement between the Company and such Investor Member and (ii) capital is disbursed from the escrow agent, with respect to the Offering, to the Company.

"Affiliate" means, with respect to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with the Person specified, (ii) any Person owning or controlling 10% or more of the outstanding voting securities or beneficial interests of the Person specified, (iii) any officer, director, partner, trustee or member of the immediate family of the Person specified, (iv) if the Person specified is an officer, director, general partner, manager, managing member or trustee, any corporation, partnership or trust for which that Person acts in that capacity or (v) any Person who is an officer, director, general partner, manager, managing member, trustee or holder of 10% or more of outstanding voting securities or beneficial interests

of any Person described in clauses (i) through (iv). The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, each Investor Member shall not be deemed an Affiliate of any Developer Entity and vice-versa.

"After-Tax Basis" means, with respect to any payment to be received by each Investor Member, the amount of such payment supplemented by a further payment or payments so that, after deducting from such payments the amount of all taxes imposed on each Investor Member by any governmental authority or other taxing authority with respect to such payments, the balance of such payments shall be equal to the original payment to be received; provided, however, for the purposes of this definition, and for purposes of any payment to be made to each Investor Member on an After-Tax Basis, it shall be assumed that taxes are payable by each Investor Member at the Applicable Tax Rate.

"Agreement" means this Operating Agreement, as amended from time to time.

"Applicable Laws" means any provision of any federal, state, municipal or local laws, ordinances, rules, regulations, requirements, including without limitation Environmental Laws, or any order, judgment, decree, determination, or award of any court binding on any Developer Entity or its assets, including the Property.

"Applicable Securities Laws" means any provision of any federal, state, municipal, or local laws, ordinances, rules, regulations, requirements, or any order, judgment, decree, determination, or award of any court regarding securities.

"Applicable Tax Rate" means the combined effective federal, state, and local income tax rate of a taxpayer applicable in any given Company Fiscal Year assuming in each case the maximum tax rate applicable to the taxpayer without regard to actual taxable income.

"Architect" means John G. Waite Associates, Architects or such other firm as may be engaged by the Company in the sole discretion of the Managing Member to provide architectural services in connection with the Rehabilitation.

"Architect's Certificate" means the certificate executed by the Architect.

"Articles" means the Articles of Organization of the Company, or any articles of organization or any other instrument or document which is required under the laws of the Formation State to perfect or maintain the Company as a limited liability company under the laws of the Formation State, to effect the admission, withdrawal or substitution of any Member of the Company, or to protect the limited liability of each Investor Member under the laws of the Formation State.

"Bad Acts" means gross negligence, willful misconduct, malfeasance, fraud or any breach of fiduciary duty by the Managing Member or any other Developer Entity or any Affiliate thereof.

"Bankruptcy" or "Bankrupt" as to any Person means the filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code of 1978 or like provision of law

(except if such petition is contested by such Person and has been dismissed within 60 days); insolvency of such Person as finally determined by a court proceeding; filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within 60 days.

"Bankruptcy Code" has the meaning set forth in Section 6.3(e).

"Budget" has the meaning set forth in Section 8.17.

"Building" has the meaning set forth in the recitals hereto.

"Business Day" means a day during which commercial banks in the State of New York are open for business of the nature required for the implementation or administration of this Agreement.

"Capital Account" means the capital account of a Member as described in Section 11.5.

"Capital Contribution" means with respect to any Member the total amount of money or the fair market value of other property (net of liabilities thereon) contributed or agreed to be contributed, as the context requires, to the Company by such Member pursuant to the terms of this Agreement. Any reference to the Capital Contribution of a Member shall include the Capital Contribution made by a predecessor holder of the Interest of such Member.

"Capital Contribution Adjustments" means any Credit Adjustment, Recapture Differential Amount, or Adjuster Differential Amount as the same may be reduced by any payments made pursuant to Article XI hereof.

"Capital Lease" means that certain Lease by and between HAF, as lessor, and the Company, as lessee dated on or about the date hereof.

"Capital Transaction" means (i) a sale, assignment, or other disposition of all or substantially all of the assets of the Company; (ii) a mortgage, financing or refinancing; (iii) a casualty (where the proceeds are not to be used for reconstruction), condemnation or similar event of any part of the Building, where the gross proceeds from such event exceed $50,000; (iv) a title defect giving rise to payments to the Company under the Title Policy; or (v) any other transaction generating cash proceeds to the Company that are not includable in determining Net Cash Flow.

"Certification Application" means for the Property, the Historic Preservation Certification Application provided for in Title 36 of the Code of Federal Regulations, Part 67.

"Check The Box Regulations" means regulations (in temporary or in final form) or other equivalent authority issued by the Internal Revenue Service and all state and local jurisdictions in which the income, assets or operations of the Company are, or may be, subject to income or similar

tax, pursuant to which the Company's default classification is a partnership for U.S. federal income tax purposes.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision or provisions of prior or succeeding law.

"Commercial Sublease" means any lease or sublease or other agreement for the use or occupancy of any portion of the Property other than as a "dwelling unit" as that term is defined in Section 168(e)(2)(A) of the Code, including, without limitation, any Project Sublease.

"Company" has the meaning set forth in the recitals hereto.

"Company Fiscal Year" means the fiscal and tax year of the Managing Member as provided in Section 13.6.

"Consent" means the prior written consent or approval of each Investor Member and/or any other Member, as the context may require, to do the act or thing for which the consent is solicited, which consent shall not be unreasonably withheld, conditioned or delayed.

"Construction Contract" means, that certain construction contract or contracts (including all exhibits, attachments thereto and change orders approved by the Lender and the National Park Service, if required) for construction services entered into between the Company and any Contractors, pursuant to which the Property is being rehabilitated.

"Contractor" means those certain general construction contractor for the Property (as identified in the Construction Contract).

"Controlling Interest" means the power to direct the management of any Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

"Cost Certification" means a written certification of the Accountants as to the itemized amounts of the Development Costs, the QREs incurred in connection with the Rehabilitation, the Actual Federal Historic Tax Credits and the Actual State Historic Tax Credits.

"Counsel" or "Counsel for the Company" means such attorneys or law firm or firms selected by the Managing Member; provided, however, that if any section of this Agreement either (i) designates particular counsel for the purpose described therein, or (ii) provides that counsel for the purpose described therein shall be chosen by another method or by another Person, then such designation or provision shall prevail over this general definition.

"Credit Adjustment" has the meaning set forth in Section 5.3(b).

"Critical Event" has the meaning set forth in Section 8.7.

"Cut-Off Date" means December 31, 2024.

"Debt Service" means all payments of principal, interest, or other charges or any combination thereof, due on any outstanding debt owed by the Company, including the Loan.

"Debt Service Coverage Ratio" means for any period of time, the ratio of Operating Income less Operating Expenses for such period to Debt Service for such period, as determined by the Accountants and approved by each Investor Member.

"Depreciation" means, for each Company Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Company Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Company Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Company Fiscal Year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Company Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

"Designated Individual" means the person appointed by the Partnership Representative to be the "designated individual" with the sole authority to bind the Partnership Representative pursuant to the Revised Partnership Audit Rules.

"Designated Prime Rate" means the prime commercial rate of interest as published from time to time in The Wall Street Journal, or such other source as the parties may agree, adjusted as such rate adjusts.

"Developer" means HAF.

"Developer Entity" means each of the Developer, the Managing Member, and any other Affiliate of any of them with any connection to the Property or the Company; provided, however, that any Investor Member shall not be deemed a Developer Entity.

"Development Costs" means all expenditures which are required to (i) complete the Rehabilitation, (ii) achieve Substantial Completion, (iii) achieve Final Closing, (iv) pay any applicable loan assessment fees, discounts or other expenses incurred by the Company as a result of the occurrence of Final Closing, and (v) fund any reserves required to be funded from Development Sources. Without limiting the generality of the foregoing, the term "Development Costs" shall include (1) any loan assessment fees, discounts or other expenses incurred by the Company, including those that result from the occurrence of Final Closing, (2) any permanent loan extension fees, (3) any interest, taxes, and property insurance premiums, (4) any construction cost overruns and the cost of any change orders, (5) sums necessary to remedy any defects, including latent defects, in connection with the rehabilitation or construction, if such defects are not cured by the Contractor within a reasonable period of time, (6) any escrow deposit requirements which are conditions to the Final Closing, including without limitation, any amounts necessary for local taxes, utilities, earthquake and other insurance premiums and other purposes, which might be required (provided, however, that if any such deposits are made by the Managing Member and the funds, or any portion thereof, subsequently are released from such deposit, the funds so released shall be paid to the Managing Member), and (7) any Operating Deficits arising during the Property Development Period.

"Development Sources" means the aggregate of the paid-in portion of each Member's Capital Contribution, the Loan proceeds and the Company's share of any casualty insurance or condemnation award proceeds to the extent received during the Property Development Period, necessary for rebuilding of the Property, and available therefor.

"Disqualified Person" means (a) any Federal, State, or local government (or any political subdivision, agency, or instrumentality thereof); (b) any organization described in Section 501(c) of the Code and exempt from tax under Section 501(a) of the Code; (c) any Person who is not a "United States person" as defined in Section 7701(a)(3) of the Code (other than a foreign partnership or foreign pass-through entity), unless such Person is a foreign person or entity that is subject to United States federal income tax on more than 50% of the gross income for the taxable year derived by such Person from the Project; (d) any entity described in Treasury Regulation Section 1.48-4(a)(1)(v) (e.g., a real estate investment trust, regulated investment company, certain domestic building and loan associations, a mutual savings or cooperative bank or a cooperative described in Section 1381(a) of the Code); and (e) any partnership or other pass-through entity (including a single-member disregarded entity) and any partner (or other holder of an equity or profits interest) of which is a Disqualified Person.

"Economic Interest" means the elements of an Interest that (i) are limited to the right to receive allocations of Operating Profits and distributions of New Cash Flow and proceeds from a Capital Transaction pursuant to Sections 11.1 and 11.4, respectively, and Capital Account balance; and (ii) do not include any rights to vote, grant any consent or participate in any way in the management of the Company.

"Environmental Laws" means the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq., and/or the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and/or the Occupational Safety and Health Act, each as amended from time to time and any other federal, state, or local statute, code, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, writ, judicial decision, common law rule, decree, agency interpretation, injunction or other authorization or requirement whenever promulgated, issued, or modified, including the requirement to register underground storage tanks, relating to:

(i) emissions, discharges, spills, releases, or threatened release of pollutants, contaminants, Hazardous Substances (as hereinafter defined), materials containing Hazardous Substances, or hazardous or toxic materials or wastes into ambient air, surface water, groundwater, watercourses, publicly or privately owned treatment works, drains, sewer systems, wetlands, septic systems or onto land; or

(ii) the use, treatment, storage, disposal, handling, manufacturing, transportation, or shipment of Hazardous Substances, materials containing Hazardous Substances or hazardous and/or toxic wastes, material, products, or by-products (or of equipment or apparatus containing Hazardous Substances).

"Excess Development Costs" means all Development Costs in excess of Development Sources.

"Excluded Event" means (i) any sale or disposition of a direct or indirect Interest in the Company by each Investor Member other than following the occurrence of a Critical Event, (ii) a change in each Investor Member's tax status to a Disqualified Person, (iii) any other act or omission by each Investor Member that was the cause of a Recapture Event, or (iv) the failure of, unless due to acts or omissions of the Managing Member, (a) the Company to be treated as a partnership for federal income tax purposes or (b) each Investor Member to be a partner in the Company for federal income tax purposes.

"Existing Agreement" has the meaning set forth in the recitals hereto.

"Federal Historic Tax Credits" means the tax credit allowable pursuant to Section 47 of the Code for QREs incurred in connection with the "certified rehabilitation" of a "certified historic structure."

"Financing Documents" means various financing arrangements with lenders and/or grantors secured by encumbrances upon the Property including, without limitation, such encumbrances that may be set forth in and Loan documents with one or more Lenders or grant disbursement agreements with one or more grantors.

"Final Closing" means the date upon which each Investor Member has received from the Company evidence of each of the following: (i) Substantial Completion, (ii) final lien-free completion (except for any construction lien contested in good faith by the Company provided such liens have been bonded or insured against in such manner to preclude the holder of such lien or such surety or insurer from having any recourse to the Property or the Company for payment of any debt secured thereby) of the Rehabilitation, including all outstanding punchlist items, (iii) [Reserved], and (vi) receipt of an AIA certificate of final completion covering one hundred percent (100%) of the Property from the Architect.

"Final Determination" means the earliest to occur of (i) the date on which a decision, judgment, decree or other order has been issued by any court of competent jurisdiction, which decision, judgment, decree or other order has become final (i.e., all allowable appeals requested by the parties to the action have been exhausted or the deadline for filing any appeal has passed), (ii) the date on which the Internal Revenue Service (or, if applicable, any state or local taxing authority) has entered into a binding agreement with the Company with respect to such issue or on which the Internal Revenue Service (or such state or local taxing authority) has reached a final administrative or judicial determination with respect to such issue which, whether by law or agreement, is not subject to appeal, (iii) the date on which the time for instituting a claim for refund has expired, or if a claim was filed the time for instituting suit with respect thereto has expired with no such suit having been filed, (iv) the date on which the applicable statute of limitations for raising an issue regarding a federal (or, if applicable, a state or local) income tax matter with respect to the Company has expired with such issue not having been raised, (v) the date on which the Company files a tax return with the Internal Revenue Service, or (vi) the date on which the Internal Revenue Service concedes any issue raised regarding a federal income tax matter.

"Formation State" or "State" means New York.

"Former Member" means any Person who was a Reviewed Year Member but does not hold an interest in the Company at any time during the Adjustment Year.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managing Member, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; provided, however, that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations and Section 11.5 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (iv) to the extent the Managing Member determines that an adjustment pursuant to clause (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section (i), (ii) or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits or Losses.

"HAF" means Historic Albany Foundation, Inc., a New York not-for-profit corporation.

"Hazardous Substance" means (i) hazardous materials, hazardous wastes, and hazardous substances as those terms are defined under any applicable Environmental Laws, (ii) petroleum and petroleum products including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) asbestos and/or any material which contains any hydrated

mineral silicate, including but not limited to chrysolite, amosite, crocidolite, tremolite, anthophylite, and/or actinolite, whether friable or non-friable, (v) PCBs, or PCB-containing materials or fluids, (vi) radon, (vii) any other hazardous, radioactive, toxic, or noxious substance, materials, pollutant, or solid, liquid or gaseous waste, and (viii) any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, or remediation.

"IM Loans" means any loans to the Company that any Investor Member, in its sole discretion, may elect to make, pursuant to Section 5.4(c) of this Agreement.

"Imputed Underpayment" shall have the meaning set forth in Section 6225 of the Code.

"Indemnity Payment" has the meaning set forth in Section 8.7.

"Installment(s)" means, as the context requires, one or more of the installments of each Investor Member's Capital Contribution paid or payable to the Company pursuant to Section 5.3(a), or as otherwise provided herein.

"Interest" or "Company Interest" or "Percentage Interests" means the ownership interest of a Member of the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of said Act. Such Interest of each Member shall, except as otherwise specifically provided herein, be that percentage of the aggregate of such benefit or obligation specified by Section 5.1 as such Member's Percentage Interest. Provided, however, that such Percentage interest shall be adjusted on the Transition Date as more specifically discussed in Section 5.1 hereof.

"Investor Member" and "Investor Members" has the meaning set forth in the preamble hereto.

"IRS" means the Internal Revenue Service.

"IRS Safe Harbor" means Revenue Procedure 2014-12.

"Land" has the meaning set forth in the recitals hereto.

"Lender" means any lender reasonably determined by the Managing Member to provide a loan to the Company. It is not currently anticipated that the Company will incur any indebtedness from any party other than the Managing Member, however, the Company may incur indebtedness in the sole discretion of the Managing Member.

"Liquidator" means the Managing Member or, if there are none at the time in question, such other Person who may be appointed in accordance with applicable law and who shall be responsible for taking all action necessary or appropriate to wind up the affairs of, and distribute the assets of, the Company upon its dissolution.

"Loan" means, any loan made to the Company by one or more Lenders, which Lenders may be members of the Company, in the reasonable discretion of the Managing Member.

"Loan Documents" means, collectively, the Line of Credit Documents and the Sponsor Loan Documents.

"Manager Breach" means (i) Bad Acts; (ii) breach of this Agreement or any other Operating Document by the Managing Member or any other Developer Entity or any Affiliate thereof that results in a material adverse impact to each of the Investor Members; and/or (iii) breach of Managing Member's fiduciary duty.

"Managing Member" has the meaning set forth in the preamble hereto.

"Managing Member Capital Contribution" has the meaning set forth in the recitals hereto.

"Member" means any or each Person who is a member of the Company as the context shall require.

"Mortgage" means that certain Leasehold Mortgage given by the Company to the Lender to secure the Loan.

"Net Cash Flow" means, for each Company Fiscal Year, the sum of (i) Operating Income and (ii) any other funds deemed available for distribution by the Managing Member with approval of the Lender, if required (excluding loans, condemnation and casualty proceeds, Capital Transaction proceeds, and tenant security deposits, and interest thereon, unless forfeited to the Company), less the sum of all Operating Expenses, including Debt Service, and all other cash expenditures (whether or not such expenditure are deducted, amortized or capitalized for tax purposes). Net Cash Flow shall be determined separately for each Company Fiscal Year, commencing on the day after Final Closing and shall not be cumulative.

"Net Interim Income" means the amount by which the sum of (i) Operating Income attributable to the Property Development Period and (ii) Development Sources, including income, rental income, and any reserves, escrows or insurance proceeds released by the Lender, even if actually received after such period, exceeds the sum of (iii) any Operating Expense attributable to the Property Development Period and (iv) all other Development Costs, regardless of when expended.

"Notice" has the meaning set forth in Section 16.7.

"Operating Deficit" means, for any period, the amount by which Operating Income for such period of time is exceeded by Operating Expenses and Debt Service due from the Company. For purposes of this definition, all expenses shall be deemed payable on a sixty (60) day current basis.

"Operating Deficit Loans" means the loans made by the Managing Member to the Company pursuant to Section 8.9(b) of this Agreement.

"Operating Documents" means and includes (i) this Agreement; (ii) intentionally omitted; (iii) the Construction Contract; (iv) intentionally omitted; (v) the Loan Documents; (vi) Put Option Agreement; (vii) reserved; (viii) the Project Sublease; (ix) the Capital Lease; and (x) all instruments delivered to (or required by) the Lender or the Secretary including the Certification Application (to the extent the Company is obligated thereunder).

"Operating Expenses" mean all expenses of operation of the Property and the Company, as incurred by the Company in the reasonable discretion of the Managing Member, including without limitation, costs of utilities, maintenance, repairs and necessary replacements, real estate taxes, insurance premiums, professional fees, miscellaneous expenses, and any deposit to cash reserves for working capital, capital expenditures, repairs, replacements and anticipated expenditures, in such amounts as may be determined from time to time by the Managing Member with the approval of each Investor Member to be advisable for the operation of the Company, but excluding Development Costs and any other expenses of the Company to be paid from Development Sources pursuant to this Agreement; Debt Service; any payments or distributions of Net Cash Flow; and depreciation, amortization, and other non-cash items. For purposes of this definition, all expenses shall be deemed paid on the earlier of the stated due date or on a sixty (60) day current basis.

"Operating Income" means all cash received from operation of the Property and the Company in the ordinary course of business and recognizable by the Company for income tax reporting purposes, including rents, withdrawals from reserves to the extent otherwise permitted hereunder, and all other sources; provided, however, that Operating Income shall exclude Development Sources and the proceeds of any other loans to the Company, proceeds from Capital Transactions and interest earned on reserves (unless withdrawn as aforesaid).

"Operating Profits" or "Operating Losses" means, for any Company Fiscal Year, the Profits or Losses, as the case may be, of the Company for that year as determined for federal income tax purposes by the Accountants with the adjustments described in the definition of "Profits or Losses," excluding Profits or Losses from a Capital Transaction and determined without regard to any adjustments to basis pursuant to Sections 734 or 743 of the Code.

"Ordinary Income Amount" has the meaning set forth in Section 11.3(c).

"Part 1 Approval" means (i) the individual listing on the National Register of Historic Places of the Building; or (ii) the determination by the National Park Service pursuant to Part 1 of the Certification Application that the Building is located in a registered historic district (as that term is used in Section 47(c)(3)(B) of the Code) and is certified by the Secretary as being of historic significance to the district, including, without limitation, a Preliminary Part 1 Approval.

"Part 2 Approval" means the conditional determination by the National Park Service, including any amendments, pursuant to Part 2 of the Certification Application, that the rehabilitation of the Building described in the Plan and Specifications provided for in Section 4.1(a) hereof is consistent with the historic character of the Building and meets the Secretary's Standards.

"Part 3 Approval" means the determination by the National Park Service, pursuant to Part 3 of the Certification Application, that the completed rehabilitation of the Building is a "certified rehabilitation" of a "certified historic structure" under Section 47 of the Code.

"Preliminary Part 1 Approval" means the National Park Service's determination that the Building appears to meet the National Register Criteria for Evaluation and will likely be listed in the National Register of Historic Places if nominated by the State Historic Preservation Officer according to the procedures set forth in 36 CFR Part 60.

"Partnership Representative" means the Member designated in Section 11.7 to be the "Partnership Representative" provided for in the Revised Partnership Audit Rules.

"Percentage Interest" means the percentage Interest of each Member as set forth in Section 5.1 and in the Company's Registry of Shares, maintained and kept up to date by the Managing Member.

"Person" means any individual, partnership, joint venture, limited liability company, corporation, trust or other entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so requires.

"Placement in Service" means with respect to the Rehabilitation the occurrence of the events necessary to establish placement in service thereof for purposes of Section 1.48-12(f)(2) of the Treasury Regulations.

"Plans and Specifications" means the Plans and Specifications for the Rehabilitation of the Building approved by the Lender, including, without limitation, specifications for materials, and all amendments and modifications thereof.

"Price" means: (i) with respect to the Federal Historic Tax Credits, $0.84, and (ii) with respect to the State Historic Tax Credits, $0.74.

"Priority Return" means a return of 1.0% per annum on the portion of each Investor Member's paid-in Capital Contributions which are attributable to the Federal Historic Tax Credits anticipated to be allocated to each Investor Member hereunder, compounded annually until paid, determined on the basis of a 365-day year for the actual number of days in the period for which the Priority Return is being determined. To the extent the Priority Return distributions pursuant to Section 11.1 are less than required (a "Distribution Shortfall"), such Distribution Shortfall shall accrue interest at a rate of three percent (3%) per annum and shall be payable on the earlier of (i) future Cash Flow available for distribution being sufficient to pay the Distribution Shortfall, (ii) the exercise of each of each Investor Members' put option pursuant to the Put Option Agreement, or (iii) the occurrence of a Capital Transaction.

"Profits" or "Losses" means, for each Company Fiscal Year or other period, an amount equal to the Company's taxable income or loss, as the case may be, for such Company Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(i) Any items described in Sections 705(a)(1)(B) and 705(a)(1)(C) of the Code which are not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss.

(ii) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss.

(iii) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(iv) In the event of a distribution of Company assets to a Member (whether in connection with a liquidation or otherwise), or in the event the Gross Asset Value of any Company asset is adjusted upon the acquisition of an additional interest in the Company, unrealized income, gain, loss and deduction inherent in such distributed or adjusted assets (not previously reflected in Capital Accounts) shall be allocated pursuant to Section 11.1 hereof as if there had been a taxable disposition of such distributed or adjusted assets at fair market value.

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Company Fiscal Year or other period, computed in accordance with the definition of "Depreciation" set forth herein.

(vi) Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 11.10 hereof shall be taken into account in computing Profits or Losses only if required under the applicable provisions of the Code and Treasury Regulations.

"Profits or Losses from a Capital Transaction" means the Profits or Losses, if any, recognized by the Company as a result of a Capital Transaction, as determined for federal income tax purposes by the Accountants with the adjustments described in the definition of "Profits or Losses," but without regard to any adjustments to basis pursuant to Section 734 and 743 of the Code.

"Projected Federal Historic Tax Credits" means Federal Historic Tax Credits in Company Fiscal Year 2024 equal to $604,629 with respect to the Building, which will be allocated in an equal, ratable, amount for each year of the Recapture Period and which the Managing Member has projected (and which have been reviewed and accepted by each Investor Member) to be the total amount of Federal Historic Tax Credits allocated to each Investor Member in connection with the Rehabilitation.

"Projected State Historic Tax Credits" means State Historic Tax Credits in Company Fiscal Year 2024 equal to $604,629 with respect to the Building, the entire amount of which may be claimed in the year in which the Building is Placed in Service, and which the Managing Member

has projected (and which have been reviewed and accepted by each Investor Member) to be the total amount of State Historic Tax Credits allocated to the Investor Members in connection with the Rehabilitation.

"Projections" means the budget prepared by the Managing Member for the development of the Building and the operations of the Company.

"Project Sublease" means that certain Lease Agreement entered into by and between the Company, as landlord, and HAF, as tenant, entered into as of even date herewith.

"Property" means the Building, the Land and any improvements to the Building or the Land.

"Property Development Period" means the period commencing upon the date hereof and terminating upon Final Closing.

"Property Management Agreement" means any property management agreement pursuant to which the Company contracts with a Person for leasing and/or property management services for the Property.

"Property Management Agreement Requirements" has the meaning set forth in Section 8.16(b).

"Property Management Termination Event" has the meaning set forth in Section 8.17(b).

"Property Manager" means a person, firm, or company, if any, selected by the Managing Member subject to Section 8.16 to manage the operation of the Property in accordance with this Agreement.

"Push-Out Election" has the meaning set forth in Section 11.8(f).

"Put Option Agreement" means that certain Put Option Agreement between each Investor Member and the Managing Member of even date herewith and respecting the Interest of each Investor Member in the Company.

"QREs" means "qualified rehabilitation expenditures" as such term is defined in Section 47(c)(2) of the Code, as determined by the Accountants.

"Recapture Adjustment Amount" means an amount equal to any increase in taxes payable by Investor Members as a result of any Recapture Event plus any interest and/or penalties due to the Internal Revenue Service or applicable state taxing authority in connection therewith all calculated on an After-Tax Basis.

"Recapture Differential Amount" has the meaning set forth in Section 8.7(d).

"Recapture Event" means, as determined with respect to the Company or the Property, any event, other than an event arising solely as a result of an Excluded Event, that results or, but for the passage of time, will result in a recapture, disallowance or other loss of Tax Credits on the

Property allowed or allowable to the Company or each Investor Member, as determined under the Code, State HTC Statute or other applicable law.

"Recapture Period" means the time period during which Tax Credits attributable to the Property are subject to recapture pursuant to the Code or the State HTC Statute.

"Registry of Shares" A register of each of the Members of the Company (and notice information for each Member) and each Member's respective Interests, required Capital Contribution, and Capital Contribution actually made. The Managing Member shall periodically update such register and shall maintain it with this Agreement and the other Books and Records of the Company.

"Rehabilitation" means the development, construction, renovation and rehabilitation work on the Property described in the Part 2 Approval, together with any other work on the Property contemplated in the Company's construction contract, the Plans and Specifications or the Projections (as agreed to at the time of the Admission Date).

"Reserves" means any and all reserves and escrow accounts maintained or required to be maintained by or for the benefit of the Company, including those reserves identified in Section 8.13; Reserves not identified in Section 8.13 shall only be established and maintained with the Consent of Investor Member.

"Reviewed Year" shall have the meaning set forth in Section 6225(d) of the Code.

"Reviewed Year Member" means any Person who held an interest in the Company at any time during the Reviewed Year.

"Revised Partnership Audit Rules" means the partnership audit rules contained in Subchapter 63C of the Code, as amended by the Bipartisan Budget Act of 2015, Pub L. No. 114-74 (the "2015 Budget Act") and the Protecting Americans from Tax Hikes Act of 2015, P.L. 114-113, the Treasury Regulations promulgated thereunder, and any applicable forms, instructions and other guidance prescribed by the IRS related thereto.

"Secretary" means the Secretary of the U.S. Department of the Interior or any authorized representative thereof, including the National Park Service.

"Secretary's Standards" means the standards for rehabilitation set forth in Title 36 of the Code of Federal Regulations, Part 67.7, or any successor provisions, as amended from time to time.

"Sponsor Loan" means any loan made by HAF or any Member to the Company, in such amount and under such terms to be determined in the reasonable discretion of the Managing Member.

"Sponsor Loan Documents" collectively, the documents evidencing, securing and guaranteeing the Sponsor Loan, if any.

"Stabilized Operations" means the date upon which the Company, for ninety (90) consecutive days after Substantial has maintained (i) breakeven operations, (ii) reserved, and (iii) 70% physical and economic occupancy.

"Stabilized Operations Date" means December 31, 2024.

"State Historic Tax Credits" means the income tax credit for making qualified rehabilitation expenditures for a certified historic structure in accordance with the State HTC Statute.

"State HTC Statute" means New York Tax Law Sections 210-B(26) and 606(oo), as the same may be modified from time to time.

"Substantial Completion" means, with respect to the Rehabilitation, the date upon which each Investor Member has received each of the following: (i) a certificate of substantial completion as certified by the Architect; (ii) all necessary certificates of occupancy from the applicable governmental jurisdiction(s) or authority(ies) for one hundred per cent (100%) of the Building; and (iii) any other documentation necessary to establish Placement in Service.

"Substantial Completion Date" means September 30, 2024.

"Substitute Investor Member" means any Person admitted to the Company as an Investor Member pursuant to Section 9.3.

"Supermajority" means, for the purposes of this Agreement, seventy-five percent (75%) of the Interests of such Member or group of Members.

"Tax Credits" means, collectively, Federal Historic Tax Credits and State Historic Tax Credits.

"Tax Dispute" shall have the meaning set forth in Section 11.8(d).

"Title Policy" means the ALTA extended coverage leasehold owner's policy of title insurance issued to the Company in an amount equal to $945,000.

"Total Expected Federal Capital Contribution" has the meaning set forth in Section 5.3(a).

"Total Expected State Capital Contribution" has the meaning set forth in Section 5.3(a).

"Transition Date" means the business day immediately following the later of (i) the fifth anniversary of the final Placement in Service date of the last QREs associated with the Property or (ii) the date on which all accrued and unpaid Priority Return accrued through the Recapture Period, Capital Contribution Adjustments, and any other amounts due and owing to Investor Member have been paid to Investor Member and there are no defaults under the Operating Documents.

"Treasury Regulations" or "Treasury Reg." means the final and temporary regulations promulgated from time to time under the Code.

"Withdrawal Event" means the occurrence of any of the following events: (a) the withdrawal or removal of any Managing Member or the sale, assignment, transfer or encumbrance by a Managing Member of any portion of such Managing Member's rights hereunder; (b) the death or adjudication of incompetency of any individual Managing Member; (c) the voluntary or involuntary dissolution of a Managing Member which is not a natural person; (d) the sale, assignment, transfer or encumbrance of a Controlling Interest in a corporate Managing Member, of a partner interest in a Managing Member which is a partnership or of a member interest in a Managing Member which is a limited liability company; (e) a Bankruptcy with respect to any Managing Member or with respect to the holder of any Controlling Interest in any Managing Member; or (f) intentionally omitted.

"Withdrawing Members" has the meaning set forth in the recitals hereto.

ARTICLE 3
PURPOSE AND BUSINESS OF THE COMPANY

3.1 Purpose of the Company. The Company has been organized exclusively to own and rehabilitate the Property and to maintain, operate, lease and sell or otherwise dispose of the Property in accordance with Section 47 and Section 50 of the Code, as amended, in order to obtain long term appreciation, cash income and return of capital. Notwithstanding anything contained herein to the contrary, the Company shall not engage in any business, and it shall have no purpose, unrelated to the Property and shall not acquire any real property or own assets other than those related to the Property and/or otherwise in furtherance of the purposes of the Company.

3.2 Authority of the Company. In order to carry out its purpose, the Company is empowered and authorized to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of its purpose, and for the protection and benefit of the Company, including but not limited to the following:

(a) operate, maintain, improve, buy, own, sell, convey, assign, mortgage, rent or lease any real estate and any personal property necessary to the operation of the Property;

(b) provide rental property consistent with the requirements of the Operating Documents;

(c) enter into any kind of activity, and perform and carry out contracts of any kind necessary to, or in connection with, or incidental to, the accomplishment of the purposes of the Company;

(d) borrow money and issue evidences of indebtedness in furtherance of the Company's business and secure any such indebtedness by mortgage, pledge, or other lien;

(e) maintain and operate the Property;

(f) subject to the approval of the Lender, if required, and to other limitations expressly set forth elsewhere in this Agreement, negotiate for and conclude agreements for the sale, exchange, assignment or other disposition of all or substantially all of the property of the Company;

(g) enter into the Operating Documents to which it is a party; and

(h) do any and all other acts and things necessary or proper in furtherance of the Company's business.

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND COVENANTS; DUTIES AND OBLIGATIONS

4.1 Representations, Warranties and Covenants Relating to the Property and the Company. As of the date hereof, the Managing Member hereby represents, warrants and covenants to the Company and to the Members as follows:

(a) the Rehabilitation shall be completed in a timely and workman-like manner in accordance with (i) all applicable requirements of the Operating Documents, (ii) all applicable requirements of all appropriate governmental entities, and (iii) the plans and specifications of the Property that have been or shall be hereafter approved by each Investor Member, the Lender and any applicable governmental entities, as such plans and specifications may be changed from time to time with the approval of each Investor Member and the Lender, if such approval shall be required, and any applicable governmental entities, if such approval shall be required;

(b) the Architect either has expertise in the area of historic preservation and compliance with the Secretary's Standards or will be assisted throughout the Property Development Period by a consultant with such expertise;

(c) at the time of commencement of construction, and as of the date hereof, the Property was and is properly zoned for the uses contemplated herein, it has obtained all permits, consents, permissions and licenses required by all applicable governmental entities, for the operation of the Property, and the Property conformed and conforms to all applicable federal, state and local land use, zoning, building (subject to the completion of the Rehabilitation), environmental and other governmental laws and regulations required for it to be issued occupancy authorization by the local governmental authority;

(d) all appropriate public utilities, including sanitary and storm sewers, water, gas and electricity, are currently or will be available to the Property and will be operating properly for the Property at the time of first occupancy of the Property. The Property has direct access to a public street or highway and will have adequate parking to comply with Applicable Laws and make it viable;

(e) the Property will be held, as leasehold owner, by the Company, free and clear of any liens, charges or encumbrances other than the matters set forth in the Title Policy, encumbrances required by the Financing Documents and mechanics' or other liens which have been bonded or insured against in such manner to preclude the holder of such lien or such surety or insurer from having any recourse to the Property or the Company for payment of any debt secured thereby. None of the liens, charges, encumbrances or exceptions set forth in the Title Policy has or will have a material adverse effect upon the construction or operation of the Property;

(f) there is and shall be no direct or indirect personal liability (including guarantees, letters of credit and stop-loss agreements provided to the Lender or HAF) of any Investor Member for the repayment of the principal of or payment of interest on any debt;

(g) to the best of the Managing Member's knowledge, no default by any Developer Entity has occurred or is continuing (nor has there occurred any continuing event which, with the giving of notice or the passage of time or both, would constitute such a default) under any of the Operating Documents, and the Operating Documents are in full force and effect (except to the extent fully performed in accordance with their respective terms);

(h) the execution and delivery of this Agreement, the incurrence of the obligations set forth in this Agreement, and the consummation of the transactions contemplated by this Agreement do not violate or conflict with any provision of any federal, state, municipal or local laws, ordinances, rules, regulations, requirements, or any order, judgment, decree, determination, or award of any court binding on any Developer Entity, or its assets (including the Property) nor do they conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice (which notice has not been furnished) under any agreement, contract, lease, license, instrument, or other arrangement to which any Developer Entity is a party, or by which it is bound or to which any of its assets is subject;

(i) the Company is and will continue to be a limited liability company, duly organized and validly existing under the laws of the Formation State and had, has and shall continue to have full power and authority to hold, operate and maintain the Property in accordance with the terms of this Agreement, and has taken and shall continue to take all action under the laws of the Formation State and any other applicable jurisdiction that is necessary to protect the limited liability of each Investor Member and to enable the Company to engage in its business;

(j) the Managing Member has made, or will timely make, the election to be treated as taxable under Section 168(h) of the Code;

(k) no direct or indirect owner of the Managing Member is a Disqualified Person, except to the extent that the Managing Member is a "tax-exempt controlled entity" (as such term is defined pursuant to Section 168(h)(6) of the Code) that has made the election to treat the Managing Member as taxable under Section 168(h) of the Code and such election remains in effect;

(l) the Managing Member is duly and validly organized and is validly existing in good standing as a limited liability company under the laws of the State, with full power and authority to enter into and perform its obligations hereunder;

(m) the Property shall be operated in a manner that satisfies and shall continue to satisfy, all restrictions applicable to the Property and projects generating Tax Credits and which shall be in conformity with the description of the Rehabilitation set forth in Part 2 of the Certification Application and the Part 2 Approval (including any conditions thereto);

(n) the Property shall be operated in a manner that complies with the Applicable Laws;

(o) subject to Section 13.6, the Company's fiscal year is and shall be the calendar year;

(p) no Developer Entity is Bankrupt or contemplating a Bankruptcy;

(q) no Developer Entity or any senior officer involved in the management of a Developer Entity has been convicted of a felony;

(r) the Managing Member has no knowledge of any deposit, storage, disposal, burial, discharge, spillage, uncontrolled loss, seepage or filtration of any Hazardous Substances at, upon, under or within the Land or any contiguous real estate, and it has not caused nor permitted to occur, and it shall not permit to exist, any condition which may cause a discharge of any Hazardous Substances at, upon, under or within the Land or on any contiguous real estate;

(s) no Developer Entity has ever received notification from any federal, state or other governmental authority of (i) any potential, known, or threat of release of any Hazardous Substance from the Property or (ii) the incurrence of any expense or loss by any such governmental authority or by any other Person in connection with the assessment, containment or removal of any release or threat of release of any Hazardous Substances from the Property, and no Hazardous Substance was, prior to the Company's ownership of the Property, ever stored on, transported, or disposed of on the Property except to the extent any such storage, transport or disposition was at all times in compliance with all laws, ordinances, and regulations pertaining thereto; and subsequent to the Company's ownership of the Property, no Hazardous Substance was ever or is now stored on, transported, or disposed of on the Property except to the extent any such storage, transport or disposition was at all times in compliance with all laws, ordinances, and regulations pertaining thereto;

(t) the Managing Member has not been, nor will it be involved in operations at or, pursuant to its best efforts, near the Land, which operations could lead to (A) the imposition of liability under the Environmental Laws on the Company or on any other subsequent or former owner of the Property or (B) the creation of a lien on the Property under the Environmental Laws or under any similar laws or regulations; and (ii) the Managing Member has not permitted, and will not permit, any subtenant or occupant of the Property to engage in any activity that could impose liability under the Environmental Laws on such subtenant or occupant, on the Land or on the Company;

(u) the QREs incurred in connection with the Rehabilitation of the Building constitute "new section 38 property" to the Company pursuant to the Code;

(v) no portion of the Building constituting QREs was Placed in Service prior to the Admission Date;

(w) each Developer Entity has complied with all Applicable Laws, and no action, suit, proceeding, hearing, government investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any Developer Entity alleging any failure so to comply;

(x) all real estate taxes, assessments, water and sewer charges, and other municipal charges, to the extent due and owing, have been paid in full on the Project;

(y) neither the Managing Member nor the Company has entered into any other enforceable agreement or commitment with any equity investor to acquire the Tax Credits, or, in the alternative, the Managing Member and/or the Company has obtained legally-enforceable releases or termination agreements from all prior potential equity investors with whom the Managing Member and/or the Company has previously entered into an agreement whereby said potential investors may acquire Federal Historic Tax Credits or State Historic Tax Credits;

(z) the Company has no employees and shall have none;

(aa) to the best of the Managing Member's knowledge, upon due inquiry, the assumptions underlying the Projections are reasonable and the facts relating to the Developer Entities and the Property are true;

(bb) the Managing Member is solvent, is able to pay its debts as they mature, and has capital sufficient to carry on the business in which it is engaged, and the present fair saleable value of its assets is greater than the amount of its liabilities;

(cc) intentionally omitted;

(dd) intentionally omitted;

(ee) as of the date hereof, no certificates of occupancy or temporary certificates of occupancy have been issued with respect to the Building, or any portion thereof;

(ff) there is no default, claim, demand, litigation, proceedings or governmental investigation pending or, to the best of its knowledge, threatened against it, except for those which are fully covered by insurance or, if adversely determined, would not materially impair its ability to pay when due any amounts that may become payable under this Agreement;

(gg) no event of Bankruptcy has occurred and is continuing, and no event has occurred that, with the passage of time, could become an event of Bankruptcy, with respect to the Managing Member;

(hh) intentionally omitted;

(ii) Intentionally omitted;

(jj) to the best knowledge of the Managing Member, the execution, delivery and performance by it of this Agreement will not contravene or conflict with any law, order, rule, regulation, writ, injunction or decree now in effect of any government, governmental instrumentality or court or tribunal having jurisdiction over it, or any contractual restriction binding on or affecting it;

(kk) this Agreement has been duly authorized, executed and delivered on behalf of the Managing Member and is fully enforceable against the Managing Member and the

Company, respectively, in accordance with its terms, except to the extent enforceability is limited by bankruptcy and other similar laws affecting creditors' rights generally;

(ll) The Rehabilitation will meet all requirements necessary for the Project to qualify for Federal Historic Tax Credits and State Historic Tax Credits as a "certified rehabilitation," as set forth in Section 47(c)(2) of the Code and the State HTC Statute;

(mm) No Investor Member nor any Affiliate of any Investor Member has or will have any personal liability with respect to, or has personally guaranteed or will personally guarantee the payment of, any loan made to the Company or bears or will bear the economic risk of loss under Treas. Reg. Section 1.752-2 for any such loan;

(nn) No portion of the Property is or will be treated as "tax-exempt use property" as defined in Section 168(h) of the Code;

(oo) For federal income tax purposes, the Company and the Managing Member each reports its income on the accrual method of accounting.

(pp) The QREs incurred during any twenty-four (24) month period ending with the taxable year in which the Building is Placed in Service (the "Substantial Rehab Period") shall exceed the greater of (i) $5,000 or (ii) the adjusted basis (within the meaning of Section 47(c)(1)(B)(i) of the Code) of the Building and its respective structural components as of the beginning of the Company's holding period (as determined in accordance with Treas. Reg. Section 1.48-12(b)(2)(ii) or the first day of the Substantial Rehab Period, whichever is later. The QREs incurred in connection with the Rehabilitation, shall not exceed the fair market value of the Project;

(qq) The fair market value of the Property attributable to QREs as of the date the Rehabilitation is Placed in Service will exceed the adjusted basis of the Company therein as of such date.

(rr) Following the Rehabilitation, the Building will meet all requirements to qualify for Tax Credits as a "qualified rehabilitated building," as set forth in Section 47(c)(1) of the Code;

(ss) The Managing Member will take all actions necessary in order to cause the State Historic Preservation Officer to nominate the Building for inclusion on the National Register of Historic Places, and upon the Secretary's approval of such nomination, the Building will constitute a "certified historic structure" within the meaning of Section 47(c)(3) of the Code;

(tt) The Company will elect out of bonus depreciation for all QREs and all QREs will be depreciated under the straight line method of depreciation during all Recapture Periods;

(uu) The Company anticipates receiving the Part 2 Approval of the Rehabilitation from the Secretary;

(vv) The Managing Member anticipates that valid issuance of Part 3 Approval of the Rehabilitation by the Secretary designating the Rehabilitation as a "certified rehabilitation" pursuant to Section 47(c)(2)(C) of the Code shall occur no later than December 31, 2024;

(ww) Upon Placement in Service, the Building will be eligible for depreciation (or amortization in lieu of depreciation). The QREs that form the basis for Tax Credits generated by the Rehabilitation will not include (i) any expenditure with respect to which a method other than the straight-line method for depreciation over a recovery period determined under Section 168(c) or (g) of the Code for nonresidential real property (as modified by Section 241(d)(4) of the Tax Reform Act of 1986) will be used, (ii) the cost of acquiring the Building or any interest therein (including, without limitation, the Company's leasehold interest therein), or (iii) the cost of enlargement of the Building, excluding any increase in floor space resulting solely from interior remodeling;

(xx) The Company is expected to expend funds in an amount not less than $3,023,146 for the renovation, restoration and reconstruction of the Building which will qualify as QREs, not including acquisition, enlargement of existing building, new construction or peripheral items such as sidewalks, parking lots or landscaping, which QREs are anticipated to result in Federal Historic Tax Credits in an amount not less than $604,629 and State Historic Tax Credits in an amount not less than $604,629. The expenditures included in the calculation of QREs shown in the Projections are properly chargeable to a capital account for nonresidential real property as defined in Section 168(e)(2)(B) of the Code (or an addition or improvement thereto) for which depreciation is allowable under Section 168 of the Code. None of the costs of the Rehabilitation set forth as QREs in the Projections relate to syndication costs, costs of organizing the Company, rent-up or lease-up costs, including advertising, sample unit costs, initial rental incentives, and any other costs to fully rent out the Property; or rental management, consisting of the day-to-day management of the Project, including all dealings with tenants, renewal of leases, and procurement of new tenants. None of the QREs have been incurred by tenants of the Property;

(yy) intentionally omitted.

The Managing Member shall be solely responsible for the representations, warranties and covenants hereunder, and shall not assert as a defense in any action by the Company or any Investor Member the fact that the Managing Member may have relied on other parties in connection with matters addressed therein.

4.2 <u>Duties and Obligations Relating to the Property and the Company.</u> The Managing Member shall have the following duties and obligations with respect to the Property and the Company:

(a) it shall cause to be met all requirements applicable to the Company, if any, which are necessary to obtain, achieve and maintain (i) issuance of all necessary certificates of occupancy, including all governmental approvals required to permit occupancy of the Property, and (ii) compliance with all provisions of the Operating Documents;

(b) while conducting the business of the Company, it shall not act in any manner which it knows or should have known after due inquiry will (i) cause the termination of

the Company for federal income tax purposes, (ii) cause the Company to be treated for federal income tax purposes as an association taxable as a corporation; or (iii) cause any Investor Member to lose its limited liability protection;

(c) it shall prepare and submit to the Secretary, the Secretary of the Treasury or the Internal Revenue Service (or any other governmental authority designated for such purpose), on a timely basis, any and all annual reports, information returns and other certifications and information required (i) to ensure that the Company and the Investor Members will qualify for the State Historic Tax Credits and the Federal Historic Tax Credits and (ii) to avoid any Recapture Event or the imposition of penalties or interest on the Company, each Investor Member or the Members for failure to comply with the requirements of the Code, the State HTC Statute or any other Applicable Laws relating to the Federal Tax Credits and the State Historic Tax Credits;

(d) it shall exercise good faith in all activities relating to the conduct of the business of the Company, including the operation and maintenance of the Property, and it shall take no action with respect to the business and property of the Company that is not reasonably related to the achievement of the purpose of the Company;

(e) all of (i) the fixtures, maintenance supplies, tools, equipment and the like now and to be owned by the Company or to be appurtenant to, or to be used in the operation of the Property, as well as (ii) the rents, revenues and profits earned from the operation of the Property, will be free and clear of all security interests and encumbrances except for any mortgage granted to any Lender by the Company in the sole discretion of the Managing Member;

(f) it will execute on behalf of the Company all documents necessary to elect, pursuant to Sections 732, 734, 743 and 754 of the Code, to adjust the basis of the Company's property upon the written request of a Supermajority of the Investor Members or upon the recommendation of the Accountants, if, in the opinion of such Supermajority of the Investor Members, such election would be advantageous to each Investor Member or any of its direct or indirect members or if following the recommendation of the Accountants, the Managing Member, in its sole discretion, determines such election is in the best interest of the Company;

(g) it shall, during and after the period in which it is a Managing Member, provide the Company with such information and sign such documents as are necessary for the Company and each Investor Member to make timely, accurate and complete submissions of (i) federal and state income tax returns, (ii) reports to governmental agencies, and (iii) any other reports required to be delivered to the members of each Investor Member or their members;

(h) it shall comply and cause the Company to comply with the provisions of all Applicable Laws, including, without limitation, state and local zoning laws, building codes, health and safety codes and all other applicable governmental and contractual obligations;

(i) it shall use commercially reasonable efforts consistent with sound management practice and with the terms of the Operating Documents to maximize Net Cash Flow available for distribution to the Members;

(j) it shall not, without the consent of each Investor Member, change the Managing Member's organizational structure and shall not make any changes or amendments to

its organizational documents and authorizing resolutions which would impair its ability to act as Managing Member in accordance with this Agreement;

(k) it shall not commingle Company funds with funds of any other Person or misapply or misappropriate funds of the Company, including without limitation by the unauthorized payment of fees or lending of Company funds to Affiliates of any Developer Entity;

(l) it shall be personally responsible for the payment of any fines or penalties imposed by the Secretary or the Lender pursuant to the Operating Documents and any documents executed in connection with obtaining Tax Credits attributable to any negligent action or inaction of it or its Affiliates;

(m) it shall provide each Investor Member with Notice of any written or oral notice of any (i) default or event of default or failure of compliance with respect to the Loan or any financial, contractual or governmental obligation of the Company or the Managing Member; (ii) IRS proceeding regarding the Property or the Company or any intention on the part of the Secretary to revoke, cancel or amend the Part 1 Approval, Part 2 Approval or Part 3 Approval; (iii) litigation, criminal action or administrative proceeding against Managing Member, the Company, or any Affiliate of any of them; or (iv) communication from the Lender or the Secretary or any other Person or governmental authority which is not in the ordinary course of business;

(n) intentionally omitted;

(o) in operating the Property, it shall use commercially reasonable efforts to obtain all contracts, materials, supplies, utilities and services required by the project on commercially reasonable terms;

(p) it shall operate the Property in a manner that satisfies, and shall continue to satisfy, all restrictions applicable to the Property and projects generating Tax Credits and which shall be in conformity with the description of the Property set forth in Part 2 of the Certification Application and the Part 2 Approval (including any conditions listed therein);

(q) it shall cause the Company to conduct, and will conduct, its own business through the Managing Member, as applicable, and that business will be conducted solely in the name of the Company and in such a way as to not mislead others as to the identity of the entity with which they are dealing. In that regard, all written communications by the Company or the Managing Member, including, without limitation, letters, invoices, purchase order and contracts, will be made solely in the name of the Company or the Managing Member, as appropriate. The Company will always describe itself as a separate legal entity and not as a division or department of any other Developer Entity. The Company will have its own stationery, invoices, checks and other business forms, separate from those of any Developer Entity. The Managing Member will have as its only office the registered office of the Company. Each of the Company and any Developer Entity will pay its own expenses and liabilities from its own funds. Invoices and other statements of account from creditors of the Company will be addressed and mailed directly to the Company. The Company and the Managing Member allocate and will allocate all overhead expenses for items shared with any Developer Entity (if any) pursuant to a written agreement with such Developer Entity, which shall allocate such shared expenses on the basis of actual use to the

extent practicable and, to the extent such allocation is not practicable, on an equitable basis reasonably related to the actual use;

(r) it shall keep the Managing Member and the Company in good standing in accordance with the requirements of the State;

(s) intentionally omitted;

(t) intentionally omitted;

(u) it shall cause any event of default described in clauses (i), (ii) or (iii) of Section 5.4(c), occurring prior to Final Closing, to be cured within thirty (30) days of the Managing Member becoming aware of such default;

(v) it shall prevent an event of Bankruptcy from occurring with respect to any Developer Entity;

(w) the Managing Member shall comply in all respects with the requirements of the Environmental Laws and related regulations and with all similar laws and regulations. In addition, the Managing Member shall provide each Investor Member with prompt written notice (i) upon any Managing Member or Affiliate thereof obtaining knowledge of any potential or known release, or threat of release, of any hazardous material in violation of Applicable Laws at or from the Property or any other property owned, occupied or operated by any Managing Member, any Affiliate of a Managing Member or any Person for whose conduct any Managing Member or Affiliate of a Managing Member is or was responsible and whose liability may result in a lien on the Property, (ii) upon any Managing Member or Affiliate thereof receiving any notice to such effect from any federal, state, or other governmental authority, or (iii) upon any Managing Member or Affiliate thereof obtaining knowledge of any incurrence of any expense or loss by any such governmental authority in connection with the assessment, containment, or removal of any hazardous material for which expense or loss a lien may be imposed on the Property (or the Property);

(x) the Managing Member shall keep all sources of funding "in balance" and has adequate sources of funds to satisfy the anticipated obligations of the Company and the Managing Member in accordance with this Agreement;

(y) Intentionally Omitted.

(z) the Managing Member shall at all times indemnify and hold harmless the Investor Members and each Investor Member's direct and indirect members against and from any and all claims, suits, actions, debts, damages, costs, charges, losses, obligations, judgments, and expenses, of any nature whatsoever, suffered or incurred by such Investor Member or its direct and indirect members, under or on account of the Environmental Laws as they relate to the Property or any similar laws or regulations, including the assertion of any lien thereunder. The foregoing indemnification shall be a recourse obligation of the Managing Member and shall survive the dissolution of the Company and/or the death, retirement, incompetency, insolvency, Bankruptcy or withdrawal of the Managing Member;

(aa) intentionally omitted;

(bb) it shall use commercially reasonable efforts to cause the Property to achieve Stabilized Operations by the Stabilized Operations Date;

(cc) Reserved;

(dd) it shall use commercially reasonable efforts to cause the Property to receive Part 3 Approval within nine (9) months of Placement in Service;

(ee) it shall make commercially reasonable efforts to cause the Building to achieve Substantial Completion by the Substantial Completion date;

(ff) intentionally omitted;

(gg) upon written request by any Investor Member following ten (10) days of Placement in Service of the Building, it shall provide each Investor Member a certificate of occupancy issued by the City of Albany and within thirty days of Placement in Service of the Building, it shall provide each Investor Member a certification or acknowledgment by the Accountants that the Building was placed in a condition or state of readiness and available to serve its intended function; and

(hh) Intentionally omitted.

ARTICLE 5
MEMBERS, COMPANY INTERESTS AND OBLIGATIONS OF THE COMPANY

5.1 Members, Managing Member, Capital Contributions and Company Interests. Each Member, its principal address or place of business, its Capital Contribution and its Percentage Interest shall be set forth on the Registry of Shares, maintained by the Managing Member and set forth in Exhibit A attached hereto. Initially, the Investor Members shall in the aggregate own up to ninety-nine percent (99%) of the total Company Interests and the Managing Member shall own the balance of the company Interests, but not less than one percent (1%), with each individual Investor Member owning such proportionate Percentage Interest as set forth in his, her, or its Investment Agreement and as set forth on the Registry of Shares (and each Investor Member shall receive such proportionate share of Distributions, Allocations and Capital Proceeds, based on his, her or its Percentage Interests, as more specifically set forth herein). Provided, however, that following the Transition Date, the Investor Members shall in the aggregate own up to 9.9% of the total Company Interests, with each Investor Member owning a proportionate share thereof, and the Managing Member shall own no less than 90.1% of the total Company Interests. For example, if an Investor Member owns 25% of the company Interests prior to the Transition Date, such Investor Member shall own 2.5% of the Company Interests following the Transition Date.

5.2 Managing Member Capital Contributions.

(a) Payment Schedule. Subject to the provisions of this Agreement, the Managing Member shall be obligated to make a Capital Contribution to the Company as set forth in Exhibit A. The Managing Member shall also be obligated to make additional capital contributions in accordance with Section 8.9.

5.3 Investor Member Capital Contributions, Capital Contribution Adjustments and Recapture Event.

(a) Subject to the provisions of this Agreement, including without limitation the provisions of Sections 5.3(b) – (c) and 5.4(c), each Investor Member shall be obligated to make such Capital Contribution set forth in his, her, or its Investment Agreement. In the aggregate, it is the goal of the Company that the total of all Investor Member Capital Contributions shall include: (1) a Capital Contribution to the Company in the aggregate expected amount of $**502,810** (the "Total Expected Federal Capital Contribution"), and (2) a Capital Contribution to the Company in the aggregate expected amount of $**442,951** (the "Total Expected State Capital Contribution"). The Managing Member shall deliver a draft Cost Certification along with the most current form AIA G702 and form AIA G703 with respect to the Project to each Investor Member no more than thirty (30) days and no less than ten (10) days prior to the Placement in Service of the Property. The Members will adjust each Investor Member's Total Expected Federal Capital Contribution and Total Expected State Capital Contribution based on the QREs, Federal Historic Tax Credits and State Historic Tax Credits (as applicable) shown on such draft Cost Certification. Each Investor Member's Capital Contribution, as adjusted pursuant to this Section 5.3, will be made to the Company in one (1) Installment, which installments shall be due and payable in cash by each Investor Member to the Company following the acceptance of such Investor Member's executed Investment Agreement and no later than the "Target Date" of the "Offering" as such terms are used and defined in the Investment Agreement between the Company and any Investor Member.

(b) Capital Contribution Adjustments.

(i) If, as a result of a reduction or increase in QREs, or for any other reason other than a Recapture Event or an Excluded Event, either the Accountants shall determine in preparing the Company's tax returns (or an amended return), or there shall be a Final Determination, that the Actual Federal Historic Tax Credits and/or Actual State Historic Tax Credits are more or less than the Projected Federal Historic Tax Credits and/or Projected State Historic Tax Credits, as applicable (such determination being referred to herein as the "Credit Determination"), the provisions of this Sections 5.3(b)(ii) and (b)(iii) shall apply.

(ii) After the Credit Determination is made, the Accountants shall calculate: (A) the difference between the Actual Federal Historic Tax Credits and the Projected Federal Historic Tax Credits, and (B) the difference between the Actual State Historic Tax Credits and the Projected State Historic Tax Credits. Such difference(s) shall be multiplied by the applicable Price and the product(s) shall be referred to herein as the "Credit Adjustment." If the amount of the Credit Adjustment is positive, the Managing Member shall be authorized to issue additional Interests in the Company and admit additional Investor Members, provided that such admission complies with all applicable Securities Laws and provided that the Price paid by such additional Investor Members shall be substantially similar to the Price paid by each Investor Member admitted hereunder. Prior to any such offering or admission of additional Investor

Members, the Managing Member shall provide each existing Investor Member an opportunity to make an additional Capital Contribution for his, her, or its proportionate share of such positive Credit Adjustment, and, should any such Investor Member accept and make such additional Capital Contribution, the Managing Member shall make a corresponding update to the Registry of Shares reflecting the same. If any Investor Member declines such opportunity to make additional Capital Contributions as a result of a positive Credit Adjustment, the Managing Member shall offer the proportionate amount of such positive Credit Adjustment to the remaining Investor Members until all have declined, prior to seeking any additional third-party investor members. Prior to contributing any additional capital due to a positive Credit Adjustment, each Investor Member shall be provided with evidence reasonably sufficient to enable it to verify the calculation of such positive Credit Adjustment. If the Managing Member elects to not seek additional third-party investor members or is unsuccessful in doing so, and no existing Investor Member elects to further increase its Capital Contribution due to a positive Credit Adjustment, the Percentage Interests of the Members will be adjusted so that the Managing Member is allocated all Excess Federal Historic Tax Credits and Excess State Historic Tax Credits in a manner that does not cause a Recapture Event, and subject to the Safe Harbor.

(iii) In the case of a negative Credit Adjustment, the Managing Member shall pay the amount necessary to achieve the total Credit Adjustment by contributing to the Company the difference between the Credit Adjustment and the amount by which such Installment(s) were reduced (the "Adjuster Differential Amount"), which amount shall then be immediately distributed to each Investor Member as a return of capital. Notwithstanding the foregoing, (A) if the effect of such a contribution of capital would be to prevent the Investor Members from collectively being allocated 99% of Profits and Tax Credits, then the Adjuster Differential Amount that was to be contributed to the Company as aforesaid (recalculated on an After-Tax Basis) shall be paid directly by the Managing Member to each Investor Member as compensation for the applicable Adjuster Differential Amount. Any amounts not paid within thirty (30) days of written demand shall bear interest at the rate of two percent (2%) over the Designated Prime Rate in effect at the end of the preceding calendar month, until paid in full.

(c) Reserved.

(d) Reserved.

(e) Notwithstanding any provision of this Agreement to the contrary, the cumulative downward adjustments to the Capital Contributions of each Investor Member under this Section 5.3 and 8.7(d) shall be limited to 25% of the Total Expected Federal Capital Contribution (as adjusted pursuant to Section 5.3(a)), and any excess balance shall be paid directly to each Investor Member by the Managing Member as an indemnification payment. Any amounts not paid within thirty (30) days of written demand shall bear interest at the rate of two percent (2%) over the Designated Prime Rate in effect at the end of the preceding calendar month, until paid in full, and shall be deemed an Adjustment Amount for purposes of Article Xl hereof.

5.4 Matters Related to Capital Contributions.

(a) Each Investor Member shall have the right to pay itself, at any time and from any Installment, on behalf of the Company. Any legal, accounting or other related costs

incurred by each Investor Member with respect to any other post-closing documents, may be deducted from any Installment.

(b) Except as provided in this Agreement, no Member shall be entitled to demand or receive the return of any portion of its Capital Contribution. Except as provided in Section 9.2 hereof or Article XIV hereof, without the Consent of all of the Members, no additional Person may be admitted as an additional Member and a Capital Contribution may be accepted only as and to the extent expressly provided for in this Article V.

(c) Without limiting Investor Member's rights hereunder and under applicable law, each Investor Member shall also have the right, but not the obligation, to make IM Loans pursuant to this Section 5.4(c) to fund Operating Deficits of the Company in the event that the Managing Member fails to fund such Operating Deficit pursuant to Section 8.9. IM Loans shall be on the following terms: (i) interest shall accrue on IM Loans at an annual interest rate equal to eight percent (8%), compounded annually; and (ii) IM Loans shall be repayable as set forth in Section 11.1, and pursuant to Sections 11.4 and 12.2 and Article XV of this Agreement. By making an IM Loan, Investor Member does not waive any claim of, or remedies with respect to, a default, if any, by the Managing Member in its obligations under this Agreement. Interest shall be payable as provided above, or if such rate is in excess of the highest interest rate allowed by law, then interest shall be payable at the highest rate allowable by law. For the avoidance of doubt, Investor Members cannot make IM Loans unilaterally, such loans must be approved in the sole discretion of the Managing Member.

(d) Intentionally omitted.

5.5 Intentionally Omitted.

ARTICLE 6
CHANGES IN MANAGING MEMBER

6.1 Withdrawal of a Managing Member.

(a) A Managing Member may withdraw from the Company or sell, transfer or assign its Interest as Managing Member (or permit any such transfer of a controlling interest in the Managing Member) only with the Consent of each Investor Member, which consent may be withheld during the Recapture Period, and of the Lender, if required, and only after being given written approval by the necessary parties as provided in Section 6.2 of the Managing Member(s) to be substituted for it or to receive all or part of its Interest as Managing Member.

(b) In the event that a Managing Member withdraws from the Company or sells, transfers or assigns its entire Interest in compliance with Section 6.1(a), it shall be and shall remain liable for all obligations and liabilities incurred by it as Managing Member before such withdrawal, sale, transfer or assignment shall have become effective, but shall be free of any obligation or liability incurred on account of the activities of the Company from and after the time such withdrawal, sale, transfer or assignment shall have become effective.

6.2 Admission of a Successor or Additional Managing Member. A Person shall be admitted as a Managing Member of the Company only if the following terms and conditions are satisfied:

(a) the admission of such Person shall have been Consented to by the Managing Member or its successors and a Supermajority of the Investor Members, and consented to, if required, by the Lender;

(b) the successor or additional Person shall have accepted and agreed to be bound by (i) all the terms and provisions of this Agreement, by executing a counterpart thereof, and (ii) all the terms and provisions of the Property Documents, to the extent applicable, by executing a counterpart thereof, and (iii) all the terms and provisions of such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a Managing Member, and an appropriate document evidencing the admission of such Person as a Managing Member shall have been filed, if required, and all other actions required by Section 1.6 in connection with such admission shall have been performed;

(c) if the successor or additional Person is a limited liability company or corporation, it shall have provided the Company with evidence satisfactory to counsel for the Company of its authority to become a Managing Member, to do business in the State and to be bound by the terms and provisions of this Agreement; and

(d) Counsel shall have rendered an opinion that the admission of the successor or additional Person is in conformity with the Act and that none of the actions taken in connection with the admission of such Person will cause the termination or dissolution of the Company or will cause it to be treated for federal income tax purposes as an association taxable as a corporation.

6.3 Effect of Bankruptcy, Death, Withdrawal, Dissolution or Incompetence of a Managing Member.

(a) In the event of the Bankruptcy of a Managing Member or the withdrawal, death or dissolution of a Managing Member or an adjudication that a Managing Member is incompetent (which term shall include, but not be limited to, insanity) the business of the Company shall be continued by the other Managing Member(s), if applicable; provided, however, that if the withdrawn, Bankrupt, deceased, dissolved or incompetent Managing Member is then the sole Managing Member, then the Company shall be terminated, unless a majority in Interest of the other Members, within ninety (90) days after receiving Notice of such Bankruptcy, withdrawal, death, dissolution or adjudication of incompetence, elect to designate a successor Managing Member(s) and continue the Company upon the admission of such successor Managing Member(s) to the Company.

(b) Upon the Bankruptcy, death, dissolution or adjudication of incompetence of a Managing Member, such Managing Member shall immediately cease to be a Managing Member and its Interest shall without further action be converted to an Economic Interest; provided, however, that the converted Company Interest of such Managing Member shall be ratably reduced to the extent necessary to insure that the remaining or substitute Managing Member(s) hold(s) a Percentage Interest equal to the Percentage Interest of the Managing Member

as set forth in Section 5.1. Promptly thereafter, Investor Member may appoint a successor Managing Member in the same manner as provided for in the event of termination of a Managing Member as described herein. The successor Managing Member shall have all rights and responsibilities of the Managing Member under this Agreement which arise following the date of appointment of such successor Managing Member. If unable to appoint a replacement Managing Member by a Supermajority vote, the Investor Members may appoint a replacement Managing Member with a fifty percent (50%) simple majority. Until a Supermajority of the Investor Members has appointed a successor Managing Member, the Investor Members, cumulatively, shall have all rights and responsibilities of the Managing Member under this Agreement.

(c) Except as set forth above, such conversion of a Managing Member Interest to an Economic Interest shall not affect any rights, obligations or liabilities (including without limitation, any of the Managing Member's obligations under Section 8.9 herein) of the Bankrupt, deceased, dissolved or incompetent Managing Member existing prior to the Bankruptcy, death, dissolution or incompetence of such person as a Managing Member (whether or not such rights, obligations or liabilities were known or had matured).

(d) If, at the time of the withdrawal, Bankruptcy, death, dissolution or adjudication of incompetence of a Managing Member, the Bankrupt, deceased, dissolved or incompetent Managing Member was not the sole Managing Member of the Company, the remaining Managing Member shall immediately (i) give Notice to each Investor Member of such Bankruptcy, death, dissolution or adjudication of incompetence, and (ii) make such amendments to this Agreement and execute and file such amendments or documents or other instruments as are necessary to reflect the conversion of the Interest of the Bankrupt, deceased, dissolved or incompetent Managing Member and its having ceased to be a Managing Member. Such action or actions by the remaining Managing Member shall, in the event that permission of a bankruptcy court is necessary, be deemed to have been taken subject to the provisions of Paragraph 6.3(e) below. The remaining Managing Member is hereby granted an irrevocable power of attorney, coupled with an interest, to execute any or all documents on behalf of the Members and the Company and to file such documents as may be required to effectuate the provisions of this Section 6.3.

(e) The Managing Member, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, agrees that in the event the Managing Member should make application for or seek protection or relief under any of the Sections or Chapters of the United States Bankruptcy Code (the "Bankruptcy Code"), or in the event that any involuntary petition is filed against the Managing Member, then, in such event, any other Member shall thereupon be entitled to immediate relief from any automatic stay imposed by Section 362 of the Bankruptcy Code, or otherwise, on or against the exercise of the rights and remedies available to such Member pursuant to this Agreement, or otherwise. The foregoing shall in no way preclude, restrict or prevent the Managing Member from filing for protection under the Bankruptcy Code.

(f) Intentionally omitted.

(g) In the event that the Managing Member makes application for or seeks relief or protection under any of the Sections or Chapters of the Bankruptcy Code, or in the event that any involuntary petition is filed against said Managing Member, then, in such event, any Member

may apply or move to the bankruptcy court in which such petition is filed for a change of venue to the bankruptcy court where the Company has its principal place of business, and the Managing Member hereby agrees not to oppose or object to such application or motion in any way.

ARTICLE 7
ASSIGNMENT TO THE COMPANY

The Managing Member acknowledges that, in consideration for its appointment as the Managing Member, it has transferred and assigned, or shall transfer and assign, as applicable, to the Company all of its rights, title and interest in and to the Property, including without limitation the following:

(a) all contracts with respect to the operation of the Property;

(b) all governmental approvals obtained in connection with the operations of the Property; and

(c) any Operating Documents and other work product related to the Property.

The Managing Member's Capital Account will not be credited with any amount as a result of its assignment to the Company of the various items referred to in this Article VII.

ARTICLE 8
RIGHTS, OBLIGATIONS AND POWERS OF THE MANAGING MEMBER

8.1 Management of the Company.

(a) Except as otherwise set forth in this Agreement, the Managing Member, within the authority granted to it under this Agreement, shall have full, complete and exclusive discretion to manage and control the business of the Company for the purposes stated in Article III, shall make all decisions affecting the business of the Company and shall manage and control the affairs of the Company to the best of its ability and use its best efforts to carry out the purpose of the Company. In so doing, the Managing Member shall take all actions necessary or appropriate to protect the interests of each Investor Member and of the Company. The Managing Member shall devote such of its time as is necessary to the affairs of the Company.

(b) Except as otherwise set forth in this Agreement and subject to the applicable lender rules and regulations and the provisions of the Operating Documents, the Managing Member (acting for and on behalf of the Company), in extension and not in limitation of the rights and powers given by law or by the other provisions of this Agreement, shall, in its sole discretion, have the full and entire right, power and authority in the management of the Company business to do any and all acts and things necessary, proper, convenient or advisable to effectuate the purpose of the Company. In furtherance and not in limitation of the foregoing provisions, the Managing Member is specifically authorized and empowered to execute and deliver, on behalf of the Company, the Operating Documents and any bank resolution and signature card, release, discharge, or any other document or instrument in any way related thereto or necessary or appropriate in connection therewith. All decisions made for and on behalf of the Company by the Managing Member shall be binding upon the Company. No person dealing with the Managing

Member shall be required to determine its authority to make any undertaking on behalf of the Company, nor to determine any facts or circumstances bearing upon the existence of such authority. The Managing Member shall take all actions on behalf of the Company which pertain to the acquisition of the Property and the admission of each Investor Member to the Company.

8.2 Limitations Upon the Authority of the Managing Member.

(a) The Managing Member shall not have any authority to:

(i) perform any act in violation of any Applicable Laws;

(ii) perform any act that would result in a Recapture Event;

(iii) without the Consent of each Investor Member, terminate, amend, modify or cancel the Capital Lease, the Project Sublease or any Project Document to the extent that such termination, amendment, modification, or cancelation would have a material adverse effect on any Investor Member;

(iv) perform any act in violation of the provisions of any of the Operating Documents;

(v) do any act required to be approved or ratified in writing by each Investor Member under the Act unless the right to do so is expressly given in this Agreement or by each Investor Member;

(vi) borrow from the Company or commingle Company funds with funds of any other Person; or

(vii) approve change orders except as permitted by Section 4.2(y) of this Agreement.

(b) The Managing Member shall not, without the Consent of a fifty-one percent (51%) majority of the Investor Members, have any authority to:

(i) sell or otherwise dispose of all or substantially all of the assets of the Company, including the Property;; permit a disposition of the Property within the meaning of Section 50 of the Code, or take any action that would cause a Recapture Event;

(ii) supplement, replace, renew, cancel or materially amend any of the Operating Documents to the extent that such termination, amendment, modification, or cancelation would have a material adverse effect on any Investor Member;

(iii) intentionally omitted;

(iv) undertake any rehabilitation, repairs or other work on the Building inconsistent with the Secretary's Standards; or construct any new or replacement capital improvements on the Property which substantially alter the Property or its use or which are at a cost in excess of $100,000 in a single Company Fiscal Year, except (A) replacements and

remodeling in the ordinary course of business or under emergency conditions, or (B) reconstruction paid for from insurance proceeds;

(v) intentionally omitted;

(vi) make any filing to begin Bankruptcy proceedings on behalf of the Company;

(vii) reserved;

(viii) intentionally omitted;

(ix) cause the Company to settle, compromise, mediate or otherwise relinquish any claim (actual or prospective), or to release, waive or diminish any material Company rights in any litigation or arbitration matter involving a claim in excess of $250,000;

(x) change the nature of the Company's business;

(xi) dissolve and wind up the Company;

(xii) permit the merger or termination of the Company;

(xiii) enter into, or permit any sublessee to enter into, any lease or sublease (including a Commercial Sublease) with any "tax-exempt entity" as that term is defined in Section 168(h) of the Code, including the United States, any state or political subdivision thereof, or any agency or instrumentality of any of the foregoing; any organization exempt from federal income tax; or any foreign person or entity, if such Commercial Sublease results in any portion of the Property being treated as "tax-exempt use property" as that term is used in Section 168(h) of the Code;

(xiv) enter into any lease of additional space in the Property to a Disqualified Person, except to the extent that such lease does not constitute a "disqualified lease", as such term is defined pursuant to Section 168(h) of the Code;

(xv) enter into any lease or sublease other than a Commercial Sublease entered into in the ordinary course of the Company's business;

(xvi) take any action that causes or is likely to cause the Building to be delisted from the National Register of Historic Places or to be certified as noncontributing to the historic district in which it is located, as applicable;

(xvii) intentionally omitted;

(xviii) guarantee the indebtedness of any Person;

(xix) make any unbudgeted expenditure (or series of unbudgeted expenditures) in excess of either or both of (A) 10% of any Budget category or (B) more than 5% of the overall Budget, except as permitted hereunder; or

(xx) take any action for which the Consent of each Investor Member is required under any other provision of this Agreement without obtaining such Consent in each such instance.

8.3 Management Purposes. In conducting the business of the Company, the Managing Member shall be bound by the Company's purpose(s) set forth in Article III.

8.4 Delegation of Authority. The Managing Member may delegate all or any of its powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Company, which Person may, under supervision of the Managing Member, perform any acts or services for the Company as the Managing Member may approve. No such delegation or other action described herein shall (i) relieve the Managing Member of its obligation or responsibilities to ensure the proper management of the Company and the Project or (ii) relieve the Managing Member of its obligation under this Agreement.

8.5 Developer Entity Dealings with the Company.

(a) Intentionally omitted.

(b) Neither the Company nor the Managing Member shall enter into any agreement with any Developer Entity or the sale of goods or services to the Company not specifically provided for in this Agreement unless (i) the compensation paid for such goods or services is reasonable (i.e., at fair market value) and is paid only for goods or services actually furnished to the Company, (ii) the goods or services to be furnished are reasonable for and necessary to the Company, (iii) the fees, terms and conditions of such transaction are at least as favorable to the Company as would be obtainable in an arm's-length transaction, (iv) no agent, attorney, accountant or other independent consultant or contractor who also is employed on a full-time basis by any Developer Entity shall be compensated by the Company for his or her services.

8.6 Other Activities. Each Investor Member, and any member or Affiliate of either Member may engage in or possess interests in other business ventures of every kind and description for their own account, including, without limitation, serving as a member of other limited liability companies which own, either directly or through interests in other limited liability companies, projects similar to the Property. Neither the Company nor any other Member shall have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

8.7 Liability for Acts and Omissions. No Managing Member shall be liable, responsible or accountable in damages or otherwise to any of the Members for any act or omission performed or omitted by it in good faith on behalf of the Company and in a manner reasonably believed by it to be within the scope of the authority granted to it by this Agreement and in the best interest of the Company, except that the Managing Member shall be liable for, and shall indemnify, defend, and hold harmless the Company and the Investor Member from and against any loss, liability, damage, cost or expense (including reasonable attorneys' fees) arising out of, its actions and/or omissions to the extent they are attributable to a Manager Breach or actions

performed outside the scope of its authority, and further provided that this will not affect any Managing Member's guaranties and obligations hereunder, which remain in full force and effect, unaffected by this provision. Any loss or damage incurred by the Managing Member by reason of any act or omission performed or omitted by it in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority granted to it by this Agreement and in the best interests of the Company (but not, in any event, any loss or damage incurred by any Managing Member by reason of a Manager Breach) shall be paid from Company assets to the extent available (but each Investor Member shall not have any personal liability to the Managing Member under any circumstances on account of any such loss or damage incurred by the Managing Member or on account of the payment thereof).

(b) The Managing Member shall indemnify, defend and hold harmless each Investor Member and the Company (and the Company shall indemnify, defend and hold harmless each Investor Member) from and against any actual loss, liability, damage, cost or expense (including reasonable attorneys' fees) to the extent that the Managing Member's (including its employees and/or agents) acts and/or omissions constituted a Manager Breach and such breach had a material adverse effect on the Company or each Investor Member.

(c) In connection therewith and not in way of limitation of the above, the Managing Member shall be obligated to pay damages to each Investor Member at the time provided in the following sentence if, (i) Managing Member causes the recapture or disallowance of more than fifty percent (50%) of the anticipated tax credits through its error or omission, (ii) Managing Member fails to obtain and maintain casualty insurance amounts reasonably determined by the Managing Member and such failure results in a material adverse effect to each Investor Member, (iii) an event of Bankruptcy has occurred with respect to the Managing Member or an Affiliate prior to the Final Closing, (iv) unless the Managing Member have funded Excess Development Costs and Operating Deficits when and as required herein, the Project fails to achieve Stabilized Operations by the Stabilized Operations Date, or (v) intentionally omitted (each a "Critical Event"); provided, that each Investor Member shall have the sole and exclusive right to extend any date that triggers a Critical Event. Upon the occurrence of any of the Critical Events, the Managing Member shall, within ten (10) calendar days thereafter, give Notice to each Investor Member of the occurrence of such Critical Event and of the Managing Member's obligation to pay damages to each Investor Member. Each Investor Member may by Notice to the Managing Member at any time after becoming aware of the events specified herein, regardless of whether the Managing Member has complied with the ten (10) calendar day Notice requirement described herein, elect to require the Managing Member to pay damages to each Investor Member (an "Indemnity Payment") in an amount equal to 100% of each Investor Member's Capital Contributions paid to such date plus costs and expenses incurred by each Investor Member related to such events. The Managing Member shall make the Indemnity Payment to each Investor Member as required above within ten (10) calendar days after receipt of Notice from each Investor Member of the occurrence of one of the events described in this Section 8.7 and, upon such payment, the Interest of each Investor Member shall terminate. Managing Member shall indemnify each Investor Member, and hold it harmless from and against, any and all claims or other liability arising respecting the occurrence of the Critical Events.

(d) Without limiting the generality of the foregoing the Managing Member shall indemnify, defend and hold harmless each Investor Member and the Company (and the

Company shall indemnify, defend and hold harmless each Investor Member) from and against any actual loss, liability, damage, cost or expense (including reasonable attorneys' fees) from a Recapture Event. Subject to Section 5.3(e), if a Recapture Event occurs prior to the time each Investor Member has paid in its Capital Contribution in full, the amount of the next succeeding Installment (and any Installment(s) thereafter if necessary) of each Investor Member shall be reduced by the Recapture Adjustment Amount. If no further Installment remains, or if the Recapture Adjustment Amount is greater than the aggregate amount of the remaining Installment(s) or is limited by Section 5.3(e), then the Managing Member shall pay the difference between the Recapture Adjustment Amount and the amount by which such Installment(s) were reduced (the "Recapture Differential Amount") to each Investor Member as an indemnification payment. Payment of such amount shall not relieve the Managing Member from the payment of any other indemnification obligation that it may have to each Investor Member under this Section 8.7. Any amounts not paid within thirty (30) days of written demand shall bear interest at the rate of two percent (2%) per annum over the Designated Prime Rate in effect at the end of the preceding calendar month, until paid in full, and shall be deemed an Adjustment Amount for purposes of Article Xl hereof.

(e) The Managing Member shall indemnify, defend and hold harmless each Investor Member from and against any loss, liability, damage, cost or expense (including reasonable attorneys' fees) for any Transfer Taxes (as hereinafter defined) incurred by each Investor Member as a result of each Investor Member's admission to, or becoming a Member of, the Company. As used herein, "Transfer Taxes" means any real property transfer taxes assessed by or within the State or the city or county in which the Property is located, including, without limitation, any such taxes imposed on the transfer of an interest in an entity that owns real property.

(f) The indemnification rights contained in this Section 8.7 shall (i) be joint and several recourse obligations of the Managing Members (if more than one); (ii) survive dissolution of the Company, the withdrawal, removal, incompetence, bankruptcy or insolvency of the Managing Member and the withdrawal, insolvency, dissolution or bankruptcy of each Investor Member; and (iii) be cumulative of and in addition to any and all rights, remedies and recourses to which each Investor Member shall be entitled, whether pursuant to the provisions of this Agreement, at law or in equity.

8.8 Company Taxable as Partnership. The Managing Member shall take such steps and comply with such other requirements as may from time to time be necessary to assure that all provisions of the Code (as now or hereafter interpreted by the Internal Revenue Service or the courts) are met that are necessary to assure that the Company is classified as a partnership for federal income tax purposes.

8.9 Excess Development Costs and Operating Deficits.

(a) The Managing Member hereby is obligated to fund all Excess Development Costs within ten (10) business days of a determination of Excess Development Costs by any Member or the Accountants in the form of a capital contribution to the Company. In the event that the Managing Member shall fail to pay any such Excess Development Costs as required in this Section 8.9(a), each Investor Member may, in its sole discretion, cause the Company to pay such Excess Development Costs using each Investor Member's Capital Contribution.

(b) Any Operating Deficit occurring prior to the achievement of Final Closing shall be considered an Excess Development Cost and shall be governed by Section 8.9(a). In the event that an Operating Deficit exists during the Recapture Period, the Managing Member shall provide such funds to the Company as shall be necessary to pay such Operating Deficit(s) in the form of a loan to the Company (the "Operating Deficit Loan(s)"). The Managing Member shall make Operating Deficit Loans in such amounts and at such intervals so as to allow the Company to cover accrued accounts payable on a 60-day current basis. An Operating Deficit Loan shall bear no interest, and shall be repaid in accordance with the provisions of Article XI only if the Managing Member is not in default with respect to its obligations under this Agreement.

(c) Intentionally omitted.

8.10 Net Interim Income. Any Net Interim Income, with the Consent of each Investor Member, shall be added to Net Cash Flow for the first Company Fiscal Year in which Net Cash Flow is to be determined.

8.11 Withholding of Fee Payments.

(a) Without limitation on any other provision in this Agreement, upon the occurrence of any of the events described in Section 5.4, then the Managing Member shall be in default of this Agreement, and the Company shall withhold payment of any amounts otherwise payable to it hereunder including, without limitation, any distributions of Net Cash Flow or proceeds from a Capital Transaction, until such time as such default shall have been cured; provided, however, if a payment of all or any portion of such amounts then otherwise due would cure the event justifying the withholding, then the Company shall pay such amounts otherwise payable if it is applied to cure such event.

(b) All amounts so withheld by the Company under this Section 8.11 shall be promptly released to the payees thereof only after the Managing Member has cured the default justifying the withholding.

8.12 Intentionally Omitted.

8.13 Reserves. The Managing Member shall cause the Company to establish and maintain all reserves required to be retained hereunder or pursuant to the Operating Documents in amounts satisfactory to the Lender and Investor Member, including, without limitation, (A) an operating reserve (the "Operating Reserve") in the amount of $7,100, which amount is equal to three months of projected Operating Expenses and Debt Service payments, to fund Operating Deficits and Debt Service, which reserve shall be (i) funded on the Substantial Completion Date (ii) replenished from Net Cash Flow as set forth in Section 11.1(b)(iv) if utilized , (B) a replacement reserve to be funded annually in the amount of $3,000, (C) omitted; (D) omitted; (E) reserved; and (F) all other Reserves required to be maintained hereunder or pursuant to the Operating Documents. Notwithstanding anything to the contrary herein, the amount of all Reserves maintained hereunder shall not exceed the amount of reasonably projected Operating Expenses and Debt Service for a twelve (12) month period, or otherwise exceed the amounts set forth in the Safe Harbor with respect to "unfunded guarantees."

8.14 Loans to the Company. If (i) additional funds are required by the Company for any purpose relating to the business of the Company or for any of its obligations, expenses, costs or expenditures, and (ii) the Company has not received capital contributions or loans from the Managing Member as required by Section 8.9 to pay such amounts, then the Company may borrow such funds as are needed from a Person or organization, other than a Developer Entity, in accordance with the terms of this Section 8.14, for such period of time and on such terms as the Managing Member may determine, in its sole but reasonable discretion. Nothing in this Section 8.14 shall modify or affect the obligation of the Managing Member to make capital contributions or loans pursuant to Section 8.9 and to perform its obligations when and as required by this Agreement.

8.15 Property Management.

(a) The Company may engage a Property Manager if deemed necessary in the sole discretion of the Managing Member.

(b) Each Property Management Agreement shall be subject to the following requirement that the fees paid under any such agreement shall be no greater than that which would be charged by an unrelated third party in an arm's-length transaction for the services to be provided to the Company and the Project pursuant to such agreement, and, together with any other fees to be paid pursuant to any existing Property Management Agreements, will not exceed either the amounts anticipated to be paid for such services in the Projections or in any approved Budget for the period covered by such Budget,

8.16 Intentionally omitted.

8.17 Operating Budget and Capital Budget.

The annual operating budget and the capital budget for the Property (the "Budget") shall be prepared by the Managing Member (or by the Property Manager under the Property Management Agreement) and submitted to each Investor Member at least on an annual basis.

ARTICLE 9
TRANSFERS OF, AND RESTRICTIONS ON TRANSFERS OF INTERESTS OF INVESTOR MEMBER

9.1 Purchase for Investment.

(a) Each Investor Member hereby represents and warrants to the Managing Member, to the Company and to any other Member that the acquisition of its Interest is made as principal for its account for investment purposes only and not with a view to the resale or distribution of such Interest, except insofar as Applicable Securities Laws permit such acquisitions to be made for the account of others or with a view to the resale or distribution of such Interest without requiring that such Interest, or the acquisition, resale or distribution thereof, be registered under Applicable Securities Laws.

(b) Each Investor Member agrees that it will not sell, assign or otherwise transfer its Interest or any fraction thereof to any Person who does not similarly represent and

warrant and similarly agree not to sell, assign or transfer such Interest or fraction thereof to any Person who does not similarly represent and warrant and agree.

9.2 Restrictions on Transfer of Investor Member's Interest.

(a) The offer, sale, transfer, assignment, hypothecation or pledge of any Interest of each Investor Member to any Affiliate of each Investor Member or to any lender of each Investor Member in order for each Investor Member to fund its Capital Contributions shall be permitted without the Managing Member's Consent. Any other offer, sale, transfer, assignment, by hypothecation or pledge of any Interest of each Investor Member, or any offer, sale, transfer, assignment, hypothecation or pledge of any Interest of each Investor Member shall be subject to the Consent of the Managing Member and shall comply with all Applicable Securities Laws.

(b) Each Investor Member whose Interest is being transferred shall pay such reasonable expenses as may be incurred by the Company in connection with such transfer.

(c) Nothing in this Section 9.2 shall limit the authority of any member of each Investor Member to offer, sell, transfer or assign any interests within such member of each Investor Member in such member's sole discretion.

(d) The Managing Member, in its sole and absolute discretion, may require any Investor Member to provide an opinion of counsel, satisfactory to Counsel for the Company, in all material respects, that any such transfer complies with all Applicable Securities Laws.

9.3 Admission of Substitute Investor Member.

(a) Subject to the other provisions of this Article IX, an assignee of all or a portion of the Interest of an Investor Member (which shall be understood to include any purchaser, transferee, donee, or other recipient of any disposition of such Interest) shall be deemed admitted as a Substitute Investor Member of the Company only upon the satisfactory completion of the following:

(i) each assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart thereof or an appropriate amendment hereto, and such other documents or instruments as the Managing Member may require in order to effect the admission of each such Person as a Investor Member;

(ii) an amended Agreement and/or Articles evidencing the admission, if necessary, of each such Person as a Investor Member shall have been filed for recording, if necessary, pursuant to the requirements to the Act;

(iii) each assignee shall have represented and agreed in writing as required by Section 9.1;

(iv) if any assignee is a corporation, the assignee shall have provided the Managing Member with evidence satisfactory to Counsel of its authority to become an Investor Member under the terms and provisions of this Agreement and under any Applicable Securities Laws; and

(v) each assignee or the assignor shall have reimbursed the Company for all reasonable expenses, including all reasonable legal fees and recording charges, incurred by the Company in connection with such assignment.

(b) For the purpose of allocation of Profits or Losses and credits, and for the purpose of distributing Net Cash Flow of the Company, a Substitute Investor Member shall be treated as having become, and as appearing in, the Registry of Shares of the Company as a Member upon its signing of an amendment to this Agreement, agreeing to be bound hereby.

(c) The Managing Member shall cooperate with each Person seeking to become a Substitute Investor Member by preparing the documentation required by this Section and making any official filings and publications, if any. The Company shall take all such action, including the filing of any amended Agreement and/or Articles evidencing the admission of any Person as a Investor Member, if required, and the making of any other official filings and publications, if required, as promptly as practicable after the satisfaction by the assignee of the Interest of an Investor Member of the conditions contained in this Article IX to the admission of each such Person as an Investor Member of the Company. Any cost or expense incurred in connection with such admission shall be borne by each Substitute Investor Member.

9.4 Rights of Assignee of Company Interest.

(a) Except as provided in this Article and as required by operation of law, the Company shall not be obligated for any purpose whatsoever to recognize the assignment by any Investor Member of its Interest until the Company has received actual Notice thereof.

(b) Any Person who is the assignee of all or any portion of an Investor Member's Interest, but does not become a Substitute Investor Member and desires to make a further assignment of such Interest, shall be subject to all the provisions of this Article IX to the same extent and in the same manner as any Investor Member desiring to make an assignment of its Interest.

ARTICLE 10
RIGHTS AND OBLIGATIONS OF INVESTOR MEMBER

10.1 Management of the Company. Each Investor Member shall not take part in the management or control of the business of the Company nor transact any business in the name of the Company. Except as otherwise expressly provided in this Agreement, each Investor Member shall not have the power or authority to bind the Company or to sign any agreement or document in the name of the Company. Each Investor Member shall not have any power or authority with respect to the Company except insofar as the Consent of each Investor Member shall be expressly required and except as otherwise expressly provided in this Agreement.

10.2 Limitation on Liability of Investor Member. The liability of each Investor Member shall be limited to its obligation to make Capital Contributions as and when payable under the provisions of this Agreement. Each Investor Member shall not have any other liability to contribute money to, or in respect of the liabilities or obligations of, the Company, nor shall each Investor Member be personally liable for any obligations of the Company. Each Investor Member shall not be obligated to make loans to the Company.

10.3 Other Activities. Each Investor Member may engage in or possess interests in other business ventures of every kind and description for its own account, including without limitation, serving as a member of other limited liability companies which own, either directly or through interests in other limited liability companies, projects similar to, or in direct competition with, the Property. Neither the Company nor any of the Members shall have any right by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

10.4 Intentionally Omitted.

ARTICLE 11
ALLOCATION & DISTRIBUTIONS

11.1 Allocation of Profits, Losses, Credits and Cash Distributions.

(a) After application of Section 11.10, all Operating Profits and Operating Losses, except those gains and losses referred to in Section 11.3, and all credits (including the Tax Credits) shall be allocated among the Members in accordance with their Percentage Interests as set forth in Section 5.1.

(b) All Net Cash Flow available for distribution shall be paid as follows:

(i) payment to each Investor Member of any outstanding Capital Contribution Adjustments;

(ii) to each Investor Member for any IM Loans;

(iii) to the payment of the Priority Return plus any accrued but unpaid Distribution Shortfall;

(iv) to the funding of the required Reserves;

(v) intentionally omitted;

(vi) 90% of any remaining balance, to the payment of any Operating Deficit Loans until paid in full;

(vii) the balance to the Members in accordance with their Percentage Interests.

(c) In any year in which a Member sells, assigns or transfers all or any portion of an Interest to any Person who during such year is admitted as a substitute Member, the share of all Profits or Losses allocated to, and of all Net Cash Flow and of all cash proceeds distributable under Section 11.4 distributed to, all Members which is attributable to the Interest sold, assigned or transferred shall be allocated and distributed to the assignee from and after the first day of the calendar month following the month in which the assignee executes this Agreement; provided, however, that the assignor and the assignee may, by agreement, make special provisions for the allocation of items of Profits or Losses, deduction or credit as may from time to time be permitted

under the Code, and for the distributions of Net Cash Flow and the proceeds of Capital Transactions, but such allocation shall be binding as to the Company only after it shall have received Notice thereof from the assignor and assignee.

(d) The Company shall distribute Net Cash Flow annually in the manner provided in this Agreement within 90 days after the end of each Company Fiscal Year.

(e) In the event that there is a determination that there is any original issue discount, imputed interest or stated interest attributable to the Capital Contribution of any Member, or any loan between a Member and the Company, any income or deduction of the Company attributable to such imputed interest, stated interest or original issue discount on such Capital Contribution or loan (whether stated or unstated) shall be allocated solely to such Member.

(f) Notwithstanding anything to the contrary in this Agreement, prior to any distributions to the other Members, or the use of insurance proceeds for purposes of rebuilding the Property, to the extent there is a casualty loss of the Property resulting in a Recapture Event, each Investor Member shall receive a special distribution of insurance proceeds in an amount equal to the Recapture Adjustment Amount.

(g) If any Member’s Interest in the Company is reduced but not eliminated because of the admission of new Members or otherwise, or if any Member is treated as receiving any items of property described in Section 751(a) of the Code, the Member’s Interest in such items of Section 751(a) property that was property of the Company while such Person was a Member shall not be reduced, but shall be retained by the Member so long as the Member has an Interest in the Company and so long as the Company has an interest in such property.

(h) In accordance with Section 704(c) of the Code (relating to allocations with respect to appreciated contributed property) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated, solely for tax purposes, among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value. Any elections or other decisions relating to such allocations shall be made by the Managing Member in any manner that reasonably reflects the purpose and intention of this Agreement.

(i) No distributions or return of Capital Contributions shall be made and paid from Company assets if, after the distribution or return of contribution is made, either: (i) the Company would be insolvent, or (ii) the net assets of the Company would be less than zero.

11.2 Determination of Profits or Losses. Profits or Losses for all purposes of this Agreement shall be determined in accordance with the accrual method of accounting for federal income tax purposes.

11.3 Allocation of Profits or Losses from a Capital Transaction. After application of Section 11.10, Profits or Losses from a Capital Transaction recognized by the Company shall be allocated in the following manner:

(a) All Profits shall be allocated (i) first, to the Members with negative Capital Account balances, in proportion to such balances, that portion of gains (including any Profits treated as ordinary income for federal income tax purposes) which is equal in amount to such Members' negative Capital Accounts in the Company; (ii) second, Profits in excess of the amount allocated under (i) shall be allocated to the Members in the same amounts as if such Profits were distributed to the Members pursuant to Section 11.4.

(b) Losses shall be allocated (i) first, to the extent of and in such proportions to the Members' positive Capital Accounts; and (ii) second, the amount of any Losses that remain after the allocations in subparagraph (b)(i) to the Members in accordance with the manner in which they bear the economic risk of loss associated with such Losses. In the event that no Member bears an economic risk of loss, then all Members shall be allocated Losses in excess of the amounts allocated under (i) and (ii) in accordance with their Percentage Interests.

(c) Any portion of the gains treated as ordinary income for federal income tax purposes under Sections 1245 and 1250 of the Code ("Ordinary Income Amount") shall be allocated on a dollar for dollar basis to those Members to whom the items of Company deduction or loss giving rise to the Ordinary Income Amount had been previously allocated.

11.4 Distribution of Proceeds from a Capital Transaction. Except as may be required under Section 12.2(b), the proceeds resulting from the liquidation of the Company assets pursuant to Section 12.2, and the net proceeds resulting from any Capital Transaction, as the case may be, shall be distributed and applied in the following order of priority:

(a) to the payment of all matured debts and liabilities of the Company and all expenses of the Company incident to any Capital Transaction), excluding (i) debts and liabilities of the Company to Members or any Affiliates, and (ii) all unpaid fees owing to any Developer Entity under this Agreement;

(b) to the setting up of any reserves which the Liquidator (or the Managing Member if the distribution is not pursuant to the liquidation of the Company) deems reasonably necessary for contingent, unmatured or unforeseen liabilities or obligations of the Company;

(c) payment to any Investor Member of any outstanding Capital Contribution Adjustments;

(d) to each Investor Member for any IM Loans;

(e) payment of the Priority Return plus any accrued but unpaid Distribution Shortfall;

(f) intentionally omitted;

(g) 90% of any remaining balance, to the payment of any Operating Deficit Loans until paid in full; and

(h) the balance to the Members in accordance with their Percentage Interests.

Notwithstanding the foregoing, no proceeds resulting from a Capital Transaction shall be distributed if, after the distribution is made, either: (i) the Company would be insolvent, or (ii) the net assets of the Company would be less than zero.

11.5 Capital Accounts. A separate Capital Account shall be maintained and adjusted for each Member. There shall be credited to each Member's Capital Account the amount of its Capital Contribution, the fair market value of any property contributed to the Company (net of any liabilities secured by such property) and such Member's distributive share of the Profits for tax purposes of the Company; and there shall be charged against each Member's Capital Account the amount of all Net Cash Flow distributed to such Member, the fair market value of any property distributed to such Member (net of any liabilities secured by such property), the net proceeds resulting from the liquidation of the Company's assets or from any Capital Transaction distributed to such Member, and such Member's distributive share of the Losses for tax purposes of the Company. Each Member's Capital Account shall be maintained and adjusted in accordance with the Code and the Treasury Regulations thereunder. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Reg. §1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations. It is the intention of the Members that the Capital Accounts maintained under this Agreement be determined and maintained throughout the full term of this Agreement in accordance with the accounting rules of Treasury Reg. §1.704-1(b)(2)(iv).

In the event that the Company is liquidated within the meaning of Treasury Reg. § 1.704-1(b)(2)(ii)(g), if the Managing Member's Capital Account has a deficit balance (after giving effect to all contributions, distributions and allocations, the Managing Member shall increase its Capital Contribution by the amount of such deficit in compliance with Treasury Reg. § 1.704-1(b)(2)(ii)(b)(3).

11.6 Authority of Managing Member to Vary Allocations to Preserve and Protect Members' Intent. It is the intent of the Members that each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) shall be determined and allocated in accordance with this Article XI to the fullest extent permitted by Section 704(b) of the Code. Each Investor Member hereby acknowledges and agrees that the Managing Member hereby is authorized and directed to allocate income, gain, loss, deduction, or credit (or item thereof) arising in any year differently than otherwise provided for in this Article XI to the extent that allocating income, gain, loss, deduction or credit (or item thereof) in the manner provided for in this Article XI would, in the opinion of the tax advisor to the Company (tax counsel or the Accountants) cause the determinations and allocations of each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) not to be permitted by Section 704(b) of the Code and Treasury Regulations promulgated thereunder. Any allocation made pursuant to this Section 11.6 shall be deemed to be a complete substitute for any allocation otherwise provided for in this Article XI and no amendment of this Agreement or approval of any Member shall be required. Each Investor Member, by executing an Investment Agreement herewith, grants the Managing Member a Power of Attorney, coupled with an interest, for the limited purposes set forth in this Section 11.6.

11.7 Designation of Partnership Representative. The Managing Member hereby is designated as the Partnership Representative of the Company for each taxable year beginning on

or after January 1, 2022, and shall engage in such undertakings as are required of the Partnership Representative of the Company, as provided in Treasury Regulations pursuant to Sections 6233 and 6241 of the Code. Each Member, by the execution of this Agreement, Consents to such designation of the Partnership Representative and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such Consent.

(b) For each taxable year, the Partnership Representative shall appoint as Designated Individual an individual who meets the requirements of the Revised Partnership Audit Rules for a "designated individual," has sufficient experience and authority to represent the Company in all dealings with the IRS, and for taxable years beginning during the Recapture Period, is consented to by each Investor Member. No later than the effective date of the designation of the Designated Individual, such Designated Individual must agree in writing to be bound by the same obligations and restrictions imposed on the Partnership Representative under this Article 11 prior to and as condition of such designation. If a Designated Individual for any taxable year becomes unable to perform the tasks required of a Designated Individual, no longer has the "capacity to act" within the meaning of the Revised Partnership Audit Rules, or the Managing Member otherwise determines that such person should be removed as the Designated Individual, the Managing Member shall promptly notify the Members of such determination and take all necessary actions to effectuate the resignation (or revocation) of such person as Designated Individual for all taxable years such designation was in effect (including obtaining any required IRS notification of such resignation from such person to be held in trust and delivered to the IRS at the time specified in the Revised Partnership Audit Rules). The designation of the Designated Individual shall also automatically terminate on the effective date of the resignation or revocation of the applicable entity as Partnership Representative.

(c) In the event of a withdrawal or removal of the Managing Member, to the extent permitted by law, the Company shall revoke the designation of the Managing Member as the Partnership Representative for all taxable years such designation was in effect and the Managing Member shall take all necessary actions to effectuate its resignation as Partnership Representative in accordance with the Revised Partnership Audit Rules, including updating the Partnership Representative contact information for the IRS as a replacement Partnership Representative designated by a Supermajority of the Investor Members may specify or providing any required IRS notification to each Investor Member to be delivered to the IRS at the time specified in the Revised Partnership Audit Rules. Notice of such revocation or resignation shall be given to the IRS in the time and manner prescribed by the IRS and shall include the designation of another person selected by each Investor Member as the successor Partnership Representative for the applicable taxable years and the designation of another individual as Designated Individual in accordance with Section 11.7(b). The resigning or removed Partnership Representative and Designated Individual shall remain obligated hereunder in such capacity until the replacement is accepted by the IRS. The resigning or removed Partnership Representative and Designated Individual shall not be obligated hereunder or liable for actions taken by any successor Partnership Representative or successor Designated Individual.

11.8 Authority of Partnership Representative.

(a) The Partnership Representative shall have and perform all of the duties required under the Code, including the following duties:

(i) within five calendar days after the receipt of any correspondence or communication relating to the Company or a Member from the IRS, shall forward to each Member and Reviewed Year Member, as applicable, a photocopy of all such correspondence or communication(s) and shall, within five calendar days thereafter, advise each Member and Reviewed Year Member, as applicable, in writing of the substance and form of any conversation or communication held with any representative of the IRS;

(ii) inform the Members of any matter which requires their consent pursuant to this Article 11, along with any applicable deadlines imposed pursuant to the Revised Partnership Audit Rules or the IRS in its conduct of any particular Tax Dispute;

(iii) provide each Investor Member with a draft copy of any correspondence, filing or other materials to be submitted by the Company or the Partnership Representative in connection with any administrative or judicial proceedings relating to the determination of Company items reasonably in advance of such submission, incorporate all reasonable changes or comments to such correspondence or filing requested by the Investor Members to the extent such review and comments are provided in a timely manner such that it would allow the Company to comply with any deadline imposed under applicable law, and provide the Investor Members with a final copy of such correspondence, filing or other materials; and

(iv) represent the Company in all dealings with the IRS and state and local taxing authorities in accordance with the obligations and restrictions imposed by this Agreement.

(b) The Partnership Representative shall, upon request by a Member, permit a Member to include its attorney in the power of attorney (Form 2848) for the Company for any taxable years under a tax audit or in a tax administrative appeals process, provided the inclusion is permitted by the Revised Partnership Audit Rules.

(c) The Partnership Representative shall not without the consent of the Members:

(i) extend the statute of limitations for assessing or computing any tax liability against the Company (or the amount of character of any Company tax items);

(ii) settle any audit with the IRS concerning the adjustment or readjustment of any partnership items or remit any imputed underpayment amounts (within the meaning of the Revised Partnership Audit Rules);

(iii) file a request for an administrative adjustment with the IRS at any time or file a petition for judicial review with respect to any such request;

(iv) initiate or settle any judicial review or action concerning the amount or character of any Company tax item;

(v) intervene in any action brought by any other Member for judicial review of a final adjustment;

(vi) take any other action which would have the effect of finally resolving a tax matter affecting the rights of the Company and/or the Members;

(vii) take any action or fail to take any action which adversely affects the amount or timing of recognition of the Federal Historic Tax Credits;

(viii) engage an accounting firm or counsel to represent the Company before the IRS; or

(ix) take any other action not expressly permitted by this Article 11 on behalf of the Company or any Member in connection with any adjustment, election, or administrative or judicial tax proceeding.

(d) The Partnership Representative shall keep the other Members advised of any dispute the Company may have with any federal, state or local taxing authority (a "Tax Dispute"), shall consult with the Members regarding the nature and content of all actions to be taken and defenses to be raised and elections to be made by the Company in response to such Tax Dispute, shall not act without the Consent of the Members as required under this Section, and shall afford the other Members the opportunity to participate directly in the negotiation of the Tax Dispute, to the extent permitted by law. The Partnership Representative also shall consult with Members regarding the nature and content of any Tax Dispute instituted by or on behalf of the Company (including the decision to institute proceedings, whether administrative or judicial, and whether in response to a previous Tax Dispute against the Company, or otherwise), and shall not act without the Consent of the Members as required under this Section. Reasonable legal fees incurred in connection with any Tax Dispute (including any Tax Dispute arising at each Investor Member level, to the extent that such Tax Dispute is the result of a Tax Dispute of the Company) shall be paid solely from the assets of the Company, except that if the Company lacks sufficient funds to undertake or prosecute any litigation relating to such Tax Dispute (including, without limitation, any appeal) and either the Managing Member or Investor Member in good faith does not reasonably consent to a settlement or resolution of such tax dispute, then the legal fees and other costs and expenses associated with such litigation shall be funded by the Member(s) refusing to consent to such settlement or resolution, through one or more loans by such Members to the Company.

(e) If the Company or the Partnership Representative receives notice of a proposed Company Adjustment from the IRS, the Partnership Representative shall so notify the Members in accordance with the provisions of Section 11.8(a)(i) and, if requested to do so by a Member, shall request modification of the Imputed Underpayment proposed in such notice in accordance with the Revised Partnership Audit Rules. Any such request by a Member shall describe the modifications or adjustment factors that the Member believes affect the calculation of the Imputed Underpayment in sufficient detail to substantiate the request for modification. All information required to support a requested modification shall be submitted by the Members to the Partnership Representative prior to the applicable deadline, subject to any extension granted by the IRS.

(f) If the Company receives notice of a final Company Adjustment from the IRS, the Partnership Representative shall so notify the Members and Reviewed Year Members in accordance with the provisions of Section 11.8(a)(i) and, solely if requested to do so by Investor Member, shall make an election (a "Push-Out Election") under Section 6226 of the Code with respect to one or more Imputed Underpayments set forth in the final partnership adjustment notice. If a Push-Out Election is made, each Reviewed Year Member shall take into account its allocable share of the Company Adjustments that relate to the specified Imputed Underpayment (as determined with the Consent of each Investor Member for such Reviewed Year) and shall be liable for any taxes as described in Section 6226 of the Code and any applicable Treasury Regulations or other guidance prescribed by the IRS. Notwithstanding the foregoing, to the extent permitted by law, any Reviewed Year Member that is a partnership or S corporation may, at its option and in accordance with any applicable Treasury Regulations or other guidance prescribed by the IRS, elect (in lieu of paying its allocable share of such Company Adjustments) to push out the liability for taxes attributable to such Company Adjustments to its partners (including indirect partners). Any Push-Out Election shall be filed prior to the applicable deadline, shall be in such form, and shall contain such information, as required by the Revised Partnership Audit Rules. If a Push-Out Election is made, the Partnership Representative shall furnish to each Reviewed Year Member and the IRS, for each Reviewed Year prior to the applicable deadline, a statement that includes all items and information required under the Revised Partnership Audit Rules.

(g) If the Company becomes obligated to make an Imputed Underpayment, within thirty (30) days after written notice from the Partnership Representative:

(i) To the extent such Imputed Underpayment relates to an Excluded Event, each of the Members (including any Former Member) to whom such liability relates shall be obligated to pay an amount that is equal to its allocable share (determined in accordance with its Percentage Interest prior to the Adjustment Year) of such Imputed Underpayment to the Company;

(ii) To the extent such Imputed Underpayment relates to a Manager Breach, the Managing Member shall be obligated to pay an amount that is equal to such Imputed Underpayment to the Company; and

(iii) Otherwise, each of the Members (including any Former Member) to whom such liability relates shall be obligated shall make a subordinated loan to the Company in an amount that is equal to its allocable share of such Imputed Underpayment to the Company.

Any amount not paid by a Member (or Former Member) within such thirty (30) day period shall accrue interest at the rate of two percent (2%) over the Designated Prime Rate in effect at the end of the preceding calendar month, until paid in full. Any such payment made by any Member pursuant to Section 11.8(g)(i) or (ii) shall be treated as a Capital Contribution and, if and to the extent permitted by the Code and Regulations, any Capital Account reduction attributable to the Imputed Underpayment shall be allocated to the Members in proportion to such Capital Contributions. Any such payment made by any Former Member pursuant to Section 11.8(g)(i) or (ii) shall be treated as an indemnity payment and not as a Capital Contribution or loan to the

Company, but any payment made pursuant to Section 11.8(g)(iii) shall be treated as a loan to the Company and subject to repayment pursuant to Section 11.1 or 11.4 as if it were still a Member.

(h) The obligations of each Member or Former Member under Sections 11.7 and 11.8 shall survive the transfer, redemption or liquidation by such Member of its Company Interest and the termination of this Agreement or the dissolution of the Company. For the avoidance of doubt, to the extent a Former Member has potential liability for amounts pursuant to Section 11.8(f) or (g) with respect to a Tax Dispute, such Former Member shall retain its rights pursuant Sections 11.7 and 11.8 with respect to such Tax Dispute.

11.9 Expenses of Partnership Representative. The Company shall indemnify and reimburse the Partnership Representative for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liabilities of the Members or Company. The payment of all such expenses shall be made before any distributions are made from Net Cash Flow, net proceeds from a Capital Transaction or any discretionary reserves are set aside by the Managing Member. The taking of any action and the incurring of any expense by the Partnership Representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Partnership Representative and the provisions on limitations of liability of the Managing Member and indemnification set forth in Section 8.7 or 10.2 of this Agreement shall be fully applicable to the Partnership Representative in its capacity as such.

11.10 Special Allocations.

(a) Notwithstanding any other provision of this Agreement, if there is a net decrease in the Company's minimum gain attributable to nonrecourse liabilities during any taxable year, each Member shall be specially allocated a pro rata portion of each of the Company's items of income and gain for such year (and, if necessary for subsequent years) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in such minimum gain during such taxable year as determined in accordance with the provisions of Treasury Reg. §§ 1.704-2(f) and 1.704-2(g)(2).

(b) Notwithstanding any other provision of this Agreement, if there is a net decrease in the amount of the Company's minimum gain during any taxable year with respect to a Member nonrecourse debt, the Member bearing the economic risk of loss with respect to such Member nonrecourse debt shall be specially allocated a pro rata portion of each of the Company's items of income and gain for such taxable year (and, if necessary, for subsequent years) in proportion to, and to the extent of the amount of such Member's share of the net decrease in such minimum gain during such taxable year as determined in accordance with the provisions of Treasury Reg. §§1.704-2(i)(4) and 1.704-2(j)(2))(ii).

(c) If in any taxable year there is a net increase in the amount of Company minimum gain attributable to a Member nonrecourse debt, the Member bearing the economic risk of loss attributable to such Member nonrecourse debt shall be specially allocated items of Company deduction and loss in proportion to and to the extent of the excess of:

(i) the amount of such net increase, over

(ii) the aggregate amount of any distributions during such taxable year to such Member of the proceeds of such Member nonrecourse debt that are allocable to such increase in Company minimum gain. Items to be so allocated shall be determined in accordance with Treasury Reg. §1.704-2(j)(l).

The allocations provided for in this Section 11.10(c) are intended to comply with the allocations required by Treasury Reg. §1.704-2(i) and shall be applied consistently therewith. The Company's minimum gain shall be determined in accordance with Treasury Reg. § 1.704-2(d).

(d) In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Reg. §§1.704-1(b)(2)(ii)(d)(4), (5) or (6) which cause or increase an Adjusted Capital Account Deficit (as defined below) of such Member, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate (to the extent required by the Treasury Regulations under Code Section 704(b)) such Member's Adjusted Capital Account Deficit as quickly as possible.

For purposes of this Section 11.10, the term "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Company Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is otherwise treated as being obligated to restore under Treasury Reg. §1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Reg. §§1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Treasury Reg. §1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Reg. §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e) Notwithstanding any other provision of this Section 11.10, in no event shall Losses of the Company be allocated to any Member if such allocation would result in such Member having an Adjusted Capital Account Deficit at the end of any taxable year. All Losses in excess of the limitation set forth in this Section 11.10(e) shall be allocated to each other Member that does not have an Adjusted Capital Account Deficit.

(f) Nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1) and (c)) for any Fiscal Year shall be allocated to the Members in accordance with their Percentage Interests.

(g) Any partner nonrecourse deductions (as defined in Treasury Regulation Section 1.704-2(i)) for any Fiscal Year shall be specially allocated to the partner who bears the economic risk of loss with respect to the partner nonrecourse debt to which such partner nonrecourse deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(h) In the event that income, loss or items thereof are allocated to one or more Members pursuant to Sections 11.10(a), (b), (c), (d), (e), (f) or (g) subsequent income, loss or items thereof shall be allocated (subject to the provisions of Section 11.10(a), (b), (c), (d), (e), (f) or (g)) to the Members so that, to the extent possible in the judgment of the Managing Member and permitted by Treasury Regulations, the net amount of allocations shall be equal to the amount that would have been allocated had Section 11.10 not been applied.

(i) Any taxable income of the Company resulting from its receipt of donations, contributions, grants, subsidies, or capital contributions of the Members shall be specifically allocated one hundred percent (100%) to the Managing Member as a nonrecurring item not affecting the allocation of general profits.

(j) The State Historic Tax Credits shall be allocated to the Members in accordance with their Percentage Interests. For the avoidance of doubt, nothing in this Section 11.10(j) shall be construed to obligate the Managing Member to incur any liability whatsoever in connection with any income recognized by each Investor Member as a result of each Investor Member or any of its members subsequently claiming the State Historic Tax Credits.

ARTICLE 12
SALE, DISSOLUTION AND LIQUIDATION

12.1 Dissolution of the Company. The Company shall be dissolved upon:

(a) the sale or other disposition of all or substantially all of the assets of the Company;

(b) any other event causing the dissolution of the Company under the laws of the Formation State; or

(c) the agreement of a Supermajority of the Investor Members and the Managing Member.

12.2 Winding Up and Distribution.

(a) Upon the dissolution of the Company pursuant to Section 12.1, (i) a Certificate of Dissolution shall be filed in such offices within the Formation State as may be required or appropriate, and (ii) the Company business shall be wound up and its assets liquidated as provided in this Section 12.2 and the net proceeds of such liquidation shall be distributed in accordance with Section 12.2(b).

(b) It is the intent of the Member that, upon liquidation of the Company, any liquidation proceeds available for distribution to the Member shall be distributed in accordance with the Member's respective positive Capital Account balance. In the event that, upon liquidation, there is any conflict between a distribution pursuant to the Member's Capital Account balance and the intent of the Member with respect to distribution of proceeds under Section 11.4, the Liquidator shall, notwithstanding the provisions of Sections 11.1, 11.2 and 11.3, allocate the Company's Profits or Losses in a manner that will cause the distribution of liquidation proceeds

to the Members to be in accordance with the Member's respective positive Capital Account balances.

(c) The Liquidator shall file all certificates and notices of the dissolution of the Company required by law. The Liquidator shall proceed without any unnecessary delay to sell and otherwise liquidate the Company's property and assets; provided however, that if the Liquidator shall determine that an immediate sale of part or all of the Company property would cause undue loss to the Members, then in order to avoid such loss, the Liquidator may, except to the extent provided by the Act, defer the liquidation as may be necessary to satisfy the debts and liabilities of the Company to Persons other than the Members. Upon the complete liquidation and distribution of the Company assets, the Member shall cease to be the Member of the Company and the Managing Member shall cease to be Managing Member, and the Liquidator shall execute, acknowledge and cause to be filed all certificates and notices required by the law to terminate the Company.

(d) Upon the dissolution of the Company pursuant to Section 12.1, the accountants for the Company shall promptly prepare, and the Liquidator shall furnish to each Member, a statement setting forth the assets and liabilities of the Company upon its dissolution. Promptly following the complete liquidation and distribution of the Company property and assets, the Company accountants shall prepare, and the Liquidator shall furnish to each Member, a statement showing the manner in which the Company assets were liquidated and distributed.

ARTICLE 13
BOOKS AND RECORDS, ACCOUNTING TAX ELECTIONS, ETC.

13.1 Books and Records; Accounting Method. The books and records of the Company shall be maintained on an accrual basis in accordance with generally accepted accounting principles, consistently applied, and retained for such period required by law or if longer, such period recommended by the Accountants. These and all other records and financial statements of the Company, including information relating to the status of the Property and information with respect to the sale by any Developer Entity of goods or services to the Company, shall be kept at the principal office of the Company and shall be available for examination there by any Member or by any member of each Investor Member, or its duly authorized representative, at any and all reasonable times but no more frequently than quarterly.

13.2 Bank Accounts. All funds of the Company not otherwise invested shall be deposited in one or more federally insured accounts maintained with at a bank mutually agreeable to the Managing Member, and withdrawals shall be made only in the regular course of Company business on such signature or signatures as the Managing Member may, from time to time, determine. No funds of the Company shall be deposited in any financial institution in which any Developer Entity is an officer, director or holder of a propriety interest.

13.3 Accountants. The Accountants shall be the accountants for the Company for the purposes of preparing income tax returns, the Cost Certification and the other relevant matters set forth in this Article XIII. The Managing Member and the Company hereby agree, authorize and direct the Accountants to provide contemporaneous copies to each Investor Member of all tax returns, Cost Certifications and any other information that the Accountants deliver to the Managing

Member or to the Company. The Accountants also shall review and sign the federal and applicable state income tax returns of the Company. Beginning in Company Fiscal Year 2024, The Managing Member or its designee shall complete the books of the Company in such time as will allow the Accountants to complete such tax returns within seventy-five (75) days after the end of such Company Fiscal Year, including providing to the Accountants, by no later than February 15 of each year, all financial statements and information needed to prepare the prior year's tax returns.

13.4 Reports to Members.

(a) Within thirty (30) days of the end of each calendar quarter until Stabilized Operations and the end of each calendar quarter thereafter:

(i) intentionally omitted;

(ii) construction updates from the Managing Member or a qualified construction consultant;

(iii) a report of the status of the construction progress with an updated construction schedule;

(iv) a schedule detailing any reduction or termination of any reserve by application of funds therein for purposes of materially different from those for which such reserve was established;

(v) a report of any Excess Development Costs or Operating Deficits or anticipated Excess Development Costs or Operating Deficits of the Company and the manner in which such Excess Development Costs or Operating Deficits will be funded; and

(vi) a report of any material default by the Company under any Operating Documents or in payment of any mortgage, taxes, interest or other obligation on secured or unsecured debt.

(vii) unaudited financial statements for the Company which may be prepared and certified by the Managing Member, including a balance sheet, statement of income or loss and statement of cash sources and applications

(b) On or prior to March 1 of each Company Fiscal Year:

(i) all necessary tax reporting information regarding the Company required by each Investor Member for preparation of their respective federal, state, and local income or franchise tax or information returns, or those of its members, for the preceding Company Fiscal Year, with respect to the Company. Notwithstanding the foregoing, the Company shall give each Investor Member an estimate of the amounts to be included on its K-1 within sixty (60) days after the expiration of each Company Fiscal Year; and

(ii) a copy of the Company's federal, state and local tax or information returns for the prior Company Fiscal Year.

(c) Within ninety (90) days after the expiration of the first Company Fiscal Year following Placement in Service of the Property, a Cost Certification of the Company's expenditures and unaudited financial statements prepared by the Accountants (provided however, that if reviewed or audited financial statements exist, those shall be provided), including: a balance sheet, a statement of operations, a statement of cash flows, a statement summarizing the calculation of tax credits and depreciation; and a statement of changes in Members' capital accounts;

(d) Within ten (10) calendar days after receipt by the Company or occurrence, as applicable:

(i) copies of all reports, notices, filings or correspondence sent or received regarding the occurrence of any event which has or may have a material adverse effect on the Company or the Property (including, without limitation, any reports, notices, filings or correspondence with any governmental agency regarding the Tax Credits; default notices, notices of reductions or elimination of benefits under any federal, state, or local program previously enjoyed by the Company; any default or failure of compliance with respect to the Loan or any other financial, contractual or governmental obligation of the Company or the Managing Member; notice of any IRS or Secretary proceeding involving the Company; notice of any demand for payment or draw under any construction completion guarantee, performance bond, or letter of credit regarding the Company; and notices regarding the Property's compliance with any regulatory restrictions imposed thereon);

(ii) upon the occurrence of a Withdrawal Event, notice of such Withdrawal Event; and

(iii) copies of all lawsuits or legal proceedings or alleged violations of law, and notices of all actions taken, or proposed to be taken, affecting a Developer Entity.

(e) Intentionally omitted.

(f) Prior to November 1 of each year, an estimate of each Investor Member's share of Federal Historic Tax Credits, State Historic Tax Credits, Net Cash Flow, distributions and Profits or Losses of the Company for federal and state income tax purposes for the current Company Fiscal Year. Such estimate shall be prepared by the Managing Member or the Accountants.

(g) Reserved.

13.5 <u>Section 754 Elections.</u> In the event of a transfer of all or any part of the Interest of a Managing Member or of an Investor Member (or a member or partner thereof), the Company shall elect, pursuant to Sections 743 and 754 of the Code (or any corresponding provision of succeeding law), to adjust the basis of the Company property if, in the opinion of each Investor Member, based upon the advice of the Accountants, such election would be most advantageous to each Investor Member. Each Member agrees to furnish the Company with all information necessary to give effect to such election. The Managing Member shall not make other elections required or permitted under the Code unless it has received the direction or prior Consent of each Investor Member.

Upon request of ninety percent (90%) of the Investor Members, or upon the recommendation of the Accountants, the Company shall make an election to be treated as an "electing real property trade or business" under Section 163(j)(7)(B) of the Code and provide evidence of making such election effective no later than the end of the taxable year in which such request is made. Except as expressly provided in this Agreement, the Company has not made and will not make any elections under the Code, including pursuant to Tax Reform Act or Treasury Regulations thereunder, without the Consent of each Investor Member. The Company will file an election to opt-out of bonus depreciation that is otherwise available with respect to property which is part of the Project pursuant to Section 168(k) of the Code.

13.6 Company Fiscal Year. Except as the Code may otherwise require, Company Fiscal Year shall be the calendar year. Each Investor Member will inform the Managing Member of any change in its fiscal year.

13.7 Intentionally omitted.

ARTICLE 14
AMENDMENTS

This Agreement may be amended by the Managing Member, provided, however, that any proposed amendment to this Agreement (i) having a material adverse effect on any Investor Member shall require the written consent of at least 66.6% of the Investor Members, or (ii) any amendment required by law to be consented to by the Members shall require the consent set forth pursuant to such applicable law.

ARTICLE 15
CONSENTS, VOTING AND MEETINGS

15.1 Method of Giving Consent. Any Consent required by this Agreement may be given by a written Consent of the consenting Member, which written consent may be provided via electronic signatures (e.g. DocuSign) and received by the Managing Member at or prior to the doing of the act or thing for which the Consent is solicited.

15.2 Submissions to Investor Member. The Managing Member shall give each Investor Member, as applicable, Notice of any proposal or other matter required by any provision of this Agreement or by law to be submitted for consideration and approval of such Investor Member. Such Notice shall include any information required by the relevant provision or by law.

ARTICLE 16
GENERAL PROVISIONS

16.1 Burden and Benefit. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective parties hereto.

16.2 Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York.

16.3 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

16.4 Separability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purposes of this Agreement is determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those provisions of this Agreement which are valid.

16.5 Entire Agreement. This Agreement and the documents referred to herein set forth all (and is intended by all parties to be an integration of all) of the representations, promises, agreements and understandings among the parties hereto with respect to the Company, the Company business and the property of the Company, and there are no representations, promises, agreements or understandings, oral or written, express or implied, among them other than as set forth or incorporated herein or therein.

16.6 Liability of the Investor Members. Notwithstanding anything to the contrary contained herein, neither any Investor Member nor any of its partners, general or limited, or members shall have any personal liability to any of the parties to this Agreement with regard to the representations and covenants extended, or the obligations undertaken, by the Investor Members under this Agreement. In the event that any Investor Member shall be in default under any of the terms of this Agreement, the sole recourse of any party hereto for any indebtedness due hereunder, or for any damages resulting from any such default by such Investor Member, shall be against the capital contributions of such Investor Member allocated to, and remaining for investment in, the Company; provided however, that under no circumstances shall the liability of any Investor Member for any such default be in excess of the amount of such Investor Member's Capital Contribution that is unpaid at the time of such default.

16.7 Notices.

(a) Any and all notices, consents, approvals and other communications required or permitted under this Agreement (each, a "Notice") shall be deemed adequately given only if in writing delivered either in hand, by mail or by expedited commercial carrier which provides evidence of delivery or refusal, addressed to the recipient, postage prepaid and certified or registered with return receipt requested, if by mail, or with all freight charges prepaid, if by commercial carrier. All notices and other communications shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal. All such notices and other communications shall be addressed to the Members at their respective addresses set forth below or at such other addresses as any of them may designate by notice to the other Members.

(b) Any Notice required by the provisions of this Agreement to be given to each Investor Member shall be addressed in the manner set forth in such Investor Member's Investment Agreement. Provided, however, that if the Investor Member's address for notice changes, such Investor Member shall be responsible to inform Managing Member of any such change, which

Managing Member shall cause to be reflected in the Registry of Shares, following which time any such notice shall be delivered to such address set forth in the Registry of Shares.

(c) Any Notice required by the provisions of this Agreement to be given to the Company or the Managing Member shall be addressed as follows:

HAF Hudson MM LLC
89 Lexington Avenue
Albany, NY 12207
Attn: Pamela Howard

With a copy to:

Yots Law Firm P.C.
221 Bedford Avenue
Buffalo, NY 14216
Attn: Richard Rogers, Esq.

16.8 Legal Fees. In the event an action, suit or proceeding is commenced by one Member against the other in connection with this Agreement and/or the transaction contemplated hereby, the non-prevailing Member shall be required to reimburse the prevailing Member for all legal fees, costs and expenses incurred by the prevailing Member in connection therewith.

16.9 Rights and Remedies.

(a) Unless otherwise specifically provided herein, the rights and remedies of any of the parties hereunder shall not be mutually exclusive, and the exercise of one or more of the provisions hereof shall not preclude the exercise of any other provisions hereof. Each of the parties confirms that damages at law may be an inadequate remedy for breach or threat of breach of any provisions hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction, or other equitable remedy, but nothing herein contained is intended to limit or affect any rights at law or by statute or otherwise of any party aggrieved as against the other parties for a breach or threat of breach of any provision hereof, it being the intention by this paragraph to make clear that under this Agreement the respective rights and obligations of the Members shall be enforceable in equity as well as at law or otherwise.

(b) To the extent permitted by law, each Member hereby irrevocably:

(i) consents to any suit, action, or proceeding with respect to this Agreement being, if brought by each Investor Member, brought in any court of competent jurisdiction located in the State, as each Investor Member may elect and, if brought by the Managing Member, brought in any court of competent jurisdiction located in the State as the Managing Member may elect;

(ii) waives any objection that it may have now or hereafter to the venue of any such suit, action or proceeding in any such court and any claim that any of the foregoing have been brought in any inconvenient forum;

(iii) (a) acknowledges the competence of any such court, (b) submits to the nonexclusive jurisdiction of any such court in any such suit, action or proceeding, and (c) agrees that the final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon it and may be enforced in any court to the jurisdiction of which it is or may be subject by a suit upon such judgment, a certified copy of which shall be conclusive evidence of its liability;

(iv) agrees that service of process in any suit, action or proceeding brought in any such court may be made at its address set forth in Section 16.7, or such other address designated by it pursuant to the terms of Section 16.7;

(v) waives all claims of error by reason of any service effected in accordance with the provisions of subparagraph (iv) above and agrees that such service shall in every respect effect service upon it in any suit, action or proceeding and shall be taken and held to be valid personal service upon or personal delivery to it, to the fullest extent permitted by law; and

(vi) waives trial by jury in any action related to this Agreement.

16.10 Intentionally Omitted.

16.11 IRS Safe Harbor. Section 4 of the IRS Safe Harbor sets forth a "Safe Harbor" that applies in the case of a partnership that validly claims Federal Historic Tax Credits (a "Partnership"). Pursuant to the IRS Safe Harbor, the IRS will not challenge a Partnership's allocations of validly claimed Federal Historic Tax Credits if the Partnership and its partners satisfy the IRS Safe Harbor. The Guarantor, the Managing Member, each Investor Member and the Company each intends to satisfy each of the requirements of the IRS Safe Harbor, including, without limitation, the prohibition of "Impermissible Guarantees" (as defined in the IRS Safe Harbor), and further intend that Investor Member constitute an 'Investor' and that the Company constitute a 'Partnership' as those terms are defined pursuant to the IRS Safe Harbor. Accordingly, the various guarantees provided for in this Agreement are intended to be "unfunded guarantees" (as described in Section .05(1)(c) of the Safe Harbor) and shall be interpreted and treated as such. The parties hereto affirm and direct that any ambiguity in the meaning of any provision of this Agreement shall be resolved in favor of an interpretation that would comply with the requirements of the IRS Safe Harbor, including without limitation, that the provisions set forth herein do not constitute Impermissible Guarantees.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have set their signatures to this Operating Agreement as of the date first written above.

MANAGING MEMBER:

HAF HUDSON MM LLC,
a New York limited liability company

By: Historic Albany Foundation, Inc.,
a New York not-for-profit corporation
Its: Managing Member

By: ______________________
Name: Pamela Howard
Title: Authorized Signatory

EXHIBIT A

Registry of Shares

Name & Address	Capital Contribution	Percentage Interests Prior to Transition Date	Percentage Interests Post Transition Date
HAF Hudson MM LLC	2,461,319		90.1%

[To Be Updated by Managing Member at completion of the Offering.]

Exhibit C

Investment Agreement

HAF HOLDINGS II, LLC

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into on_________________, by and between HAF Holdings II, LLC, a New York limited liability company (the "Company") and _________ _________________ ("Purchaser").

Background

Purchaser wishes to purchase securities issued by the Company through www.Commonowner.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments or the Company's Amended & Restated Operating Agreement, all available at the Site. In this Investment Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of Securities**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a limited liability company interest denominated as _______________________ Investor Member "Percentage Interests" for ______________________________ the "Percentage Interests." Your Percentage Interests have been calculated on the basis of your amount invested, divided by $954.760 the resulting ratio is your Percentage Interest of the total ninety-nine percent (99%) of the Company Interests available to the Investor Members. Your Percentage Interest will be documented on the Company's Registry of Shares, which you can request from the Managing Member at any time.

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Site. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Transition Date.** You expressly acknowledge and agree that you understand that after the Transition Date (as defined in the Amended & Restated Operating Agreement of the Company) your Percentage Interests will be automatically reduced to ten percent (10%) of the amount initially received pursuant to Section 2 of this Agreement. Your share of allocation of profits and losses and distributions of Cash Flow and Capital Proceeds will similarly be reduced. You expressly

indemnify and hold harmless the Company against any claim by you against the Company or its Managing Member as a result of such reduction in your Percentage Interest.

6. **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All the information you have given to us, whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read and understand the Disclosure Document and all of its Exhibits, including the Amended & Restated Operating Agreement of the Company.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials at the Site and in the Disclosure Document.

6.4. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.5. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company through the communications channels on the Site. All your questions have been answered to your satisfaction.

6.6. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.7. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.8. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.9. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Shares.

6.10. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.11. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or “distribute” them.

6.12. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any “anti-money laundering” laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.13. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.14. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.15. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.16. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.17. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.18. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Materials.

6.19. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.20. **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

6.21. **Non-U.S. Investors**. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

6.22. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.22.1. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.22.2. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.23. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.23.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.23.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.23.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.23.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.23.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Materials, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.23.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the principal amount outstanding.

8. **Execution of Amended & Restated Operating Agreement**. By signing this Investment Agreement you are also signing the Amended & Restated Operating Agreement, just as if you had signed a paper copy of the Amended & Restated Operating Agreement in blue ink.

9. **Governing Law**. Your relationship with us shall be governed by New York law, without taking into account principles of conflicts of law.

10. **Arbitration**.

10.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the

claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Amended & Restated Operating Agreement will be handled in the manner described in the Amended & Restated Operating Agreement.

10.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Buffalo, New York unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

10.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

10.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

10.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at cmacri@historic-albany.org with a copy to Team@commonowner.com. We will contact you by email at the email address you provided at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a “safe sender” so our emails do not get trapped in your spam filter.

13. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU

TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

15. **Miscellaneous Provisions**.

15.1. **No Transfer**. You may not transfer your rights or obligations.

15.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4. **No Other Agreements**. This Investment Agreement is the only agreements between us relating to your purchase of Shares.

15.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

____
Signature

____
Second Signature (Joint Accounts Only)

____
Name and Title (Entity Investors Only)

ACCEPTED

HAF Holdings II, LLC
A New York limited liability company

By: HAF Hudson MM LLC
As Managing Member

By: ______________________________
Name: Pamela Howard
Title: Authorized Person

Exhibit D

Lease Agreement

LEASE AGREEMENT

by and between

HAF HOLDINGS II, LLC,
a New York limited liability company
(as Landlord)

and

HISTORIC ALBANY FOUNDATION, INC.
a New York not-for-profit corporation
(as Tenant)

March 31, 2023

LEASE AGREEMENT

THIS LEASE AGREEMENT (this "**Lease**") is made and entered into as of March 31, 2023 by and between HISTORIC ALBANY FOUNDATION, INC., a New York not-for-profit corporation (the "**Tenant**"), and HAF HOLDINGS II, LLC, a New York limited liability company (the "**Landlord**").

RECITALS

WHEREAS, the Landlord has a 60 year leasehold interest in certain land more particularly described in Exhibit A attached hereto (the "**Land"**), together with the building thereon known as the "Van Ostrande–Radliff House" (the "**Building**") which includes a mix of office and a tool library, located at 48 Hudson Avenue, Albany, New York (Landlord's leasehold interest in the Land, the Building and all appurtenances, easements, rights of way and other rights belonging to or in any way pertaining thereto, collectively being the "**Property**");

WHEREAS, the Tenant intends to lease the Property in its entirety (the "**Premises**") from the Landlord pursuant to the terms hereof, and to hold and maintain the Premises;

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Landlord and the Tenant hereby agree as follows:

ARTICLE 1

DEFINED TERMS

In addition to the defined terms set forth above in the Recitals to this Lease, the following defined terms used herein shall have the meanings specified below:

"**Bankruptcy**" or "**Bankrupt**" as to any Person means the filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code of 1978 or like provision of law (except if such petition is contested by such Person and has been dismissed within 60 days); insolvency of such Person as finally determined by a court proceeding; filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within 60 days.

"**Bankruptcy Code**" shall mean Title 11 of the United States Code.

"**Building**" has the meaning set forth in the Recitals.

“Capital Lease” means the 60-year leasehold interest the Landlord has in the Land.

“**Charges**” has the meaning set forth in Section 5.1.

“**Code**” means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision or provisions of prior or succeeding law.

“**Commencement Date**” means the date that the Premises is ready and available for occupancy as evidenced by a certificate of occupancy, but no earlier than January 1, 2024.

“**Commercial Sublease**” means any sublease, license, use agreement or other agreement with the Tenant, as landlord, for the use or occupancy of any portion of the Premises.

“**Condemnation Award**” means the aggregate amount of any condemnation award or awards payable with respect to a Taking, whether by agreement or pursuant to a judgment or otherwise, including consequential damages, with any interest on such amount, net of any unreimbursed costs and expenses of collecting the same.

“**Consent**” means prior written consent or approval, as the context may require, to do the act or thing for which the consent is solicited.

“**Debt Service**” means all debt service payments allocable to the Premises which are required to be paid by the Lender.

“**Designated Prime Rate**” means the prime commercial rate of interest as published from time to time in The Wall Street Journal, or such other source as the parties may agree, adjusted as such rate adjusts.

“**Environmental Laws**” means the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq., and/or the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and the applicable provisions of applicable New York statutes, each as amended from time to time and any other federal, state, or local statute, code, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, writ, judicial decision, common law rule, decree, agency interpretation, injunction or other authorization or requirement whenever promulgated, issued, or modified, including the requirement to register underground storage tanks, relating to:

(i) emissions, discharges, spills, releases, or threatened release of pollutants, contaminants, Hazardous Substances (as hereinafter defined), materials containing Hazardous Substances, or hazardous or toxic materials or wastes into ambient air, surface water, groundwater, watercourses, publicly or privately owned treatment works, drains, sewer systems, wetlands, septic systems or onto land; or

(ii) the use, treatment, storage, disposal, handling, manufacturing, transportation, or shipment of Hazardous Substances, materials containing Hazardous Substances or hazardous and/or toxic wastes, material, products, or by-products (or of equipment or apparatus containing Hazardous Substances).

"**Event of Default**" has the meaning set forth in Section 10.1.

"**Force Majeure**" means acts of God, fire, storm, strikes, blackouts, labor disputes, riot or civil insurrection, terrorism, inability to obtain materials, equipment or labor, or unusual weather conditions.

"**Hazardous Substance**" means (i) hazardous materials, hazardous wastes, and hazardous substances as those terms are defined under any applicable Environmental Laws, (ii) petroleum and petroleum products including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) asbestos and/or any material which contains any hydrated mineral silicate, including but not limited to chrysolite, amosite, crocidolite, tremolite, anthophylite, and/or actinolite, whether friable or non-friable, (v) PCBs, or PCB-containing materials or fluids, (vi) radon, (vii) any other hazardous, radioactive, toxic, or noxious substance, materials, pollutant, or solid, liquid or gaseous waste, and (viii) any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, or remediation.

"**Insurance Proceeds**" means the proceeds obtained under any insurance policy the Tenant maintains with respect to the Property, net of the unreimbursed costs and expenses incurred in the collection of such proceeds.

"**Landlord's Percentage**" has the meaning set forth in Section 8.2(e).

"**Lease Year**" means, in the case of the first lease year, the period from the Commencement Date through December 31st of the year which includes the Commencement Date; thereafter, each successive twelve-calendar month period following the expiration of the first lease year of the Term; except that in the event of the termination of this Lease on any day other than the last day of the last Lease Year then such Lease Year shall be the period commencing with the day following the end of the preceding Lease Year through and including the date of termination.

"**Leasehold Interest Value**" has the meaning set forth in Section 8.2(e).

"**Legal Requirements**" shall mean all laws, statutes, ordinances, orders, rules, regulations and requirements of all federal, state and local governmental or quasi-governmental entities, subdivisions, agencies, authorities or instrumentalities and the appropriate officers, departments, and boards thereof applicable to the Property.

"**Lender**" shall mean Community Loan Fund of the Capital Region, a New York not-for-profit corporation, and any person or entity providing financing for the construction, development and or operation of the Premises.

"Loan Documents" means, collectively, that certain Loan Agreement by and between Tenant and Lender together with any related documents given by Tenant to Lender in connection with or as security for the loans referenced thereby.

"**Notice**" means a written notice containing the information required by this Lease to be communicated to the Landlord or the Tenant, as the case may be, and addressed and delivered in accordance with the provisions of Section 13.9 of this Lease.

"**Operating Expenses**" mean all expenses of operation of the Premises including without limitation, costs of utilities, maintenance, repairs and necessary replacements, real estate taxes, insurance premiums, professional and management fees, miscellaneous expenses, and any deposit to cash reserves for working capital, capital expenditures, repairs, replacements and anticipated expenditures, in such amounts as may be required to enable the Tenant to perform its obligations under this Lease.

"**Operating Revenue**" means all of the rents, royalties, issues, profits, revenues, earnings, income and other benefits of the Premises, or arising from the use or enjoyment of the Premises, including all such amounts paid under or arising from any sublease and all fees, charges, accounts or other payments for the use or occupancy of units or other facilities within the Property, including proceeds of any and all policies of insurance covering the Property or any part thereof, including all returned and unearned premiums with respect to any insurance relating to such Property, in each case whether now or hereafter existing or arising.

"**Permitted Encumbrances**" means the encumbrances and exceptions set forth in the leasehold title policy issued by Old Republic Title Insurance Company naming the Landlord insured as of the date hereof.

"**Premises**" has the meaning given such term in the Recitals.

"**Project**" means the construction and development of the Property and any other improvement activities with respect to the Property.

"**Property**" has the meaning given such term in the Recitals.

"**Property Documents**" means this Lease.

"**Rent**" has the meaning set forth in Section 4.1.

"**Repairs**" means all necessary or customary maintenance, replacements, and renewals, made in the ordinary course of the operation of the Property, both interior and exterior, ordinary and extraordinary, foreseen and unforeseen, of every nature, kind and description.

"**Residual Value**" has the meaning set forth in Section 8.2(e).

"**Taking**" means any taking of the title to, access to, or use of all or any part of the Property and/or the Building, or any interest therein or right accruing thereto, as a result of

the exercise of the right of condemnation or eminent domain affecting the Property or any part thereof. A conveyance in lieu of or in anticipation of the exercise of any such right of condemnation or eminent domain shall be considered a Taking. Any such Taking shall be deemed to have occurred upon the earlier to occur of (a) the date on which the property, right or interest so taken must be surrendered to the condemning authority, or (b) the date title vested in a condemning authority or other party pursuant to any Taking. A Taking may be total or partial, permanent or temporary.

"**Temporary Taking**" means a Taking that does not extend beyond the Term, so that Landlord's reversionary interest hereunder is unaffected by such Taking.

"**Tenant's Percentage**" has the meaning set forth in Section 8.2(e).

"**Tenant's Personal Property**" shall mean any personal property owned by the Tenant and located upon or used by the Tenant in connection with the Property, including without limitation (to the extent owned by the Tenant):

(i) any fixtures and other tangible personal property owned by the Tenant and located at or on or intended to be used in connection with the Property; all articles of personal property now or hereafter attached to or intended to be used in or about or in connection with the Property; and all renewals or replacements thereof or articles in substitution therefor, whether or not the same are or shall be attached to the Property;

(ii) all contracts, contract rights, accounts, warranties, and agreements, including rights to return of deposits, prepaid premiums or other payments; receivables, rents, chattel paper and instruments, property rights, trade names, plans and specifications, permits, approvals and general intangibles and all other choices in action now or hereafter existing with respect to the Tenant's interest in the Premises, and all proceeds from the foregoing;

(iii) all insurance proceeds, including interest, payable to the Tenant in connection with any damage or loss to the Premises; all eminent domain awards made with respect to the Tenant's interest in the Premises; and

(iv) all books and records maintained by the Tenant and relating to the operation of the Property.

"**Term**" means the term of this Lease commencing on the Commencement Date and ending on the day preceding the nineteenth (19th) anniversary of the date of the Commencement Date, unless sooner terminated as provided for herein.

"**Utility Charges**" has the meaning set forth in Section 5.3.

ARTICLE 2

PROPERTY, TERM AND SUBORDINATION

Section 2.1 Premises. The Landlord hereby leases and demises to the Tenant, and the Tenant hereby leases from the Landlord, subject to and with the benefit of the terms, covenants, conditions and provisions of this Lease, the Premises.

Section 2.2 Term. The Property is hereby leased unto the Tenant and its successors and assigns for the Term. In the event of any early termination of the Term, the Landlord and the Tenant agree to execute and deliver, in form suitable for recording, a revised memorandum of lease reflecting such termination, if applicable.

Section 2.3 Delivery; Title. The Landlord shall deliver possession of the Property to the Tenant on the Commencement Date, in the same condition as it now is (subject, however, to the provisions of Article 7 hereof), and the Tenant shall hold its leasehold interest in the Premises free of all title defects and encumbrances caused by the Landlord except the Permitted Encumbrances. Prior to the Commencement date the Tenant shall have no obligation to perform any of the obligations under this Lease, including the payment of Rent.

Section 2.4 Subordination. Tenant hereby acknowledges and agrees that this Lease and any extensions, renewals, replacements or modifications of this Lease and all of Tenant's rights, title and interest under this Lease and any other rights of Tenant in and to the Premises are and shall at all times be subject and subordinate to the Capital Lease and to all of the terms and conditions contained in the Capital Lease . Tenant further agrees that if the interests of Landlord shall be transferred to and owned by Lender by reason of foreclosure or other proceedings brought by Lender or any other manner, or shall be conveyed thereafter by Lender or shall be conveyed pursuant to a foreclosure sale of the Premises, neither Lender nor any such purchaser at a foreclosure sale be bound by this Lease (or any extensions, renewals, replacements or modifications thereof). As used herein, the words "foreclosure" and "foreclosure sale" shall be deemed to include the acquisition of Landlord's estate to the Premises by voluntary deed or assignment in lieu of foreclosure and the word "Lender" shall be deemed to include Lender and any of its successors, participants and assigns, including anyone who shall have succeeded to Landlord's interest in the Premises by, through or under foreclosure.

Section 2.5 Intentionally omitted.

Section 2.6 Intentionally omitted.

Section 2.7 Notice to Lender; Right to Cure. So long as any Lender shall hold a lien on the Property, the Tenant (with respect to any Lender of which it has Notice) and the Landlord each agrees, simultaneously with the giving of each Notice of default hereunder, to give a duplicate copy thereof to such Lender as provided in the notice provisions of the Loan Documents.

ARTICLE 3

Reserved.

ARTICLE 4

RENT

Section 4.1 Base Rent. Tenant will pay Landlord base rent in exchange for the Tenant's use of the Premises during the Term in an amount equal to the amounts set forth on Exhibit C, attached hereto, payable on the first Business Day of each month, prorated based on the number of days for any partial month, commencing on the Commencement Date, payable in equal monthly installments ("Base Rent").

Section 4.2 Additional Rent. Tenant shall pay as additional rent an amount equal to Landlord's actual Operating Expenses, including real property taxes and utilities attributable to the Premises pursuant to Article 5 (the "Occupancy Costs"). At the end of each quarter, and at the end of every lease quarter thereafter, Landlord will submit a notice to Tenant indicating the Occupancy Costs for the prior quarter. Tenant shall reimburse Landlord for such Occupancy Costs within fifteen (15) days of receipt of such notice.

Section 4.3 Reserved.

Section 4.4 Reserved.

ARTICLE 5

TAXES AND OPERATING EXPENSES

Section 5.1 Operating Expenses Generally. The Tenant covenants and agrees to pay a pro rata share of all Repairs, liens, insurance, and all other Operating Expenses, if any, associated with the Property and or the Premises as applicable, which are due and payable during the Term hereof; provided, however, that nothing in this Lease shall obligate the Tenant to pay any portion of any income tax, capital levy, estate, succession, inheritance, transfer or similar taxes of the Landlord or any franchise tax imposed upon the Landlord or any income, profits or revenue tax, assessment or charge imposed upon the Lease Payment or any other payment or other benefit received by the Landlord under this Lease by any governmental authority (collectively, the "**Charges**"). The pro rata share shall be the proportionate share of the Premises square footage compared against the Building's total square footage.

Taxes payable shall include, without limitation, all general real property taxes and general, payments in lieu of taxes, special and area-wide assessments, charges, fees, assessments for transit, police, fire or other governmental services or purported benefits to the Property and or Premises, as applicable, service payments in lieu of or in addition to real estate taxes, and, exclusive of any Charges, any tax, fee or excise on the act of entering into this Lease or on the use or occupancy of the Property or any part thereof or on the rent payable under this Lease or in connection with the business of renting the Property, that

may be now or may hereafter be levied or assessed against the Property or the Landlord by the United States of America, the State of New York , the City of Albany, or any political subdivision or other political or public entity. Should any governmental agency or political subdivision impose any taxes and/or assessments, whether or not now customary or within the contemplation of the parties hereto, either by way of substitution for taxes and assessments presently levied and assessed against the real estate as well as the improvements thereon, or in addition thereto, including, without limitation, any taxes based upon the rentals received by the Landlord hereunder exclusive of Charges, such taxes and/or assessments shall be deemed to constitute a tax for the purpose of this Section 5 and shall be paid by the Tenant. Taxes payable by the Tenant hereunder shall also include all reasonable costs incurred in connection with proceedings to contest, determine or reduce any such taxes, charges or assessments and the Landlord hereby agrees to cooperate at the Tenant's cost in all such matters. The Tenant shall furnish to the Landlord a "paid" receipt respecting any tax bill or other evidence of the payment of such taxes, assessments and charges prior to the delinquency date thereof. The Tenant's obligations under this Section 5 shall survive the expiration or earlier termination of this Lease respecting taxes accrued prior thereto. If any impositions paid by the Tenant relating to the Property are subsequently refunded, rebated or credited by the tax authorities and such refund, rebate or credit goes to the Landlord, the Landlord shall either, in its discretion, promptly refund such amounts to the Tenant or provide the Tenant with a credit against future rent next becoming due in an amount equal to any such refund, rebate or credit.

The Tenant will furnish to the Landlord, upon request, a proof of payment of all items referred to in this Section 5.1, including, without limitation, proof of payment of any Impositions and proof of payment of insurance premiums promptly after demand therefore.

Tenant and Landlord acknowledge and agree that it is the intent and expectation of the parties that the project qualify for a real property tax exemption pursuant to NYS Real Property Tax Law § 420-a and agree to cooperate to obtain and maintain such exemption.

Section 5.2 Reserved.

Section 5.3 Utilities. The Tenant shall pay or cause to be paid all charges for water, gas, sewer, electricity, light, heat or power, telephone or other service used, rendered or supplied to the Tenant in connection with the Premises ("**Utility Charges**") and shall not contract for the same in the Landlord's name.

Section 5.4 Other. The Tenant covenants to pay and discharge, when the same shall become due, all other amounts, liabilities and obligations which the Tenant assumes or agrees to pay or discharge pursuant to this Lease, together with every fine, penalty, interest and cost which may be added for nonpayment or late payment thereof and which payment the Tenant has failed to make when due.

ARTICLE 6

INDEMNITY AND LIENS

Section 6.1 Repairs to the Property. At its sole cost and expense throughout the Term, the Tenant shall (a) take good care of the Property; (b) keep the same in good order and condition; and (c) make and perform all Repairs. The necessity for or adequacy of Repairs shall be measured by the standards which are appropriate for improvements of similar construction and class, provided that the Tenant shall in any event make all Repairs reasonably necessary to avoid any structural damage or other damage or injury to the Building.

Except as otherwise provided herein, the Landlord shall not be required to furnish any services or facilities or to make any Repairs in, about or to the Property or any improvements hereafter erected thereon. The Tenant hereby assumes the full and sole responsibility for the condition, operation, repair and management of the Property hereafter erected thereon.

The Tenant shall not do or suffer any waste or damage, disfigurement or injury to the Property, or to the fixtures or equipment therein, or permit or suffer any overloading of the floors or other use of the improvements that would place an undue stress on the same or any portion thereof beyond that for which the same was designed.

Section 6.2 Alterations. Except for Repairs the Tenant shall not, without the Consent of the Landlord (which shall not be unreasonably withheld, delayed or conditioned), and subject to the terms of any Loan Documents, make any alterations, additions or improvements to the Property which shall cost more than Fifty Thousand Dollars ($50,000) per occurrence or which are structural in nature or affect the Building's systems or that would in any way cause any portion of the Property to violate the Secretary of the Interior's Standards for Rehabilitation as set forth in 36 CFR Part 67 or to otherwise jeopardize the eligibility of Landlord and its members to claim federal historic rehabilitation tax credits pursuant to section 47 of the Internal Revenue Code of 1986, as amended, and New York State historic rehabilitation tax credits pursuant to New York Tax Law Section 210-B-26 and Section 606(oo). Any such Tenant work and all such tenant improvements (i) must be completed in a good and workmanlike manner, with new first-class materials and equipment, and in conformity with all applicable Legal Requirements, and (ii) shall not violate the Loan Documents. Any and all buildings, fixtures and improvements placed in, on, or upon the Property by Tenant shall vest in the Tenant until the expiration or earlier termination of the Term of this Lease, at which time said buildings, fixtures and improvements shall vest in the Landlord, subject to the rights of the Tenant in the Tenant's personal property.

Before commencement of any work for which the Landlord's Consent is required, the Tenant shall furnish to the Landlord for approval plans and specifications, names and addresses of contractors, copies of contracts, necessary permits and licenses, and instruments of indemnification against any and all claims, costs, expenses, damages and

liabilities which may arise in connection with such work, all in such form, substance and amount as may be reasonably satisfactory to the Landlord.

In addition, for any work which shall cost, in any one occurrence, in excess of Fifty Thousand Dollars ($50,000) (the "**Additional Work**"), prior to commencement of any such Additional Work or delivery of any materials into the Property, the Landlord shall have the right to approve material contracts entered into by the Tenant with respect to the Property, which approval shall not be unreasonably withheld, conditioned or delayed. Except as otherwise provided in Section 7.7, the Tenant shall make, or cause to be made, prompt payment of all monies due and legally owing to all persons, firms and corporations doing any work, furnishing any materials or supplies or renting any equipment to the Tenant or any of its contractors or subcontractors in connection with the reconstruction, furnishing, repair, or operation of the Property, and in all events will bond or cause to be bonded, with surety companies reasonably satisfactory to the Landlord, or pay or cause to be paid in full forthwith, any mechanic's, materialmen's or other lien or encumbrance that arises, whether due to the actions of the Tenant or any person under the control of the Tenant, against the Property.

The Tenant shall have the right to contest any such lien or encumbrance by appropriate proceedings which shall prevent the collection of or other realization upon to satisfy the same, provided that such contest shall not subject the Landlord to the risk of any criminal liability or civil penalty, and provided further that the Tenant shall give the Landlord such other reasonable security as may be requested by the Landlord to insure payment of such lien or encumbrance and to prevent any sale or forfeiture of the Property by reason of such nonpayment, and the Tenant hereby indemnifies the Landlord for any such liability or penalty. Upon the termination after final appeal of any proceeding relating to any amount contested pursuant to this Section 6.2, the Tenant shall immediately pay any amount determined in such proceeding to be due, and in the event the Tenant fails to make such payment, the Landlord shall have the right after giving ten (10) days Notice to the Tenant to make any such payment on behalf of the Tenant and charge the Tenant therefor.

ARTICLE 7

USE AND ASSIGNMENT

Section 7.1 Use. The Tenant shall have the right to use the Premises as a commercial office space, educational space, and tool library; and related accessory uses. The Tenant shall not use any Hazardous Substances, except to the extent reasonable or appropriate in connection with the lawful use of the Property in the ordinary course of the Tenant's business, and the Tenant shall comply with all Environmental Laws in connection with such use. Each sublease or other rental agreement entered into by the Tenant shall comply with all applicable governmental requirements and contractual obligations of the Tenant and of the Landlord. Other than the Commercial Subleases, Tenant shall not enter into any lease, sublease or other agreement for the use of the Premises. Tenant shall not enter into any "disqualified lease", or take or consent to any action that would result in the Premises being treated as "tax-exempt use property" as such terms are defined pursuant to Section 168(h) of the Code.

Section 7.2 Transfer or Assignment. The Tenant shall have the right, to sublease the Property or spaces therein, without the Landlord's approval; provided, however, that (a) all subleases shall (i) intentionally omitted, (ii) by their terms be subordinate to the Mortgage and the Capital Lease, and the lessee under each sublease shall agree to attorn to Lender, its successors and assigns (iii) require the subtenant to comply with the provisions of Section 7.3, and (iv) not constitute a "disqualified lease" pursuant to Section 168(h) of the Code, cause all or any portion of the property to be treated as tax-exempt use property" (as defined pursuant to Section 168(h) of the Code), or otherwise result in the recapture, disallowance, or reduction of federal historic rehabilitation tax credits pursuant to Section 47 of the Code or New York historic rehabilitation tax credits pursuant to New York Tax Law Section 210-B-26 available to Landlord and its members, and (b) a copy of each executed Commercial Sublease shall be supplied upon request to the Landlord. The Tenant may not sell or assign or encumber its interest in, to and under this Lease without the Consent of the Landlord, which Consent may be withheld by the Landlord, in its reasonable discretion. The Tenant shall comply with the requirements of any Lender, including but not limited to the requirements set forth in the Loan Documents.

Section 7.3 Compliance with Law. The Tenant shall, at its expense, perform all its activities on the Property to be in compliance with the Legal Requirements, as the same may be administered by authorized governmental officials, and, to the extent that it should fail to do so beyond any applicable grace or cure period, the Landlord shall have the right to cause such compliance and the amount expended or advanced on behalf of the Tenant by the Landlord on account thereof shall constitute an Imposition.

Section 7.4 Mechanics' Liens. The Landlord and the Tenant shall use reasonable efforts throughout the Term hereof to prevent any mechanic's liens or other liens for their respective work, labor, services or materials from being filed or recorded against the Property or any portion thereof; in the event that any such lien shall be filed, the party that commissioned the work, labor, services or materials in question, shall bond over or procure the release or discharge thereof within forty-five (45) days either by payment or in such other manner as may be prescribed by law, and shall hold the other party harmless from and indemnified against any loss or damage related thereto.

Section 7.5 Surrender of Property. At the termination of this Lease or any portion thereof, the Tenant shall peaceably leave, quit and surrender the Property, or the portion thereof so terminated, and the Tenant's right, title and interest in all subleases, subject to the rights of subtenants in possession, provided that such subtenants are not in default under their subleases and shall attorn to the Landlord as its lessor. Upon such termination, the Property, or portion thereof so terminated, and the Tenant's right, title and interest in all subleases shall become the sole property of the Landlord at no cost to the Landlord and shall be free of all liens and encumbrances and in the condition required by the terms of this Lease, and, in the event of a casualty, shall be subject to the provisions of Article 8 hereof. The Tenant shall execute and deliver from time to time, promptly after written request by the Lender, any instrument, agreement or document and shall take such other action as may be necessary or desirable in the reasonable opinion of Lender to effectuate the purposes of this section.

Section 7.6 Easements; Annexation. The Landlord agrees that it shall not unreasonably withhold or delay its Consent, and shall join with the Tenant from time to time during the Term in the granting of easements affecting the Property which are for the purpose of providing utility services for the Building. As a condition precedent to the exercise by the Tenant of any of the powers granted to the Tenant in this Section, the Tenant shall give Notice to the Landlord of the action to be taken, shall certify to the Landlord, that in the Tenant's opinion such action will not adversely affect either the value or the use of the Property or the Building, and shall deliver all instruments required of the Tenant by any holder of a Mortgage.

Section 7.7 Reserved.

Section 7.8 Reserved

ARTICLE 8

INSURANCE AND CASUALTY; CONDEMNATION

Section 8.1 Insurance and Casualty.

(a) From and after the Commencement Date, the Tenant shall procure and maintain policies of insurance, including, without limitation, casualty and rental interruption insurance for the Property, at its sole cost and expense, during the entire term of this Lease with terms and coverages and companies reasonably satisfactory to the Landlord and with such increases in limits as the Landlord may from time to time reasonably request, including all insurance required under the Mortgage Loan Documents and/or under any property management agreement and the Commercial Subleases. Alternatively, the Landlord may cause such policies to be procured and maintained, and the Tenant shall reimburse the Landlord for the cost thereof, upon demand. If the Landlord provides policies of insurance, such policies shall be all risk coverage exclusive of footings and foundations.

(b) All policies of insurance required hereunder which insure against loss or damage to the Property shall provide that the proceeds thereof (or so much of such proceeds as pertain to loss or damage to the Property) shall be payable to the Landlord, and if the Landlord so requests, shall also be payable to any contract purchaser of the Property and any holder of a Mortgage, as the interest of such purchaser or holder of a Mortgage appears pursuant to a standard additional insured clause. The Tenant shall not, on Tenant's own initiative or pursuant to request or requirement of any third party, take out separate insurance concurrent in form or contributing in the event of loss with that required hereunder, unless the Landlord is included therein as an additional insured with loss payable as in this Section, provided the Tenant shall immediately notify the Landlord and any such holder of a Mortgage whenever any such separate insurance is taken out and shall deliver to the Landlord and any such holder of a Mortgage duplicate

originals thereof or original certificates evidencing the same with true copies of such insurance policies attached. All such policies of insurance shall provide that any loss shall be payable to the Landlord and any such holder of a Mortgage notwithstanding any act or omission of the Tenant which might otherwise result in a forfeiture or reduction of such insurance.

(c) Prior to the Commencement Date (unless the Landlord has elected to procure the policies of insurance as provided above), the Tenant shall furnish to the Landlord and any such holder of a Mortgage policies or certificates evidencing such coverage, which policies or certificates shall state that such insurance coverage may not be reduced, cancelled or not renewed without at least thirty (30) days' prior written notice to the Landlord, the Tenant and any such holder of a Mortgage (unless such cancellation is due to nonpayment of premium, and, in that case, only twenty (20) days' prior written notice shall be sufficient).

(d) Each insurance policy shall, to the extent obtainable, contain provisions that no act or negligence of the Tenant or any subtenant or occupant of the Property, or its or their contractors or subcontractors or their agents or employees which might otherwise result in a forfeiture of such insurance or any part thereof, shall in any way affect the validity or enforceability of such insurance insofar as the Landlord or any Mortgage is concerned.

(e) If the Tenant shall fail to maintain any such insurance required hereunder, the Landlord may, at the Landlord's election, after fifteen (15) days' written notice to the Tenant, procure the same, and the premium cost shall be Additional Rent, immediately due and payable, it being hereby expressly covenanted and agreed that payment by the Landlord of such premium shall not be deemed to waive or release the obligation of the Tenant to payment thereof or any of the Landlord's other rights hereunder.

(f) Insurance proceeds recovered by reason of destruction of the improvements on the Property shall be held in escrow, and such proceeds shall be used to repair and restore the improvements so damaged to substantially the same condition as existed immediately prior to the damage or destruction and substantially in accordance with the Property Documents other than leasehold improvements that are not covered by insurance. Notwithstanding anything to the contrary herein, Tenant shall cause the proceeds of any insurance policies to be applied to restore the Property as necessary to avoid the recapture of any federal historic rehabilitation tax credits or State of New York rehabilitation tax credits by the Landlord or any of its members. All rehabilitation work conducted hereunder shall be conducted in a manner that is consistent with the Secretary of the Interior's Standards for Rehabilitation. Any excess insurance proceeds may be applied first to the Landlord to cover any past due Rent and then the balance, if any, to the Tenant. Subject to the requirements of the Mortgage Loan Documents, if the insurance proceeds are insufficient to pay for the full cost of repair and restoration of the improvements, the Tenant shall deposit the deficiency with the Landlord within thirty (30) days of the payment of insurance

proceeds by the insurance carrier, and such sum shall be disbursed by the Landlord following disbursement of the insurance proceeds to pay for the completion of the repair and restoration.

Section 8.2 Condemnation.

(a) In the event the entire area of the Property shall be acquired by a Taking, and such Taking relates to the entire fee simple title to the Property, as well as to the right, title, and interest of the Tenant, the rights and obligations of the parties hereunder (except rights and obligations arising prior to such Taking and except rights and obligations provided in this Section) shall terminate as of the date of such Taking. The parties hereby agree that any condemnation award shall be apportioned as set forth in Section 8.2(e) hereof, and there shall be an abatement in the payment of Base Rent and other sums payable by the Tenant under the provisions of this Lease occurring after the date of the Taking.

(b) If there shall be a Taking of any portion of the Property less than the whole, and if Subsection 8.2(c) hereof does not apply, provided the subleases for the portion of the Property taken require an abatement or reduction in subrents, the Base Rent shall be reduced, as of the date of Taking, in the same proportion that the rentable square footage of the Property so taken compares to the total rentable square footage of the Property immediately prior to such Taking, and there shall be equitable apportionment of the condemnation award as set forth in Subsection 8.2(e) hereof. In the event of any such Taking described in this Subsection, the portion of the Property not so taken shall be restored to good condition, and the Tenant shall be responsible for restoration of the improvements to the extent of available proceeds.

(c) If there is a Taking of such a substantial portion of the Property (but less than all) such that it shall no longer be reasonably economical or practical because of such Taking for the Tenant to lease at least eighty percent (80%) of the Premises, then the Tenant shall have the right, at its option, of terminating this Lease by notice in writing to the Landlord within ninety (90) days after notice of such Taking, and in such event the Lease shall be terminated, except that there shall be an equitable apportionment of the condemnation award as set forth in Subsection 8.2(e) hereof.

(d) If there is a Taking of all or part of the right to possession and use of the Property, the Tenant shall be entitled to the portion of the award relating to such right to possession and use for the applicable portion of the term.

(e) In the event of any Taking, the net condemnation award (after deduction of all expenses, including fees of attorneys, appraisers, and expert witnesses) shall be paid as follows and in the following order of priority:

(i) To the Landlord, a sum equal to the product of the Condemnation Award multiplied by the Landlord's Percentage (as hereafter defined); and to the

Tenant, a sum equal to the product of the Condemnation Award multiplied by the Tenant's Percentage (as hereafter defined). For the purposes of the foregoing, the "**Landlord's Percentage**" shall equal the fair market value, at the time of the Taking, of the Landlord's interest in the Property computed as though it remained subject to this Lease for the remainder of the scheduled Term (the "**Residual Value**") divided by the sum of the Residual Value and the Leasehold Interest Value. The "**Leasehold Interest Value**" shall be the fair market value of the Leasehold Interest as of the date of the Taking (not including the Residual Value). "**Tenant's Percentage**" shall equal the Leasehold Interest Value divided by the sum of the Residual Value and the Leasehold Interest Value.

(f) Notwithstanding anything to the contrary contained herein, after payment pursuant to Section 8.2(e)(i), the Tenant shall be entitled to any award in respect of moving expenses and the cost or expense for the repair and removal of fixtures owned by the Tenant.

(g) The Tenant and any Lender shall have the right to intervene in any condemnation.

ARTICLE 9

CONDITION OF PROPERTY

Section 9.1 Condition; Title. The Property is demised and let in an "as is" condition as of the Commencement Date. The Property is demised and let to the Tenant subject to:

(a) zoning regulations, restrictions, rules, laws and ordinances now in effect or hereafter adopted by any governmental authority;

(b) use of the Property which is consistent with the terms of this Lease; and

(c) all Mortgages and Permitted Encumbrances.

Section 9.2 No Encumbrances. The Landlord covenants that it has good and marketable leasehold title to the Property, subject to Section 9.1, and that it has full right and lawful authority to enter into this Lease in accordance with the terms hereof and to grant the estate demised hereby. The Landlord further covenants that the Landlord has received no written notice and has no knowledge of the intention of any party holding an easement affecting the Property or any part thereof to expand the exercise of any such easement beyond the scope of the present exercise thereof (as by replacing, or expanding existing facilities, conduits (including underground or overhead wires, cables or pipes) or systems for sewers, water, electric, gas, cable and other utilities). To the best of the Landlord's knowledge, none of the Permitted Encumbrances has or will have a material adverse effect upon the operation of the Property.

Section 9.3 Quiet Enjoyment. The Landlord covenants that the Tenant, upon payment of all sums herein provided and upon performance and observance of all of its covenants herein contained, shall peaceably and quietly have, hold, occupy, use and enjoy and shall have the full, exclusive and unrestricted use and enjoyment of, all of the Property during the Term, subject only to the provisions of this Lease and all applicable Legal Requirements, including without limitation the use restrictions set forth in Section 7.1, the Mortgages and the Permitted Encumbrances. Notwithstanding the foregoing, the Landlord in person or through its agents, upon reasonable prior notice to the Tenant, subject to the rights of subtenants, shall have the right to enter upon the Property for purposes of reasonable inspections performed during reasonable business hours in order to assure compliance by the Tenant with its obligations under this Lease. The Landlord hereby agrees to indemnify the Tenant from any and all loss, damage, or claim of injury to person or property incurred by the Tenant as a result of any gross negligence, misfeasance, and/or malfeasance on the part of the Landlord, its employees, agents, or contractors in connection with such activities on the Property. The Landlord shall provide such insurance as may be required by any Lender with respect to any such activity to be undertaken on the Property by the Landlord.

Section 9.4 Environmental Indemnity. The Tenant covenants and agrees to indemnify, protect, defend (by counsel reasonably satisfactory to the Landlord), and save the Landlord, its employees, agents, managing member and members and any successor thereof, harmless against and from any and all claims, losses, damages, liabilities, fines, penalties, charges, administrative and judicial proceedings and orders, judgments, remedial action requirements, enforcement actions of any kind, and all costs and expenses incurred in connection therewith (including, without limitation, remediation costs, environmental assessment costs, governmental compliance costs, and reasonable attorneys' and experts' fees and disbursements), known or unknown, foreseen or unforeseen, which may at any time be imposed upon, incurred by or asserted or awarded against the Landlord, its employees, agents, managing member and members or the Property or any portion thereof and arising directly or indirectly, in whole or in part, from or out of any Hazardous Substances on, in, under or affecting all or any portion of the Property, (i) from and after the Commencement Date of this Lease, or (ii) which migrate off of the Property hereafter, except that any increase in scope or exacerbation of any such release or threat of release covered in clauses (i) and (ii) above is excluded from the foregoing indemnity if said increase in scope or exacerbation arises out of the Landlord's negligence or willful misconduct.

The Landlord covenants and agrees to indemnify, protect, defend (by counsel reasonably satisfactory to the Tenant), and save the Tenant, its employees, agents, member and any successor thereof, harmless against and from any and all claims, losses, damages, liabilities, fines, penalties, charges, administrative and judicial proceedings and orders, judgments, remedial action requirements, enforcement actions of any kind, and all costs and expenses incurred in connection therewith (including, without limitation, remediation costs, environmental assessment costs, governmental compliance costs, and reasonable attorneys' and experts' fees and disbursements), known or unknown, foreseen or unforeseen, which may at any time be imposed upon, incurred by or asserted or awarded against the Tenant, its employees, agents, members or the Property or any portion thereof

and arising directly or indirectly, in whole or in part, from or out of any Hazardous Substances on, in, under or affecting all or any portion of the Property, (i) which exist as of the date of this Lease, (ii) which exists in violation of the requirements of Subsection 7.7; or (iii) which migrate onto the Property hereafter from any other property owned by the Landlord, except that any increase in scope or exacerbation of any such release or threat of release covered above is excluded from the forgoing indemnity if said increase in scope or exacerbation arises out of the Tenant's negligence or willful misconduct.

Section 9.5 Representations and Warranties of Landlord. The Landlord hereby represents and warrants to the Tenant as follows as of the date hereof:

(a) Landlord has delivered to the Tenant copies of all material documents in its possession with respect to the acquisition, construction, financing, ownership, leasing, maintenance and operation of the Premises and the factual statements contained in such documents, taken as a whole, are not materially misleading in light of the circumstances under which they are made. Such documents have been furnished to the Tenant for the Tenant to rely upon in connection with the transactions contemplated by this Lease;

(b) The execution and delivery of this Lease and the performance of all acts heretofore or hereafter made or taken or to be made or taken, pertaining to the Landlord or the Property by the Landlord have been duly authorized by all necessary company or other action, and the consummation of any such transactions with or on behalf of the Landlord will not constitute a breach or violation of, or a default under, articles of organization or operating agreement or other governing documents of the Landlord or any agreement by which the Landlord or the Landlord's managing member is bound, nor constitute a violation of any law, administrative regulation or court decree;

(c) The Property is not subject to any pending or threatened Taking;

(d) The Property is not subject to any restrictions on use that would contravene any provision of this Lease;

(e) The Property will not be in violation of any law, ordinance, regulation or governmental requirement, including, without limitation, matters relating to zoning or use of the Property for its intended purposes, nor with respect to construction, fire protection, building code, health code, housing code, traffic, flood control or fire safety;

(f) All licenses, permits and authorizations necessary for the conduct of the Landlord's business as it is being conducted at the Property as of the date of this Lease have been issued and are in full force and effect, and the Landlord has not received any notice of any pending proceedings to change, re-zone or down-zone the existing zoning classifications as to any portion of the Property and the Landlord has no knowledge of the threat of any such action;

(g) No “common area” assessments or assessments for public improvements have been made against the Property which remain due and unpaid and all bills and claims for labor performed and services and materials furnished for the Property are or will be timely paid in full and the Property is or will be timely free from mechanic’s or materialman’s liens;

(h) The execution and delivery of this Lease, the incurrence of the obligations set forth in this Lease, and the consummation of the transactions contemplated by this Lease do not violate or conflict with any provision of any federal, state, municipal or local laws, ordinances, rules, regulations, requirements, or any order, judgment, decree, determination, or award of any court binding on either the Landlord or the Landlord’s members or manager, or their assets including the Property; nor do they conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice (which notice has not been furnished) under any agreement, contract, lease, license, instrument, or other arrangement to which either the Landlord or the Landlord’s managing member is a party or by which either is bound or to which any of its assets is subject;

(i) There is no delinquent tax or any actual or threatened assessment of deficiency or additional tax or other governmental charge or a basis for such a claim with respect to the Property. There are no tax liens on the Property other than liens for real property taxes that are not yet delinquent;

(j) reserved;

(k) At the time of commencement of construction, and as of the date hereof, the Land was and is properly zoned for the use contemplated herein, it has obtained all permits, consents, permissions and licenses required by all applicable governmental entities, for the operation of the Property (not obtained by the Tenant), and the Property conformed and conforms to all Legal Requirements; and

(l) All appropriate public utilities, including sanitary and storm sewers, water, gas and electricity, are currently or will be available to the Property and will be operating properly for all units in the Property at the time of first occupancy or such unit. The Property has direct access to a public street or highway and will have adequate parking to make it viable.

Section 9.6 Representations Warranties, and Covenants of Tenant. The Tenant hereby represents, warrants, and covenants to the Landlord as follows:

(a) The execution and delivery of this Lease, the incurrence of the obligations set forth in this Lease, and the consummation of the transactions contemplated by this Lease do not violate or conflict with any provision of any federal, state, municipal or local laws, ordinances, rules, regulations, requirements, or any order, judgment, decree, determination, or award of any court binding on the

Tenant or its general partners, managing member or manager, as applicable, or their respective assets including the Leasehold Interest; nor do they conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice (which notice has not been furnished) under any agreement, contract, lease, license, instrument, or other arrangement to which the Tenant is a party or by which it is bound or to which any of its assets is subject;

(b) No consent, authorization, approval or permit of or from, or notice to or filing with, any governmental body or any party to any contract, agreement or instrument to which the Tenant is a party or by which the Tenant is bound, is required for the execution, delivery or compliance with the terms of the Lease by the Tenant;

(c) In connection with the transactions contemplated hereby, the Tenant has not retained or incurred any obligation to any broker. The Tenant shall be solely responsible for and shall indemnify and hold the Landlord harmless from any amounts payable to any broker with respect to such transactions arising from a contractual relationship between such broker and the Tenant or otherwise arising from any dealing with the Tenant;

(d) The execution and delivery of this Lease and the performance of all acts heretofore or hereafter made or taken or to be made or taken, pertaining to the Tenant or the Property by the Tenant have been or will be duly authorized by all necessary company or other action, and the consummation of any such transactions with or on behalf of the Tenant will not constitute a breach or violation of, or a default under, the articles of organization or operating agreement or other governing documents of the Tenant or any agreement by which the Tenant or the Tenant's manager or managing member is bound, nor constitute a violation of any law, administrative regulation or court decree.

(e) Except for the Commercial Subleases, Tenant has not, and will not, enter into any lease, sublease or other agreement for the use of the Premises. Tenant will not enter into any lease, sublease, or other arrangement for the use of the Premises to the extent that such lease, sublease or arrangement would cause any portion of the Property to be treated as "tax-exempt use property" pursuant to Section 168(h) of the Code. Tenant shall not enter into a lease, sublease or other arrangement with a tax-exempt entity, except to the extent that such lease does not constitute a "disqualified lease" pursuant to Section 168(h) of the Code.

(f) Tenant has at all times, and will throughout Term, treat this Lease as a lease for all federal and state income and financial accounting purposes.

ARTICLE 10

DEFAULTS

Section 10.1 Default by Tenant. The occurrence of any of the following events shall constitute an event of default by the Tenant ("**Event of Default**") hereunder:

(a) if the Tenant fails to pay when due any Base Rent or any other amount payable by the Tenant hereunder, and any such default shall continue for fifteen (15) days after the receipt of Notice thereof from the Landlord; or

(b) if the Tenant fails in any material respect to observe or perform any covenant, condition, agreement or obligation hereunder not addressed by any other event described in this Section 10.1, and, the Tenant shall fail to cure, correct or remedy such failure within thirty (30) days after the receipt of Notice thereof; unless such failure is not monetary in nature such that it cannot be cured by the payment of a sum certain to the Landlord (or other required payee), then, if such failure is susceptible to cure, but cannot with due diligence be cured within such thirty (30) day period, the time within which the Tenant may cure such failure shall be extended so long as the Tenant proceeds promptly and with due diligence to cure the failure and diligently completes the curing thereof within a reasonable period of time, but in no event shall such period exceed ninety (90) days; or

(c) if the Tenant abandons the Property or any substantial portion thereof and such abandonment is not cured within fifteen (15) days following Notice from the Landlord; or

(d) if the Tenant becomes Bankrupt.

Section 10.2 Rights and Remedies.

Upon the occurrence of any Event of Default hereunder by the Tenant (including the expiration of all applicable grace periods), subject in all respects to the provisions of this Lease with respect to the Landlord's rights to cure defaults by the Tenant and with respect to the rights of any holder of a Mortgage or the Landlord, in addition to any other rights or remedies available to the Landlord at law or in equity, shall have the right to:

(a) terminate this Lease (subject to the provisions of section 10.2) and all rights of the Tenant under this Lease by giving the Tenant written notice that this Lease is terminated, in which case the Landlord may recover from the Tenant the aggregate sum of:

(i) the worth at the time of award of any unpaid Rent that had been earned at the time of termination;

(ii) the worth at the time of award of the amount by which (A) the unpaid Rent that would have been earned after termination until the time of award

exceeds (B) the amount of the rental loss, if any, as the Tenant affirmatively proves could have been reasonably avoided;

(iii) the worth at the time of award of the amount by which (A) the unpaid Rent for the balance of the Term after the time of award exceeds (B) the amount of rental loss, if any, as the Tenant affirmatively proves could be reasonably avoided;

(iv) any other amount necessary to compensate the Landlord for all the detriment caused by the Tenant's failure to perform the Tenant's obligations or that, in the ordinary course of things, would be likely to result from the Tenant's failure; and

(v) all other amounts in addition to or in lieu of those previously set out as may be permitted from time to time by applicable New York law.

(b) continue this Lease, and from time to time, without terminating this Lease, either:

(i) recover all Rent, Operating Revenue and other amounts payable as they become due, or

(ii) relet the Property or any part on behalf of the Tenant on terms and at the Rent that the Landlord, in the Landlord's sole discretion, may deem advisable, all with the right to make alterations and repairs to the Property, at the Tenant's cost, and apply all rent and other proceeds received in respect of the Property to the Rent and other amounts payable by the Tenant. To the extent that the Rent and other amounts payable by the Tenant under this Lease exceed the amount of the proceeds from reletting, the Landlord may recover the excess from the Tenant as and when due.

(c) Upon the occurrence of an Event of Default, the Landlord shall also have the right, with or without terminating this Lease, to re-enter the Property and remove the Tenant and all other persons and property from the Property. The Landlord may store the property removed from the Property in a public warehouse or elsewhere at the expense and for the account of the Tenant.

(d) Reserved.

(e) None of the following remedial actions, alone or in combination, shall be construed as an election by the Landlord to terminate this Lease unless the Landlord has in fact given the Tenant written notice that this Lease is terminated or unless a court of competent jurisdiction decrees termination of this Lease: any act by the Landlord to maintain or preserve the Property; any efforts by the Landlord to relet the Property; or any re-entry, repossession, or reletting of the Property. If the Landlord takes any of the previous remedial actions without terminating this Lease, the Landlord may nevertheless at any later time terminate this Lease by written notice to the Tenant.

(f) After the occurrence of an Event of Default by the Tenant, the Landlord, in addition to or in lieu of exercising other remedies, may, but without any obligation to do so, cure the breach underlying the Event of Default for the account and at the expense of the Tenant. However, Landlord must by prior notice first allow Tenant a reasonable opportunity to cure, except in cases of emergency, where Landlord may proceed without prior notice to Tenant. The Tenant shall, upon demand, immediately reimburse the Landlord for all costs, including costs of settlements, defense, court costs, and attorney fees, that the Landlord may incur in the course of any cure.

(g) Except where this is inconsistent with or contrary to any provisions of this Lease, no right or remedy conferred upon or reserved to either party is intended to be exclusive of any other right or remedy, or any right or remedy given or now or later existing at law or in equity or by statute. Except to the extent that either party may have otherwise agreed in writing, no waiver by a party of any violation or nonperformance by the other party of any obligations, agreements, or covenants under this Lease shall be deemed to be a waiver of any subsequent violation or nonperformance of the same or any other covenant, agreement, or obligation, nor shall any forbearance by either party to exercise a remedy for any violation or nonperformance by the other party be deemed a waiver by that party of the rights or remedies with respect to that violation or nonperformance.

Section 10.3 Termination of Lease for Tenant's Default. Upon a termination of this Lease pursuant to Section 10.2(a), the Leasehold Interest and the Tenant's right, title and interest in all subleases shall automatically revert to the Landlord, the Tenant shall promptly quit and surrender the Property to the Landlord, without cost to the Landlord, and the Landlord may, without demand and further notice, reenter and take possession of the Property, or any part thereof, and repossess the same as the Landlord's former estate by summary proceedings, ejectment or otherwise without being deemed guilty of any manner of trespass and without prejudice to any remedies which the Landlord might otherwise have for arrearages of any Lease Payment or for a prior breach of the provisions of this Lease. The Tenant shall execute and deliver from time to time, promptly after written request by Lender, any instrument, agreement or document and shall take such other action as may be necessary or desirable in the reasonable opinion of Lender to effectuate the purposes of this Section. The Tenant hereby grants the Landlord an irrevocable power of attorney, coupled with an interest, to take any and all of the actions set forth in this Section 10.3 and any or all other actions deemed necessary or desirable by the Landlord in order to effectuate the purposes of this Section 10.3. The obligations of the Tenant under this Lease which arose prior to termination shall survive such termination.

Section 10.4 Rights Upon Termination. Upon termination of this Lease pursuant to Section 10.2, the Landlord may:

(a) at the time of such termination, collect any unpaid Lease Payment due hereunder, without any deduction, offset or recoupment whatsoever; and

(b) intentionally omitted; and

(c) require the Tenant to deliver to the Landlord, or otherwise effectively transfer to the Landlord, all of the Tenant's right, title and interest in and to any subleases, any and all governmental approvals and permits, and any and all rights of possession, ownership or control the Tenant may have in and to, any and all financing arrangements, plans, specifications, and other technical documents or materials related to the Property.

Section 10.5 Performance by Landlord. If the Tenant shall fail to perform any act required under this Lease, the Landlord may (but need not) after giving not less than ten (10) additional days' Notice (except in case of emergencies and except where a shorter time period is specified elsewhere in this Lease) to the Tenant and without waiving any default or releasing the Tenant from any obligations, cure such default for the account of the Tenant. The Tenant shall promptly pay the Landlord the amount of such charges, costs and expenses as the Landlord shall have incurred in curing such default, together with interest at the rate of eight percent (8%) per annum.

In addition to any other remedies of the Landlord under this Lease, the Tenant agrees to reimburse the Landlord for any and all actual expenditures incurred by the Landlord by reason of such failure, whether or not such failure shall constitute an Event of Default or termination, however caused, including all costs, claims, losses, liabilities, damages and expenses (including without limitation, reasonable attorneys' fees and costs) incurred by the Landlord as a result thereof.

Section 10.6 Remedies Cumulative. Unless otherwise specifically provided in this Lease, no remedy herein shall be exclusive of any other remedy or remedies, and each such remedy shall be cumulative and in addition to every other remedy; and every power and remedy given by this Lease may be exercised from time to time and as often as may be deemed expedient by either party. No delay or omission by the Landlord to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein.

Section 10.7 Default by Landlord. The Landlord shall not be in default of this Lease unless it fails to perform any provision of this Lease that it is obligated to perform and the failure to perform is not cured within thirty (30) days after Notice of the default has been given to the Landlord; provided, however, if the default cannot reasonably be cured within thirty (30) days, the Landlord shall not be in default of this Lease if the Landlord commences to cure the default within such thirty-day period and diligently and in good faith continues to cure the default until completion within a reasonable period of time. The Tenant shall provide written notice of any default by the Landlord to the holder of any Mortgage of which the Tenant has notice at the same time that the Tenant provides notice thereof to the Landlord. Except as may be expressly provided in this Lease, in no event shall the Tenant have the right to terminate this Lease nor shall the Tenant's obligation to pay Base Rent or other charges under this Lease abate based upon any default by the Landlord of its obligations under the Lease. This Lease shall be construed as though the Landlord's and the Tenant's covenants contained herein are independent and not dependent, and the Tenant hereby waives the benefit of any statute or judicial law to the contrary.

Section 10.8 Default Notices. Notices given by the Landlord or by the Tenant under this Article 10 shall specify the alleged default and the applicable Lease provisions, and shall demand that the Tenant or the Landlord, as applicable, perform the appropriate provisions of this Lease within the applicable period of time for cure. No such Notice shall be deemed a forfeiture or termination of this Lease unless expressly set forth in such Notice.

Section 10.9 Reserved.

Section 10.10 Other Provisions.

(a) No default in the performance of the terms, covenants or conditions of this Lease on the part of the Tenant or the Landlord (other than in the payment of any Base Rent or any other amount payable by the Tenant) shall be deemed to continue if and so long as the Landlord or the Tenant, as the case may be, shall be delayed in or prevented from remedying the same due to Force Majeure; but if and when the occurrence or condition which delayed or prevented the remedying of such default shall cease or be removed, it shall be the obligation of the Landlord or the Tenant, as the case may be, without further delay, to commence the correction of such default or to continue and complete the correction thereof.

(b) The defaulting party shall be liable for the reasonable legal expenses of the non-defaulting party in connection with any collection of funds owed under this Lease, the remedying of any Event of Default under this Lease or any termination of this Lease where such collection, remedying or termination results from an Event of Default, as finally determined by a court of competent jurisdiction. If a default is alleged and it shall be determined that no Event of Default exists the court may determine for just cause that the alleging party shall be liable for the legal costs and expenses of the other party in defending such claim.

ARTICLE 11

Reserved.

ARTICLE 12

ESTOPPEL CERTIFICATE

The Tenant agrees that, from time to time upon not less than ten (10) days' prior request by the Landlord the Tenant (or any permitted assignee, subtenant, licensee, concessionaire or other occupant of the Property claiming by, through or under the Tenant) will deliver to the Landlord, or to the holder of any Mortgage, a statement in writing signed by the Tenant certifying (a) that this Lease is unmodified and in full force and effect (or if there have been modifications, that this Lease as modified is in full force and effect and identifying the modifications); (b) the date upon which the Tenant began paying Base Rent and the dates to which the Base Rent and any other Lease Payment have been paid; (c) that the Landlord is not in default under any provision of this Lease, or, if in default, the nature

thereof in detail; (d) that (if applicable) the Property has been completed in accordance with the terms hereof and the Tenant is in occupancy and paying Base Rent on a current basis with no Base Rent offsets or claims; (e) that there has been no prepayment of Base Rent other than that provided for in this Lease; (f) that there are no actions, whether voluntary or otherwise, pending against the Tenant under the bankruptcy laws of the United States or any state thereof; and (g) intentionally omitted. The Landlord shall provide a statement of like tenor if and as requested by the Tenant.

ARTICLE 13

MISCELLANEOUS

Section 13.1 Construction. The Landlord and the Tenant agree that all the provisions hereof are to be construed as covenants and agreements as though the words importing such covenants and agreements were used in each separate section thereof.

Section 13.2 Performance Under Protest. In the event of a dispute or difference between the Landlord and the Tenant as to any obligation which either may assert the other is obligated to perform or do, then the party against whom such obligation is asserted shall have the right and privilege to carry out and perform the obligation so asserted against it without being considered a volunteer or deemed to have admitted the correctness of the claim, and shall have the right to bring an appropriate action at law, equity or otherwise against the other for the recovery of any sums expended in the performance thereof and in any such action, the successful party shall be entitled to recover in addition to all other recoveries such reasonable attorneys' fees as may be awarded by the court.

Section 13.3 No Waiver. Failure of either party to complain of any act or omission on the part of the other party, no matter how long the same may continue, shall not be deemed to be a waiver by said party of any of its rights hereunder. No waiver by either party at any time, express or implied, of any breach of any other provision of this Lease shall be deemed a waiver of a breach of any other provision of this Lease or a consent to any subsequent breach of the same or any other provision. If any action by either party shall require the consent or approval of the other party, the other party's consent to or approval of such action on any one occasion shall not be deemed a consent to or approval of said action on any subsequent occasion or a consent to or approval of any other action on the cause of any subsequent occasion. Except as expressly limited by the terms of this Lease, any and all rights and remedies which either party may have under this Lease or by operation of law, either at law or in equity, upon any breach, shall be distinct, separate and cumulative and shall not be deemed inconsistent with each other; and no one of them whether exercised by said party or not, shall be deemed to be in exclusion of any other; and two or more or all of such rights and remedies may be exercised at the same time.

Section 13.4 Headings. The headings used for the various articles and sections of this Lease are used only as a matter of convenience for reference, and are not to be construed as part of this Lease or to be used in determining the intent of the parties of this Lease.

Section 13.5 Partial Invalidity. If any terms, covenant, provision or condition of this Lease or the application thereof to any person or circumstances shall be declared invalid or unenforceable by the final ruling of a court of competent jurisdiction having final review, the remaining terms, covenants, provisions and conditions of this Lease and their application to persons or circumstances shall not be affected thereby and shall continue to be enforced and recognized as valid agreements of the parties, and in the place of such invalid or unenforceable provision there shall be substituted a like, but valid and enforceable, provision mutually agreeable to the Landlord and the Tenant which comports to the findings of the aforesaid court and most nearly accomplishes the original intention of the parties.

Section 13.6 Bind and Inure. Unless repugnant to the context, the words "Landlord" and "Tenant" shall be construed to mean the original parties, their respective permitted successors and assigns and those claiming through or under them respectively. Subject to the provisions of Section 7.2, the agreements and conditions in this Lease contained on the part of the Tenant to be performed and observed shall be binding upon the Tenant and its permitted successors and assigns including, but not limited to, the Lender (upon the Lender becoming the owner of the Property following a foreclosure) and any successors and assigns thereto, as applicable, and shall inure to the benefit of the Landlord and its permitted successors and assigns, and the agreements and conditions in this Lease contained on the part of the Landlord to be performed and observed shall be binding upon the Landlord and its permitted successors and assigns and shall inure to the benefit of the Tenant and its successors and assigns.

Section 13.7 Time of Essence. Time is of the essence of this Lease and of all provisions hereof.

Section 13.8 Recordable Form of Lease or Memorandum of Lease. Simultaneously with the delivery of this Lease the parties have delivered a Memorandum of this Lease which the Tenant may record in the public office in which required to put third parties on notice. If this Lease is terminated or expires, the parties shall execute, deliver and record an instrument acknowledging such fact and the date of termination or expiration of this Lease.

Section 13.9 Notices. Notices will be in writing and will be either given by U.S. registered or certified mail, return receipt requested, with postage prepaid (except in the event of a postal disruption, by strike or otherwise, in the United States), or sent by telex or facsimile promptly confirmed in writing, or sent by personal delivery by a nationally recognized courier service for next day delivery. The current addresses and telecopy numbers of the parties to which any notice provided for herein shall be sent, are as follows:

If to the Tenant:

Historic Albany Foundation, Inc.
89 Lexington Avenue,
Albany, NY 12206

If to the Landlord:

HAF Holdings II, LLC
89 Lexington Avenue,
Albany, NY 12206

With a copy to:

Yots Law Firm P.C.
226 Bedford Avenue
Buffalo, NY 14216
Attn: Richard T. Rogers, Esq.

Any party may designate another addressee (and/or change its address or telecopy number) for notices hereunder by a notice given pursuant to this Section 13.9. Notices delivered personally or by facsimile will be effective upon delivery to an authorized representative of the party at the designated address; notices sent by mail in accordance with the above paragraph will be effective upon execution by the addressee of the Return Receipt Requested.

Section 13.10 Entire Agreement. This instrument contains all the agreements made between the parties hereto with respect to the subject matter hereof and may not be modified in any other manner than by an instrument in writing executed by the parties or their respective successors in interest.

Section 13.11 No Merger. There shall be no merger of this Lease or of the leasehold estate hereby created with the fee estate in the Property or any part thereof by reason of the fact that the same person, firm corporation, or other legal entity may acquire or hold, directly or indirectly, this Lease or the leasehold estate and the fee estate in the Property or an interest in such fee estate.

Section 13.12 Governing Law. This Lease, and the rights and obligations of the Parties hereunder, shall be governed by and construed in accordance with the substantive laws of the State of New York without giving effect to any choice or conflict of law provision or rule.

[No further text on this page. Signature page follows.]

IN WITNESS WHEREOF, the parties have hereunto set their signatures and seals to this Lease as of the date first above written.

LANDLORD:

HAF HOLDINGS II, LLC,
a New York limited liability company

By: HAF Hudson MM LLC,
its Managing Member

By: ______________________
Name: Pamela Howard
Its: Authorized Person

TENANT:

HISTORIC ALBANY FOUNDATION, INC.
a New York not-for-profit corporation

By: ______________________
Name: Pamela Howard
Its: Authorized Person

STATE OF NEW YORK)
:ss
COUNTY OF ALBANY)

On the 27TH day of MARCH in the year 2023, before me, the undersigned, personally appeared **PAMELA HOWARD**, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individuals(s) acted, executed the instrument.

____
Notary Public

SALVADOR JOSEPH CAPECELATRO IV
Notary Public-State of New York
No. 02CA6426839
Qualified in Albany County
Commission Expires December 20, 2025

EXHIBIT A

DESCRIPTION OF PROPERTY

ALL that tract or parcel of land with the buildings and improvements thereon erected, situate in the City of Albany, County of Albany and State of New York on the south side of Hudson Avenue and bounded as follows: On the north by Hudson Avenue, on the south by a lot formerly belonging to the heirs of Matthew Trotter deceased, on the west by a house and lot formerly belonging to William McHarg, and east by a house and lot of Henry R. Pierson formerly belonging to the heirs of Jacob Bloomingdale, deceased, and is in extent north and south one hundred and twenty-three feet, and in width front and rear twenty-eight feet four inches be the same more or less, being the same premises conveyed to Jared Holt by Henry Coughtry by deed dated April 2nd, 1835, recorded in Albany County Clerk's Office, 3rd of April 1835, in Book XX of Deeds at page 215 & c. And also all that certain lot of land adjoining the above described premises on the west and being twenty-eight feet wide by fifteen feet deep, being the premises directly in the rear of No. 50 Hudson Avenue in the City of Albany.

Said premises are commonly known as 48 Hudson Avenue, Albany, New York.

EXHIBIT B

Map

NA

EXHIBIT C

Base Rent Schedule

Tenant shall pay to Landlord monthly Base Rent in the amount of $2,725 per month.

Annually, during the lease term, the Base Rent shall increase by 2%.

<u>Exhibit E</u>

Put Option Agreement

PUT OPTION AGREEMENT

THIS PUT OPTION AGREEMENT (this "**Agreement**") is made and entered into as of __________________, 2023, by and between HAF Hudson MM LLC, a New York limited liability company (the "**Purchaser**"), and __________________________, a __________________________ __________________________________(together with its successors and assigns, the "**Investor Member**").

RECITALS

WHEREAS, the Investor Member acquired an Interest in HAF Holdings II, LLC, a New York limited liability company (the "**Owner**"), pursuant to the terms of the Amended and Restated Operating Agreement of the Owner, dated as of March 31, 2022(the "**Operating Agreement**"), by and between the Purchaser, as Managing Member, and the Investor Member; and

WHEREAS, as a result of the admission of the Investor Member to the Owner and its contribution of capital in accordance with the terms of the Operating Agreement and Investment Agreement, the Purchaser expects to receive substantial benefits, including, without limitation, certain distributions under the Operating Agreement.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Defined Terms. Capitalized terms used herein but not otherwise defined shall have the respective meanings attributed to such terms in the Operating Agreement. Any reference herein to the Interest of the Investor Member, the Investor Member Interest, or words of like import, shall mean all the interests of the Investor Member in cash distributions, capital, Tax Credits, Profits or Losses and otherwise in the Owner and all of the Investor Member's rights under the Operating Agreement, and also shall include such rights and interests of the Investor Member in any successor limited liability company formed pursuant to the provisions of the Operating Agreement.

2. Purchase Option.

(a) The Purchaser hereby grants to the Investor Member an option (the "**Put**") to sell the Investor Member Interest to the Purchaser upon the terms and conditions hereinafter set forth.

(b) The Put may be exercised by the Investor Member at any time following the Transition Date, but in no event during the Recapture Period (the "**Put Option Period**").

(c) If, at any time during the Put Option Period, the Investor Member elects to sell its Interest pursuant to the provisions of this Section 2, it shall give the Purchaser written notice of such election (a "**Put Notice**").

(d) Within 30 days after delivery to the Purchaser of a Put Notice from the Investor Member, the Purchaser shall pay to the Investor Member a purchase price (the "**Put Price**") in immediately available funds (with interest thereon at the Designated Prime Rate commencing on the 30th day following the date of such delivery) in an amount equal to any K-1 penalties owed pursuant to Section 13.4 of the Operating Agreement, accrued but unpaid Priority Returns plus the lesser of (i) 5% of the Investor Member's Capital Contributions paid with respect to the Federal Historic Tax Credits or (ii) the Fair Market Value of its Membership Interest either agreed upon by the Managing Member and the Investor Member or otherwise calculated pursuant to paragraph (e) below.

(e) Unless otherwise agreed in writing by the Managing Member and the Investor Member within thirty (30) days of the receipt of the Put Notice, the "Fair Market Value" of the Membership Interest being sold hereunder shall be determined by a single mutually acceptable appraisal of the value of such Membership Interest, as of the date of delivery of the Put Notice, which appraisal shall be final. If the parties cannot agree on a single appraiser within ten (10) days after termination of the thirty-day period, then the Fair Market Value of such Membership Interest shall be determined by three appraisers, one selected by the Managing Member, one selected by the Investor Member and the third selected by the two appraisers. In such event, the Fair Market Value of such Membership Interest shall be determined by taking the average of the two closest appraisals, which value shall be final. In the event that one party appoints an appraiser but the other party does not appoint an appraiser as required hereunder within ten (10) days after termination of the first 10-day period, then the Fair Market Value of such Membership Interest shall be determined by the one, duly appointed appraiser. Each appraiser appointed under this paragraph must be qualified and experienced in the valuation of property comparable to the Membership Interest being sold hereunder and shall deliver a written report of its determination of the Fair Market Value of such Membership Interest to each of the Managing Member and the Investor Member. The costs of appraisal shall be borne equally between the Managing Member and the Investor Member.

3. Documents and Actions. The Investor Member shall execute and deliver such documents, assignments, instruments and other items, and shall take such other action, as shall be necessary to transfer and assign its Interest to the Purchaser. The Purchaser shall have the right to cause another party to effect payment provided that any such assignment shall not relieve the Purchaser of its obligation to honor the Put Notice in accordance with the terms hereof in the event that such acts are not otherwise performed by the Purchaser's assignee.

4. Certain Rights and Obligations. Upon the delivery of the Put Notice, the Investor Member shall have no further obligations under the Operating Agreement, and the Purchaser shall indemnify and defend the Investor Member and hold it harmless against any such obligations. The Purchaser shall take all action and shall pay all costs necessary to enable the Investor Member to receive and retain the Put Price as against any creditor of the Purchaser or of the Owner. Notwithstanding the purchase by the Purchaser of the Interest of the Investor Member pursuant to Section 2 above, to the extent permitted under the applicable provisions of the Code, the Investor Member shall be allocated any Profits or Losses or Tax Credits in respect of such Interest for the period prior to the date of the receipt by the Investor Member of the Put Price in accordance with the Operating Agreement. Anything herein to the contrary notwithstanding, title to the Interest of

the Investor Member shall not vest in the Purchaser until payment in full of the Put Price. Upon such payment, the Purchaser shall forthwith cause an amendment to the Articles of Organization of the Owner, if required, and any other necessary papers to be filed, recorded and published wherever required showing such substitution.

5. Impact of Other Agreements and Documents. The obligations of the Purchaser hereunder shall remain in full force and effect without regard to, and shall not be affected or impaired by, (a) any amendment or modification of or addition or supplement to the Operating Agreement or any of the other Operating Documents, (b) any extension, indulgence or other action or inaction in respect of the Operating Agreement or the other Operating Documents, or any exercise or nonexercise of any right, remedy, power or privilege in respect of such documents or this Agreement, (c) any default by the Purchaser or the Owner under, or any illegality or unenforceability of, or any irregularity or defect in, the Operating Agreement, the other Operating Documents or any provision of this Agreement, (d) any Bankruptcy, insolvency, reorganization or similar proceeding involving or affecting the Owner or the Purchaser, or (e) any other circumstances whether or not the Purchaser or the Investor Member shall have actual or constructive notice or knowledge thereof. If the Purchaser purchases the Interest of the Investor Member in accordance with the applicable provisions of this Agreement, the Purchaser shall have no further liabilities or obligations hereunder.

6. Notices and Demands. Any and all notices, consents, approvals and other communications required or permitted under this Agreement shall be deemed adequately given only if in writing delivered either in hand, by mail or by expedited commercial carrier which provides evidence of delivery or refusal, addressed to the recipient, postage prepaid and certified or registered with return receipt requested, if by mail, or with all freight charges prepaid, if by commercial carrier. All notices and other communications shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal. All such notices and other communications shall be addressed to the parties at their respective addresses set forth in Section 16.7 of the Operating Agreement.

7. General. This Agreement (a) shall be construed in accordance with the internal law of the State, (b) shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto, and (c) may not be modified, amended or terminated, except by a written agreement between the Purchaser and the Investor Member. The Purchaser shall be entitled to have its assignee purchase the Investor Member's Interest pursuant to the Put provided for in this Agreement, but the Purchaser shall remain fully liable to the Investor Member for the payment of the Put Price.

8. Sole Benefit. The obligations of each party hereunder are imposed solely and exclusively for the benefit of the other party and no other Persons shall have any standing to enforce such obligations or be deemed to be beneficiaries of such obligations.

9. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

10. Compliance with Safe Harbor. The parties hereto affirm and direct that any ambiguity in the meaning of any provision of this Agreement shall be resolved in favor of an interpretation that would cause the Company, the Purchaser, and the Members to comply with the requirements of the Safe Harbor.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have caused this Put Option Agreement to be duly executed as of the date first written above.

PURCHASER:

HAF HUDSON MM LLC,
a New York limited liability company

By: Historic Albany Foundation, Inc.,
a New York not-for-profit corporation
Its: Managing Member

By: ______________________
Name: Pamela Howard
Title: Authorized Signatory

INVESTOR MEMBER:

____

Exhibit F

Capital Lease

LEASE AGREEMENT

Between

HISTORIC ALBANY FOUNDATION, INC.
a New York not-for-profit corporation, Landlord,

and

HAF HOLDINGS II, LLC
a New York limited liability company, Tenant.

Dated: March 31, 2023

TABLE OF CONTENTS

Page

<u>Exhibits</u>

LEASE AGREEMENT

This Lease Agreement ("Lease") is made and entered into as of March 31, 2023 by and between Historic Albany Foundation, Inc., a New York not-for-profit corporation, ("Landlord"), and HAF Holdings II, LLC, a New York limited liability company ("Tenant").

RECITALS

1. Landlord currently is the fee owner of the land and the improvements consisting of a one and one-half story timber frame building to be rehabilitated into a mix of office and a tool library, commonly known as the "Van Ostrande–Radliff House" (the "Building"), located at 48 Hudson Avenue, Albany, New York 12207 and legally described in Exhibit A attached hereto and made a part hereof, together with all improvements and personal property now located thereon or to be located thereon during the Term (as hereinafter defined), together with all appurtenances, easements, rights of way and other rights belonging to or in any way pertaining to the said premises (such real estate, improvements, personal property, appurtenances, easements, rights of way and other rights hereinafter referred to as the "Premises").

2. The Premises currently are or soon to be subject to (i) various financing arrangements with lenders and/or grantors secured by encumbrances upon the Premises including, without limitation, such encumbrances that may be set forth in the Loan Documents or grant disbursement agreements with one or more grantors (collectively, the "Financing Documents"), and (ii) various contracts relating to the operation of the Premises (the "Operating Contracts").

3. Tenant intends to rehabilitate the Building in a manner that qualifies for Federal Historic Tax Credits and State Historic Tax Credits.

4. Tenant desires to lease the Premises, including the rehabilitated building, from Landlord pursuant to the terms of this Lease, to sublease the Premises to Landlord pursuant to that certain Sublease by and between Tenant and Landlord dated on or about the date hereof (the "Project Sublease"), and to hold, maintain, operate, and sell or otherwise dispose of its interest in the Premises hereunder (the "Leasehold Interest").

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the following meanings:

"Additional Rent" shall have the meaning set forth in Section 4.3.

"Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees, including court costs and reasonable attorneys' fees and expenses.

"Affiliate" means, with respect to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with the Person specified, (ii) any Person owning or controlling 10% or more of the outstanding voting securities or beneficial interests of the Person specified, (iii) any officer, director, partner, trustee or member of the immediate family of the Person specified, (iv) if the Person specified is an officer, director, general partner or trustee, any corporation, partnership or trust for which that Person acts in that capacity or (v) any Person who is an officer, director, general partner, trustee or holder of 10% or more of outstanding voting securities or beneficial interests of any Person described in clauses (i) through (iv). The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Base Rent" shall have the meaning set forth in Section 4.1.

"Building" shall have the meaning set forth in the Recitals.

"Building Systems Equipment" shall have the meaning set forth in Section 8.4.

"CERCLA" shall have the meaning set forth in Section 28.1(b).

"Claim" shall have the meaning set forth in Section 28.1(a).

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision or provisions of prior or succeeding law.

"Collateral" shall have the meaning set forth in Section 19.8(a).

"Commencement Date" shall have the meaning set forth in Section 3.1.

"Covenants" shall have the meaning set forth in Section 8.3(a)(ii).

"Default" shall have the meaning set forth in Section 19.1.

"Designated Prime Rate" means the prime rate of interest published from time to time in the Wall Street Journal or other source as the parties may agree, adjusted as such prime rate adjusts.

"Entity" means any general partnership, limited partnership, corporation, joint venture, trust, limited liability company, business trust, cooperative or association.

"Environmental Laws" shall have the meaning set forth in Section 28.1(b).

"Environmental Reports" means any Phase I Environmental Site Assessment, Phase II Environmental Report, asbestos survey, lead based-paint report or other report regarding environmental conditions affecting the property, undertaken in the reasonable discretion of the Managing Member, provided, however, that as of the Date of this Agreement no such reports have been prepared or conducted.

"Event of Bankruptcy" or "Bankruptcy" means, as to a specified Person:

(i) the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of his property, or ordering the winding-up or liquidation of his affairs and such decree or order is not dismissed within 60 consecutive days; or

(ii) the commencement by such Person of a voluntary case under the federal bankruptcy laws, as now constituted or hereafter amended, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the consent by him to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or similar official) of such Person or for any substantial part of his property, or the making by him of any assignment for the benefit of creditors, or the taking of action by the Person in furtherance of any of the foregoing.

"Existing Equipment" shall have the meaning set forth in Section 8.4.

"Expiration Date" shall have the meaning set forth in Section 3.1.

"Federal Historic Tax Credits" means the tax credit allowable pursuant to Section 47 of the Code for QREs incurred in connection with the "certified rehabilitation" of a "certified historic structure."

"FF&E" shall have the meaning set forth in Section 8.6.

"FIFRA" shall have the meaning set forth in Section 28.1(b).

"Financing Documents" shall have the meaning set forth in the Recitals.

"Governmental Authority" means any state, federal, local, municipal or other governmental authority, agency, or licensing authority of any kind having jurisdiction over the particular matter to which reference is being made, including any federal, state or local taxing authority or so-called "business improvement district" or similar Entity or organization.

"Hazardous Materials" shall have the meaning set forth in Section 28.1(c).

"Impositions" shall have the meaning set forth in Section 5.2.

"Landlord" shall have the meaning set forth in the heading of this Lease and shall include any successor thereto.

"Lease Year" shall have the meaning set forth in Section 3.2.

"Leasehold Interest" shall have the meaning set forth in the Recitals.

"Lender" means Community Loan Fund of the Capital Region, a New York not-for-profit corporation.

"Loan Documents" means all of the documents, instruments, agreements and certifications evidencing and/or securing any Loan obtained by Tenant and/or Landlord in connection with the Property.

"Manage" shall have the meaning set forth in Section 28.1(d).

"Mortgage" shall have the meaning set forth in Section 20.1.

"Operating Contracts" shall have the meaning set forth in the Recitals.

"Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits; and, unless the context otherwise requires, the singular shall include the plural, and the masculine gender shall include the feminine and the neuter and vice versa.

"Premises" shall have the meaning set forth in the Recitals.

"Project Sublease" shall have the meaning set forth in the Recitals.

"QREs" means "qualified rehabilitation expenditures" as such term is defined in Section 47(c)(2) of the Code.

"RCRA" shall have the meaning set forth in Section 28.1(b).

"Release" shall have the meaning set forth in Section 28.1(e).

"Rent" shall have the meaning set forth in Section 4.2.

"Response" shall have the meaning set forth in Section 28.1(f).

"State Historic Tax Credits" means the state income tax credit allowable pursuant to Section 210-B(26) and Section 606(oo) of the New York Tax Law for QREs incurred in connection with the "certified rehabilitation" of a "certified historic structure."

"Tenant Operating Agreement" means that certain Amended and Restated Operating Agreement of Tenant dated even herewith, as amended from time to time.

"Tenant's Investor Members" means, collectively, those persons who execute an Investment Agreement with the Tenant or a copy of the Tenant's Amended and Restated Operating Agreement, their successors and/or assigns as their interests may appear.

"Tenant's Share of Impositions" shall have the meaning set forth in Section 5.1.

"Tenant's Work" shall have the meaning set forth in Section 8.1(a).

"Term" shall have the meaning set forth in Section 3.1.

"TSCA" shall have the meaning set forth in Section 28.1(b).

Capitalized terms used herein that are not otherwise defined herein shall have the meanings assigned to such terms in the Tenant Operating Agreement.

ARTICLE 2
GRANT OF LEASE; ASSIGNMENTS

Section 2.1 Lease

Landlord hereby leases and demises to Tenant, and Tenant hereby leases from Landlord, subject to and with the benefit of the terms, covenants, conditions and provisions set forth herein, the Premises, which shall expressly exclude any underground tanks and facilities related thereto.

Section 2.2 [RESERVED]

Section 2.3 [RESERVED]

Section 2.4 Assignment of Operating Contracts

(a) This Section 2.4 shall apply if any Operating Contracts are listed on Exhibit B hereto. Landlord represents to Tenant that prior to the date hereof Landlord has entered into the Operating Contracts listed on Exhibit B hereto. Landlord hereby represents to Tenant that no defaults exist under any of such Operating Contracts and that all consents and notices necessary for the assignment and assumption described in this Section 2.4 have been obtained. Landlord further represents to Tenant that no contracts or agreements relating to the operation of the Premises exist other than the Operating Contracts listed on Exhibit B hereto.

(b) Landlord hereby assigns to Tenant all its right, title and interest in and to each of such Operating Contracts and Tenant hereby assumes all of the obligations of the Landlord under each of those Operating Contracts, in each case effective as of the Commencement Date (as defined below). Landlord hereby represents to Tenant that no defaults exist under any of such Operating Contracts and that all consents and notices necessary for the assignment and assumption described in this paragraph have been obtained.

(c) Landlord covenants and agrees to indemnify, save and hold harmless Tenant from and against any and all Adverse Consequences arising out of or related to Landlord's failure to perform any of its obligations under any of the Operating Contracts prior to the Commencement Date.

(d) Tenant covenants and agrees to indemnify, save and hold harmless Landlord from and against any and all Adverse Consequences arising out of or related to Tenant's failure to perform any of its obligations under any of the Operating Contracts from and after the Commencement Date.

(e) Landlord and Tenant hereby agree that upon termination of the Lease as provided hereunder or upon expiration of the Term, all assignments of Operating Contracts then

in effect shall automatically terminate and title thereto shall once again be vested in Landlord and Landlord's successors and assigns.

ARTICLE 3
TERM; POSSESSION

Section 3.1 Term

The term of this Lease (hereinafter referred to as the "Term") shall commence as of the date hereof (hereinafter, as the same may be adjusted as hereinafter provided, referred to as the "Commencement Date"), and end on the 60th anniversary thereof (hereinafter, as the same may be adjusted as hereinafter provided, referred to as the "Expiration Date"), unless sooner terminated as provided herein. Tenant shall be entitled to possession of the Premises on the Commencement Date.

Section 3.2 Lease Year Defined

As used in this Lease, the term "Lease Year" shall mean (i) if the Commencement Date is the first day of a calendar month, the 12 month period commencing on the Commencement Date or (ii) if the Commencement Date is not the first day of a calendar month, the period commencing on the Commencement Date and ending on the last day of the 12th full calendar month of the Term, and, in either case, each succeeding 12 month period thereafter which falls in whole or in part during the Term.

Section 3.3 No Termination During Recapture Period

Notwithstanding anything in this Lease to the contrary, this Lease may not be terminated and the Premises or any portions thereof may not be sold or otherwise transferred prior to the later of: (i) fifth anniversary of the date on which the last QREs with respect to the Building are first placed in service (such date referred to herein as the "QRE Completion Date"), or (ii) the expiration of the Compliance Period (as such term is defined pursuant to the Loan Agreement) without the prior written consent of Tenant signed by all of the members of Tenant . Such period ending on the fifth anniversary of the QRE Completion Date is referred to herein as the "Recapture Period".

ARTICLE 4
BASE RENT

Section 4.1 Base Rent

(a) Subject to and in accordance with Section 4.2, Tenant shall pay an annual base rent (hereinafter referred to as "Base Rent") to Landlord for the Premises per Lease Year, in the total amount of one dollar ($1), payable on the first day of each Lease Year beginning on the Commencement Date. Tenant may prepay the entire amount of Base Rent (i.e., sixty dollars ($60)) on the Commencement Date.

Section 4.2 Manner of Payment

Base Rent and Tenant's Share of Impositions (as hereinafter defined) and all other amounts becoming due from Tenant to Landlord hereunder (hereinafter collectively referred to as "Rent") shall be paid in lawful money of the United States to Landlord at the office of Landlord, or as otherwise designated from time to time by written notice from Landlord to Tenant.

Section 4.3 Net Lease

This Lease is what is commonly called a "net lease," it being understood that Landlord shall receive the Base Rent set forth in Section 4.1 hereof free and clear of any and all other Impositions (as defined in Section 5.2), taxes, assessments, liens, charges or expenses of any nature whatsoever in connection with the ownership, maintenance, repair and operation of the Premises, except as otherwise provided herein. From and after the Commencement Date, Tenant shall be solely responsible for and shall pay all insurance premiums, operating charges, maintenance charges, construction costs, rental under equipment or similar leases, and any other charges, costs and expenses which arise or may be contemplated under any provisions of this Lease during the portion of the Term following the Commencement Date. All of such charges, costs and expenses when due shall constitute additional rent ("Additional Rent"), even though not necessarily payable to Landlord, and upon the failure of Tenant to pay any of such costs, charges or expenses, Landlord shall have the same rights and remedies as otherwise provided in this Lease for the failure of Tenant to pay Base Rent. Base Rent, Additional Rent and all other sums payable hereunder by Tenant shall be paid (except as otherwise provided for herein) without notice or demand and without setoff, counterclaim, abatement, suspension, deduction or defense. Nothing herein contained shall obligate Tenant for the payment of any expenses payable by Landlord pursuant to Section 7.4 or any income or franchise taxes payable by Landlord under applicable law.

Section 4.4 No Termination

(a) Except as otherwise expressly provided herein, this Lease shall not terminate, nor shall Tenant have any right to terminate this Lease, nor shall Tenant be entitled to any abatement or reduction of Rent hereunder, nor shall the obligations of Tenant hereunder be affected, by reason of any default on the part of Landlord under either this Lease or under any other agreement to which Landlord and Tenant may be parties. It is the intention of the parties hereto that the obligations of Tenant hereunder shall be separate and independent covenants and agreements, that the Rent, and all other sums payable by Tenant hereunder shall continue to be payable in all events and that the obligations of Tenant hereunder shall continue unaffected, unless the requirement to pay or perform the same shall have been terminated pursuant to an express provision of this Lease. Nothing herein shall preclude Tenant from pursuing or realizing upon its other remedies at law or in equity by reason of any default hereunder by Landlord.

(b) Tenant agrees that it will remain obligated under this Lease in accordance with its terms, and that it will not take any action to terminate, rescind or avoid this Lease, notwithstanding (i) the Bankruptcy of Landlord or any assignee of Landlord, and (ii) any action with respect to the Lease which may be taken by any trustee or receiver of Landlord or of any assignee of Landlord in any such proceeding or by any court in any such proceeding; provided that this Lease is not effectively disaffirmed in such proceedings and Tenant receives reasonable

assurance thereof within a reasonable period of time following the commencement of such proceedings.

(c) Tenant waives all rights which may now or hereafter be conferred by law (except by a final and binding judicial determination by a court of competent jurisdiction) (i) to quit, terminate or surrender this Lease or the Premises or any part thereof, or (ii) to any abatement, suspension, deferment or reduction of Rent, Additional Rent or any other sums payable under this Lease, except as otherwise expressly provided herein.

ARTICLE 5
IMPOSITIONS

Section 5.1 Obligation To Pay Tenant's Share of Impositions

In addition to paying the Base Rent specified in Article 4 hereof, from and after the Commencement Date, Tenant shall also pay Landlord, as additional rent, the amounts determined in accordance with this Article 5, to the extent such amounts are incurred by Landlord and not otherwise paid directly by Tenant or by Landlord, as subtenant pursuant to the Project Sublease (hereinafter referred to as "Tenant's Share of Impositions").

Section 5.2 Payment by Tenant

For each calendar year during which any portion of the Term following the Commencement Date falls, Tenant shall pay Landlord, as additional rent for the Premises, "Tenant's Share of Impositions." For purposes hereof, Tenant's Share of Impositions for any such calendar year shall mean all Impositions for such year (or portion of such year following the Commencement Date) not otherwise paid for directly by Tenant. The term "Impositions" shall mean all taxes and assessments, general and special (including, without limitation, "user fees" and "sewer rent"), water rates and all other impositions, ordinary and extraordinary, of every kind and nature whatsoever, which may be levied, assessed, charged or imposed during the Term upon the Premises, or any part thereof, or upon any improvements at any time situated thereon. Impositions shall also include fees and costs incurred by Landlord pursuant to Section 5.6 during the Term for the purpose of contesting or protesting tax assessments or rates, to the extent such fees and costs relate to savings anticipated by Landlord during the Term. Impositions "for" a given calendar year shall mean Impositions which are due for payment or paid in such calendar year, regardless of when the same are assessed.

Section 5.3 Alternative Taxes

If at any time during the Term the method of taxation prevailing at the commencement of the Term hereof shall be altered so that any new tax, assessment, levy, imposition or charge, or any part thereof, shall be measured by or be based in whole or in part upon the Lease or the Premises or the Base Rent or Additional Rent or other income therefrom, and shall be imposed upon the Landlord, then all such taxes, assessments, levies, impositions or charges, or the part thereof, to the extent that they are so measured or based, shall be deemed to be included within the definition of Impositions for the purposes hereof to the extent that such Impositions would be payable if the Premises were the only property of Landlord subject to such Impositions, and Tenant shall pay and discharge the same as herein provided in respect of the payment of Impositions.

Notwithstanding the foregoing, there shall be excluded from Impositions all federal, state and local net income tax, federal excess profit taxes, transfer, franchise, capital stock and federal or state estate or inheritance taxes of Landlord.

Section 5.4 [RESERVED]

Section 5.5 Readjustments; Yearly Proration

Landlord shall deliver to Tenant a statement showing the actual Tenant's Share of Impositions as soon as reasonably feasible after same are determined, together with a copy of any tax bill or other evidence of the Impositions. Within 30 days after delivery of such statement, Tenant shall pay to Landlord or Landlord shall credit against the next Rent payment or payments due from Tenant, as the case may be, the difference between the actual Tenant's Share of Impositions and the sum on account of Tenant's Share of Impositions previously overpaid by Tenant. Tenant's obligation to pay Landlord such difference, if applicable, shall survive the expiration or termination of this Lease.

Section 5.6 Right To Contest

Without limiting Tenant's obligation to pay Tenant's Share of Impositions under this Article 5, Tenant shall have the right, in good faith and with due diligence, subject to and in accordance with the Financing Documents, to contest the amount of Impositions or the validity thereof by appropriate legal proceedings with the proper taxing authority or other body; provided that, pending any such legal proceedings, Tenant shall give Landlord such security as may be deemed reasonably satisfactory to Landlord to insure payment of the amount of all Impositions or charges and all interest and penalties thereon, unless waived by Landlord. If, at any time during the continuance of such contest, the Premises or any part thereof is, in the reasonable judgment of Landlord, in imminent danger of being forfeited or lost, Landlord may use such security for the payment of such Imposition. Tenant shall notify Landlord of its intent to contest Impositions prior to initiating any such legal proceedings. Landlord may hire counsel or other experts to protect its rights in connection with the contesting by Tenant (or for its account, if Tenant shall not contest the Impositions) as herein provided.

Section 5.7 Representations and Warranties

Tenant agrees and acknowledges that Landlord has made no representation, warranty or guaranty relating to the amount of the Impositions. Tenant has had an opportunity to consult with Landlord with respect to the Impositions projected for the operation of the Premises but has not relied upon any statements or representations of Landlord or any agent or affiliate of Landlord in regard thereto in executing this Lease and agreeing to perform the terms and covenants hereof and shall make no claims against Landlord based thereon.

ARTICLE 6
USE OF PREMISES

Subject to the terms of this Lease, Tenant shall use the Premises for any lawful purpose, including for purposes of operating a commercial office and tool library, together with ancillary and incidental uses as may be reasonably necessary or related to the uses set forth in this Article,

and for no other use or purpose. Tenant covenants and agrees to comply with all federal, state and municipal statutes, laws, rules, ordinances, regulations and orders applicable to the use or occupancy of the premises. Tenant shall not use any Hazardous Materials, nor shall Tenant create any offensive or toxic emissions or effluents to emanate from the Premises, except to the extent reasonable or appropriate in connection with the lawful use of the Premises in the ordinary course of Tenant's business, and Tenant shall comply with all legal requirements in connection with such use. At all times during the Term, Tenant shall cause all of the Premises to remain in compliance with all legal requirements and, to the extent that Tenant should fail to do so beyond any applicable grace or cure period permitted by the appropriate authority, Landlord shall have the right to take all actions required or necessary to bring the Premises into compliance with all legal requirements, and all sums paid by Landlord, including, without limitation, any legal fees and disbursements, incurred by Landlord as a result of Tenant's failure shall constitute Additional Rent.

ARTICLE 7
UTILITIES AND SERVICES;
OPERATING EXPENSES; FINANCING DOCUMENTS

Section 7.1 Utilities and Services

Tenant shall purchase all utility services for the Premises, including, but not limited to, fuel, water, sewerage and electricity, from the utility or municipality providing such service, and shall pay for such services when such payments are due. Except in the case of willful actions or omissions of Landlord causing interruption of utility services, Landlord will not be liable to Tenant for any interruption in the provision of utility services to the Premises, nor will any interruption be construed as an eviction of Tenant or entitle Tenant to abatement of Rent.

Section 7.2 Regulations Regarding Utilities and Services

(a) Tenant agrees to cooperate fully, at all times, with Landlord in abiding by all reasonable regulations and requirements which Landlord may prescribe for the proper functioning and protection of all utilities and services reasonably necessary for the operation of the Premises. Throughout the Term of this Lease, Landlord and its contractors shall have reasonable access after reasonable advance notice and in such manner as will minimize interference with the use and occupancy of the Premises to any and all mechanical installations, and Tenant agrees that there shall be no construction of partitions or other obstructions which might interfere with access to or the moving of servicing equipment to or from the enclosures containing said installations. Tenant further agrees that neither Tenant nor its agents, licensees, invitees or contractors shall at any time tamper with, adjust or otherwise in any manner affect Landlord's mechanical installations.

(b) Nothing contained herein shall be deemed to impose any duty or obligation on Landlord to maintain or repair such mechanical installations. Tenant shall be solely responsible for and shall maintain all such mechanical installations and shall repair and replace such items at Tenant's sole cost and expense.

Section 7.3 Operating Expenses

Without limitation of any other provision herein and except as otherwise herein specified, from and after the Commencement Date, Tenant shall pay all expenses of operation of the Premises including, without limitation, all utility charges, insurance premiums, operating charges, maintenance and repair charges, construction costs, costs for replacements and other charges, and all other charges, whether or not contemplated under this Lease.

Section 7.4 Debt Service and Grant Disbursement Obligations

Each of the Tenant and the Landlord, being subject to one or more Financing Documents, shall ensure that all principal, interest, prepayment premiums or other amounts are paid and that any restrictions, obligations, and limitations are complied with in connection with any loans and/or grants evidenced by the Financing Documents or any other loans relating to the Premises are paid as required by the Financing Documents. All such payments shall be made by Tenant during the Term after the Commencement Date. In the event of the failure by Tenant to pay any such debt-related payments within any applicable grace or cure period under the Financing Documents, Landlord shall have the right to pay such amounts on behalf of Tenant and Tenant shall be obligated to reimburse Landlord for the costs thereof.

ARTICLE 8
CONDITION AND CARE OF PREMISES

Section 8.1 Possession

(a) The Building is a "certified historic structure" within the meaning of Section 47 of the Code. Tenant is rehabilitating the Building in a manner intended to qualify for the Historic Tax Credit and State Historic Tax Credit pursuant to Section 47 of the Code and New York Tax Law Sections 210-B(26) and 606(oo). The nature and scope of such rehabilitation work is more specifically described on Exhibit C attached hereto. The aforesaid work is sometimes herein referred to as the "Tenant's Work." Tenant agrees to cause such work to be substantially completed in a good and workmanlike manner conforming to all applicable law in a lien-free manner (Tenant being entitled, however, to contest such liens in any manner customary in the State of New York).

(b) Landlord grants to Tenant, Tenant's construction managers, contractors, subcontractors, materialmen and other parties the right to enter the Building and the other portions of the Premises as necessary to complete the Tenant's Work. Landlord shall be named as an additional insured on all insurance policies provided by such construction managers, contractors, subcontractors and other parties which name Tenant as an additional insured.

Section 8.2 Tenant Obligations

(a) Tenant shall (i) take good care of the Premises; (ii) keep the same in good order and condition; and (iii) make and perform all maintenance thereof and all necessary repairs thereto, interior and exterior, structural and nonstructural, ordinary and extraordinary, foreseen and unforeseen, of every nature, kind and description, including, without limitation, any maintenance required under the Financing Documents or required of the Tenant pursuant to the Project Sublease. When used in this Section, the term "repairs" shall include all necessary replacements, renewals, alterations, additions and betterments. All repairs made by Tenant shall be at least equal in quality and cost to the original improvements and shall be made by Tenant in accordance with

all laws, ordinances and regulations whether heretofore or hereafter enacted. The necessity for or adequacy of maintenance and repairs shall be measured by the standards that are appropriate for improvements of similar construction and class, provided that Tenant shall in any event make all repairs reasonably necessary to avoid any structural damage or other damage or injury to the Improvements.

(b) Notwithstanding the provisions of Section 8.2(a), any repairs that are capital expenditures under the Code and which are made during the last three years of the Term shall not be required to be made, unless Landlord and Tenant agree to an allocation of the costs thereof. If the parties cannot so agree, Landlord shall have the right to cause such repairs to be made and the cost thereof shall be amortized over the useful life thereof, as determined and in accordance with the Code, and Tenant shall pay as Additional Rent its share of the costs thereof relating to the remainder of the Term. Tenant shall be entitled to the tax benefits (including depreciation) attributable to repairs or capital expenditures made by it hereunder.

(c) Landlord shall not be required to furnish any services or facilities or to make any repairs or alterations in, about or to the Premises or any improvements hereafter erected thereon. Tenant hereby assumes the full and sole responsibility for the condition, operation, repair, replacement, maintenance and management of the Premises hereafter erected thereon.

(d) Tenant shall not do or suffer any waste or damage, disfigurement or injury to the Premises, or to the fixtures or equipment therein, or permit or suffer any overloading of the floors or other use of the improvements that would place an undue stress on the same or any portion thereof beyond that for which the same was designed.

Section 8.3 Compliance With Rules and Regulations; Compliance with Covenants.

(a) Tenant shall at its sole cost and expense:

(i) Comply with (A) all federal, state, county, municipal and other governmental and quasigovernmental statutes, laws, rules, orders, regulations and ordinances affecting the Premises or any part thereof, or the use thereof, including compliance with the requirements of the City of Albany, and the State of New York (and any federal law to the extent applicable) relating to the operation of the Premises for the permitted uses set forth in Article 6, and further including those which require the making of any structural, unforeseen or extraordinary changes (except such changes in the nature of capital expenditures as are described in Section 8.2(b), which shall be made in accordance with the provisions of such Section), whether or not any such statutes, laws, rules, orders, regulations or ordinances which may be hereafter enacted involve a change of policy on the part of the governmental body enacting the same, and (B) all rules, orders and regulations of the National Board of Fire Underwriters or other bodies exercising similar functions in connection with the prevention of fire or the correction of hazardous conditions, which apply to the Premises; provided, however, that Tenant shall not be obligated to comply or cause the Premises to comply with any of the foregoing unless Tenant's use of the Premises shall cause a violation of clauses (A) or (B) above. Tenant shall comply with the requirements of all policies of public

liability, fire and other insurance which at any time may be in force with respect to the Premises.

(ii) Comply with the requirements (the "Covenants") of the Financing Documents, the Project Sublease, and the Operating Contracts, in each case to the extent applicable to Tenant, certain of which shall be assigned to and assumed by Tenant concurrently with the execution of this Lease or as soon thereafter as is practicable. In the event of its failure to do so (without limitation of any other rights or remedies of Landlord hereunder), Landlord may, if such failure continues beyond the applicable grace period thereunder, pay such amounts or perform such obligations as are necessary in order to comply therewith. The amounts reasonably expended by Landlord on account thereof shall constitute Additional Rent.

(iii) Notwithstanding anything to the contrary in this Lease, (i) not take any action or fail to take any action that would breach, or cause a default under, the Financing Documents and (ii) prior to taking any action that would require Landlord to obtain consent or approval of the lender under the Financing Documents, first obtain the consent of Landlord for such action, which consent of Landlord shall be conditioned upon Landlord obtaining consent from such lender under the Financing Documents.

(b) Intentionally omitted.

Section 8.4 Existing Equipment

Tenant acknowledges that Tenant is accepting title to and possession of a leasehold estate inclusive of any and all equipment, personal property, furniture, fixtures, equipment and other moveable items (collectively, the "Existing Equipment") currently located therein or located therein as of the Commencement Date. Landlord makes no representations or warranties, whatsoever, as to the condition of the Existing Equipment, or as to Landlord's title or interest with respect thereto. In the event that the Existing Equipment is removed, whether by Tenant or any other party, during or at the end of the Term hereof, Tenant shall be responsible for restoring any and all damage to the Premises caused by such removal, at Tenant's sole cost and expense, and, with respect to Building Systems Equipment, as hereinafter defined, Tenant shall replace any such equipment so removed with like equipment of equal or better quality that shall be in good working order and of sufficient size and capacity as is required to serve the Premises. Tenant shall cause such Existing Equipment to be repaired or replaced as and when necessary. Further, Tenant shall indemnify Landlord and its respective employees, agents and other representatives, from and against any and all cost, expenses, liens, damages, or other claims resulting from the removal of any such Existing Equipment to the extent not otherwise owned by Tenant. As used herein, the term "Building Systems Equipment" shall mean all plumbing, electrical, mechanical, heating, ventilating and air conditioning and life safety equipment in or serving the Premises.

Section 8.5 Federal Income Tax Ownership and Benefits

Landlord expressly waives and relinquishes in favor of Tenant any rights to claim the benefit of or to use any federal or state investment tax credits or depreciation benefits or any other

federal income tax attributes that are currently or may become, available during the Term as a result of the improvements constituting part of the Premises, or any installation of the Existing Equipment or any other equipment, furniture or fixtures on the Premises whether or not such items become a part of the realty, and Landlord agrees to execute and deliver to Tenant any election form required to evidence Tenant's right to claim investment tax credits or depreciation benefits on improvements made or property installed on the Premises. Landlord and Tenant intend and agree that Tenant shall be treated as the owner of the Premises for federal income tax purposes. The Landlord hereby acknowledges that the Tenant owns the Building for federal income tax purposes. All provisions of this Lease shall be construed to effectuate this intent. Notwithstanding anything to the contrary herein, it is the parties intention that: (i) notwithstanding the form of the transactions herein, such conveyance to Tenant shall be treated as: (A) a contribution of the Premises from Landlord to HAF HUDSON MM LLC, a New York limited liability company (the "Managing Member") as a contribution to the capital of Managing Member, immediately followed by (B) a contribution of the Premises by Managing Member to Tenant pursuant to Section 721 of the Code for which the Managing Member shall be entitled to receive Capital Account credit; (ii) all QREs shall be treated as being incurred directly by Tenant, as owner of the Premises; and (iii) Tenant shall be entitled to all depreciation, amortization and other deductions for depletion, Federal Historic Tax Credits and State Historic Tax Credits in connection with the rehabilitation and ownership of the Premises, each for federal and state income and financial accounting purposes, and Landlord and Tenant shall report such transactions consistently with, and shall not take any positions on any federal, state, or local income tax return that is inconsistent with, such treatment.

Section 8.6 Initial FF&E

Notwithstanding anything to the contrary herein, the Landlord and the Tenant agree that the initial furniture, fixtures and equipment ("FF&E") for the Premises will be provided by Tenant. No additional rent beyond that set forth in Article 4 hereof shall be payable by Tenant with respect to the FF&E. Following the installation of the initial FF&E, all replacement FF&E shall be provided by Tenant as and when needed.

ARTICLE 9
RETURN OF PREMISES

Section 9.1 Surrender of Possession

At the termination of this Lease by lapse of time or otherwise or upon termination of Tenant's right of possession without termination of this Lease, Tenant shall surrender possession of the Premises to Landlord and deliver all keys to the Premises to Landlord and make known to Landlord the combination of all locks of vaults then remaining in the Premises, and shall, subject to Sections 9.2 through 9.4, return the Premises and all equipment and fixtures of Landlord therein to Landlord in as good condition as when Tenant originally took possession, ordinary wear, loss or damage by fire or other insured casualty, and damage resulting from the act of Landlord or its employees and agents excepted, failing which Landlord may restore the Premises and such equipment and fixtures to such condition and Tenant shall pay the reasonable cost thereof to Landlord on demand.

Section 9.2 Installations and Additions

All installations, additions, partitions, hardware, light fixtures, nontrade fixtures and improvements, temporary or permanent, except FF&E, trade fixtures, movable furniture and equipment belonging to Tenant, in or upon the Premises, whether placed there by Tenant or Landlord, shall be Landlord's property and shall remain upon the Premises at the termination of this Lease, all without compensation, allowance, or credit to Tenant; provided, however, that if prior to such termination or within 10 days thereafter Landlord so directs by notice, Tenant, at Tenant's sole cost and expense, shall promptly remove such of the installations, additions, partitions, hardware, light fixtures, nontrade fixtures and improvements placed in the Premises by Tenant as are designated in such notice and repair any damage to the Premises caused by such removal, failing which Landlord may remove the same and repair the Premises, and Tenant shall pay the reasonable cost thereof to Landlord on demand. Tenant may request, prior to making the installations, additions or other improvements provided hereinabove that Landlord determine whether Tenant shall be obligated to remove such installations, additions or other improvements (in which case Landlord shall make such determination in a reasonable manner within five days following such request); provided, however, that Landlord shall not be precluded from exercising its right to require such removal, notwithstanding a prior manifestation of contrary intent, if the condition of such installations, additions or other improvements has deteriorated and constitutes in Landlord's determination, unreasonable wear and tear.

Section 9.3 Trade Fixtures and Personal Property

Tenant shall also remove Tenant's furniture, machinery, safes, trade fixtures and other items of movable personal property of every kind and description belonging to Tenant from the Premises and restore any damage to the Premises caused thereby, such removal and restoration to be performed prior to the end of the Term (whether by lapse of time or by earlier termination of this Lease) or Tenant's right of possession, whichever might be earlier. If Tenant fails to remove such items, Landlord may do so and thereupon the provisions of Section 19.6 shall apply, and Tenant shall pay to Landlord upon demand the reasonable cost of removal and of restoring the Premises.

Section 9.4 Survival

All obligations of Tenant under this Article 9 shall survive the expiration of the Term or sooner termination of this Lease.

ARTICLE 10
HOLDING OVER

Tenant shall pay Landlord for each day Tenant retains possession of the Premises or any part thereof after termination of this Lease, or of Tenant's right to possession of the Premises, by lapse of time or otherwise, an amount which is 110% of the amount of Rent, plus $200, for a day based on the annual rate of Base Rent set forth in Section 4.1 last payable and on the last amount of Tenant's Share of Impositions provided for in Article 5 for the period in which such possession occurs, calculated as though such period were within the Term, and, to the extent enforceable by law, Tenant shall also pay all damages, consequential as well as direct, sustained by Landlord by reason of such retention. Nothing contained in this Section shall be construed or operate as a waiver

of Landlord's right of reentry or any other right or remedy of Landlord. Any such holding over shall be a tenancy at sufferance.

ARTICLE 11
COMPLIANCE BY TENANT

Tenant agrees, for itself, its agents, contractors, subtenants, invitees and licensees, (i) to observe and not to interfere with the rights reserved to Landlord contained in this Lease, and (ii) to comply with all terms and conditions set forth in any recorded easements, covenants, conditions or restrictions pertaining to the Premises at the present time or, if Tenant has consented thereto, thereafter. Any violation of the foregoing agreements may be enjoined; but, whether or not so enjoined, Tenant acknowledges and agrees that it shall be and remain liable for all damages, loss, costs and expenses resulting therefrom.

ARTICLE 12
RIGHTS RESERVED TO LANDLORD

Landlord reserves the following rights, exercisable after reasonable advance notice and in such manner as will minimize interference with the use and occupancy of the Premises:

(a) to change the name or street address of the Premises (but only if requested to do so by the U.S. postal service or the local municipality or any other Governmental Authority);

(b) to retain at all times, and to use in appropriate instances, pass keys to the Premises;

(c) to exhibit the Premises at reasonable hours, provided Landlord's activities shall not interfere with and of the permitted uses set forth in Article 6 of this Lease;

(d) to enter the Premises at reasonable hours for inspection; and

(e) to enter the Premises in the event of an emergency (without advance notice) and take all steps deemed reasonably necessary by it to respond to such emergency.

ARTICLE 13
MAINTENANCE

Subject to any limitation set forth in Section 8.2 hereof, Tenant shall keep and maintain the entire exterior and interior of the Premises, specifically including, without limitation, the roof, structural components of the Premises, the lighting systems, and the Building Systems Equipment in good condition and repair. Tenant specifically agrees to cause the requirements under the Financing Documents and the Operating Contracts with respect to the maintenance of the physical condition of the Premises that are the obligation of Tenant thereunder to be complied with at all times, at its sole cost and expense. Tenant shall keep the Premises from falling temporarily out of repair or deteriorating. Tenant shall further keep and maintain the improvements at any time situated upon the Premises and all sidewalks and areas adjacent thereto, and all landscaped areas adjacent thereto, safe, secure, clean and sanitary (including, without limitation, snow and ice

clearance, planting and replacing flowers and landscaping, and necessary interior painting and carpet cleaning), and in full compliance with all health, safety and police regulations in force.

ARTICLE 14
ALTERATIONS

Section 14.1 Recapture Limitation

Subject to the terms and provisions of the Financing Documents, Tenant and Landlord shall not during the Recapture Period, without the prior written consent of Tenant's Investor Member, which may be withheld in Tenant's Investor Member's sole and absolute discretion, make any alterations, additions or improvements to the Premises in violation of Section 47 of the Code, or which would cause a recapture of Federal Historic Tax Credits under Section 50 of the Code or recapture of State Historic Tax Credits under New York Tax Law Section 210-B(26) and 606(oo). Any alterations, additions or improvements which are consented to shall continue to be subject to the remaining terms and conditions set forth in this Article.

ARTICLE 15
ASSIGNMENT AND SUBLETTING

Section 15.1 Assignment and Subletting

Except as otherwise herein provided and except for the Project Sublease and with respect to those certain loans to Tenant previously consented to by Landlord, Tenant shall not, without the prior written consent of Landlord in each instance, unless reasonably necessary for the rehabilitation or operation of the Premises (i) assign, transfer, mortgage, pledge, hypothecate or encumber, or subject to or permit to exist upon or be subjected to any lien or charge, this Lease or any interest under it; (ii) allow to exist or occur any transfer of or lien upon this Lease or Tenant's interest herein by operation of law; (iii) sublet the Premises or any part thereof; or (iv) permit the use or occupancy of the Premises or any part thereof for any purpose not provided for under Article 6 of this Lease or by anyone other than Tenant and Tenant's employees and permitted subtenants. In no event shall this Lease be assigned or assignable by voluntary or involuntary bankruptcy proceedings or otherwise, and in no event shall this Lease or any rights or privileges hereunder be an asset of Tenant under any bankruptcy, insolvency or reorganization proceedings.

Notwithstanding anything herein to the contrary, Landlord agrees that Tenant may, without the written consent of Landlord, enter into agreements for the use of the Premises, provided that (i) such agreements are not leases or subleases other than those leases and subleases contemplated in Article 6 of this Lease, and (ii) all leases, subleases, tenancies and any other agreements relating to the possession and/or occupancy of any portion of the Premises shall be subject to the requirements of Financing Documents and any and all rights of the lender under the Financing Documents to consent or approve such leases, subleases, tenancies and any other agreements relating to the possession and/or occupancy of the Premises.

Section 15.2 Tenant To Remain Obligated

Consent by Landlord to any assignment, subletting, use, occupancy or transfer shall not operate to relieve Tenant from any covenant or obligation hereunder except to the extent, if any,

expressly provided for in such consent, or be deemed to be a consent to or relieve Tenant from obtaining Landlord's consent to any subsequent assignment, transfer, lien, charge, subletting, use or occupancy. Tenant shall pay all of Landlord's costs, charges and expenses, including attorneys' fees, reasonably incurred in connection with any assignment, transfer, lien, charge, subletting, use or occupancy made or requested by Tenant.

Section 15.3 Landlord's Consent

Landlord will not unreasonably withhold or delay its consent to Tenant's assignment of this Lease or subletting the space leased hereunder wherever such consent is required hereunder. Landlord shall not be deemed to have unreasonably withheld its consent to a sublease of all or part of the Premises or an assignment of this Lease if its consent is withheld because: (i) Tenant is then in default beyond any applicable grace period hereunder or an event of default has occurred which, but for the giving of notice or passage of time or both, would constitute a default by Tenant; (ii) any notice of termination of this Lease or termination of Tenant's possession shall have been given under Article 19 hereof; (iii) the portion of the Premises which Tenant proposes to sublease, including the means of ingress to and egress from and the proposed use thereof, or the remaining portion of the Premises will violate any city, state or federal law, ordinance or regulation, including, without limitation, any applicable building code or zoning ordinances; (iv) the proposed use of the Premises by the subtenant or assignee does not conform with the uses permitted by this Lease; and (v) the consent of any lender is required under the applicable Financing Documents and is not granted by such lender; provided, however, that the foregoing are merely examples of reasons for which Landlord may withhold its consent and shall not be deemed to be exclusive of any permitted reasons for reasonably withholding consent, whether similar to or dissimilar from the foregoing examples. Any consent by Landlord to a proposed assignment or sublease shall in any event be subject to the terms of Section 15.1 and Section 15.2.

Section 15.4 Assignee To Assume Obligations

If Tenant shall assign this Lease as permitted herein, the assignee shall expressly assume all of the obligations of Tenant hereunder in a written instrument reasonably satisfactory to Landlord and furnished to Landlord not later than 15 days prior to the effective date of the assignment. If Tenant shall sublease the Premises as permitted herein, Tenant shall obtain and furnish to Landlord, not later than 15 days prior to the effective date of such sublease and in form satisfactory to Landlord, the written agreement of such subtenant stating that the subtenant will attorn to Landlord, at Landlord's option and written request, in the event this Lease terminates before the expiration of the sublease.

Section 15.5 Change of Ownership or Control of Tenant

Notwithstanding anything to the contrary in this Article 15, if Tenant is a corporation, partnership or limited liability company, and if during the Term of this Lease, Tenant contemplates that the ownership of the shares of stock, partnership interests or membership interests in Tenant shall be changing, such proposed change shall not constitute a proposed assignment of this Lease or otherwise be governed by the terms of this Article 15. Notwithstanding the foregoing, Tenant shall advise Landlord of any such changes.

ARTICLE 16
WAIVER OF CERTAIN CLAIMS; INDEMNITY BY TENANT

Section 16.1 Waiver of Certain Claims; Release by Tenant

To the extent not expressly prohibited by law, Tenant releases Landlord and its beneficiaries, if any, and their agents, servants and employees, from and waives all claims for damages to person or property sustained by Tenant, or by any other person, resulting directly or indirectly from fire or other casualty, or any existing or future condition, defect, matter or thing in or about the Premises, or from any equipment or appurtenance therein, or from any accident in or about the Premises, or from any act or neglect of any other person, including Landlord's agents and employees and contractors; provided, however, that the foregoing release shall not operate in the event of the gross negligence or willful misconduct of Landlord's agents, employees or contractors. This Section 16.1 shall apply especially, but not exclusively, to damage caused by water, snow, frost, steam, excessive heat or cold, sewerage, gas, odors or noise, or the bursting or leaking of pipes or plumbing fixtures, broken glass, sprinkling or air conditioning devices or equipment, or flooding of basements, and shall apply without distinction as to the person whose act or neglect was responsible for the damage and whether the damage was due to any of the acts specifically enumerated above or from any other thing or circumstance, whether of a like nature or of a wholly different nature.

Section 16.2 Damage Caused by Tenant's Neglect

If any damage to the Premises, or any equipment or appurtenance thereon, results from any act or neglect of Tenant, its agents, contractors, licensees or invitees, Tenant shall be liable therefor, and Landlord may at its option following expiration of the applicable grace period repair such damage, and Tenant shall upon demand by Landlord reimburse Landlord for all reasonable costs of repairing such damage in excess of amounts, if any, paid to Landlord under insurance covering such damage.

Section 16.3 Tenant Responsible for Personal Property

All personal property on the Premises belonging to Tenant shall be there at the risk of Tenant, and Landlord shall not be liable for damage thereto or theft or misappropriation thereof.

Section 16.4 Indemnification

To the extent not expressly prohibited by law, Tenant agrees to hold Landlord and its beneficiaries, if any, and their agents, servants and employees, harmless and to indemnify each of them against Adverse Consequences arising from injuries to all persons and damage to or theft or misappropriation or loss of property occurring in or about the Premises arising from Tenant's occupancy of the Premises or the conduct of its business or from any activity, work or thing done, permitted or suffered by Tenant in or about the Premises or from any breach or default on the part of Tenant in the performance of any covenant or agreement on the part of Tenant to be performed pursuant to the terms of this Lease, or due to any other act or omission of Tenant, its agents, contractors, invitees or licensees, but only to the extent of Landlord's liability, if any, in excess of amounts, if any, paid to Landlord under insurance covering such claims or liabilities. Tenant's obligation to indemnify Landlord hereunder shall include the duty to defend against any claims

creating such Adverse Consequences and to pay any judgments, settlements, costs, fees and expenses, including attorneys' fees, reasonably incurred in connection therewith. For such purpose, Tenant shall be entitled to the use of an attorney designated by it or its insurer.

ARTICLE 17
DAMAGE OR DESTRUCTION BY CASUALTY

If the Premises shall be damaged by fire or other casualty and if such damage does not render all or a substantial portion of the Premises untenantable, then Tenant shall proceed to repair and restore the same with reasonable promptness, subject to reasonable delays for insurance adjustments and delays caused by matters beyond Tenant's reasonable control. If any such damage renders all or a substantial portion of the Premises untenable (a "Substantial Casualty"), Tenant shall, with reasonable promptness after the occurrence of such damage, estimate the length of time that will be required to substantially complete the repair and restoration of such damage and shall by notice advise Landlord of such estimate. If it is so estimated that the amount of time required to substantially complete the repair and restoration of a Substantial Casualty will exceed 360 days from the later of (i) the date of such notice or (ii) the date of collection of the insurance proceeds (the "Start Date"), then either Landlord or Tenant shall have the right to terminate this Lease as of the date of such damage upon giving notice to the other at any time within 20 days after Tenant gives Landlord the notice containing said estimate (it being understood that Tenant may, if it elects to do so, also give such notice of termination together with the notice containing said estimate). Unless this Lease is terminated as provided in the preceding sentence, Tenant may proceed with reasonable promptness to repair and restore the Premises, subject to reasonable delays for insurance adjustments and delays caused by matters beyond Tenant's reasonable control, and also subject to zoning laws and building codes then in effect. Landlord shall have no liability to Tenant, and Tenant shall not be entitled to terminate this Lease (except as hereinafter provided) if such repairs and restoration are not in fact completed within the time period estimated by Tenant, as aforesaid. If the Premises are not repaired or restored within the time period estimated by Tenant (as the same may be extended for a period not to exceed 150% of the time period estimated by Tenant, to the extent that additional time is required on account of Tenant's inability to timely perform as more specifically provided in Section 30.11) after the Start Date, then either party may terminate this Lease, effective as of the date of such fire or other casualty, by written notice to the other party not later than 30 days after the expiration of said period, but prior to substantial completion of repair or restoration. Notwithstanding anything to the contrary herein set forth, (a) Landlord shall have no duty pursuant to this Article 17 to expend for any repair or restoration amounts in excess of insurance proceeds paid to Landlord and available for repair or restoration (without limiting Tenant's right to terminate this Lease as aforesaid); (b) Tenant shall not have the right to terminate this Lease pursuant to this Article 17 if the damage or destruction was caused by the act or neglect of Tenant or its agents, contractors or employees; and (c) if any such damage rendering all or a substantial portion of the Premises untenantable shall occur during the last two years of the Term, either party shall have the option to terminate this Lease by giving written notice to the other within 60 days after the date such damage occurred, and, if such option is so exercised, this Lease shall terminate as of the date of such notice.

ARTICLE 18
EMINENT DOMAIN

If the Premises, or a substantial part thereof, shall be taken or condemned by any competent authority for any public or quasipublic use or purpose or transferred in lieu of condemnation, subject to the provisions of the Financing Documents and the rights of lenders set forth therein, the following shall apply. The Term of this Lease shall end upon and not before the earlier of (i) the date when the possession of the part so taken shall be required for such use or purpose or (ii) the effective date of the taking, and (except as otherwise herein provided) without apportionment of the award to or for the benefit of Tenant. In the event of the foregoing, Rent at the then current rate shall be apportioned as of the date of the termination. A "substantial part" of the Premises shall be deemed taken or condemned if, as Tenant may reasonably determine, such part taken shall materially interfere with the economic utilization of the Premises, taken as a whole. No money or other consideration shall be payable by Landlord to Tenant for the right of termination, and Tenant shall have no right to share in the condemnation award, whether for a total or partial taking, other than on account of compensation for the unamortized value of the Tenant's leasehold improvements and on account of Tenant's interest hereunder in light of the below-market rental, if any, payable hereunder subject to the provisions of the Financing Documents and the rights of lenders set forth therein. In the event that the Term of this Lease shall not be terminated as aforesaid in the event of a taking or condemnation, Landlord shall utilize the net proceeds from condemnation for the purpose of restoring the Premises to an economic whole within such a period of time as shall be reasonably necessary under the circumstances subject to the provisions of the Financing Documents and the rights of lenders set forth therein.

ARTICLE 19
DEFAULT

Section 19.1 Default

The occurrence of any one or more of the following matters constitutes a default ("Default") under this Lease:

(a) failure by Tenant to pay, within 10 days after notice of failure to pay on the due date from Landlord to Tenant, Rent or any Additional Rent or other moneys required to be paid by Tenant under this Lease or failure of Landlord to make any payment required of it hereunder within 10 days after notice of failure to pay;

(b) failure by either party to cure within a reasonable time after receipt of notice from the other any Claim or hazardous condition which such party has created in violation of any Environmental Laws or of this Lease;

(c) failure by either party to observe or perform any other covenant, agreement, condition or provision of this Lease, if such failure shall continue for 30 days after notice thereof from the other party, or such longer period as is necessary for the failing party, acting diligently, to cure, if such failure cannot reasonably be corrected within said 30 day period;

(d) the levy upon under writ of execution or the attachment by legal process of the Leasehold Interest of Tenant, or the filing or creation of a lien in respect of such Leasehold Interest, which lien shall not be released or discharged within 60 days from the date of such filing; or

(e) An Event of Bankruptcy occurs as to either party.

Section 19.2 Rights and Remedies of Landlord upon Tenant Default

Notwithstanding any other provision of this Lease, including without limitation, the rights and remedies set forth in this Section 19.2, the rights and remedies available to Landlord for a Default expressly shall not include the right to terminate this Lease during the Recapture Period or prior to the expiration of the Compliance Period (as defined pursuant to the Loan Agreement); provided, however, that Landlord shall have such other rights and remedies provided under this Lease, at law, and in equity in connection with any Default by Tenant, save and except for the right to terminate this Lease, or to exercise or seek any remedy that results in the termination of this Lease, during the Recapture Period. If a Default by Tenant occurs, Landlord shall have the rights and remedies hereinafter set forth, which shall be distinct, separate and cumulative and shall not operate to exclude or deprive Landlord of any other right or remedy allowed it by this Lease or by law or in equity:

(a) Landlord may terminate this Lease by giving to Tenant notice of Landlord's election to do so, in which event the Term of this Lease shall end, and all right, title and interest of Tenant hereunder shall expire on the date stated in such notice;

(b) Landlord may terminate the right of Tenant to possession of the Premises without terminating this Lease by giving notice to Tenant that Tenant's right of possession shall end on the date stated in such notice, whereupon the right of Tenant to possession of the Premises or any part thereof shall cease on the date stated in such notice;

(c) Landlord may enforce the provisions of this Lease and may enforce and protect the rights of Landlord hereunder by a suit or suits in equity or at law for the specific performance of any covenant or agreement contained herein, or for the enforcement of any other appropriate legal or equitable remedy, including recovery of all moneys due or to become due from Tenant under any of the provisions of this Lease; and

(d) Landlord may proceed against the Collateral under the security interest granted to it under Section 19.8 and take any and all actions permitted to a secured party under the laws of New York, including the Uniform Commercial Code as in effect in the State.

Notwithstanding anything in this Section 19.2 or this Lease to the contrary, if there is a Default by the Tenant hereunder this Lease may be terminated and/or the Premises or any portion thereof may be sold by the lender under the Financing Documents pursuant to the exercise of such lender's remedies under the Financing Documents.

Section 19.3 Right To Reenter

If Landlord exercises either of the remedies provided for in subparagraphs (a) and (b) of Section 19.2, Tenant shall surrender possession and vacate the Premises and immediately deliver possession thereof to Landlord, and Landlord may reenter and take complete and peaceful possession of the Premises, pursuant to applicable legal proceedings, full and complete license so to do being hereby granted to Landlord, and Landlord may remove all occupants and property

therefrom, without relinquishing Landlord's right to Rent or any other right given to Landlord hereunder or by operation of law.

Section 19.4 Current Damages

If Landlord terminates the right of Tenant to possession of the Premises without terminating this Lease if permitted by applicable law, Landlord shall have the right to immediate recovery of all amounts then due hereunder. Such termination of possession shall not release Tenant, in whole or in part, from Tenant's obligation to pay the Rent hereunder for the full Term, and Landlord shall have the right, from time to time, to recover from Tenant, and Tenant shall remain liable for, all Rent and any other sums accruing as they become due under this Lease during the period from the date of such notice of termination of possession to the stated end of the Term. In any such case Landlord may relet the Premises or any part thereof for the account of Tenant for such rent, for such time (which may be for a term extending beyond the Term of this Lease) and upon such terms as Landlord shall reasonably determine and collect the rents from such reletting. Landlord shall not be required to accept any tenant offered by Tenant or to observe any instructions given by Tenant relative to such reletting. Also, in any such case, Landlord may make repairs, alterations and additions in or to the Premises and redecorate the same to the extent reasonably deemed by Landlord necessary or desirable and, in connection therewith, change the locks to the Premises, and Tenant shall upon demand pay the reasonable cost of all the foregoing together with Landlord's reasonable expenses of reletting. The rents from any such reletting shall be applied first to the payment of the reasonable expenses of reentry, redecoration, repair and alterations and the reasonable expenses of reletting, and second to the payment of Rent herein provided to be paid by Tenant. Any excess or residue shall operate only as an offsetting credit against the amount of Rent due and owing as the same thereafter becomes due and payable hereunder, and the use of such offsetting credit to reduce the amount of Rent due Landlord, if any, shall not be deemed to give Tenant any right, title or interest in or to such excess or residue, and any such excess or residue shall belong to Landlord solely, and in no event shall Tenant be entitled to a credit on its indebtedness to Landlord in excess of the aggregate sum (including Base Rent and Tenant's Share of Impositions) which would have been paid by Tenant for the period for which the credit to Tenant is being determined, had no Default occurred. No such reentry or repossession, repairs, alterations and additions, or reletting shall be construed as an eviction or ouster of Tenant or as an election on Landlord's part to terminate this Lease, unless a written notice of such intention shall be given to Tenant, or shall operate to release Tenant in whole or in part from any of Tenant's obligations hereunder, and Landlord may, at any time and from time to time, sue and recover judgment for any deficiencies from time to time remaining after the application from time to time of the proceeds of any such reletting.

Section 19.5 Final Damages

If this Lease is terminated by Landlord as provided for by subparagraph (a) of Section 19.2, Landlord shall be entitled to recover from Tenant all Rent accrued and unpaid for the period up to and including such termination date, as well as all other additional sums payable by Tenant or for which Tenant is liable or in respect of which Tenant has agreed to indemnify Landlord under any of the provisions of this Lease, which may be then owing and unpaid, and all costs and expenses, including court costs and attorneys' fees, reasonably incurred by Landlord in the enforcement of its rights and remedies hereunder, and, in addition, Landlord shall be entitled to

recover as damages for loss of the bargain and not as a penalty: (i) the aggregate sum which at the time of such termination represents the excess, if any, of the present value of the aggregate rents which would have been payable after the termination date had this Lease not been terminated, including, without limitation, Base Rent at the annual rate or respective annual rates for the remainder of the Term provided for in Article 4 of this Lease or elsewhere herein, over the then present value of the then aggregate fair rental value of the Premises for the balance of the Term, such present value to be computed in each case on the basis of a per annum discount rate equal to the default rate of interest on the termination date (as described in Section 30.8) from the respective dates upon which such rentals would have been payable hereunder had this Lease not been terminated; and (ii) any damages in addition thereto, including reasonable attorneys' fees and court costs, which Landlord shall have sustained by reason of the breach of any of the covenants of this Lease other than for the payment of Rent.

Section 19.6 Removal of Personal Property

All property of Tenant removed from the Premises by Landlord pursuant to any provisions of this Lease or of law may be handled, removed or stored by Landlord at the cost and expense of Tenant, and Landlord shall in no event be responsible for the value, preservation or safekeeping thereof. Tenant shall pay Landlord for all expenses reasonably incurred by Landlord in such removal and storage charges against such property so long as the same shall be in Landlord's possession or under Landlord's control. All such property not removed from the Premises by the Tenant on or before the end of the Term, however terminated (i.e. whether by lapse of time or otherwise), or on or before the earlier termination of Tenant's right of possession of the Premises, shall, at Landlord's option, be conclusively deemed to have been conveyed by Tenant to Landlord as by bill of sale without further payment or credit by Landlord to Tenant.

Section 19.7 Attorneys' Fees

Tenant shall pay all of Landlord's costs, charges and expenses, including court costs and reasonable attorneys' fees, reasonably incurred in enforcing Tenant's obligations under this Lease, reasonably incurred by Landlord in any action brought by Tenant in which Landlord is the prevailing party, or reasonably incurred by Landlord in any litigation, negotiation or transaction in which Tenant causes Landlord, without Landlord's fault, to become involved or concerned. Landlord shall pay all of Tenant's costs, charges and expenses, including court costs and attorneys' fees reasonably incurred by Tenant in connection with the enforcement of Landlord's obligations under this Lease, reasonably incurred by Tenant in any action brought by Landlord in which Tenant is the prevailing party, or reasonably incurred by Tenant in any litigation, negotiation or transaction in which Landlord causes Tenant, without Tenant's fault, to become involved or concerned.

Section 19.8 Grant of Security Interest by Tenant

(a) To secure its obligations under this Lease, Tenant hereby grants to Landlord a security interest in all of Tenant's right, title and interest in, to and under the following-described property (the "Collateral"):

(i) All of Tenant's interest (whether presently existing or hereafter acquired) in all FF&E which is or becomes attached to, installed in, or used on or in connection with the Premises;

(ii) Tenant's right, title and interest to rent and other payments under the Project Sublease;

(iii) Tenant's right, title and interest in and under the Operating Contracts and any other contracts to the extent they may be pledged or assigned;

(iv) Tenant's revenues, incomes, proceeds, profits and other sums or benefits paid or payable to Tenant in connection with Tenant's operation of the Premises; and

(v) All proceeds, including insurance or condemnation proceeds, that arise out of the sale, liquidation, or other transfer of, or damage to, condemnation of, or destruction of, or sale, use or enforcement of the above-described Collateral, or any proceeds thereof, including cash proceeds.

(b) Tenant shall execute and deliver to Landlord, in form and substance satisfactory to Landlord, such financing statements as Landlord may consider reasonably necessary to create, protect and preserve Landlord's security interest herein granted, and Landlord may cause such statements to be recorded and filed at such times and places as may be required or permitted by law to so create, perfect and preserve such security interest.

(c) The security interest granted pursuant to this Section 19.8 is a collateral security interest only, and Tenant shall have full use of and control over the Collateral prior to the occurrence of, and following the cure of, any Default by Tenant hereunder.

(d) If requested to do so by Landlord, Tenant shall enter into a separate security agreement with Landlord to provide in greater detail the details of the security interest in the Collateral.

(e) Notwithstanding anything to the contrary herein, all right, title and interest of Landlord granted herein, including, without limitation, all remedies exercisable by Landlord hereunder, with respect to the Collateral shall in all instances be subject and subordinate to any security interest in the Collateral granted by Tenant pursuant to the Loan Documents and to any and all increases, renewals, modifications, extensions, substitutions, replacements and/or consolidations thereof.

Section 19.9 Rights and Remedies of Tenant Upon Landlord Default

In addition to any remedies expressly set forth in this Lease, but expressly subject to Section 3.3 prohibiting the termination of the Lease during the Recapture Period and prior to expiration of the Compliance Period (as defined in the Loan Agreement), upon any Default by Landlord hereunder, Tenant shall have the right to terminate this Lease as well as all rights and remedies allowed it by law or in equity.

ARTICLE 20
FINANCING

Section 20.1 Mortgages

Tenant may have previously and may hereafter from time to time and Landlord may contemporaneously herewith and may hereafter from time to time execute and deliver one or more mortgages or deeds of trust (hereinafter referred to as a "Mortgage") against the Premises or any interest therein. Upon request by any such mortgagee, Landlord may grant a security interest to such mortgagee in Landlord's interest in the Collateral in which it has a security interest pursuant to Section 19.8 as security for Tenant's obligations under loan documents.

Section 20.2 Liability of Holder of Mortgage; Attornment

It is further agreed that (i) if any Mortgage shall be foreclosed, (A) the holder of the Mortgage, (or its grantees) or purchaser at any foreclosure sale (or grantee in a deed in lieu of foreclosure), as the case may be, shall not be (x) liable for any act or omission of any prior landlord (including Landlord), (y) subject to any offsets or counterclaims which Tenant may have against a prior landlord (including Landlord), or (z) bound by any prepayment of Rent that Tenant may have made in excess of the amounts then due for the next succeeding month; (B) the liability of the mortgagee hereunder or the purchaser at such foreclosure sale or the liability of a subsequent owner designated as Landlord under this Lease shall exist only so long as such mortgagee, purchaser or owner is the owner of the Premises, and such liability shall not continue or survive with respect to claims accruing after further transfer of ownership; and (C) upon request of the mortgagee, if the Mortgage shall be foreclosed, Tenant will attorn, as Tenant under this Lease, to the purchaser at any foreclosure sale under any Mortgage, and Tenant will execute such instruments as may be necessary or appropriate to evidence such attornment; and (ii) this Lease may not be modified or amended so as to reduce the Rent or shorten the Term provided hereunder or increase Landlord's obligations or decrease Tenant's obligations or so as to adversely affect in any other respect to any material extent the rights of Landlord and obligations of Tenant, nor shall this Lease be cancelled or surrendered, without the prior written consent, in each instance, of the mortgagee under any Mortgage.

Section 20.3 Short Form Lease or Memorandum of Lease

Should any prospective mortgagee require execution of a short form or memorandum or notice of lease for recording (containing the names of the parties, a description of the Premises and the Term of this Lease) or a certification from Tenant concerning this Lease in such form as may be reasonably required by a prospective mortgagee, Tenant agrees to promptly execute such short form of lease or certificate and deliver the same to Landlord within 10 days following the request therefor, whereupon Landlord shall join in the execution of such short form lease and arrange for the recordation thereof. In addition, at the request of Landlord or Tenant, the parties shall execute a memorandum of lease for recording containing the names of the parties, a description of the Premises and the Term of this Lease.

Section 20.4 Tenant Protections

With respect to any Mortgage to which Tenant's interest under this Lease shall be subordinate, Landlord shall use commercially reasonable efforts to cause the mortgagee thereunder and its successors and assigns to agree to recognize and not disturb the interest of Tenant in the event of a default by Landlord under said Mortgage so long as Tenant is not in default under this Lease. Notwithstanding the foregoing, Landlord shall agree to send a copy of any notice of default under such Mortgage for the financing related thereto promptly to Tenant.

Section 20.5 Limitation on Landlord's Rights To Refinance

Landlord shall not be entitled to refinance or secure any additional debt with the Premises not otherwise secured by the Premises as of the Commencement Date without the Tenant's written consent.

ARTICLE 21
MORTGAGEE PROTECTION

Tenant agrees to give any holder of any Mortgage (as defined in Section 20.1 hereof) against the Premises, or any interest therein, by registered or certified mail, a copy of any notice or claim of Default served upon Landlord by Tenant, provided that prior to such notice Tenant has been notified in writing (by way of service on Tenant of a copy of an assignment of Landlord's interests in leases, or otherwise) of the address of such Mortgage holder. Tenant further agrees that if Landlord shall have failed to cure such Default within 20 days after such notice to Landlord (or if such Default cannot be cured or corrected within that time, then such additional time as may be necessary if Landlord has commenced within such 20 days and is diligently pursuing the remedies or steps necessary to cure or correct such Default), then the holder of the Mortgage shall have an additional 30 days within which to cure or correct such Default (or if such Default cannot be cured or corrected within that time, then such additional time as may be necessary if such holder of the Mortgage has commenced within such 30 days and is diligently pursuing the remedies or steps necessary to cure or correct such Default, including the time necessary to obtain possession if possession is necessary to cure or correct such Default).

ARTICLE 22
ESTOPPEL CERTIFICATE

Tenant agrees that, from time to time upon not less than 10 days' prior request by Landlord or the holder of any Mortgage, Tenant (or any permitted assignee, subtenant, licensee, concessionaire or other occupant of the Premises claiming by, through or under Tenant) will deliver to Landlord, or to the holder of any Mortgage, a statement in writing signed by Tenant certifying (i) that this Lease is unmodified and in full force and effect (or if there have been modifications, that this Lease as modified is in full force and effect and identifying the modifications); (ii) the date upon which Tenant began paying Rent and the dates to which the Rent and other charges have been paid; (iii) that Landlord is not in Default under any provision of this Lease, or, if in Default, the nature thereof in detail; (iv) that (if applicable) the Premises have been completed in accordance with the terms hereof and Tenant is in occupancy and paying Rent on a current basis with no rental offsets or claims; (v) that there has been no prepayment of Rent other than that provided for in this Lease; (vi) that there are no actions, whether voluntary or otherwise, pending against Tenant under the bankruptcy laws of the United States or any state thereof; and

(vii) such other matters as may be required by Landlord, the holder of the Mortgage. Landlord shall provide a statement of like tenor if and as requested by Tenant.

ARTICLE 23
SUBROGATION AND INSURANCE

Section 23.1 Waiver of Subrogation

Landlord and Tenant agree to have all fire and extended coverage and other property damage insurance which may be carried by either of them endorsed with a clause (if commercially available) providing that any release from liability of, or waiver of claim for, recovery from the other party entered into in writing by the insured thereunder prior to any loss or damage shall not affect the validity of said policy or the right of the insured to recover thereunder and providing further that the insurer waives all rights of subrogation which such insurer might have against the other party. Without limiting any release or waiver of liability or recovery set forth elsewhere in this Lease, and notwithstanding anything in this Lease which may appear to be to the contrary, each of the parties hereto waives all claims for recovery from the other party for any loss or damage to any of its property insured under valid and collectible insurance policies to the extent of any recovery collectible under such insurance policies. Notwithstanding the foregoing or anything contained in this Lease to the contrary, any release or any waiver of claims shall not be operative, nor shall the foregoing endorsements be required, in any case where the effect of such release or waiver is to invalidate insurance coverage or invalidate the right of the insured to recover thereunder or to increase the cost thereof (provided that in the case of increased cost the other party shall have the right, within 10 days following written notice, to pay such increased cost keeping such release or waiver in full force and effect).

Section 23.2 Insurance

(a) From and after the Commencement Date, Landlord shall procure and maintain policies of insurance, including, without limitation, liability, casualty and rental interruption insurance for the Premises, during the entire Term hereof with terms and coverages and companies reasonably satisfactory to Tenant and with such increases in limits as Tenant may from time to time reasonably request, including all insurance required under any Financing Documents and/or under the Operating Contracts. Tenant shall reimburse Landlord for the cost thereof, upon demand. If Landlord does not provide such insurance as is required hereunder, it shall not constitute a default, but in such case Tenant shall cause such policies to be procured and maintained. If Landlord provides policies of insurance, such policies shall be all risk coverage exclusive of footings and foundation.

(b) All policies of insurance required hereunder which insure against loss or damage to the Premises shall provide that the proceeds thereof (or so much of such proceeds as pertain to loss or damage to the Premises) shall be payable to Landlord, and if Landlord so desires, shall also be payable to any contract purchaser of the Premises and any holder of a Mortgage, as the interest of such purchaser or holder of a Mortgage appears pursuant to a standard additional insured or mortgagee clause. Except as required under the Financing Documents, Landlord shall not, on Landlord's own initiative or pursuant to request or requirement of any third party other than the lender under the Financing Documents, take out separate insurance concurrent in form or

contributing in the event of loss with that required hereunder, unless Tenant is included therein as an additional insured with loss payable as in this Section provided Landlord shall immediately notify Tenant whenever any such separate insurance is taken out and shall deliver to Tenant duplicate originals thereof or original certificates evidencing the same with true copies of such insurance policies attached. All such policies of insurance shall provide that any loss shall be payable to Landlord notwithstanding any act or omission of Tenant which might otherwise result in a forfeiture or reduction of such insurance.

Section 23.3 Certificates of Insurance

Prior to the Commencement Date, in the event Landlord obtains insurance covering the Premises, Landlord shall furnish to Tenant policies or certificates evidencing such coverage, which policies or certificates shall state that such insurance coverage may not be reduced, cancelled or not renewed without at least 30 days' prior written notice to Landlord and Tenant (unless such cancellation is due to nonpayment of premium, and, in that case, only 10 days' prior written notice shall be sufficient).

ARTICLE 24
NONWAIVER

No waiver of any condition expressed in this Lease shall be implied by any failure of either party to enforce any remedy on account of the violation of such condition whether or not such violation be continued or repeated subsequently, and no express waiver shall affect any condition other than the one specified in such waiver and that one only for the time and in the manner specifically stated. Without limiting Landlord's rights under Article 10, it is agreed that no receipt of monies by Landlord from Tenant after the termination in any way of the Term or of Tenant's right of possession hereunder or after the giving of any notice shall reinstate, continue or extend the Term or affect any notice given to Tenant prior to the receipt of such monies. It is also agreed that after the service of notice or the commencement of a suit or after final judgment for possession of the Premises, Landlord may receive and collect any monies due, and the payment of said monies shall not waive or affect said notice, suit or judgment.

ARTICLE 25
AUTHORITY OF TENANT

Tenant is a limited liability company and Tenant represents and warrants that all of the Persons who are managers or managing members in such limited liability company have executed this Lease on behalf of Tenant, or that this Lease has been executed and delivered pursuant to and in conformity with a valid and effective authorization therefor by all of the managers or managing members of such company and is and constitutes the valid and binding agreement of the company enforceable in accordance with its terms.

ARTICLE 26
REAL ESTATE BROKERS

Each party represents that it has not dealt with any broker in connection with this Lease, and agrees to indemnify and hold the other harmless from all Adverse Consequences arising from any claims or demands of any broker or brokers or finders for any commission alleged to be due

such broker or brokers or finders in connection with its having introduced such party to the Premises or dealing with such party in the negotiation of this Lease.

ARTICLE 27
NOTICES

All notices and demands or requests required or desired to be given by either party to the other with respect to this Lease or the Premises shall be in writing and shall be sent by overnight courier service, prepaid, or sent by United States registered or certified mail, return receipt requested, postage prepaid, and addressed as follows:

If to Tenant: HAF Holdings II, LLC
89 Lexington Avenue,
Albany, NY, 12206
Attn: Ms. Pamela Howard
Email: phoward@historic-albany.org

If to Landlord: Historic Albany Foundation, Inc.
89 Lexington Avenue,
Albany, NY, 12206
Attn: Ms. Pamela Howard
Email: phoward@historic-albany.org

With a copy to: Yots Law Firm P.C.
221 Bedford Avenue
Buffalo, NY 14216
Attn: Richard T. Rogers, Esq.

Notices and demands shall be deemed given and served (i) upon receipt of or refusal to accept any such notice or demand, or (ii) one (1) business day after the deposit of any such notice or demand with an overnight courier service. Either party may change its address for receipt of notices by giving notice of such change to the other party in accordance herewith. Notices and demands from Landlord to Tenant may be signed by Landlord, its manager(s) or managing member(s), or the duly authorized agent of any of them.

ARTICLE 28
HAZARDOUS SUBSTANCES

Section 28.1 Additional Defined Terms

As used in this Lease, the following terms shall have the meanings set forth below:

(a) "Claim" shall mean and include any demand, cause of action, proceeding or suit

(i) for damages (actual or punitive), losses, injuries to person or property, damages to natural resources, fines, penalties, interest, contribution or settlement,

(ii) for the costs of site investigations, feasibility studies, information requests, health or risk assessments or Response actions, and

(iii) (iii) for enforcing insurance, contribution or indemnification agreements.

(b) "Environmental Laws" shall mean and include all existing and future federal, state and local statutes, ordinances, regulations and rules relating to environmental quality, health, safety, contamination and cleanup, including, without limitation, the Clean Air Act, 42 U.S.C. Section 7401 *et seq.*; the Clean Water Act, 33 U.S.C. Section 1251 *et seq.*, and the Water Quality Act of 1987; the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), 7 U.S.C. Section 136 *et seq.*; the Marine Protection, Research, and Sanctuaries Act, 33 U.S.C. Section 1401 *et seq.*; the National Environmental Policy Act, 42 U.S.C. Section 4321 *et seq.*; the Noise Control Act, 42 U.S.C. Section 4901 *et seq.*; the Occupational Safety and Health Act, 29 U.S.C. Section 651 *et seq.*; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. Section 6901 *et seq.*, as amended by the Hazardous and Solid Waste Amendments of 1984; the Safe Drinking Water Act, 42 U.S.C. Section 300f *et seq.*; the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 *et seq.*, as amended by the Superfund Amendments and Reauthorization Act, the Emergency Planning and Community Right to Know Act, and the Radon Gas and Indoor Air Quality Research Act; the Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 *et seq.*; the Atomic Energy Act, 42 U.S.C. Section 2011 *et seq.*, the Nuclear Waste Policy Act of 1982, 42 U.S.C. Section 10101 *et seq.* and the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq; and state superlien and environmental cleanup statutes, with implementing regulations and guidelines. Environmental Laws shall also include all existing and future state, regional, county, municipal and other local laws, regulations and ordinances insofar as they are equivalent or similar to the federal laws recited above or purport to regulate Hazardous Materials.

(c) "Hazardous Materials" shall mean and include the following, including mixtures thereof: any hazardous substance, pollutant, contaminant, waste, byproduct or constituent regulated under any Environmental Laws; oil and petroleum products and natural gas, natural gas liquids, liquefied natural gas and synthetic gas usable for fuel; pesticides regulated under the FIFRA; asbestos and/or any material which contains any hydrated mineral silicate, including but not limited to chrysolite, amosite, crocidolite, tremolite, anthophylite, and/or actinolite, whether friable or non-friable, lead-based paint, PCBs and other substances regulated under the TSCA; source material, special nuclear material, byproduct material and any other radioactive materials or radioactive wastes, however produced, regulated under the Atomic Energy Act or the Nuclear Waste Policy Act; chemicals subject to the OSHA Hazard Communication Standard, 29 C.F.R. § 1910.1200 *et seq.*; and industrial process and pollution control wastes, whether or not hazardous within the meaning of RCRA, together with any and all other hazardous or toxic materials regulated from time to time under any other Environmental Laws.

(d) "Manage" or "Management" means to generate, manufacture, process, treat, store, use, reuse, refine, recycle, reclaim, blend or burn for energy recovery, incinerate, accumulate speculatively, transport, transfer, dispose of or abandon Hazardous Materials.

(e) "Release" or "Released" shall mean any actual or threatened spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Materials into the environment, as "environment" is defined in CERCLA.

(f) "Response" or "Respond" shall mean action taken in compliance with Environmental Laws to correct, remove, remediate, cleanup, prevent, mitigate, monitor, evaluate, investigate, assess or abate the Release of a Hazardous Material.

Section 28.2 Tenant's Obligations with Respect to Environmental Matters

During the Term of this Lease: (i) Tenant shall at its own cost comply with all Environmental Laws; (ii) Tenant shall not conduct or authorize the Management of any Hazardous Materials on the Premises, including installation of any underground storage tanks, without prior written disclosure to and approval by Landlord, provided, however, that the use by Tenant of cleaning products and other materials used in the ordinary course of the operation of the Premises shall be deemed disclosed to and approved by Landlord, as long as such use is not in violation of any Environmental Laws; (iii) Tenant shall not take or permit any action that would subject the Premises to permit requirements under RCRA or any other Environmental Laws for storage, treatment or disposal of Hazardous Materials; (iv) Tenant shall not dispose of or permit the disposal of Hazardous Materials in dumpsters (if any) provided by Landlord for Tenant use; (v) Tenant shall not discharge or permit the discharge of Hazardous Materials into drains or sewers; (vi) Tenant shall not cause or allow the Release of any Hazardous Materials on, to or from the Premises; and (vii) Tenant shall at its own cost arrange for the lawful transportation and offsite disposal of all Hazardous Materials that is generated by the operation of the Premises.

Section 28.3 Copies of Notices

During the term of this Lease, Tenant shall promptly provide Landlord with copies of all summons, citations, directives, information inquiries or requests, notices of potential responsibility, notices of violation or deficiency, orders or decrees, Claims, complaints, investigations, judgments, letters, notices of environmental liens or Response actions in progress and other communications, written or oral, actual or threatened, from the United States Environmental Protection Agency, Occupational Safety and Health Administration, New York Department of Conservation, New York Department of Health, or other federal, state or local agency or authority, or any other entity or individual, concerning (i) any Release of a Hazardous Material on, to or from the Premises; (ii) the imposition of any lien on the Premises; or (iii) any alleged violation of or responsibility under Environmental Laws. Landlord and Landlord's agents, contractors, beneficiaries and employees (and the agents, contractors, employees or representatives of any such parties) shall have the right subject to the other applicable provisions of this Lease to

enter the Premises and conduct appropriate inspections or tests in order to determine Tenant's compliance with Environmental Laws.

Section 28.4 Tests and Reports

Upon written request by Landlord, Tenant shall provide Landlord with the results of appropriate reports and tests, with transportation and disposal contracts for Hazardous Materials, with any permits issued under Environmental Laws, and with any other applicable documents to demonstrate that Tenant complies with all Environmental Laws relating to the Premises, and if such reports, tests or other items reveal any failure of the Premises to so comply with all Environmental Laws, then, in addition to other rights and remedies of Landlord hereunder, Tenant shall reimburse Landlord, upon demand, for the reasonable cost of conducting reports, tests and other investigations as necessary to demonstrate compliance with all Environmental Laws.

Section 28.5 Access and Inspection

Landlord and its agents and representatives shall have access to the Premises and to the books and records of Tenant (and any occupant of the Premises claiming by, through or under Tenant) relating to Hazardous Materials for the purpose of ascertaining the nature of the activities being conducted thereon and to determine the type, kind and quantity of all products, materials and substances brought onto the Premises or made or produced thereon. Landlord and its agents and representatives shall have the right to take samples in quantity sufficient for scientific analysis of all products, materials and substances present on the Premises, including, but not limited to, samples of products, materials or substances brought onto or made or produced on the Premises by Tenant or an occupant claiming by, through or under Tenant or otherwise present on the Premises. Further, notwithstanding any provision of this Lease or applicable statutes or judicial decisions to the contrary, with respect to any assignment, subletting, grant of license, concession or any other permission to use the Premises by any Person other than Tenant, Landlord shall have the right to withhold Landlord's consent thereto if, the assignee, subtenant, licensee, concessionaire or such other Person is not capable of performing or is not sufficiently qualified to perform in accordance with the requirements of this Lease. Any assignment, sublease, license or other permission to use the Premises from which Landlord withholds its consent as provided in this Section 28.5 shall be voidable at the Landlord's sole option.

Section 28.6 Tenant's Obligation To Respond

If Tenant's Management of Hazardous Materials at the Premises (i) gives rise to liability or to a Claim under any Environmental Law, (ii) causes a significant public health effect, or (iii) creates a nuisance, Tenant shall promptly take all appropriate action in Response.

Section 28.7 [RESERVED]

Section 28.8 Indemnification

(a) Tenant shall indemnify, defend and hold harmless Landlord, its partners or members, its beneficiaries, its lenders, any managing agents and leasing agents of the Premises, and their respective beneficiaries, agents, partners, officers, directors and employees, from all Claims arising from or attributable to: (i) the presence of Hazardous Materials in or on the Premises

or the subsurface thereof or the violation of any Environmental Laws (including, without limiting the generality thereof, any cost, Claim, liability or defense expended in Response required by a governmental authority or by reason of the Release, escape, seepage, leakage, discharge or migration of any Hazardous Material on or from the Premises or violation of any Environmental Laws), or (ii) any breach by Tenant of any of its obligations, warranties, representations or covenants in this Lease. Tenant's obligations hereunder shall survive the termination or expiration of this Lease.

(b) Landlord shall indemnify, defend and hold harmless Tenant, its partners or members, its beneficiaries, its lenders, any managing agents and leasing agents of the Premises, and their respective beneficiaries, agents, partners, officers, directors and employers, from all Claims arising from or attributable to any breach by Landlord of any of its representations, warranties or covenants in Article 28. Landlord's obligations hereunder shall survive the termination or expiration of this Lease.

ARTICLE 29
[RESERVED]

ARTICLE 30
MISCELLANEOUS

Section 30.1 Successors and Assigns

Each provision of this Lease shall extend to and shall bind and inure to the benefit not only of Landlord and Tenant, but also their respective heirs, legal representatives, successors and assigns, but this provision shall not operate to permit any transfer, assignment, mortgage, encumbrance, lien, charge or subletting contrary to the provisions of this Lease.

Section 30.2 Modifications in Writing

No modification, waiver or amendment of this Lease or of any of its conditions or provisions shall be binding upon either party unless in writing signed by such party.

Section 30.3 No Option; Irrevocable Offer

Submission of this instrument for examination shall not constitute a reservation of or option for the Premises or in any manner bind Landlord, and no lease or obligation of Landlord shall arise until this instrument is signed and delivered by Landlord and Tenant.

Section 30.4 Definition of Tenant

The word "Tenant" whenever used herein shall be construed to mean Tenants or any one or more of them in all cases where there is more than one Tenant; and the necessary grammatical changes required to make the provisions hereof apply either to corporations or other organizations, partnerships or other Entities, or individuals, shall in all cases be assumed as though in each case fully expressed herein. In all cases where there is more than one Tenant, the liability of each shall be joint and several.

Section 30.5 Definition of Landlord

The term "Landlord" as used in this Lease means only the owner or owners at the time being of the Premises so that in the event of any assignment, conveyance or sale, once or successively, of said Premises, or any assignment of this Lease by Landlord, said Landlord making such sale, conveyance or assignment shall be and hereby is entirely freed and relieved of all covenants and obligations of Landlord hereunder accruing after such sale, conveyance or assignment, and Tenant agrees to look solely to such purchaser, grantee or assignee with respect thereto. This Lease shall not be affected by any such assignment, conveyance or sale, and Tenant agrees to attorn to the purchaser, grantee or assignee.

Section 30.6 Headings

The headings of Articles and Sections are for convenience only and do not limit, expand or construe the contents of the Sections.

Section 30.7 Time of Essence

Time is of the essence of this Lease and of all provisions hereof.

Section 30.8 Default Rate of Interest

All amounts (including, without limitation, Rent and Additional Rent) owed by Tenant to Landlord pursuant to any provision of this Lease and not paid within 10 days from the date when due shall bear interest from the date due until paid at the annual rate of one percent in excess of the Designated Prime Rate, unless a lesser rate shall then be the maximum rate permissible by law with respect thereto, in which event said lesser rate shall be charged.

Section 30.9 Severability

The invalidity of any provision of this Lease shall not impair or affect in any manner the validity, enforceability or effect of the rest of this Lease.

Section 30.10 Entire Agreement

All understandings and agreements, oral or written, heretofore made between the parties hereto are merged in this Lease, which alone fully and completely expresses the agreements between Landlord (and its beneficiary, if any, and their agents) and Tenant.

Section 30.11 Force Majeure

If either party fails to timely perform any of the terms, covenants and conditions of this Lease on its part to be performed (other than relating to the payment of money) and such failure is due in whole or in part to any strike, lockout, labor trouble, civil disorder, inability to procure materials, failure of power, restrictive governmental laws and regulations, riots, insurrections, war, fuel shortages, accidents, casualties, acts of God, acts caused directly or indirectly by the other party (or the other party's agents, employees, contractors, licensees or invitees) or any other cause beyond the reasonable control of such party, then such party shall not be deemed in default under

this Lease as a result of such failure and any time for performance by such party provided for herein shall be extended by the period of delay resulting from such cause.

Section 30.12 Signs

Tenant may erect signs on the exterior or interior of the Premises, provided that such sign or signs (i) do not cause any structural damage or other damage to the Premises; (ii) do not violate applicable governmental laws, ordinances, rules or regulations; (iii) do not violate any covenants, conditions or restrictions affecting the Premises; and (iv) are compatible with the architecture of the Premises.

Section 30.13 Waiver of Trial by Jury

IT IS MUTUALLY AGREED BY AND BETWEEN LANDLORD AND TENANT THAT THE RESPECTIVE PARTIES HERETO SHALL, AND THEY HEREBY DO, WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LEASE, THE RELATIONSHIP OF LANDLORD AND TENANT, TENANT'S USE OF OR OCCUPANCY OF THE PREMISES OR ANY CLAIM OF INJURY OR DAMAGE AND ANY EMERGENCY STATUTORY OR ANY OTHER STATUTORY REMEDY. If Landlord commences any summary proceeding for nonpayment of rent, Tenant will not interpose any counterclaim of whatever nature or description in any such proceeding.

Section 30.14 Relationship of Parties

Nothing contained in this lease shall be deemed or construed by the parties to this Lease, or by any third party, to create the relationship of principal and agent, partnership, joint venture, lender and borrower, or any association between Landlord and Tenant, it being expressly understood and agreed that neither the method of computing Rent hereunder nor any other provisions contained in this Lease nor any acts of the parties to this Lease shall be deemed to create any relationship between Landlord and Tenant, other than the leasehold relationship contemplated hereby.

Section 30.15 No Merger

The parties agree that absent the express written consent of Landlord and Tenant, the fee estate and the leasehold estate created by this Lease shall not merge during the Term, regardless whether the same persons or entities are the owners of both estates.

Section 30.16 Governing Law

This Lease shall governed by and construed and enforced in accordance with the laws of the State of New York (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

(Signature Page Follows)

Signature page for Capital Lease:

IN WITNESS WHEREOF, the parties hereto have caused this Capital Lease to be executed as of the date first written above.

LANDLORD:

HISTORIC ALBANY FOUNDATION, INC.,
a New York not-for-profit corporation

By: ______________________________
Name: Pamela Howard
Title: Authorized Signatory

TENANT:

HAF HOLDINGS II, LLC,
a New York limited liability company

By: HAF Hudson MM LLC,
a New York limited liability company
Its: Managing Member

By: Historic Albany Foundation, Inc.,
a New York not-for-profit corporation
Its: Sole Member

By: ______________________________
Name: Pamela Howard
Title: Authorized Signatory

EXHIBIT A

Legal Description

ALL that tract or parcel of land with the buildings and improvements thereon erected, situate in the City of Albany, County of Albany and State of New York on the south side of Hudson Avenue and bounded as follows: On the north by Hudson Avenue, on the south by a lot formerly belonging to the heirs of Matthew Trotter deceased, on the west by a house and lot formerly belonging to William McHarg, and east by a house and lot of Henry R. Pierson formerly belonging to the heirs of Jacob Bloomingdale, deceased, and is in extent north and south one hundred and twenty-three feet, and in width front and rear twenty-eight feet four inches be the same more or less, being the same premises conveyed to Jared Holt by Henry Coughtry by deed dated April 2nd, 1835, recorded in Albany County Clerk's Office, 3rd of April 1835, in Book XX of Deeds at page 215 & c. And also all that certain lot of land adjoining the above described premises on the west and being twenty-eight feet wide by fifteen feet deep, being the premises directly in the rear of No. 50 Hudson Avenue in the City of Albany.

Said premises are commonly known as 48 Hudson Avenue, Albany, New York.

EXHIBIT B

Operating Contracts

Not applicable.

EXHIBIT C

Scope of Rehabilitation

Tenant is to complete all work described in the attached scope of work and the plans and specifications referenced therein and in accordance with the Historic Preservation Certification Application Part 2 – Description of Rehabilitation for the Building as approved by the National Park Service (as modified by any amendments thereto approved by the National Park Service).

Exhibit G

Organizational Chart

HISTORIC ALBANY FOUNDATION
Single-tier (direct) Structure Chart (from Capital Lease)
48 Hudson


Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization
(100%)
HAF Hudson MM LLC
(Managing Member)
168(h) & Corp election
No less than 1%
TBD HTC Investors
(Investor Members)
Up to 99%
Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization
(Current fee owner)
60 Year Capital Lease
HAF Holdings II, LLC
(leasehold owner)
19 Year Lease
Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization

Exhibit H

Financial Statements

HAF Holdings II, LLC

Reviewed Financial Statements

December 31, 2022 and 2021

Table of Contents

SA | SRODA
&Associates CPAs, P.C.
501 Audubon Parkway · Suite 202
Amherst, NY 14228
716-636-0549
www.srodaassociates.com

Independent Accountant's Review Report

To the Member
HAF Holdings II, LLC
Albany, NY

We have reviewed the accompanying financial statements of HAF Holdings II, LLC (a Limited Liability Company), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations and members' equity , and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sroda & Associates CPA's PC

Sroda & Associates, CPA's P.C.
April 15, 2023

HAF Holdings II, LLC
Balance Sheets
December 31, 2022 and 2021

	2022	2021
Assets		
Current assets		
Total current assets	$ -	$ -
Intangibles, net	285	285
	$ 285	$ 285
Liabilities and Stockholder's Equity		
Current liabilities		
Total current liabilities	$ -	$ -
Stockholder's equity		
Capital contributions	285	285
Total stockholder's equity	285	285
	$ 285	$ 285

See independent accountant's review report and accompanying notes.

HAF Holdings II, LLC
Statements of Operations
Years ended December 31, 2022 and 2021

	2022	2021
Revenue		
Lease revenue	$ -	$ -
Expenses		
Repairs and maintenance	-	-
Utilities	-	-
Property management	-	-
Insurance	-	-
Professional fees	-	-
Taxes and licenses	-	-
Total expenses	-	-
Net operating income		
Other expenses		
Depreciation expense	-	-
Interest expense	-	-
Total other expenses	-	-
Net Income (Loss)	$ -	$ -

See independent accountant's review report and accompanying notes.

HAF Holdings II, LLC
Statements of Members' Equity
Years ended December 31, 2022 and 2021

		Total
Balance, December 31, 2020	**$**	**-**
Capital contributions		285
Net income (loss)		-
Distributions		-
Balance, December 31, 2021	**$**	**285**
Capital contributions		-
Net income (loss)		-
Distributions		-
Balance, December 31, 2022	**$**	**285**

See independent accountant's review report and accompanying notes.

HAF Holdings II, LLC
Statements of Cash Flows
For the years ended
December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ -	$ -
Adjustments to reconcile net income (loss)		
to net cash provided by operating activities:		
Depreciation	-	-
Change in assets and liabilities:		
Mortgage escrows	-	-
Cash - restricted - tenant deposits	-	-
Tenant's security deposits	-	-
Net cash provided by (used in) operating activities	-	-
Cash flows from investing activities:		
Purchases of property and equipment	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Principal payments on mortgage payable	-	-
Member loans	-	-
Net cash used in financing activities	-	-
Net increase (decrease) in cash	-	-
Cash, Beginning of year	-	-
Cash, End of year	$ -	$ -
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -

See independent accountant's review report and accompanying notes.

HAF Holdings II, LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Company and Summary of Significant Accounting Policies

Nature of the Company

HAF Holdings II, LLC (the Company) was formed in 2019 to lease real property under a 60 year capital lease structure consisting of a building located at 48 Hudson Avenue, City of Albany, New York and to develop, construct, operate and manage the restored structure in compliance with the federal Historic Rehabilitation Tax Credit Program. It operates under a Limited Liability Operating Agreement that establishes contribution requirements, enumerates all rights and responsibilities of the members and provides for allocation of income and expenses. The initial and sole member of the entity is the Historic Albany Foundation, Inc.

Summary of Significant Accounting Policies

Basis of accounting

The Company's accounts are maintained, and the financial statements have been prepared in accordance with accounting principles general accepted in the United States of America (U.S. GAAP).

Cash and cash equivalents

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

Property and equipment

Property and equipment are stated at cost. Major renewals and betterments are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation is provided using accelerated and straight-line methods, which approximate the economic useful lives of the assets, which range from 5 to 27.5 years.

Income taxes

The Company, with the consent of its members, has elected to be taxed as a partnership, in which the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provisions or liability for income taxes is reflected in the accompanying financial statements.

Lease revenue

The Company recognizes lease revenue on the date lease payments become due in accordance with signed leases. All leases between parties are operating leases.

1. Nature of Company and Summary of Significant Accounting Policies (Continued)

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) Topic 842, Leases, to increase transparency and comparability among organizations related to their leasing arrangements. The update requires additional disclosure of key quantitative and qualitative information for leasing arrangements. Similar to the previous lease guidance, the update retains a distinction between finance leases (similar to capital leases in Topic 840, Leases) and operating leases, with classification affecting the pattern of expense recognition in the income statement. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the standard on January 1, 2022 and will use January 1, 2021 – the beginning of the earliest comparative period that will be presented in our financial statements – as the date of initial application.

The adoption of Topic 842 resulted in the reclassification of the MLS from a capital to a finance lease. Under the transition guidance within Topic 842, the Company continues to record a right to use asset inclusive of the underlying asset and prepaid payments (previously prepaid payments were shown separately on the balance sheet) and corresponding finance lease liability (previously capital lease) as calculated under ASC 840 as there have been no modifications to the MLA. The adoption of the new lease standard did not materially impact the presentation of the MLA in the Company's financial statements.

As a lessor, the Company has leasing operations which consist of subleasing to residential tenants and a commercial tenant. The Company subleases to residential tenants under operating lease agreements that have an initial term of 1 year. The commercial tenant has a term of 7 years. Leases include an option to renew on a month-to-month basis. Lessees do not have any option to purchase the leased asset. Lessees do not have any option to purchase the leased asset. None of the leases are equivalent to or exceeds the underlying asset's fair value nor do they carry a lease term that is for a major part of the remaining economic life of the asset.

The new standard provides a number of optional practical expedients in transition. The Company elected the 'package of practical expedients', which permitted the Company to not reassess under the new standard the prior conclusions about the lease identification, lease classification, and initial direct costs. All of the Company's subleases will continue to be classified as operating leases under ASC 842.

While the new standard identifies common area building maintenance as a non-lease component of the Company's real estate lease contracts, the Company applied the practical expedient to account for its real estate leases and associated common area maintenance service components as a single, combined operating lease component. The adoption of the new lease standard did not materially impact members' equity or cash flows and did not result in a cumulative-effect adjustment to the opening balance of members' equity.

1. Nature of Company and Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

Subsequent events

The Company has evaluated subsequent events through April 15, 2023, the date on which these financial statements were available to be issued.

2. Capital Contributions

The Company consists of a sole member, The Historic Albany Foundation, Inc. which comprise 100% of the capital contributed.

3. Allocation of Profits and Losses

In accordance with the amended and restated operating agreement, operating profits and losses and credits, other than those arising from a capital transaction, will be allocated in the ratio of their ownership percentage. Profits and losses arising from a capital transaction will be allocated to the members in various amounts as described in the amended and restated operating agreement depending on if the amounts are profits or losses and if the members' capital account balances are negative or positive.

Exhibit I

Testing the Waters Information

This offering page is for gauging interest, and is not currently accepting investments. Please review the "Testing The Waters" Disclosure below.


PARKING
Green-Hudson Garage
ParkAlbany
NO STOPPING ANY

Van Ostrande-Radliff House Rehabilitation

Albany, NY

$30.1k - $67.5k in potential investor interest*

Reg CF

$750,000 Funding Goal

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform. Any indication of interest involves no obligation or commitment of any kind. Investment involves a high degree of risk, you should be prepared to lose some or all of the money you invest. Do not invest more than you can afford to lose. Any estimated results of future operations are just that, estimates. They are based on current conditions and our assumption of future events and, as such, are subject to change. The actual result of any investment is likely to differ from these estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in such estimates and investors should not give them undue weight.

*Potential Investor Interest does not reflect a commitment to invest

Common Owner CF LLC acting as intermediary

Offering Details   Updates 0

About The Project


THE
OLDEST BUILDING
OF
ALBANY

Built in 1728, the Van Ostrande-Radliff House is one of a handful of Dutch urban buildings to survive in America and is documented to be the oldest building in Albany. This building is an important piece of America’s Dutch history and a rare and tangible link to one of the country’s earliest urban settlements. It demonstrates the type of early Dutch framing and construction that was prevalent in and around Albany, from the mid-seventeenth century until around the close of the French and Indian War in 1763. While some Dutch buildings from this period have been photographically documented, only two Dutch buildings remain in Albany: the Van Ostrande-Radliff House and Quackenbush House, now the Olde English Pub.

The Van Ostrande-Radliff House is currently vacant with no heat, no water, limited electricity, plywood exterior walls, and pigeons for tenants. It has no use other than Historic Albany's monthly First Friday tours and special events.



Historic Albany is rehabilitating this important structure and taking it from vacant and hidden to actively used and shining for the world to see.

Historic Albany is restoring the exterior of the original Dutch house so it appears as it did in 1728 when constructed, as well as rehabilitating the industrial additions so they can be used once more.



Once complete, Historic Albany will be a tenant in the building, housing the Architectural Parts Warehouse, the Capital Region's beloved salvage shop, HAF's administrative office, and a classroom space for Historic Albany's full schedule of educational programming including: lectures, DIY workshops making art, decor, and furniture out of architectural salvage, DIY restoration activity workshops, the annual Restoration Faire. It will also house a satellite of their Tool Lending Library.






Plumbing

Why Invest?

This project is a direct investment into 300 years of Albany and early American history, connecting investors to the most dynamic and influential cultural heritage projects in the capital city

It will expose the Van Ostrande-Radliff House to the streetscape once again and turn this vacant downtown building into a bustling hub of activity

It will create an easily accessible attraction for Albany County's 4,300 daily cultural tourists

This project will create a center for Albany's 25,000 historic property owners to get guidance, expertise, and house parts they need to maintain, repair, and restore their properties

It is the beginning of a multi-billion dollar investment in revitalizing the "parking lot district" in Downtown Albany, an REDC and NYS priority



Meet the Building

The house was built in 1728 for alderman Johannes Van Ostrande. Johannes was the fourth generation of his family to be born in North America with his ancestors coming to New Amsterdam on one of the earliest ships in 1624. His home was a modest, but comfortable one, designed in the urban style as could be found throughout Albany, Schenectady, and Manhattan.


LEATHER.
JARED HOLT.
JARED & C.B. HOLT.


GEO.T.STONEMAN.
TO LET

The building underwent a growth every 50-70 years getting wider, taller, and deeper with each new owner and new use. The house was actively lived in until 1855. Its last resident was Jared Holt who patented his revolutionary stitching wax in the large brick addition he constructed behind his home. When Jared's wife passed away in 1855 he moved and his leather goods business took over the entire building.

In the late 19th century it became an industrial hub when George T. Stoneman began manufacturing his Albany knit neckties in the building's larger additions.


EQUIPMENT
MODERNISTIC EQUIPMENT
COMMERCIAL REFRIGERATION
TABLES
CHAIRS
COFFEE URNS
BACK BARS
STEAM TABLES
BOOTHS
SHOW CASES
48 REFRIGERATED CASES BOXES & WALK-IN COOLERS 48
48 SAUL EQUIPMENT
48 NEW & USED
TAVERN
BAR GRILL DANCING
METROPOLITAN DISTRIBUTING CO.
GOLF BASEBALL
GUNS TENNIS
FISHING TACKLE AMMUNITION
#50-52 HUDSON AVE
7/6/38

In the 20th century it became home to a variety of shops from Kibbe's Candies and Templeton's Biscuits to Saul's Equipment Supply where generations of Albany's residents purchased their canners, stock pots, and pans for Sunday roasts.

Saul's Equipment Supply closed in 1996 leaving the building vacant. It was nearly taken by eminent domain and demolished in the early 2000s to make way for the convention center that was later constructed closer to the Capitol.

Historic Albany Foundation acquired the building in 2013 and has brought the community through its doors again through a variety of events from free First Friday open houses and archaeology tours to winter makers markets and so much more.









What Makes This Building Special

When the settlement that became the capital city of New York was originally developed, Albany was a small bustling trading village. Its streets were full of little brick and wooden houses that looked just like the Van Ostrande-Radliff House. As one of the oldest settlements in the United State, dating back to 1624, Albany is to be celebrated as part of our country's earliest history.

The Van Ostrande-Radliff is one of two buildings left that can tell this story. This building is a witness to nearly 300 years of American history. It heard Benjamin Franklin present the Albany Plan of Union, one of our nation's first baby steps, just around the corner. It met John Wilkes Booth when he performed at the New Gaiety across the street in 1861. It listened to the 1912 World Series radio broadcast with hundreds of Albanians gathered next to it in Liberty Park. It narrowly escaped the destruction of many downtown businesses during riots and protests during the Black Lives Matter protests. **This is Albany's House!**

Project Sponsor: Historic Albany Foundation

Since 1974, Historic Albany Foundation has been the capital city’s primary advocate for Albany's neighborhoods, smart development initiatives, and urban growth through historic preservation. We preserve and protect the built environment through education, technical services, advocacy, and the operation of the Architectural Parts Warehouse.

Each year we assist hundreds of historic property owners to maintain, rehabilitate and restore their properties. This involves hosting a full schedule of varied and engaging programs ranging from bike tours supporting local businesses, stoop strolls creating a pride of place, and restoration fairs connecting property owners with the people and professionals who know how to take care of their homes.



Come take a look!

Tour season is officially open!

Historic Albany hosts free First Friday tours monthly from 5:30-6:30. We will also be hosting a series of lectures and tours focused on the current archaeological dig at 48 Hudson and the building's past owners. Check Historic Albany's Facebook page or calendar for a full tour schedule and the sign up link to reserve a spot.

We will also be hosting private tours for interested investors, so be sure to reach out to Cara at cmacri@historic-albany.org to set up a time to take a tour.

In the meantime, take a peek on Historic Albany's virtual tour here

This Just In!

There are always fun and new things happening at 48 Hudson and the Van Ostrande-Radliff House. Check this section and our blog here for updates on what's going on.

Tax Credit Workshop!

If you've been checking out this page and have questions, we are hosting a workshop via zoom on Wednesday, May 3rd at 5:30 to answer them. Register here to let us know you're joining the conversation and get the link!

April 27, 2023

Historic Albany Foundation is pleased to announce that it has received two grants totalling $1.7 million dollars to restore the oldest house in Albany, the Van Ostrande-Radliff House (the oldest house in Albany) located at 48 Hudson Avenue in downtown Albany.

HAF has been awarded a $500,000 National Endowment for the Humanities Infrastructure and Capacity Building Challenge Grant. HAF was one of twenty-four recipients, just ten in New York State, who can leverage federal funds to spur non federal support for capital construction and renovation projects and physical and digital capacity-building at cultural institutions, including 48 Hudson Avenue. HAF has already received the matching non federal funds through a previously announced $500,000 grant from the New York State Parks, Recreation and Historic Preservation. The National Endowment for the Humanities (NEH) is an independent federal agency created in 1965. It is one of the largest funders of humanities programs in the United States. NEH grants typically go to cultural institutions, such as museums, archives, libraries, colleges, universities, public television, and radio stations, and to individual scholars.

In Addition, HAF has received a $1,226,000 grant through the New York State Council on the Arts Infrastructure and Capacity Building program. NYSCA's Capital Projects Fund focuses on supporting cultural institutions seeking state funding for investments in capital improvements that allow the organizations to sustain and expand cultural programming for diverse audiences, promote accessibility and environmental sustainability, preserve and create jobs, and ultimately contribute to the growth of New York's arts and tourism sectors. HAF was eligible to apply for these funds as a recipient of NYSCA's annual general operating support.

Board president Matt Malette stated, “I am so very pleased that Historic Albany Foundation has received a $500,000 grant from the National Endowment for the Humanities (NEH) but also a $1,226,000 grant from the New York State Council on the Arts (NYSCA) to aid in the restoration of 48 Hudson Avenue, the oldest remaining building in the city of Albany. Knowing how incredibly difficult it is to win, not one, but both of these grants shows a great amount of dedication and determination from members of our staff and board that I'll be forever thankful for. It also sends an incredible vote of confidence from both the state and federal levels of government that they believe that this urban jewel is also worth saving. We are beyond honored and humbled to be able to continue one of the largest projects in Historic Albany's near-50-year history”

FAQ

Coming Soon!

How the Historic Tax Credits work

By being listed on the National Register and completing a substantial rehabilitation, 48 Hudson is expected to earn federal and New York State historic tax credits. The federal tax credit is equal to 20% of rehabilitation expenses (taken at 20% per year over 5 years), while the New York state historic tax credit is equal to 20-30% of qualified rehabilitation expenditures, depending on Project Size. The New York State credit is refundable, and earned in its entirety the year the project is placed in service, meaning that taxpayers are eligible for a refund if their New York State tax credits exceed their tax liability. Projects need to get their design approved by the State Historic Preservation Office and the National Park Service, but nearly all hard costs and many soft costs (ie: architecture, engineering, consulting) related to the renovation are qualified rehabilitation expenditures for purposes of both tax credits.

These credits are only earned after construction is completed. In many cases, developers will admit investors better positioned than themselves to use the Federal income tax credit, as members of the partnership (tax credits can only be passed through to equity owners in an LLC or partnership). This investment to monetize the tax credits, together with additional sources of bridge and/or construction financing helps to get the project through the construction completion.

As an investor in this offering, you will receive your distributive share (based on your investment amount) of any tax credits actually earned by the Issuer. Notably, after 5 years following placement in service, the interest in the Issuer will be reallocated and your interests will be reduced to 10% of their original amount. You will then have an option to require the Issuer to repurchase your interests, known as a "Put" option, for the lesser of 5% of your original investment or the fair market value of the interests at such time.

The Federal historic tax credit is distributed over a five-year period, and is a dollar-for-dollar reduction in tax on certain types of income. After the application of tax losses this typically impacts passive (ie: rental and similar income and some active income for electing real estate professionals under code section 469(c)(7)(A), in certain cases. Even if you cannot use the entirety of the federal historic tax credits in those five-years however, the credits can be carried forward up to twenty years (and back one year, via an amended return) so you may be able to utilize it for its full value at some point in the future.

Documents

HAF - Pitch Deck - Testing the Waters.pdf

Sample Investor Profiles.pdf

Primer - C-Corporation by Reimagine Fund.pdf

Links, Disclosures, and Disclaimers by Reimagine Fund.pdf

Primer - Real Estate Investor by Reimagine Fund.pdf

Primer - Community Investor by Reimagine Fund.pdf

HAF - Pitch Deck - Testing the Waters.pdf

Comments & Questions

Post a Comment

No comments have been posted on this project.

Common Owner

Driving local business and community growth

Learn More

Learn
Browse Projects
Investor Education

Company

About Us
Blog

Contact

Email Us

170 Florida Street
Buffalo, NY 14208

regarding the appropriateness of a particular opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the opportunities listed at the Site in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Neither the Securities and Exchange Commission, FINRA, any state agency, nor any other person has reviewed the investment opportunities listed on the Site.

Issuers seeking to raise capital using SEC Rule 506(c) might provide financial projections for some of the investment opportunities listed on the Site.

Issuers seeking to raise capital using Regulation Crowdfunding will not provide financial projections, but might provide estimated results of future operations.

Any financial projections (in the case of offerings under Rule 506(c)) or estimated results of future operations (in the case of offerings under Regulation Crowdfunding) are only estimates, based on current conditions and the issuer's current assumptions about future events. The actual result of any investment is likely to be different than the original projections or estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in projections or estimates and investors should not give them undue weight.

Thank you for using the Site. If you have questions, please contact us at info@commonowner.com.

48 HUDSON

THE VAN OSTRANDE-RADLIFF HOUSE

ALBANY, NY

c. 1728

HISTORIC ALBANY FOUNDATION

Van Ostrande-Radliff House
48 Hudson Ave | Albany, NY



Contents

Van Ostrande-Radliff House
Executive Summary

Historic Albany Holdings II LLC (the "Project Entity") has been formed for the purpose of investing in the **Van Ostrande-Radliff House, the oldest building in the City of Albany**. The building consists of two main components: a Dutch house, the primary structure constructed in 1728 and one of only two Dutch buildings left from the original Dutch settlement of Albany (then Beverwyck), and two industrial additions.

The Project Entity will lease the property and Historic Albany Foundation (the "Developer") will develop it. The currently vacant Van Ostrande-Radliff House is a 7,180 sqft building in the heart of Downtown Albany. When developed the property will contain an office (836 sqft) and one classroom (675 sqft) for Historic Albany, as well as a retail space (3,123 sqft) for the Capital Region's beloved architectural salvage shop, the Architectural Parts Warehouse.

This project is located within the largest parcel of developable land in Downtown Albany and will be the first of billions of dollars invested in this portion of Downtown. This project will utilize Federal and State historic tax credit equity, utility grants, Federal and State preservation grants, and crowdfunded equity for financing.


BUILDING
IN
ALBANY
1728
48 HUDSON AVENUE
www.historic-albany.org

Project Snapshot

Property Summary	
Address	48 Hudson Avenue, Albany New York 12207
County	Albany
Market	Albany/Capital Region
Building SF	7,810
Uses	Office | 1,511
	Retail | 3,123

Investment Summary	
Min-Max Equity	Gauging Interest
Minimum Investment	Gauging Interest
Price per HTC federal	TBD
Price per HTC NYS	TBD



Why Invest?

This project is a direct investment into **300 years of** Albany and **early American history**, connecting investors to the most **dynamic** and **influential** cultural heritage projects in the capital city

It will expose the Van Ostrande-Radliff House to the streetscape once again and turn this vacant downtown building into a **bustling hub of activity**

It will create an **easily accessible attraction** for Albany County's **4,300 daily cultural tourists**

This project will create a **center for** Albany's **25,000 historic property owners** to get guidance, expertise, and house parts they need to maintain, repair, and restore their properties

It is the **beginning** of a **multi-billion dollar investment** in revitalizing the "parking lot district" in Downtown Albany, an REDC and NYS priority

Project Sponsor – Historic Albany Foundation

Since 1974, Historic Albany Foundation has been the capital city's primary advocate for Albany's neighborhoods, smart development initiatives, and urban growth through historic preservation. We preserve and protect the built environment through education, technical services, advocacy, and the operation of the Architectural Parts Warehouse.

Each year we assist hundreds of historic property owners to maintain, rehabilitate and restore their properties. This involves hosting a full schedule of varied and engaging programs ranging from bike tours supporting local businesses, stoop strolls creating a pride of place, and restoration fairs connecting property owners with the people and professionals who know how to take care of their homes.



Project Overview – The Site

The Van Ostrande-Radliff House is situated on Hudson Avenue between the MVP Area on South Pearl Street and Broadway's commercial corridor. It sits alone in the largest developable parcel of land often referred to as the "parking lot district" or former convention center site. Its redevelopment is a high priority for the City of Albany and New York State, being included as a priority in the Regional Economic Development Council's 2015 Upstate Revitalization Initiative.


VAN OSTRANDE-
RADLIFF HOUSE
48 HUDSON AVENUE
ALBANY, NY 12207
West Capitol Park
State St
Lancaster St
Hawk St
Lafayette Park
Academy Park
New York State Capitol
East Capitol Park
Park St
The Egg
Empire State Plaza
Howard St
Eagle St
Corning Tower
Market St
Times Union Center
Beaver St
Jack's Oyster Hou
tate Museum
Cathedral of the
Immaculate Conception
Hudson Ave
SUNY Administration
Plaza park
Green St
Division St
Van Zandt St
Grand St
New York State
Executive Mansion
Elm St
Liberty St
Eagle St
Bleecker Pl
Philip St
Wilbur St
Madison Ave
Hudson River
Union Center
Beaver St
Green St
Hudson Ave
Division St
Hamilton St
Liberty St
Broadway
Madison Ave
SUNY Administration
Plaza park

Project Overview - Meet the Building


LEATHER.
JARED HOLT.
JARED & C.B.HOLT.

The house was built in 1728 for alderman Johannes Van Ostrande. Johannes was the fourth generation of his family to be born in North America with his ancestors coming to New Amsterdam on one of the earliest ships in 1624. His home was a modest, but comfortable one, designed in the urban style as could be found throughout Albany, Schenectady, and Manhattan.

The building underwent a growth every 50-70 years getting wider, taller, and deeper with each new owner and new use. The house was actively lived in until 1855. Its last resident was Jared Holt who patented his revolutionary stitching wax in the large brick addition he constructed behind his home. When Jared's wife passed away in 1855 he moved and his leather goods business took over the entire building.

Project Overview – Meet the Building


GEO.T.STONEMAN.
TO LET

In the late 19th century it became an industrial hub when George T. Stoneman began manufacturing his Albany knit neckties in the building's larger additions.

In the 20th century it became home to a variety of shops from Kibbe's Candies and Templeton's Biscuits to Saul's Equipment Supply where generations of Albany's residents purchased their canners, stock pots, and pans for Sunday roasts.


EQUIPMENT
TABLES
CHAIRS
METROPOLITAN
#50-52 HUDSON AVE
7/6/38

Project Overview - Meet the Building





Saul's Equipment Supply closed in 1996 leaving the building vacant. It was nearly taken by eminent domain and demolished in the early 2000s to make way for the convention center that was later constructed closer to the Capitol.

Historic Albany Foundation acquired the building in 2013 and has brought the community through its doors again through a variety of events from free First Friday open houses and archaeology tours to winter makers markets and so much more.



Project Overview - What Makes The Building Special | 11



POTTER
08

When the settlement that became the capital city of New York was originally developed, Albany was a small bustling trading village. Its streets were full of little brick and wooden houses that looked just like the Van Ostrande-Radliff House. As one of the oldest settlements in the United State, dating back to 1624, Albany is to be celebrated as part of our country's earliest history.

The Van Ostrande-Radliff is one of two buildings left that can tell this story. This building is a witness to nearly 300 years of American history. It heard Benjamin Franklin present the Albany Plan of Union, one of our nation's first baby steps, just around the corner. It met John Wilks Booth when he performed at the New Gaiety across the street in 1861. It listened to the 1912 World Series radio broadcast with hundreds of Albanians gathered next to it in Liberty Park. It narrowly escaped the destruction of many downtown businesses during riots and protests over the years. **This is Albany's House!**

Project Overview - Project Description



The Van Ostrande-Radliff House is currently vacant with no heat, no water, limited electricity, plywood exterior walls, and pigeons for tenants.

Historic Albany is restoring the exterior of the original Dutch house so it appears as it did in 1728 when constructed, as well as rehabilitating the additions to their former glory.

Once complete, Historic Albany will be a tenant in the building. The Architectural Parts Warehouse, the Capital Region's beloved salvage shop, will have retail space on the first floor and an administrative office with program space will be on the upper floors. The program space will host Historic Albany's full schedule of educational programming including: lectures, DIY workshops making art, decor, and furniture out of architectural salvage, DIY restoration activity workshops, the annual Restoration Faire, and a satellite of their new Tool Library.

Project Overview – Construction Activities



Historic Albany is restoring the exterior of the Dutch house: recreating missing features and reseating the original roof based on physical clues left within the building. The interior of the Dutch house will be repaired to meet current codes, but left with the authentic material exposed and not hidden behind new finishes.

Improvements will include: new roofs, repointing, floor holes filled in, new heating, water, electrical, elevator installation, fixed stairs, and fire suppression systems. All of this will be done so that the building retains its industrial feel while being brought up to code so it can be used again.




PROVIDE MEMBRANE ROOFING, 4" RIGID INSULATION AND SHEET METAL FLASHING.
RECONSTRUCT BRICK CHIMNEY.
PROVIDE WOOD SIDING AT WAREHOUSE CONNECTOR.
PROVIDE (5) WOOD WINDOWS.
RECONFIGURE TIMBERFRAME ROOF STRUCTURE AND ROOF SHEATHING.
PROVIDE TIMBER GUTTER WITH SHEET METAL LINER AND IRON BRACKETS.
PROVIDE STAMPED ORNAMENTAL SIDING AND ASSOCIATED SHEET METAL FLASHING.
PROVIDE WOOD DOOR AND FRAME. PREPARE AND PAINT.
PROVIDE WOOD DUTCH DOOR, FRAME AND TRANSOM. PREPARE AND PAINT.
PROVIDE STONE STEPS.
PHASE III
PROVIDE ACCESSIBILITY
PHASE II
RESTORE 1728 HOUSE
1
SD200
NORTH ELEVATION
SCALE 1/4" = 1' - 0"
PROVIDE (10) WOOD WINDOWS AND FRAMES.
RECONSTRUCT BRICK CHIMNEY.
CLEAN AND REPOINT BRICK WALL.
PROVIDE WOOD DOORS AND FRAME. PREPARE AND PAINT.
PHASE III
PROVIDE ACCESSIBILITY
2
SD200
SOUTH ELEVATION
SCALE 1/4" = 1' - 0"



NOTES:
1. BOLD NOTES ARE PHASE III
PROVIDE MEMBRANE ROOFING, 4" RIGID INSULATION AND SHEET METAL FLASHING.
RECONSTRUCT BRICK CHIMNEY.
PHASE III
PHASE II
PROVIDE ACCESSIBILITY
RESTORE 1728 HOUSE
RECONSTRUCT BRICK CHIMNEY.
PROVIDE STAMPED METAL ORNAMENTAL SIDING AND ASSOCIATED SHEET METAL FLASHING.
PROVIDE MEMBRANE ROOFING, 4" RIGID INSULATION AND SHEET METAL FLASHING.
PROVIDE WOOD OVERHEAD DOOR. PREPARE AND PAINT.
REMOVE DAMAGED BRICK AND UNSOUND MORTAR. PROVIDE NEW BRICK TO MATCH EXISTING ADJACENT THIS AREA.
PROVIDE BRICK-PAVED RAMP WITH HANDRAIL.
1 SD201 EAST ELEVATION SCALE 3/16" = 1' - 0"
PHASE II
PHASE III
RESTORE 1728 HOUSE
PROVIDE ACCESSIBILITY
PROVIDE STAMPED METAL ORNAMENTAL SIDING AND ASSOCIATED SHEET METAL FLASHING.
PROVIDE ROOFTOP HVAC CONDENSERS.
RECONSTRUCT BRICK CHIMNEY.
PROVIDE MEMBRANE ROOF, 4" RIGID INSULATION AND ASSOCIATED SHEET METAL FLASHING.
CLEAN AND REPOINT BRICK WALL.
RECONSTRUCT BRICK CHIMNEY.
PROVIDE BRICK INFILL AT EXISTING WINDOW OPENING TO MATCH EXISTING ADJACENT FACE BRICK.
PROVIDE WOOD DOORS AND FRAME. PREPARE AND PAINT.
PROVIDE WOOD DOORS AND FRAME. PREPARE AND PAINT.
2 SD201 WEST ELEVATION SCALE 3/16" = 1' - 0"
DRAFT — NOT FOR CONSTRUCTION
SD201
EAST & WEST ELEVATIONS
John G. Waite Associates Architects PLLC
384 Broadway Albany, NY 12207 518.449.5440 tel 518.449.5828 fax
64 Fulton Street, Suite 402 New York, NY 10038 212.619.4881 tel 212.619.4882 fax
VAN OSTRANDE HOUSE
48 HUDSON
SCHEMATIC DESIGN
SCALE AS NOTED
PROJECT NO. 2021-17R
DRAWN BY PH
DATE 01-12-2021
REVISED –
SD201



GENERAL FINISH NOTES
1. CLEAN ALL EXPOSED BRICK WALLS. PREPARE AND PAINT.
2. EXPOSED STRUCTURE CEILINGS EXCEPT AT RESTROOMS.
3. REPAIR WOOD FLOORING. USE SALVAGED FLOORING.
4. PROVIDE PAINTED GYPSUM WALLBOARD FINISH AT ALL NEW PARTITIONS.
5. PROVIDE WOOD STAIRS WITH METAL HANDRAILS.
6. PROVIDE LINOLEUM FLOORING AT RESTROOMS AND PANTRY.
7. USE SALVAGED DOORS, HARDWARE, AND PLUMBING FIXTURES PROVIDED BY OWNER
8. PROVIDE 1-HOUR RATED WOOD DOORS AND FRAMES AT STAIRS.
GENERAL SYSTEM NOTES
1. PROVIDE SPRINKLER SYSTEM WITH EXPOSED AND PAINTED PIPING THROUGHOUT.
2. PROVIDE EXPOSED DUCT HVAC SYSTEM.
3. PROVIDE ELECTRICAL SYSTEM IN EXPOSED METAL CONDUIT EXCEPT CONCEALED AT NEW PARTITIONS.
NOTES:
1. BOLD NOTES ARE PHASE III
2. LIGHT NOTES ARE PHASE II
PROVIDE AIR HANDLER TO SERVE FIRST FLOOR. DUCTWORK EXPOSED IN BASEMENT. PROVIDE FLOOR GRILLES AT FIRST FLOOR.
PHASE III PROVIDE ACCESSIBILITY
PHASE II RESTORE 1728 HOUSE
MECHANICAL 906 SQFT 3 PEOPLE
BASEMENT 571 SQFT 2 PEOPLE
ELEVATOR PIT
STAIR
66'-0" TRAVEL DISTANCE
REPLACE EXISTING WATER SERVICE.
EXISTING ELECTRICAL SERVICE PANEL.
EXISTING SEWER PIPING TO REMAIN.
1 SD100 BASMENT FLOOR PLAN SCALE 3/16" = 1'-0"
APPROXIMATE PROPERTY LINES.
RE-SET SALVAGED WOOD COLUMN.
PROVIDE WOOD DOORS.
STORE 566 SQFT 10 PEOPLE
STORE 642 SQFT 11 PEOPLE
STOCK ROOM 1179 SQFT 4 PEOPLE
77'-0" TRAVEL DISTANCE
79'-0" TRAVEL DISTANCE
PROVIDE NEW WOOD FLOORING
RESTORE HISTORIC WOOD FLOORING
HALL
ADA RESTROOM
ELEVATOR
STAIR
PROVIDE SKYLIGHTS ABOVE. TYPICAL (2).
PROVIDE WOOD OVERHEAD DOOR.
PROVIDE WOOD FRAMING AND FLOORING TO ALIGN WITH MAIN FLOOR LEVEL.
PROVIDE 3,500lBS MACHINE ROOMLESS ADA COMPLIANT ELEVATOR.
PROVIDE BRICK-PAVED RAMP WITH HANDRAIL.
PROVIDE NEW ACCESSIBLE ENTRANCE.
2 SD100 FIRST FLOOR PLAN SCALE 3/16" = 1'-0"
LEGEND
PROVIDE NEW FRAMED PARTITION WITH GYPSUM WALL BOARD FINISH.
PROVIDE 1 HOUR-RATED FRAMED PARTITION WITH GYPSUM WALL BOARD FINISH.
PROVIDE NEW BRICK WALL.
BRICK NOGGING WOOD SIDING.
ADA MANEUVERING CLEARANCE
DRAFT — NOT FOR CONSTRUCTION
SD100
BASMENT & FIRST FLOOR PLANS
John G. Waite Associates Architects PLLC
384 Broadway Albany, NY 12207 518.449.5440 tel 518.449.5828 fax
64 Fulton Street, Suite 402 New York, NY 10038 212.619.4881 tel 212.619.4882 fax
VAN OSTRANDE HOUSE
48 HUDSON
SCHEMATIC DESIGN
SCALE AS NOTED
PROJECT NO. 2021-17R
DRAWN BY PH
DATE 01-12-2021
REVISED –
SD100



GENERAL FINISH NOTES
1. CLEAN ALL EXPOSED BRICK WALLS. PREPARE AND PAINT.
2. EXPOSED STRUCTURE CEILINGS EXCEPT AT RESTROOMS.
3. REPAIR WOOD FLOORING. USE SALVAGED FLOORING.
4. PROVIDE PAINTED GYPSUM WALLBOARD FINISH AT ALL NEW PARTITIONS.
5. PROVIDE WOOD STAIRS WITH METAL HANDRAILS.
6. PROVIDE LINOLEUM FLOORING AT RESTROOMS AND PANTRY.
7. USE SALVAGED DOORS, HARDWARE, AND PLUMBING FIXTURES PROVIDED BY OWNER
8. PROVIDE 1-HOUR RATED WOOD DOORS AND FRAMES AT STAIRS.
GENERAL SYSTEM NOTES
1. PROVIDE SPRINKLER SYSTEM WITH EXPOSED AND PAINTED PIPING THROUGHOUT.
2. PROVIDE EXPOSED DUCT HVAC SYSTEM.
3. PROVIDE ELECTRICAL SYSTEM IN EXPOSED METAL CONDUIT EXCEPT CONCEALED AT NEW PARTITIONS.
NOTES:
1. BOLD NOTES ARE PHASE III
2. LIGHT NOTES ARE PHASE II
PHASE III PROVIDE ACCESSIBILITY
PHASE II RESTORE 1728 HOUSE
PROVIDE (5) WOOD WINDOWS AND FRAMES.
PROVIDE SALVAGED VERTICAL BOARD FINISH AT EXTERIOR FRAME WALLS.
LECTURE HALL 773 SQFT 120 PEOPLE
CONFERENCE ROOM 630 SQFT 5 PEOPLE
SERVING PANTRY
ELEVATOR
ADA RESTROOM
STAIR
48'-0" TRAVEL DISTANCE
PROVIDE SALVAGED VERTICAL BOARD FINISH AT EXTERIOR FRAME WALLS.
PROVIDE NEW WOOD WINDOW AND FRAME.
PROVIDE MECHANICAL UNIT IN LOFT ABOVE. PROVIDE EXPOSED SUPPLY DUCKS AT CEILING THROUGHOUT.
1 SD101 SECOND FLOOR PLAN SCALE 3/16" = 1'-0"
PROVIDE SKYLIGHT IN HISTORIC OPENING ABOVE.
PROVIDE (2) WINDOWS AND FRAMES.
PROVIDE (5) WOOD WINDOWS.
OFFICE 920 SQFT 7 PEOPLE
53'-0" TRAVEL DISTANCE
ELEVATOR
CLOSET
STAIR
ATTIC OPEN TO BELOW
PROVIDE (2) WINDOWS.
MECHANICAL UNIT IN LOFT ABOVE. PROVIDE EXPOSED SUPPLY DUCKS AT CEILING THROUGHOUT. PROVIDE ACCESS LADDER AND ROOF HATCH.
2 SD101 THIRD FLOOR PLAN SCALE 3/16" = 1'-0"
LEGEND
PROVIDE NEW FRAMED PARTITION WITH GYPSUM WALL BOARD FINISH.
PROVIDE 1 HOUR-RATED FRAMED PARTITION WITH GYPSUM WALL BOARD FINISH.
PROVIDE NEW BRICK WALL.
BRICK NOGGING WOOD SIDING.
ADA MANEUVERING CLEARANCE
DRAFT — NOT FOR CONSTRUCTION
SD101
SECOND & THIRD FLOOR PLANS
John G. Waite Associates Architects PLLC
384 Broadway Albany, NY 12207 518.449.5440 tel 518.449.5828 fax
64 Fulton Street, Suite 402 New York, NY 10038 212.619.4881 tel 212.619.4882 fax
VAN OSTRANDE HOUSE
48 HUDSON
SCHEMATIC DESIGN
SCALE AS NOTED
PROJECT NO. 2021-17R
DRAWN BY PH
DATE 01-12-2021
REVISED —
SD101

Project Overview – Schedule & Costs

Milestone	Anticipated Delivery Date
Financing Closing	4Q 2022 ✓
Part 2 Submission	1Q 2023
Construction Start	3Q 2023
Construction Completion	4Q 2024
Stabilization	1-2Q 2025
HTC Recapture Period Expires	4Q 2028


Soft Costs
$285,178
0% Acquisition $0
0% Developer Fees $0
9%
91%
Hard Costs
$2,762,687

Acquisition – Acquisition is not a part of this project
Hard Costs – Include the costs of construction and construction contingency
Soft Costs – Include design fees, financing fees, professional fees, required reserves, and soft cost contingency
Developer Fee – There is no fee paid to the developer in this project.

Development Structure


Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization
(100%)
CF Investor #1
(20%)
CF Investor #2
(40%)
CF Investor #3*
(60%)
HAF to expend grant funds rehabilitating building
HAF Albany MM, Inc.
(Managing Member)
168(h) election
HAF Albany Investor LLC
(Investor Member)
99%
Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization
(Fee owner)
Conveyance of Building (Capital Lease/Ground Lease)
48 Hudson Albany LLC
(Leasehold owner)
Reimbursement Agreement
Development agreement
Leases
Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt
organization
Retail sub-tenants

YOTS LAW

* CF Investor ownership TBD, example only.

This project uses a combination of grants and tax credits. The NYS OPRHP and the National and National Grid grants have been awarded. The New York State Council on the Arts and National Endowment for the Humanities grants announce in spring 2023. All are reimbursement grants with periodic payments before the project is complete. Bridge funding is already in place through a bridge loan from the Community Loan Fund of the Capital Region.



NYS OPRHP Grant*
$500,000
15%
HTC Equity
$853,949
26%
National Grid
Main Street
Grant*
$100,000
3%
NY Council on
the Arts Grant
$1,208,397
36%
20%
National
Endowment for
the Humanities+
$652,922
*Funds awarded
+Applied for

Proforma

| 21

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Income, growth=	2.00%										
Residential PGI		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Commercial PGI		$32,700	$33,354	$34,021	$34,702	$35,396	$36,103	$36,826	$37,562	$38,313	$39,080
Misc Income		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Less Residential Vacancy	5%	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Less Commercial Vacancy	10%	$(3,270)	$(3,335)	$(3,402)	$(3,470)	$(3,540)	$(3,610)	$(3,683)	$(3,756)	$(3,831)	$(3,908)
Adjusted PGI		$29,430	$30,019	$30,619	$31,231	$31,856	$32,493	$33,143	$33,806	$34,482	$35,172
Expense, growth=	3%										
Real Estate Taxes (RPTL 420-a assumed)		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Property Insurance		$5,000	$5,150	$5,305	$5,464	$5,628	$5,796	$5,970	$6,149	$6,334	$6,524
Common Utilities (inc. water/user fee)		$1,500	$1,545	$1,591	$1,639	$1,688	$1,739	$1,791	$1,845	$1,900	$1,957
Property Management	4%	$1,177	$1,213	$1,249	$1,286	$1,325	$1,365	$1,406	$1,448	$1,491	$1,536
Admin, overhead, accounting, legal		$1,500	$1,545	$1,591	$1,639	$1,688	$1,739	$1,791	$1,845	$1,900	$1,957
Maintenance/Snow Plowing		$2,000	$2,060	$2,122	$2,185	$2,251	$2,319	$2,388	$2,460	$2,534	$2,610
Reserves		$3,000	$3,090	$3,183	$3,278	$3,377	$3,478	$3,582	$3,690	$3,800	$3,914
Payroll		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Expenses		$14,177	$14,603	$15,041	$15,492	$15,957	$16,435	$16,928	$17,436	$17,959	$18,498
Net Operating Income		$15,253	$15,416	$15,578	$15,740	$15,899	$16,058	$16,215	$16,370	$16,523	$16,674
P&I Payment-Perm Loan		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Debt Service Payments		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net Available for Distribution		$15,253	$15,416	$15,578	$15,740	$15,899	$16,058	$16,215	$16,370	$16,523	$16,674
Asset Mgmt Fee - HTC investor		$-	$-	$-	$-	$-					
Priority Return - HTC investor	1%	$8,269	$8,269	$8,269	$8,269	$8,269					
Put Option Payment							$-				
Repay DDF	0	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash Flow after DDF		$6,984	$7,147	$7,309	$7,470	$7,630	$16,058	$16,215	$16,370	$16,523	$16,674
*Assumes exercise of the put option in year 6				Repaid DDF (Years 1-5):		$0					



Pamela Howard
Executive Director

Pamela Howard has over 35 years of experience in both the nonprofit and the for-profit sectors, an extensive background in successful fundraising and development, financial, personnel and project management expertise. Just before coming to HAF, she was Director of Development at Saratoga Independent School leading them through a successful capital campaign. She was also founder and president/owner of the personal concierge business, At Your Service in Albany.



Cara Macri,
Director of Preservation Services

Cara Macri has a background in building conservation. She has managed the Van Ostrande-Radliff House , its restoration, grants and tours since Historic Albany's acquisition in 2013. She also provides the technical mission based work at Historic Albany, assisting historic property owners maintain and restore their historic properties by providing guidance on treatment, materials, restoration planning, the permitting process, and funding sources.

Meet the Team – John G. Waite Associates (Architects) | 22



Mount Vernon, | Mount Vernon, VA



Roslyn Gristmill | Roslyn, NY



Franklin D. Roosevelt Library | Hyde Park, NY

John G. Waite Associates, Architects PLLC, with offices in Albany and New York City, provides leadership and consulting in the preservation, restoration and reuse of historic properties, including many of the nation's most significant historic landmarks.

The firm's approach is based on detailed archival research, thorough investigation and analysis of historic materials and building technology, and a commitment to the most current and effective building conservation procedures.

Founded in 1995, with roots going back to a general architectural practice established before World War II, JGWA has restored hundreds of historic buildings across the United States and has received more than fifty historic preservation awards for its projects.



Matthew K. Scheidt
Project Architect

Matthew Scheidt is an Associate and Project Manager with John G. Waite, Associates, Architects. He worked for ten years as a preservation architect in Cincinnati, Ohio for Bruce Goetzman, Architect, before returning to JGWA in 2008. Mr. Scheidt oversees production drawings for the rehabilitation and restoration of the firms historic projects. Mr. Scheidt has worked on some of the firm's most significant projects including Sagamore Hill, Oyster Bay, NY; the Rotunda at the University of Virginia, Charlottesville, VA; and the estate of Franklin D. Roosevelt in Hyde Park, NY, and the restoration of the Cincinnati Union Terminal in Cincinnati, OH

Meet the Team- Urban Vantage (Consultant)

Urban Vantage is a team of urban planning and development professionals based in Buffalo, New York. The firm provides community and economic development solutions with a focus on project implementation. This includes holistic project financing, comprehensive planning, grant writing, and public-private partnerships. The firm has secured roughly $8 million of funding for its clients in recent years. Urban Vantage is providing support for this project, creating the tax credit structure and financial projections.


Groundwork Market Garden
GW
GROUNDWORK MARKET GARDEN
MG
INCENTIVE IDENTIFICATION
&
DEVELOPMENT STRATEGY
NOVEMBER 2018
URBAN
Vantage


Barcalo Living & Commerce
Development/Safe Harbor Plan
Former Barcalo Manufacturing Plant
DRAFT June 2020
URBAN
Vantage


NORTHERN CHAUTAUQUA COUNTY
PROJECT IMPLEMENTATION PLAN
SPRING 2019
NORTHERN CHAUTAUQUA
COMMUNITY
FOUNDATION
URBAN
Vantage



Contact

Contact: Cara Macri
Email: cmacri@historic-albany.org
Phone: 518-465-0876 x112
Website: https://www.historic-albany.org/
Project Website:
https://commonowner.com/project/48-hudson


P
PARKING
Green-Hudson Garage
ParkAlbany
NO STOPPING ANY
THIS PLACE

48 HUDSON
THE VAN OSTRANDE-RADLIFF HOUSE
ALBANY, NY
c. 1728

Sample Investor Profile

The following information is intended to help the public understand how historic tax credits work. The figures are not guaranteed, but are a hypothetical projection. Each interested investor should speak with their financial advisors or tax professionals.

	Amount invested	% of total
Investor A	$ 250	0.03%
Investor B	$ 1,000	0.11%
Investor C	$ 10,000	1.05%

Returns for Investor A	Investment Made	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Investment In	$ (250)						
Federal Tax Credits		$ -	$ 31.01	$ 31.01	$ 31.01	$ 31.01	$ 31.01
State Tax Credits		$ -	$ 158.23	$ -	$ -	$ -	$ -
Cash Flow + Put		$ 2.45	$ 3.16	$ 3.11	$ 3.05	$ 2.99	$ 18.43
Total Benefits	$ (250)	$ 2.45	$ 192.40	$ 34.12	$ 34.07	$ 34.01	$ 49.45

Year 1 is for construction

Returns for Investor B	Investment Made	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Investment In	$ (1,000)						
Federal Tax Credits		$ -	$ 124.05	$ 124.05	$ 124.05	$ 124.05	$ 124.05
State Tax Credits		$ -	$ 632.91	$ -	$ -	$ -	$ -
Cash Flow + Put		$ 9.80	$ 12.65	$ 12.44	$ 12.21	$ 11.97	$ 73.74
Total Benefits	$ (1,000)	$ 10	$ 770	$ 136	$ 136	$ 136	$ 198

Year 1 is for construction

Returns for Investor C	Investment Made	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Investment In	$ (10,000)						
Federal Tax Credits		$ -	$ 1,240.51	$ 1,240.51	$ 1,240.51	$ 1,240.51	$ 1,240.51
State Tax Credits		$ -	$ 6,329.11	$ -	$ -	$ -	$ -
Cash Flow + Put		$ 98.00	$ 126.54	$ 124.38	$ 122.10	$ 119.69	$ 737.40
Total Benefits	$ (10,000)	$ 98	$ 7,696	$ 1,365	$ 1,363	$ 1,360	$ 1,978

Year 1 is for construction
***Note the State Tax Credit does not account for income taxes taken out.**

Reimagine
Fund

504. 715. 1129

Will@reimaginefund1.com

Reimaginefund1.com

3354A Dumaine Street
New Orleans, LA 70119

Tax-leveraged Real Estate Investing: A Reimagine Fund Primer for C-Corporations

How to make double taxation work for you

The Federal Historic Preservation Tax Incentives Program (which includes the Federal Historic Tax Credit (FHTC)[1], started in 1976) encourages private sector investment in the rehabilitation and re-use of historic buildings. It creates jobs and is one of the nation's most successful and cost-effective community revitalization programs. According to the National Park Service (NPS) through the end of 2021, the FHTC has leveraged $116.34 billion in investments in over 47,000 historic properties. In 2021 alone, it leveraged $7.2 billion in real estate assets in just over 1,000 projects.[2] One example of an FHTC project is the building located at 3300 South Broad Street in New Orleans; this project was completed in 2013 by the Reimagine Fund CEO, Will Bradshaw, during his time at Green Coast Enterprises.


BROADMOOR DISCOUNT
822-6185
ED MURRAY
FOR MAYOR

This building was the first chain pharmacy in the City of New Orleans but had deteriorated substantially. It was last used as a brothel prior to restoration.

---

[1] The Rehabilitation Credit (Historic Preservation) is the way the IRS officially refers to this program, just as the National Park Service puts it under the umbrella of the Federal Historic Preservation Tax incentives program. The FHTC itself is a 20% tax credit against one's federal income taxes for every qualified dollar spent preserving a historic building.

[2] See 2021 NPS annual report here.

The South Broad Community Health Clinic was born on this site through a project that utilized the Historic Tax Credit incentive program. It is now owned and operated by Access Health Louisiana and serves as a primary care clinic for Central New Orleans.



How do FHTCs work?
The program is managed by NPS and the Internal Revenue Service (IRS). See IRS FAQs here. See Section 47 of the Internal Revenue Code, which outlines the FHTC tax rules.

Sheltering tax liability from qualifying income:
C-Corporations can use historic tax credits against the tax liability they have, offsetting up to $25,000 in taxes due with no restrictions, plus 75% of the remaining balance. Though many individuals have a passive loss limitation that limits their ability to use historic credits except against income earned from passive activities, C-Corporations don't have that limitation. Any income earned by the company (and any tax due at the corporate level) can be offset by historic tax credits, following the framework described above (the first $25,000 in tax offset completely, plus 75% of the remaining balance).

A C-Corporation Example:
Imagine a generic C-Corporation, who pays $146,867 in taxes per year on income earned from company operations. The company could offset $116,400 of this tax liability each year with historic tax credits. This calculation is as follows:

Step 1: The C-Corporation can fully offset $25,000 of tax liability.
Step 2: Determine the company's excess corporate level tax liability (total tax liability $146,867 less 25,000 that may be offset at 100% = $121,867 excess corporate level tax liability).
Step 3: Determine additional tax liability offset amount (excess corporate level tax liability $121,867 x the additional tax liability offset percentage 75% = additional tax liability offset amount is $91,400.25.
Step 4: Determine remaining tax liability after offsets $146,867-25,000=$121,867 - $91,400.25 = $30,466.75 tax liability remaining (rather than the full $146,867). To calculate the C-Corps total potential benefit, you would take its total tax liability ($146,867) and subtract the tax liability remaining after offsets ($30,466.75). This equals $116,400.25 of tax liability that the C-Corp could offset from its corporate level tax liability with FHTCs alone.

However, income produced by investing in an FHTC-eligible property would be expected to generate cash flow, and asset appreciation over time. In addition, the C-Corp would have the right to sell its interest back to the project after a five-year holding period. Cash flow, asset appreciation, and the future sale all represent additional potential benefits to the C-Corp.

Reimagine Fund and its affiliates price deals based on an expected 12% annualized return across all benefits. If the C-Corp maxed out its investment to match what it expects to be able to use in a deal where tax credits were priced at $0.91 per tax credit, it would be able to invest $529,620 ($116,400.25 per year x 5 years of tax credit benefits*.91) and end up with an expected $341,806 more than if it had simply paid its taxes.[3]

That scenario is modeled below,[4] using a generic deal with expected 12% returns.[5]

	Investment	Year	Year	Year	Year	Year	Year
C-Corp	Made	1	2	3	4	5	6
Minimum tax paid at C-Corp level for this many FHTCs	$ -	$(146,867)	$(146,867)	$(146,867)	$(146,867)	$ (146,867)	$ (146,867)
Investment	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Tax Credits	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Cash Flow+Sale	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$(146,867)	$(146,867)	$(146,867)	$(146,867)	$ (146,867)	$ (146,867)
Running Total	$ -	$(146,867)	$(293,733)	$(440,600)	$(587,467)	$ (734,333)	$ (881,200)
	Investment	Year	Year	Year	Year	Year	Year
C-Corp with Reimagine Fund	Made	1	2	3	4	5	6
Expected Tax		$(146,867)	$(146,867)	$(146,867)	$(146,867)	$ (146,867)	$ (146,867)
Investment	$ (529,620)						
Expected Tax Credits			$ 116,400	$ 116,400	$ 116,400	$ 116,400	$ 116,400
Expected Cash Flow + Sale		$ 6,757	$ 19,173	$ 19,457	$ 19,747	$ 68,762	$ 155,530
Less Portal Fee		$ (135)	$ (2,711)	$ (2,717)	$ (2,723)	$ (3,703)	$ (5,439)
Total	$ (529,620)	$(140,110)	$ (11,293)	$ (11,010)	$ (10,720)	$ 38,295	$ 125,064
Running Total	$ (529,620)	$(669,730)	$(681,023)	$(692,033)	$(702,753)	$ (664,458)	$ (539,394)

By making this investment, we would expect the C-Corp to have **$341,806** more than it otherwise would after tax. The C-Corp would earn an expected ~**12% internal rate of return** on its investment.

- Year 1 is during construction.
- The Portal Fee is the charge for managing this offering on a Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) registered platform for regulation crowdfunding. Reimagine Fund affiliates currently work with Common Owner who charges 2% of benefits returned from any funds invested. We have modeled that here.
- FHTCs become available after the building is built.
- It's possible that a taxpayer could carry FHTCs back (ie use the year 2 benefit in year 1), but we have not modeled that.
- All taxpayers have a limitation on how much they can use of rehab credits after they offset $25,000 in tax.
- FHTC = Federal Historic Tax Credit

[3] As with any other real estate investment, an investment in an FHTC project entails risk of loss, as well as unique tax compliance risks

[4] In this table, numbers are only displayed to the dollar place, and do not include cents. As a result $116,400 is actually the Excel-rounded total of $116,400.25 previously calculated.

[5] The chart would need to be reworked to isolate the stream of payments and benefits that generate the 12% return. By including the expected tax, we have thrown off the direct calculation of return on investment, because the expected tax is independent of the investment. To calculate the 12% return, one would need to calculate the initial investment and the annual expected benefits, while ignoring the expected tax.

What are you buying when you buy a Federal Historic Tax Credit[6]
A stake[7] in a real estate project that is historic tax-credit eligible. This means that you would have rights to a pro rata allocation of tax credits, property cash flows, preferred return payments, and the right to sell your interest back to the project after the historic tax credit compliance period. The combination of these benefits would generate your returns. Deals that come through Reimagine Fund and its affiliates are generally expected to provide a 12% annualized return on all benefits, which works out to roughly a 1.4-1.6 multiple over a 5-year hold. In certain cases, that return profile can be adjusted.

Typical Reimagine Fund Deal Structure: During Federal Historic Tax Credit Compliance Period (5 years post-completion)


Federal Historic Investors
Parties
Federal Historic Investor Project Owner
97% Owner During Compliance
Managing Member of the Project
1% Owner During Compliance
RF TCI Manager, LLC
2% Owner During Compliance
Entity
Created : Project Owner, LLC
Project
Project (Actual Real Estate)

What are the general risks of FHTC investing?[8]
The primary risks are as follows:

1) *Risk of project not being completed*. If the project is never completed, then the historic tax credits cannot be earned. Deals that come through Reimagine Fund and its affiliates hold back 20% of the invested capital until the project has been completed; (for example: if a $1 million Federal Historic tax credit investment is being made, we hold back $200,000, to be paid in post-completion) and review the ability of the general contractor and the developer to complete the project during our due diligence. RF TCI Manager, the Reimagine Fund affiliate which co-invests in the project and helps structure these investments, also retains the right to remove the managing member and complete the project if necessary. These mitigating steps do not eliminate this risk, but it does substantially reduce it.

[6] This list of benefits from FHTC investing is not Reimagine Fund specific, except where that is explicitly stated.
[7] Usually 95-99% of the deal would be held by the federal historic tax credit investor group during the first 5 years after completion. After that, the percentage would likely flip to 5-10% of the ownership, and the investor would have the right to put (sell back to the property) its interest after five years.
[8] These risks are the risks for any FHTC deal, whether it comes through Reimagine Fund or not. Each tax credit investor or intermediary will have their own ways of dealing with these risks. What is outlined here is the Reimagine Fund's intended approach at this time.

2) *Risk of Tax Credit recapture* – there are several operational events that could cause a recapture of the tax credits. They include (but are not limited to) the following things happening during the five-year compliance period:
   a. ceasing to operate the property as a commercial enterprise during the five-year FHTC "compliance period",
   b. a foreclosure on the property during the FHTC "compliance period", and
   c. a fee simple transfer of the asset.[9]

   However, Reimagine Fund and its affiliates have structured contractual arrangements designed to minimize the risk in any deal that we participate in. In addition, the project's managing member will personally guarantee that they will not happen, and RF TCI Manager (the Reimagine Fund affiliate that co-invests in the project and helps structure these investments) will retain the right to remove the managing member and cure any recapture issue should one arise. This does not eliminate this risk, but it does substantially reduce it.

3) *Risk of operational performance of the project* – Like any real estate deal, the investment returns will be better or worse based on the performance of the underlying real estate. Factors affecting performance might include (but are not limited to): the speed of lease up, the ability of commercial tenants to attract customers, the rents that are ultimately generated at the site, etc. The development partners' skill at managing both expected and unexpected business conditions will have an impact on the cash flows and future value of the commercial property. However, RF-affiliated transactions are structured so the tax credits exceed the original equity contribution (barring any issues with risks 1 and 2 outlined above). This structure mitigates against overall downside risk in the event of poor performance of the asset after the project has been completed.

We hope you have found this primer informative. You can learn more from our Reimagine Fund website, or by contacting us directly at will@reimaginefund1.com, daniela@reimaginefund1.com, or 504-715-1129.

[9] There are ways of selling the entire structure that do not create a recapture.

Reimagine
Fund

504. 715. 1129
Will@reimaginefund1.com
Reimaginefund1.com
3354A Dumaine Street
New Orleans, LA 70119

The Reimagine Fund – Links, Disclosures, and Disclaimers

The Reimagine Fund educates U.S. taxpayers and real estate developers about how Historic Tax Credits can be used to benefit community revitalization through real estate development, and how taxpayers can use money they were already going to pay in taxes to invest in those real estate projects. While Reimagine Fund does not make investments, it's affiliates do. Those affiliates include:

- **RF TCI Manager, LLC** - is the manager of the Tax Credit Investment (TCI) process and Historic Tax Credit compliance. They help structure and carry out securities offerings with partner developers via independent registered crowdfunding portals, like Common Owner.
- **RF Developer, LLC** is a real estate Developer that co-develops projects with other third-party real estate developers.

Federal Historic Tax Credits are a tax credit available to taxpayers who purchase and rehabilitate certified historic structures. The program is run jointly by the National Park Service and the Internal Revenue Service. This program has been in place since 1976, and was changed substantially with the tax laws passed in 1986 and 2017. For a nice overview of the program, check out the National Park Service website on the topic. The tax rules are contained in the Internal Revenue Code (IRC) Chapter 47. There are also a number of state programs run individually by the Department of Revenue in each state. There is also information about Regulation CrowdFunding, a securities exemption our affiliates commonly use, that you can find from both the SEC and FINRA.

The material herein is provided for informational and educational purposes only and should not be construed as investment advice nor an offer or solicitation to buy or sell securities. This information has been prepared without regard to any particular person's investment objectives or financial situation. This information constitutes neither a recommendation to enter a particular transaction nor a representation that any particular investment is suitable or appropriate for you. This information should not be relied upon to make any investment decisions whatsoever. You should consult your own legal, tax and financial advisers concerning any investment and risks. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. We have no liability whatsoever to you or any person resulting from the use of the information in the message or for any omissions. This message is not, and under no circumstances shall it be construed as an advertisement, general solicitation or a public offering of securities. The Reimagine Fund has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred, directly or indirectly, within the United States (or to, or for the account or benefit of, U.S. Persons), except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Reimagine Fund

504. 715. 1129

Will@reimaginefund1.com

Reimaginefund1.com

3354A Dumaine Street
New Orleans, LA 70119

Tax-leveraged Real Estate Investing: A Reimagine Fund Primer for real estate investors

How to buy real estate using money you were already going to pay in taxes

The Federal Historic Preservation Tax Incentives Program (which includes the Federal Historic Tax Credit (FHTC)[1], started in 1976) encourages private sector investment in the rehabilitation and re-use of historic buildings. It creates jobs and is one of the nation's most successful and cost-effective community revitalization programs. According to the National Park Service (NPS) through the end of 2021, the FHTC has leveraged $116.34 billion in investments in over 47,000 historic properties. In 2021 alone, it leveraged $7.2 billion in real estate assets in just over 1,000 projects.[2] One example of an FHTC project is the building located at 3300 South Broad Street in New Orleans; this project was completed in 2013 by the Reimagine Fund CEO, Will Bradshaw, during his time at Green Coast Enterprises.



DISCOUNT
BROADMOOR DISCOUNT
822-6185
EDMURRAY
FOR MAYOR

This building was the first chain pharmacy in the City of New Orleans but had deteriorated substantially. It was last used as a brothel prior to restoration.

[1] The Rehabilitation Credit (Historic Preservation) is the way the IRS officially refers to this program, just as the National Park Service puts it under the umbrella of the Federal Historic Preservation Tax incentives program. The FHTC itself is a 20% tax credit against one's federal income taxes for every qualified dollar spent preserving a historic building.

[2] See 2021 NPS annual report here.

The South Broad Community Health Clinic was born on this site through a project that utilized the Historic Tax Credit incentive program. It is now owned and operated by Access Health Louisiana and serves as a primary care clinic for Central New Orleans.



How do FHTCs work?
The program is managed by NPS and the Internal Revenue Service (IRS). See IRS FAQs here. See Section 47 of the Internal Revenue Code, which outlines the FHTC tax rules.

Different Investors Qualify in Different Ways:

1) *Sheltering tax liability from qualifying income* - Passive Real Estate Investors and C-Corporations can use historic tax credits against the tax liability they have on any qualifying income, offsetting up to $25,000 in taxes due with no restrictions, plus 75% of the remaining balance. Qualifying income is different for the two different groups:
    a. For Real Estate investors – any passive income (they have a passive loss limitation)[3]
    b. For C Corporations – any income (no passive loss limitation)
2) *Sheltering tax liability based on profession* - Real estate professionals[4] can offset tax liability from any income generated from real estate activities (active or passive), but to avoid being subject to the passive loss limitation, a real estate professional must be actively engaged in and "at risk" from the project generating the historic tax credits. Real Estate Professionals are also subject to the same offset limitations as C-Corporations and real estate investors, so they can offset up to $25,000 in tax with no restrictions, and 75% of the remaining balance of their tax liability.

[3] The passive loss limitation limits the tax liability that most individuals can offset using any passive losses (like historic tax credits) to tax liability generated through other passive activities, which generally consists of the ownership of real estate that is actively managed by others. C-Corporations do not have that passive loss limitation on their income, but individuals do, except in the real estate professional case noted in bullet 2 above.
[4] This is a specific IRS term associated with people who work in real estate related fields. To qualify as a real estate professional, you must meet two tests: 1) More than half of the personal services you performed in all trades or businesses during the tax year were performed in real property trades or businesses in which you materially participated. 2) You performed more than 750 hours of services during the tax year in real property trades or businesses in which you materially participated. You can read more about the test and the passive loss limitation in general here.

3) *Sheltering tax liability based on income* - Taxpayers who make less than $250,000 per year[5] qualify for what is commonly referred to as the Passive Activity Loss Carveout.[6] These taxpayers can take historic tax credits against the taxes they pay on their last $25,000 in income, whether that income is active (Such as W-2 wages from their job) or passive (from real estate investments). Once you do all the math, people in this category can use roughly $3,000 - $8,000 per year ($15-40k total investment over 5 years) that can be repaid through tax credits generated by a historic tax-credit leveraged real estate investment.

A Real Estate Investor Example:
Imagine a real estate investor named Danielle, who pays $88,667 in taxes per year on passive income earned from her real estate investments. She could offset $72,750 of this tax liability each year with historic tax credits. This calculation is as follows:

Step 1: Danielle can fully offset $25,000 of tax liability from passive income.
Step 2: Determine Danielle's excess passive tax liability (total tax liability $88,667 less 25,000 that may be offset at 100% = $63,667 excess passive tax liability
Step 3: Determine additional tax liability offset amount (excess passive tax liability $63,667 x the additional tax liability offset percentage 75% = additional tax liability offset amount $47,750.25
Step 4: Determine remaining tax liability after offsets $88,667-25,000=$63,667 - $47,750.25 = $15,916.75 tax liability remaining (rather than the full $88,667). To calculate Danielle's total potential benefit, you would take her total tax liability ($88,667) and subtract the tax liability remaining after offsets ($15,916.75). This equals $72,750.25 of tax liability that she could offset with FHTCs alone.

However, income produced by investing in an FHTC-eligible property would be expected to generate cash flow, and asset appreciation over time. In addition, Danielle would have the right to sell her interest back to the project after a five-year holding period. Cash flow, asset appreciation, and the future sale all represent additional potential benefits to Danielle.

Reimagine Fund and its affiliates price deals based on an expected 12% annualized return across all benefits. If Danielle maxed out her investment to match what she expects to be able to use in a deal where tax credits were priced at $0.91 per tax credit, she would be able to invest $331,013 ($72,750.25 per year x 5 years of tax credit benefits*.91) and end up with an expected $202,736 more than if she had simply paid her taxes.[7]

That scenario is modeled below,[8] using a generic deal with expected 12% returns.[9]

---

[5] The ability to use this tax benefit starts phasing out above $200,000 in adjusted gross income, and is phased out for people over $250,000. Roughly 140 million taxpayers make less than $250,000 per year.
[6] Passive activity loss carveout is a term of art that we have not seen specifically referenced in the tax code, but have heard used in the industry to describe the part of the code that provides a limited suspension of the passive loss rules for people of relatively modest income (under $250,000 in the FHTC case) for a portion of their tax liability (the liability associated with their last $25,000 in income).
[7] As with any other real estate investment, an investment in an FHTC project entails risk of loss, as well as unique tax compliance risks
[8] In this table, numbers are only displayed to the dollar place, and do not include cents. As a result $72,750 is actually the Excel-rounded total of $72,750.25 previously calculated.
[9] The chart would need to be reworked to isolate the stream of payments and benefits that generate the 12% return. By including the expected tax, we have thrown off the direct calculation of return on investment, because the expected tax is independent of the investment. To calculate the 12% return, one would need to calculate the initial

	Investment Made	Year	Year	Year	Year	Year	Year
Danielle		**1**	**2**	**3**	**4**	**5**	**6**
Expected Tax from passive income	$ -	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)
Investment	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Tax Credits	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Additional Benefits: Expected Cash Flow+Sale	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)
Running Total	$ -	$ (88,667)	$(177,333)	$(266,000)	$(354,667)	$(443,333)	$(532,000)

	Investment Made	Year	Year	Year	Year	Year	Year
Danielle with FHTC leveraged investment		1	2	3	4	5	6
Expected Tax from passive income		$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)
Investment	$ (331,013)						
Expected Tax Credits			$ 72,750	$ 72,750	$ 72,750	$ 72,750	$ 72,750
Additional Benefits: Expected Cash Flow+Sale		$ 4,223	$ 11,983	$ 12,161	$ 12,342	$ 42,976	$ 97,207
Less Portal Fee		$ (84)	$ (1,695)	$ (1,698)	$ (1,702)	$ (2,315)	$ (3,399)
Total	$ (331,013)	$ (84,528)	$ (5,628)	$ (5,454)	$ (5,277)	$ 24,745	$ 77,891
Running Total	$ (331,013)	$(415,541)	$(421,169)	$(426,623)	$(431,900)	$(407,155)	$(329,264)

By making this investment, we would expect Danielle to have **$202,736** more than she otherwise would. Danielle would earn an expected ~**12% internal rate of return** on her investment.

- Year 1 is during construction.
- The Portal Fee is the charge for managing this offering on a Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) registered platform for regulation crowdfunding. Reimagine Fund affiliates currently work with Common Owner who charges 2% of benefits returned from any funds invested. We have modeled that here.
- FHTCs become available after the building is built.
- It's possible that a taxpayer could carry FHTCs back (ie use the year 2 benefit in year 1), but we have not modeled that.
- All taxpayers have a limitation on how much they can use of rehab credits after they offset $25,000 in tax.
- FHTC = Federal Historic Tax Credit

What are you buying when you buy a Federal Historic Tax Credit[10]

A stake[11] in a real estate project that is historic tax-credit eligible. This means that you would have rights to a pro rata allocation of tax credits, property cash flows, preferred return payments, and the right to sell your interest back to the project after the historic tax credit compliance period. The combination of these benefits would generate your returns. Deals that come through Reimagine Fund and its affiliates are generally expected to provide a 12% annualized return on all benefits, which works out to roughly a 1.4-1.6 multiple over a 5-year hold. In certain cases, that return profile can be adjusted.

investment and the annual expected benefits, while ignoring the expected tax. In addition, the direct mathematical calculation of internal rate of return is not something we have tried to describe here. We use the Excel function for this calculation. Anyone who wants to discuss this further, please contact us.

[10] This list of benefits from FHTC investing is not Reimagine Fund specific, except where that is explicitly stated.

[11] Usually 95-99% of the deal would be held by the federal historic tax credit investor group during the first 5 years after completion. After that, the percentage would likely flip to 5-10% of the ownership, and the investor would have the right to put (sell back to the property) its interest after five years.

Typical Reimagine Fund Deal Structure: During Federal Historic Tax Credit Compliance Period (5 years post-completion)



Federal Historic Investors
Parties
Federal Historic Investor Project Owner
97% Owner During Compliance
Managing Member of the Project
1% Owner During Compliance
RF TCI Manager, LLC
2% Owner During Compliance
Entity
Created : Project Owner, LLC
Project
Project (Actual Real Estate)

What are the general risks of FHTC investing?[12]

The primary risks are as follows:

1) *Risk of project not being completed*. If the project is never completed, then the historic tax credits cannot be earned. Deals that come through Reimagine Fund and its affiliates hold back 20% of the invested capital until the project has been completed; (for example: if a $1 million Federal Historic tax credit investment is being made, we hold back $200,000, to be paid in post-completion) and review the ability of the general contractor and the developer to complete the project during our due diligence. RF TCI Manager, the Reimagine Fund affiliate which co-invests in the project and helps structure these investments, also retains the right to remove the managing member and complete the project if necessary. These mitigating steps do not eliminate this risk, but it does substantially reduce it.

2) *Risk of Tax Credit recapture* – there are several operational events that could cause a recapture of the tax credits. They include (but are not limited to) the following things happening during the five-year compliance period:
    a. ceasing to operate the property as a commercial enterprise during the five-year FHTC "compliance period",
    b. a foreclosure on the property during the FHTC "compliance period", and
    c. a fee simple transfer of the asset.[13]

    However, Reimagine Fund and its affiliates have structured contractual arrangements designed to minimize the risk in any deal that we participate in. In addition, the project's managing member will personally guarantee that they will not happen, and RF TCI Manager (the Reimagine Fund affiliate that co-invests in the project and helps structure these investments) will retain the right to remove the managing member and cure any recapture issue should one arise. This does not

[12] These risks are the risks for any FHTC deal, whether it comes through Reimagine Fund or not. Each tax credit investor or intermediary will have their own ways of dealing with these risks. What is outlined here is the Reimagine Fund's intended approach at this time.

[13] There are ways of selling the entire structure that do not create a recapture.

eliminate this risk, but it does substantially reduce it.

3) *Risk of operational performance of the project* – Like any real estate deal, the investment returns will be better or worse based on the performance of the underlying real estate. Factors affecting performance might include (but are not limited to): the speed of lease up, the ability of commercial tenants to attract customers, the rents that are ultimately generated at the site, etc. The development partners' skill at managing both expected and unexpected business conditions will have an impact on the cash flows and future value of the commercial property. However, RF-affiliated transactions are structured so the tax credits exceed the original equity contribution (barring any issues with risks 1 and 2 outlined above). This structure mitigates against overall downside risk in the event of poor performance of the asset after the project has been completed.

We hope you have found this primer informative. You can learn more from our Reimagine Fund website, or by contacting us directly at will@reimaginefund1.com, daniela@reimaginefund1.com, or 504-715-1129.

Disclosure/Disclaimer:

The material herein is provided for informational and educational purposes only and should not be construed as tax or investment advice nor an offer or solicitation to buy or sell securities. Any description of typical fund terms set forth herein are only a summary and are not intended to be complete and are qualified in their entirety by the definitive confidential private placement memorandum, offering documents, subscription documents and other constituent documents of the applicable fund (together, "Fund Documents").

This information has been prepared without regard to any particular person's investment objectives or tax/financial situation. This information constitutes neither a recommendation to enter a particular transaction nor a representation that any particular investment is suitable or appropriate for you. This information should not be relied upon to make any investment decisions whatsoever. Any discussion of risks contained herein should not be considered to be a disclosure of all risks or a complete discussion of the risks. You should not enter into any transactions whatsoever unless you have fully understood all risks and independently determined such a transaction is appropriate for you. You should consult your own legal, tax and financial advisers concerning any investment and risks.

This presentation may contain "forward-looking statements" within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as : "anticipate", "goal", "believe", "expect", "likely", "may", "should", "will" and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made in this presentation is based only on information currently and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. We have no liability whatsoever to you or any person resulting from the use of the information in the presentation or for any omissions.

This presentation is not, and under no circumstances shall it be construed as an advertisement, general solicitation or a public offering of securities. The Reimagine Fund and each Reimagine Fund related offering has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred, directly or indirectly, within the United States (or to, or for the account or benefit of, U.S. Persons), except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Prior FHTC projects are discussed for informational purposes only; there can be no guarantee of future results and investors may lose money invested in any investment.

Reimagine
Fund

504. 715. 1129
Will@reimaginefund1.com
Reimaginefund1.com
3354A Dumaine Street
New Orleans, LA 70119

Tax-leveraged Real Estate Investing: A Reimagine Fund Primer for community investors[1]

How to buy real estate using money you were already going to pay in taxes

The Federal Historic Preservation Tax Incentives Program (which includes the Federal Historic Tax Credit (FHTC)[2], started in 1976) encourages private sector investment in the rehabilitation and re-use of historic buildings. It creates jobs and is one of the nation's most successful and cost-effective community revitalization programs. According to the National Park Service (NPS) through the end of 2021, the FHTC has leveraged $116.34 billion in investments in over 47,000 historic properties. In 2021 alone, it leveraged $7.2 billion in real estate assets in just over 1,000 projects.[3] One example of an FHTC project is the building located at 3300 South Broad Street in New Orleans; this project was completed in 2013 by the Reimagine Fund CEO, Will Bradshaw, during his time at Green Coast Enterprises.


BROADMOOR DISCOUNT
822-6185
ED MURRAY
FOR MAYOR

This building was the first chain pharmacy in the City of New Orleans but had deteriorated substantially. It was last used as a brothel prior to restoration.

[1] See Community Investors definition in the glossary section of our FAQs. This generally refers to people who make between $50,000 and $200,000 in adjusted gross income, though the benefit applies to anyone making less than $250,000 in adjusted gross income.
[2] The Rehabilitation Credit (Historic Preservation) is the way the IRS officially refers to this program, just as the National Park Service puts it under the umbrella of the Federal Historic Preservation Tax incentives program. The FHTC itself is a 20% tax credit against one's federal income taxes for every qualified dollar spent preserving a historic building.
[3] See 2021 NPS annual report here.

The South Broad Community Health Clinic was born on this site through a project that utilized the Historic Tax Credit incentive program. It is now owned and operated by Access Health Louisiana and serves as a primary care clinic for Central New Orleans.



How do FHTCs work?

The program is managed by NPS and the Internal Revenue Service (IRS). See IRS FAQs here. See Section 47 of the Internal Revenue Code, which outlines the FHTC tax rules.

Different Investors Qualify in Different Ways:

1) *Sheltering tax liability based on income* – This is the category that Community Investors fall into, and it includes roughly 95% of all taxpayers in the country. Any taxpayer that makes less than $250,000 per year[4] can qualify for what is commonly referred to as the Passive Activity Loss Carveout.[5] These taxpayers can take historic tax credits against the taxes they pay on their last $25,000 in income, whether that income is active (Such as W-2 wages from their job) or passive (from real estate investments). Once you do all the math, people in this category can use roughly $3,000 - $8,000 per year ($15-40k total investment over 5 years) that can be repaid through tax credits generated by a historic tax-credit leveraged real estate investment.
2) *Sheltering tax liability from qualifying income* - Passive Real Estate Investors and C-Corporations can use historic tax credits against the tax liability they have on any qualifying income, offsetting up to $25,000 in taxes due with no restrictions, plus 75% of the remaining balance. Qualifying income is different for the two different groups:
    a. For Real Estate investors – any passive income (they have a passive loss limitation)[6]
    b. For C Corporations – any income (no passive loss limitation)

[4] The ability to use this tax benefit starts phasing out above $200,000 in adjusted gross income, and is phased out for people over $250,000. Roughly 140 million taxpayers make less than $250,000 per year.

[5] Passive activity loss carveout is a term of art that we have not seen specifically referenced in the tax code, but have heard used in the industry to describe the part of the code that provides a limited suspension of the passive loss rules for people of relatively modest income (under $250,000 in the FHTC case) for a portion of their tax liability (the liability associated with their last $25,000 in income).

[6] The passive loss limitation limits the tax liability that most individuals can offset using any passive losses (like historic tax credits) to tax liability generated through other passive activities, which generally consists of the ownership of real estate that is actively managed by others. C-Corporations do not have that passive loss limitation on their income, but individuals do, except in the real estate professional case noted in bullet 2 above.

3) *Sheltering tax liability based on profession* - Real estate professionals[7] can offset tax liability from any income generated from real estate activities (active or passive), but to avoid being subject to the passive loss limitation, a real estate professional must be actively engaged in and "at risk" from the project generating the historic tax credits. Real Estate Professionals are also subject to the same offset limitations as C-Corporations and real estate investors, so they can offset up to $25,000 in tax with no restrictions, and 75% of the remaining balance of their tax liability.

A Community Investor Example:
Imagine a community investor named Sarah, who makes $55,000 per year on income she earns from her job as a school teacher. If she just takes the standard deduction of $12,550, then her adjusted gross income is $55,000 - $12,550 = $42,450. In 2021, she would have owed, $5,088 in taxes on this income, calculated as follows:[8]

Federal Tax Brackets	Min Income	Max Income	Income in this bracket	Portion of tax bill
10%	$ -	$ 9,950.0	$ 9,950	$ 995
12%	$ 9,951.0	$ 40,525.0	$ 30,575	$ 3,669
22%	$ 40,526.0	$ 86,375.0	$ 1,925	$ 424
		Total	$ 42,450	$ 5,088

She could offset $3,193 of this tax liability each year with historic tax credits.[9] She would need to determine the tax paid on her last $25,000 in income. This is the tax paid on dollar $17,451 – dollar $42,450 of her adjusted gross income. That calculation looks like this:

Federal Tax Brackets	Min Income	Max Income	Last $25,000 income in this bracket	Tax on last $25,000 in income
10%	$ -	$ 9,950.00	$ -	$ -
12%	$17,450.00	$40,525.00	$ 23,075	$ 2,769
22%	$40,526.00	$86,375.00	$ 1,925	$ 424
		Total	$ 25,000	$ 3,193

In addition to tax benefits, investing in an FHTC-eligible property would be expected to generate cash flow, and the right for Sarah to sell her interest back to the project after a five-year holding period. Cash flow and the future sale all represent additional potential benefits to Sarah.

Reimagine Fund and its affiliates price deals based on an expected 12% return across all benefits. If Sarah maxed out her investment to match what she expects to be able to use in a deal where tax credits were priced at $0.91 per tax credit, she would be able to invest $14,528 ($3,193 per year x 5 years of tax credit

---

[7] This is a specific IRS term associated with people who work in real estate related fields. To qualify as a real estate professional, you must meet two tests: 1) More than half of the personal services you performed in all trades or businesses during the tax year were performed in real property trades or businesses in which you materially participated. 2) You performed more than 750 hours of services during the tax year in real property trades or businesses in which you materially participated. You can read more about the test and the passive loss limitation in general here.
[8] You can look up tax brackets in multiple places, but for 2021 that information is here.
[9] This assumes she doesn't have some other passive loss that she is taking instead.

benefits*.91) and end up with an expected $8,898 more than if she had simply paid her taxes.[10] That scenario is modeled below,[11] using a generic deal.

	Investment	Year	Year	Year	Year	Year	Year
Sarah	Made	1	2	3	4	5	6
Minimum tax paid individually to use this much in FHTCs	$ -	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)
Investment	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Tax Credits	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Cash Flow+Sale	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)
Running Total	$ -	$ (5,088)	$ (10,176)	$ (15,264)	$ (20,352)	$ (25,440)	$ (30,528)

	Investment	Year	Year	Year	Year	Year	Year
Sarah with Reimagine Fund	Made	1	2	3	4	5	6
Expected Tax		$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)
Investment	$ (14,528)						
Expected Tax Credits			$ 3,193	$ 3,193	$ 3,193	$ 3,193	$ 3,193
Expected Cash Flow + Sale		$ 185	$ 526	$ 534	$ 542	$ 1,886	$ 4,266
Less Portal Fee		$ (4)	$ (74)	$ (75)	$ (75)	$ (102)	$ (149)
Total	$ (14,528)	$ (4,906)	$ (1,443)	$ (1,436)	$ (1,428)	$ (110)	$ 2,222
Running Total	$ (14,528)	$ (19,435)	$ (20,878)	$ (22,314)	$ (23,742)	$ (23,852)	$ (21,630)

By making this investment, we would expect Sarah to have **$8,898** more than she otherwise would. The cash flows shown are the expected results from future operations and equal a roughly 1.6 multiple.[12]

- Year 1 is during construction.
- The Portal Fee is the charge for managing this offering on a Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) registered platform for regulation crowdfunding. Reimagine Fund affiliates currently work with Common Owner who charges 2% of benefits returned from any funds invested. We have modeled that here.
- FHTCs become available after the building is built.
- It's possible that a taxpayer could carry FHTCs back (ie use the year 2 benefit in year 1), but we have not modeled that.
- FHTC = Federal Historic Tax Credit

What are you buying when you buy a Federal Historic Tax Credit[13]

A stake[14] in a real estate project that is historic tax-credit eligible. This means that you would have rights to a pro rata allocation of tax credits, property cash flows, preferred return payments, and the right to sell your interest back to the project after the historic tax credit compliance period. The combination of these benefits would generate your returns. Deals that come through Reimagine Fund and its affiliates are generally expected to provide a 1.4-1.6 multiple over a 5-year hold on all-combined benefits. In certain cases, that return profile can be adjusted.

[10] As with any other real estate investment, an investment in an FHTC project entails risk of loss, as well as unique tax compliance risks

[11] In this table, numbers are only displayed to the dollar place, and do not include cents. As a result $72,750 is actually the Excel-rounded total of $72,750.25 previously calculated.

[12] This means that we expect investors to get $1.4 - $1.6 back for every $1 invested over the five-year hold period.

[13] This list of benefits from FHTC investing is not Reimagine Fund specific, except where that is explicitly stated.

[14] Usually 95-99% of the deal would be held by the federal historic tax credit investor group during the first 5 years after completion. After that, the percentage would likely flip to 5-10% of the ownership, and the investor would have the right to put (sell back to the property) its interest after five years.

Typical Reimagine Fund Deal Structure: During Federal Historic Tax Credit Compliance Period (5 years post-completion)


Federal Historic Investors
Parties
Federal Historic Investor Project Owner
97% Owner During Compliance
Managing Member of the Project
1% Owner During Compliance
RF TCI Manager, LLC
2% Owner During Compliance
Entity
Created : Project Owner, LLC
Project
Project (Actual Real Estate)

What are the general risks of FHTC investing?[15]

The primary risks are as follows:

1) *Risk of project not being completed*. If the project is never completed, then the historic tax credits cannot be earned. Deals that come through Reimagine Fund and its affiliates hold back 20% of the invested capital until the project has been completed; (for example: if a $1 million Federal Historic tax credit investment is being made, we hold back $200,000, to be paid in post-completion) and review the ability of the general contractor and the developer to complete the project during our due diligence. RF TCI Manager, the Reimagine Fund affiliate which co-invests in the project and helps structure these investments, also retains the right to remove the managing member and complete the project if necessary. These mitigating steps do not eliminate this risk, but it does substantially reduce it.

2) *Risk of Tax Credit recapture* – there are several operational events that could cause a recapture of the tax credits. They include (but are not limited to) the following things happening during the five-year compliance period:
    a. ceasing to operate the property as a commercial enterprise during the five-year FHTC "compliance period",
    b. a foreclosure on the property during the FHTC "compliance period", and
    c. a fee simple transfer of the asset.[16]

    However, Reimagine Fund and its affiliates have structured contractual arrangements designed to minimize the risk in any deal that we participate in. In addition, the project's managing member will personally guarantee that they will not happen, and RF TCI Manager (the Reimagine Fund affiliate that co-invests in the project and helps structure these investments) will retain the right to remove the managing member and cure any recapture issue should one arise. This does not

[15] These risks are the risks for any FHTC deal, whether it comes through Reimagine Fund or not. Each tax credit investor or intermediary will have their own ways of dealing with these risks. What is outlined here is the Reimagine Fund's intended approach at this time.

[16] There are ways of selling the entire structure that do not create a recapture.

eliminate this risk, but it does substantially reduce it.

3) *Risk of operational performance of the project* – Like any real estate deal, the investment returns will be better or worse based on the performance of the underlying real estate. Factors affecting performance might include (but are not limited to): the speed of lease up, the ability of commercial tenants to attract customers, the rents that are ultimately generated at the site, etc. The development partners' skill at managing both expected and unexpected business conditions will have an impact on the cash flows and future value of the commercial property. However, RF-affiliated transactions are structured so the tax credits exceed the original equity contribution (barring any issues with risks 1 and 2 outlined above). This structure mitigates against overall downside risk in the event of poor performance of the asset after the project has been completed.

We hope you have found this primer informative. You can learn more from our Reimagine Fund website, or by contacting us directly at will@reimaginefund1.com, daniela@reimaginefund1.com, or 504-715-1129.

Disclosure/Disclaimer:

The material herein is provided for informational and educational purposes only and should not be construed as tax or investment advice nor an offer or solicitation to buy or sell securities. Any description of typical fund terms set forth herein are only a summary and are not intended to be complete and are qualified in their entirety by the definitive confidential private placement memorandum, offering documents, subscription documents and other constituent documents of the applicable fund (together, "Fund Documents").

This information has been prepared without regard to any particular person's investment objectives or tax/financial situation. This information constitutes neither a recommendation to enter a particular transaction nor a representation that any particular investment is suitable or appropriate for you. This information should not be relied upon to make any investment decisions whatsoever. Any discussion of risks contained herein should not be considered to be a disclosure of all risks or a complete discussion of the risks. You should not enter into any transactions whatsoever unless you have fully understood all risks and independently determined such a transaction is appropriate for you. You should consult your own legal, tax and financial advisers concerning any investment and risks.

This presentation may contain "forward-looking statements" within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as : "anticipate", "goal", "believe", "expect", "likely", "may", "should", "will" and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made in this presentation is based only on information currently and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. We have no liability whatsoever to you or any person resulting from the use of the information in the presentation or for any omissions.

This presentation is not, and under no circumstances shall it be construed as an advertisement, general solicitation or a public offering of securities. The Reimagine Fund and each Reimagine Fund related offering has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred, directly or indirectly, within the United States (or to, or for the account or benefit of, U.S. Persons), except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Prior FHTC projects are discussed for informational purposes only; there can be no guarantee of future results and investors may lose money invested in any investment.

The following transcript is from a “testing the waters” webinar to answer questions for potential investors of the offering. The webinar took place on May 3, 2023, at 5:30pm EST.

Recording

Cara Macri

Oh,

...

Cara Macri

ok. ... All right. Since it is 5 30 we are going to get, oh, several more people coming in. We'll, we'll let them in and then we'll get started. ... Ok. ... Right.

...

Cara Macri

Ok. Well, thank you all for joining us this evening to talk all about tax credits. Uh, for 48 Hudson Avenue. We're very excited to be starting on this truly massive project for historic Albany. Um, it, it's so exciting. This is something we've been working toward for a really long time. And, uh, we're, we're thrilled to be able to share all of this with all of you.

Um, for those who are just joining, we are recording it, uh, this evening and, uh, we'll be posting this online so you can see it for those who've heard me say this like five times. Thank you for your patience. Um, before we get started. Um, I just want to point out that, um, no money or other consideration is being solicited and if sent in, um, it will not be accepted, um, there's no offer to buy or no offer to buy securities can be accepted.

Um, no part of the purchase price can be received until the offering statement is filed. Um, at this point, we are, um, kind of in a testing the water phase. Um, the only platform, ... let me see, sorry, only through the platform um, of an intermediary funding portal or broker dealer. Um, a person's indication of interest includes no obligation to commit of any kind. Um, just from a compliance perspective, we have to put that little bit out for all of you. ... All right.

Oh, jump out too far. Ok. So as we get into our, um evenings agenda, just a few quick housekeeping things before I turn this over to Pam, um, we are recording again this evening and if any questions could be held until the end of that particular um, speaker, you're welcome to put

things in the chat, um, or raise your hand so that we can see you have a question and then we call you. You're absolutely welcome to, uh, turn on your microphone and ask your questions. Um

Thanks for

the chat. ... Ok, I'll let Pam welcome everyone and we'll get started.

Pamela Howard

Great. Thanks so much Carol. Um, for anyone who doesn't know me, I'm Pam Howard. I'm the executive director at Historic Al Foundation. Um, and I have to say, you know, I echo with Kara just said, we acquired this building in 2013 and we're really starting to work on it in earnest. Um We had received a $268,000 grant a few years ago that allowed us to do phase one and phase two, which was internal work.

Um We've received another $500,000 earlier, um about a year and a half ago through New York State. Uh We were very fortunate in the last two weeks to receive a total of $1.7 million in grants both through the state and federal uh sources. So we, we cannot be more pleased to be in the position that we're in right now to really be able to finish this building um and make it our future home.

So, what we need now is uh the next phase is selling the tax credit so that we can, we can really uh finish up this project and uh raise the rest of the money and actually be able to uh actually be able to move in. Um So I'm incredibly excited, um you know, to, to be able to, to even offer this up for the public. So, you know, for anyone who doesn't really understand the tax credit project, um H A F uh because the building is, is eligible for both federal and state tax credits.

Um But unfortunately, because Historic Albany Foundation is a not for profit, we can't take advantage of that. So the best that we can do is actually sell them to investors. Um So that's why we're uh we're here tonight just to, to let everyone know what the process is and see who is interested for when we go live, hopefully in a couple weeks. So, and thank you to everybody who's here tonight and um we look forward to uh to your questions. ...

Cara Macri

Thanks, Pam. All right. I'm gonna share my screen again with all of you and uh just give a little overview of um the project for those of you who aren't super familiar um with the building or its history. I'm not gonna go way into the history of it. Um, right now, but we are doing tours on Friday. So if anyone wants a tour and the whole history background, whatnot, um, we can absolutely share that with you on Friday.

Um, but tonight, we're gonna focus on the project itself as you can see here our little house in the middle of a sea of parking lots covered with its plywood and corrugated asphalt covering. It's um, super attractive and looks very, very historic, um, as it is right now. So we are going to be doing something, oh, super crazy and uh restoring it to kind of how it looked in 17 28.

We are taking um kind of a unique approach to the project. We're, we're really just restoring the exterior of the house, uh how it appeared in 17 28. Uh It's gonna mute anyone that's unm muted at the moment. So we don't have too much background. Um So as you can see here, the house will look a lot like it did. Then the interior of the house is gonna be very carefully, um, just repaired.

We're not going to be covering it up with um finishes and reproduction, deed tile, crown moldings and plaster. Uh We really want the building's material to speak for itself. It is the oldest building uh in the city and it's one of like three timber framed urban buildings left from this colonial Dutch period, um which makes those elements really, really important.

Um So we're really committed to um making the authenticity of the building kind of shine and uh not disy it. Um If you will, um the later editions are all going to be kind of just gently repaired with um very unsexy, things like heat, bathrooms and uh windows and roofs that don't leak, but um necessities for the 21st century. So we're very excited um especially about the bathrooms and the heat.

So super exciting for us. Um As you can see on some of the notes here, um We're historic Albany is going to be the end user. That's probably the favorite question that we get is, well, what's it going to be? Um And we, we went through several different um possibilities and we, we talked to lots of different people and in the end, we felt that one of the most engaging things for the building actually is something that is a bit more mixed use.

And that by historic Albany using it for a kind of classroom and um and workshop space on the first floor where the public can come in and see the house itself all the time. Through the warehouse, we, you know, attract 10,000 people a year. Um Our new tool libraries always bring in more people and it, it really actually gave us an opportunity to share the building with the most eclectic group of people and people who really appreciate it for what it is.

Um So this is our dream, our future for, for the Van Osten Radliff House and just some numbers to get in very quickly. Um As Pan Pan started indicating it's not cheap. Uh The whole project is $3.7 million. And uh to date, we have a little over uh 2.3 which we are thrilled to be able to share that. Uh now has all been committed to the project. Um So the last chunk really is uh this tax credit offering.

So we're looking to raise about $945,000 in tax credits. Um Also as pam kind of mentioned, uh many people can be an investor in this and I'm gonna hand it over to will in a few minutes um to talk a little bit more about that. But traditionally, for tax credit projects, you have one big investor, it's usually a bank or someone that's gonna buy all of the tax credits in one shot.

Um Our project is very small as far as tax credit projects go. So there wasn't really one investor that was particularly interested in them, but we also felt crowd funding it and um allowing as many people as kind of were interested to kind of be involved in this actually met our mission and what we wanted to do with the building a lot more. Um So we will be crowd funding it through the common owner portal, which means we can have as many investors as we have credits to sell.

Um And we, we've set the initial investment for $250 which pretty much makes it accessible to anyone. Um We didn't want people to feel that you had to be exceptionally wealthy um or a developer or whatever um to, to be an investor. If it's something that you were interested in and passionate about, you should be able to do it. So that's our project um in a nutshell. Any quick questions about the project itself before we delve more into, what are these tax credits?

And how does that possibly affect you? ... I don't see any hands raised. So we're gonna move forward. Um All right, I'm gonna stop sharing my screen and hand it over to um Skyler who's one of our board members. He's also the owner of Fort Orange General Store, which is right around the corner from the van, a rad house. And uh he just found he's a Venus. So Skyler, take it away.

Schuyler Bull

Thank you so much. Uh So, yeah, I just uh wanted to take a few moments to sort of share my story and my connection to 48 Hudson. Um and talk about why it's important to downtown overall. So, um I'm not originally from Albany. Um I do hail from Watertown New York, um just out north of Syracuse, but my mom's family is from Albany. And so I grew up listening to uh my grandmother tell me stories of growing up in, in Albany and, and going downtown to attend parades and go shopping and uh attend

shows at the Palace Theater. And um you know, there's one story uh where she had a great aunt, take her to a vaudeville theater when she was quite young and uh we won't get into the details of that. But um it was just really cool to um hear all those stories growing up. And um I actually decided to come to college in Albany at the College of Saint Rose and um settle here um as a resident.

So, um my early career was in downtown, I was with Discover Albany and the downtown Albany Business Improvement District. And while there, I really fell in love with downtown Albany. I became a downtown resident and eventually uh purchased a business and moved it downtown. Uh the Fort Orange General Store, which we moved to the Agus building at 4 12 Broadway as Kara mentioned was right around the corner from 48 Hudson.

Um And so, uh I just wanted to be a part of the revitalization um of downtown and sort of put my money where my mouth was and uh be a part of the change that was happening there. So, um at the same time, I also joined the, for the, um I'm sorry, the historic Albany Board and uh learned about 48 Hudson and the Ostrander name uh became familiar with that.

And then during COVID, it turns out I was doing some ancestry work as was pretty much everyone else. And sure enough, the Ostrander name popped up on my dad's side of the family. Um And I actually did a little bit more digging and pulled out the bull family history book that my uh father was part of creating with my uh great aunt. And sure enough, the Ostrander name is right in there and it matched up with what I found on ancestry and um just uh learned that my sixth great grandfather

built 48 Hudson, which um what are the chances? So, uh another connection to uh downtown Albany and to 48 Hudson. And so, um I just wanted to share that with all of you. Um, you know, certainly, um it's an exciting piece of downtown Albany's history. It's exciting piece of New York State history. So I invite you to uh do what you can to help restore this building and, and be a part of that change. So, thank you. ...

Cara Macri

Thanks Skyler. I love how you found this. Like just remote connection. Everyone, we've come across so many people that have found their ostrander and what or Radliff in one way or another. I mean, it, it's amazing how prolific these families are so that you're on our board and related too.

It's just perfect. All right, we're gonna move on to, um, Will Bradshaw who is with Reimagine Fund and will, can explain really the meat and potatoes of what these tax credits are and, uh, how they work. So will, why don't you share all of your knowledge with us?

Will Bradshaw

Um Thanks Kara. It's really a pleasure to be with y'all, uh, this afternoon evening. Uh, I'm in New Orleans, so it's still afternoon here. But I guess early evening, uh, in Albany. Um, Kara, can you, um, allow me to share screen?

Cara Macri

Oh, sorry. ... That's so weird. Now all of a sudden it says only host can share. Why don't I share for you? How's that? You just tell me when to?

Will Bradshaw

Ok, let me, let me forward you what I want you to share via email. Oh,

Cara Macri

ok. Well,

I can see what we can do. Sorry. This is all right. Let's see. Oh, here we go. No, now you can. Yes, we figured

it out.

Will Bradshaw

Excellent. Carry on. Um, all right. So, um, I wanna talk a little bit about, uh, reimagined Fund. Um And y'all should be able to see my screen now. Is that correct? Great. Um Let me get in here. Ok, perfect. Um So, Reimagine Fund is a new business. Uh We work nationwide uh based in New Orleans and we are focused on educating real estate developers uh and potential investors about the historic tax credit program and particularly how it can be used for community revitalization uh and

how community members may be able to use their tax liability uh in order to invest in that community revitalization. So it is effectively a mechanism by which people can direct uh their future tax payments to make their own communities work better uh or do things that they want to see happen. Um And we are part of uh a process that I think we have all witnessed in our lives where economic decision making has moved from the boardroom uh into the palms of our hands.

Um And we're really kind of working in that same space, but we are specifically focused on historic tax credits. Uh And when we talk about a tax credit, we're talking about a dollar for dollar credit against one's income tax, income taxes. Um The historic tax credit program uh has been around since the seventies, but the modern structure of it was created in 1986.

So this is not some kind of newfangled thing. Um You know, it's been working for close to 40 years. Um tens of thousands of buildings have been converted using this credit. Um, a couple $100 billion have been leveraged for redevelopment using uh this tax credit and the rules were also updated at the end of 2017. Um The thing to kind of keep in mind here is that there are four types of taxpayers that can use tax credits.

Um There are the three groups that are listed in green on the left uh here of my screen, which maybe is the left for you, maybe is the right for you. I'm not 100% sure how the mirroring works on your screen. Um But over here, you know, in green where my cursor is moving around, um Most of the market, probably 90 95% of the market, maybe even more is purchased by c corporations and high net worth individuals who have passive income from real estate investments.

Uh That is how the, the infrastructure to place these tax credits works at the moment. Um But there is a big portion of the taxpayer universe um that the infrastructure has ignored, that can utilize these tax credits. We call this group community investors and that is anyone who makes less than $250,000 in adjusted gross income. Um And so if you are in that bucket, then Congress, when they wrote the 86 tax law allowed you to participate in historic tax credit investing.

But the infrastructure again, that's been built by the groups that, that syndicate these credits and um place tax credits. Now, uh that doesn't allow this group to participate. Um And that is one of the things that we are working with historic Albany Foundation and common owner and others to try to change. Um That one thing I wanna say while I'm, I'm standing or while we're on this slide before we get into to more of this uh is just a little bit of background on me.

Uh I have been a tax advantage real estate developer for most of the last quarter century. I have worked primarily in the historic tax credit space. Uh And I stopped doing that to start this business during the pandemic in part because I was so frustrated with how this process normally works. And the fact that the marketplace really excluded individuals who wanted to improve their own community in favor of the c corporations and the high net worth individuals.

Um which is not to say that I'm interested in excluding those groups. I think they're a useful part of the marketplace, but it should be open to everyone. Uh And that's what we are trying to work on. That's kind of primarily why we're here tonight uh is that we're helping historic Albany Foundation and groups like that, uh recognize visions like this to redevelop buildings like 48 Hudson.

Um So again, if we go to this, this pink taxpayer group from the previous slide, people who make less than $250,000 a year, that's somewhere around 97% of taxpayers. Um, that group pays about a trillion dollars in taxes. And the federal historic tax credit market in 2021 was about 1.2 billion. Um So one out of every $800 in taxes paid by this 97% that is currently excluded, um, that buys the whole market place.

Um If you imagine a person that will call Sarah, um, let's say she's a school teacher, she makes $55,000 in income. She pays about $5000 in taxes. She could with a $15,000 investment offset about $3100 a little more than that. Uh, about 60% of her tax liability, um, for the following five years, um, by making an investment in a building like 38 or 48 Hudson.

Um So this is just, uh, a sense of what her 10 40 might look like, what her, her actual individual tax return might look like. Uh, given the profile that we just described. Um, uh, but again, as I already mentioned, Sarah can't do this right now. Um, she doesn't have access to the attorneys and accountants that make this process work for the big corporations and the high net worth individuals.

Uh, but we are really trying to change that. Uh And again, in partnership with groups like Historic Albany Foundation, the common owner and others. Uh We're trying to marry the boardroom and the crowd. Uh So that groups that want to see specific changes in their communities happen, can uh pool their money together, their resources together and make those changes occur.

And again, we are trying to educate and provide a process that everyone can participate in. Uh everyone from Sarah to the seed corporations and the high net worth individuals that currently dominate the market. Um So a little bit of structuring conversations or a little bit of a structuring conversation to show how this works. Uh And then I'm gonna jump to um a slide or not a slide but a spreadsheet that actually shows potential investments in 48 Hudson at specific dollar

amounts. Uh So you get a sense about what the actual returns to capital might be uh if you made investments at particular levels in this particular project. Um So anyway, for now, uh we're gonna describe this in a sort of generic way. Uh Let's assume that you've got uh a nonprofit that wants to create uh their head headquarters. Uh We've got Sarah who I I mentioned before.

Uh Maybe there's also a seed corporation in that community that wants to invest, um They could pool their money with a number of other investors that looked like them um And invest in an entity that might be called nonprofit headquarters, Federal Historic Investor. Um That entity would purchase uh an interest in the conversion of uh that nonprofit headquarters.

Uh And you then have the investors who would be able to take uh whatever their tax credit benefit is. You know, in this case, Sarah, with her $15,000 investment would be able to take almost 3200 right off the bottom line of her taxes. The c corporation would be able to do something similar uh based on their investment, but at a larger scale, uh but they don't just get that tax credit, they also get cash uh and the ability to sell their interest in the project after five years.

I'm gonna skip some of this uh because I wanna show you the actual numbers for historic Albany Foundation. Um But our team right now includes myself, uh my co-founder, Daniela Rivera Bryant. Um As I mentioned, I've spent 25 years doing this type of work uh in tax leverage real estate developments mostly in Louisiana, but also um North Carolina, uh Massachusetts and Texas.

Uh Daniella is an engineer by training um and an economist who has worked largely in disaster recovery and community development. Um You can learn more about us at the reimagined Fund website or by following this QR code. Uh But let me stop sharing this and I wanna pull up the spreadsheet that I mentioned. So give me just a second here. Yeah, here we go.

So can you all now see my screen again. ... Um So what we have done working with Kara and team and just to be clear, this spreadsheet is really the property of the historic Albany Foundation. Uh You can find a similar version of it, maybe this exact version uh on the Testing the Waters page on the comment on our website. Um But um we have three different investors, investor A B and C who have invested respectively $250 1000 dollars or $10,000 which is a percentage of the total raise, you

know, is 3/10 of 1% about 10% or a little over 1% of all the money that they're looking to raise. Um If you put a $250 investment into this, you would expect to get 2 45 back in the first year, you know, almost 200 back in the second year. Uh in the third year, you'd basically get to a point where you've gotten pretty close to getting all your money back.

You would likely get all your money back in the fourth year. Uh And then you'd start to get returns in the 5th and 6th year on an expected basis. Um So that's sort of where uh based on their going unexpected model. Um That's what it would look like. If you were to invest $250 and over that whole term, you'd have roughly $100 more than you had when you started um with the combination of cash flow and tax credit benefits. Um If you were to invest $1000 you can see something similar where

again, you know, by the fourth year, you should have had your money back. And then the 5th and 6th year uh is when you'd start to see um kind of net increase uh in uh cash and you would expect to have about $386 additional to what you invested at the end of the term.

Um Same thing here for the $10,000 investor. Uh You'd expect to have about $3860 more than what you put in on the front end. Um I will stop there and see if people have um any quick questions before we hand off to um or hand back to Karen. ...

Webinar Attendee

Yeah, I was just wondering uh where does the cash flow come from? ...

Will Bradshaw

Um The, the historic tax credit entity actually becomes the 99% owner of the building. Um And the building is operating with rents and, and other uh payments that would be made from the users which are historic Albany Foundation. Um various programs of the foundation that would be paying rent back into the ownership, which is another special purpose vehicle created by the historic Albany Foundation.

So it's, it's really revenue that's generated by the operations in the building. And Kara, I don't know if you want to describe that, um, any more clearly than I did. But,

Cara Macri

uh, yeah, the operation expenses are mostly, um, small things like, you know, the water bill for, um, the property, any maintenance, you know, uh, snow shoveling electricity, things like that. Um, those are kind of the operating expenses. So not, not a terrible lot. Um, unfortunately, but he's not super cheap.

So that's probably gonna be the biggest ... other questions. ... Feel free to unmute and ask any question you like or if you feel better typing it in the chat, you're welcome to do so as well. I know it's a lot of information to kind of take in that one time too.

No questions. Ok.

Webinar Attendee

We may I ask a question please? I'm I'm not understanding the cash flow. I understand investor A pays in $250 to the project ... and ... how do they get money back? I'm, I'm ... uh

Will Bradshaw

so let's let me go line by line here um and describe each of these pieces. Um If that, that helps. So we'll just deal with investor A. Um So investor puts in $250 um that once the project is completed, that the tax credits will vest and they will get a tax credit that they can use to, to reduce their tax liability by an expected $31.01 uh in that second year. And that will be true for each of five years.

Um And so if you think about this $250 investment as being half for the federal historic tax credits and half for the state historic tax credits. It's effectively saying that you're putting 100 and $25 into state or into federal historic tax credits and you're getting 100 and $55 back over this sort of five year hold after the buildings completed. Does that make sense as a starting point?

Webinar Attendee

Yes. So the investor gets the tax credits, correct?

Will Bradshaw

It'll be distributed through A K one that is, is given by the historic tax credit uh entity. The that uh that vehicle that I mentioned where everybody pulls their money and they buy an interest in this company and the company then buys the 99% interest in the project. Um That historic tax credit company will issue a K one to the individual investors that will transfer this $31 benefit to each of the people that puts in the 250 assuming everything works as expected.

Um The second line item on the state tax credits um New York State um issues a refund for, for the tax credits for any liability that a New York state taxpayer can't use uh in the year in which the credits are awarded. So either this $250 investor will have 100 and $58.23 New York state liability, in which case, they will be able to reduce their tax burden to the state by that amount.

Or the state will cut them a check in that second year, uh, for whatever amount of liability they don't have. Um, and so that's what this sort of second piece of this, uh, is. And again, if you assume that half of the investment is for the state credits and half of them is for the federal tax credits. It's effectively saying you're paying 100 and $25 for 100 and $58 benefit um In that, that second year.

Um And then the third line item here, this cash flow plus put line item, this is just the proportionate share of this investor's um interest in the company. Um So there's a certain amount of cash flow. Uh And Kara, I don't remember exactly what that's expected to be in these years, but this is this $2.45 is this percentage of that cash flow. Um And so this is just the share of what is expected to go back to each of the, the investors based on the percentage of the company they own.

Um And the additional amount in year six is because the investor has the right to put their interest back to the project, which means that the investor can say, OK, project, you have to buy me out now. And so this is the amount that they would be expected to be bought out for.

Uh or it's, it's the share of this investors uh buyout effectively. Uh And that's the combination of benefits that you get when you buy that small interest in the historic tax credit company for $250. Um Does that make more sense, MrBlack?

Webinar Attendee

Yeah, thank you, Mr Black. Uh It, it does make some more sense. Maybe if I think about it in another six months, it'll become clear

Will Bradshaw

and I'm happy to follow up and talk about it in, in more detail. And I know um you know, Carol and Pam and others on their team would also be happy to do so. Uh it is a lot, you know, I've spent a quarter century doing this stuff. So, um you know, I had a bit of a head start it.

Cara Macri

Yeah, the project itself doesn't have much cash flow. Um Historic Albany will be paying rent to the um the, the holding company managing the, the project. Um So that, that's where the, the, the kind of cash coming in is and then those operating expenses um are, are what go back out and that, that cash flow little bit is kind of what's left over. So there's, there's really a only very tiny amount of cash flow for this type of project for us anyway.

Richard Rogers

Uh Would it be helpful if I shared the organizational chart? Maybe

Cara Macri

that would be Wonderful. Thank

Will Bradshaw

you. I'm gonna stop sharing rich and then you can and grab the reins. ...

Richard Rogers

Yeah, so ... see this. Um Can everyone see this,

Cara Macri

sir? Uh We can see part of it zoomed in pretty

close. Ok.

Richard Rogers

So essentially um historic Albany Foundation is leasing the property pursuant to a long term lease to H A F holdings to LLC H A F holdings to LLC is the actual issuer of um the, the membership interest, the, the ownership, the partnership interest. So, um you know, the investors, so if you were to invest, you would be investing in H A F holdings to LLC.

As you could see here, here's our investors and that's up to 99% of the ownership of H A F holdings to LLC. So historic Opening Foundation is going to make rent payments to H F holdings. Two LLC H F holdings, two LLC is going to pay operating expenses and then whatever is left over will be distributed 99% to these investors. These investors will also receive

their distributive share of uh federal and state tax credits that are earned by H A F holdings to LLC as a result of having

undertaken the project and incurred the, the rehabilitation expenses. Um So, you know, in, in Will's example of a $250 investor, right? They're gonna own less than 1% of this 99% based on the amount that needs to be raised Right. Um, but if you're putting in about $1000 you're gonna get about 1%. So 1% of the credits of both federal and state and 1% of the, the cash flows after operating expenses are what will be distributed to these investors.

Um, uh, in the spring you'll receive a schedule K one which you can give to your accountant. That schedule K one will say precisely how many federal tax credits you'll receive, how many state tax credits you'll receive and how much, you know, income and, and loss you'll receive. Um And then you'll give that to your accountant and your accountant will uh add that to your tax return.

Um This entity will be managed by uh an entity that is a wholly owned affiliate of Historic Albany Foundation Inc after the five years um of after placement and service five years. Uh Each owner's interest in this entity will be reduced by a factor of 10. So, uh you know, if that, that person who owned 1% would then own 1/10 of 1%.

And they would have the option to require historic Albany Foundation to repurchase their interest. And so that was that amount of cash at the end that will had uh referenced before. Um And so that's how, you know, that, that cash at the end is essentially a buyout of the interest after the tax credit period has ended. ...

Will Bradshaw

Um And I was just gonna jump on Cara, I do need to go now. So I wanted to say thank you. I apologize to everybody that I need to leave a little early. We had a family situation, uh that arose uh unexpectedly yesterday. Uh That kind of messed up my schedule this afternoon. So it was lovely to be with you all, but I'm gonna step away now.

I'm definitely available for any questions or any follow up that people have. Um And uh if you didn't catch the, the uh website or screen share, I think Kara has my contact information. Um And I'm happy to respond to any, any follow up.

Cara Macri

Yep, your info is in the packet. Um Everybody got, so you're good. Take care of what you do. Thank you for joining us will.

Will Bradshaw

All right. Thank you. All.

Cara Macri

Um All right, Wendy had a question about who is paying for the renovation. Um is the initial payment or the initial um investment um by the owner used to pay. So, um this is actually mostly grant funded um from the, the slide we had earlier um a little over 2.32 point $4 million will be um grants. Um At this point, we have 2.3 that's actually committed.

Um We have a bridge loan through the community loan foundation or community loan fund. Um So his as all of the expenses are being incurred, um we'll be paying them using the, the bridge loan um that we have received and then all of our grants are reimbursable grants. So we will then voucher each state federal private entity um for those expenditures, they will pay us back.

And it, it kind of all filters down through this structure that um will have showed. Does that, does that adequately answer your question? Is that clear ... other questions? I know it's a lot, it's a lot to take in and is not necessarily straightforward in any way. So, um it may be something just to kind of think about as well. Um We are gonna be posting an FA Q um on the Offerings page.

So if there's questions you don't have now, but think of later, you can check back um on the Offerings page or email us and we're happy to answer your questions. That's the great thing about the offering pages. Any questions that come in um as we move forward with this will all be posted on the page so you can check there and get answers to your questions, questions other people had.

Um And what else? So that's gonna be kind of the clearing house for sharing information about this, which might be the perfect segue unless there's any other questions first. I don't see any hands up, nothing else in the chat. Um I'll move over to um Jake. Well, oh Michael, you have a question.

Webinar Attendee

Yes. Um What are the, where do the costs fit in this program? For establishing, I don't have the terminology, sorry. But the, the entity that, that, that, that managing entity that stock foundation creates and then there's a third entity is the LLC, that is the profit making entity. W what are the costs of that set up?

Cara Macri

Um Our soft cost for all of the, the LLC manager and the, the offering set up is about $100,000 a little bit less. I think Um, the majority of our soft costs are actually architectural services. Um So the, the actual LLC set up is just kind of a small percentage of the project. Is that the question you're asking? Yeah,

the, so that 100,000, does that include the architectural fees or that's just the administrative setup, the

administrative setup for the, the tax credit component, um, and all of the costs associated with that bookkeeping filing fees. Um And of course, there's multiple LLC S so there's multiple filing fees. Um, it's all the costs related to that. There, there's attorney fees and, um, as we now know, lots of auditing for all of the LLC S that we now

have. Um, so that, that's what makes up that that 100,000, um, are all of those kind of little, little soft costs. The architectural services are just shy of, um, $400,000. ...

Thank you.

Absolutely. Any other questions, feel free to unmute and jump right in since I, I can't see everyone and there seems to be no raise your hand button because it's not a webinar technically. So jump in if you have a question real

Webinar Attendee

quick. ... Yeah, sorry. So just going back to the, the first page, could you give me the breakdown real quick on how much you were raising through this program? That was, that was one million, was

Cara Macri

it? It's a little so it's $945,000 that we are looking to raise and those are based on what's called qualifying rehabilitation expenses. So, um as we like to describe it, um when you're looking at all the things you're doing to the building, any improvements you make, if you turn the building upside down and shake it and it doesn't fall out. All of those improvements are qualifying rehabilitation expenses. Um The architectural services, the engineering services, um We do have

a good amount of engineering since we're moving a 300 year old roof back to where it was initially. Um So we have, we have a good bit of uh engineering services in there. Our archaeology falls in there as well. Um And then the, the costs for the actual tax credit um process um that we talked about those are actually also mostly qualifying rehabilitation expenses. So

Webinar Attendee

none of the construction expenses themselves, the the rehabilitation expenses themselves, like actual construct, actual people coming and doing work on the buildings. That's not

Cara Macri

the 945,000 absolutely pays for that, most of it will go toward actual construction. Uh That, that's,

Webinar Attendee

that's part of the qualifying rehab that's part of the qualification. Yeah.

Cara Macri

Yes. Um The breakdown is, I think it's, it's a little shy of 500,000 is soft cost, which includes the architectural services which makes up most of that. Um But the, the most of the project is over like $2.7 million is hard construction expenses. Um And we do have the breakdown of all of this as well on the the common owner offering page.

Um And then there's a document that um the email you all received with this link. Um The most recent one had several attachments in it and um that had the breakdown of all of the different costs and funding sources for each of those is, is also in that so you can see it in multiple spots as well.

Webinar Attendee

Got it. Thank you.

Cara Macri

Yes. Um One of the questions asked was um if the improvements are paid for by grant funds, are they still eligible for the tax credits? Yes. And it's, it's almost like a a loophole, right? So um the managing member entity is paying for the improvements, but because historic Albany and the is

not getting the tax credits, um even though we're getting the grant funds, so the grant funds come into us, we put the grant funds into the um the holding entity just like any other investor.

Um ... the private equity is coming, that's going into the project is coming from individuals like potentially all of you. And so it, it's not technically double dipping in that sense. So, yes, we are able to use grant funded, um, expenses as qualified expenses for the tax credits. And that's kind of what makes this whole messy project work financially. ...

Webinar Attendee

And how, how did you come across, uh, this, the reimagined Fond and the crowd funding idea. How did that come about?

Cara Macri

Um Well, we've worked with um preservation studios um in Buffalo, which is um a consulting company that helps a lot of people with um tax credit projects since part of what historic Albany does is technical services, helping people restore buildings. And um the tax credits are kind of the best game in town for re restoring historic building.

So when we started working on 48 Hudson, we immediately reached out and we were like, ok, like help us do this, does this we qualify, would this work for us since we're always recommending other people do it? We want to do it too basically. So, um we met Rich Rogers and, and Jake Walsh and several other great guys from a, a whole group out there with preservation studios and Urban Vantage and Yachts law and common owner, um who are kind of the, the experts in New York State on

this and they were the ones with the brain wave of well, crowdfunding. We have done that before. That would be great for this. And now we're off to the races with crowd funding. ...

Webinar Attendee

Uh, may I ask another question? ... What percent of the qualified ... expenses is credit?

Cara Macri

It's 40%. So you get 20% 20% federal. Thank you. ... Other questions. ... No question is a foolish question. As I've said many times, it's very complicated and not straightforward. So please feel free to ask any questions you'd like.

Webinar Attendee

Uh one more, please. Yes. Was there a reason that the additional 10% was not available?

Cara Macri

Yes, we had uh our project was too expensive. Um Your rehabilitation specs expenses have to be under 2.5 million. And so we looked at it and said, ok, could we kind of value engineer um a a cheaper budget or we could not take the um include all of the architectural services, soft costs in our expenses. Um And when we crunched a whole bunch of numbers it in the end, um we, it worked out better not reducing our qualified rehabilitation expenses to get that extra 10%.

... All right on that. I'm gonna um hand it over to Jake Walsh from common owner who's gonna talk a little bit about the listing platform, um which is how you can actually invest in this project.

Jake Walsh

Wonderful. Thank you, Carol. I'm gonna share my screen. ... Um So my name is Jake Walsh. I'm from common owner. We are the platform that uh historic Albany foundation is going to be performing the crowdfunding part of this offering through. Um So I'm here to speak really about the platform, not the the deal itself. You know, Kara and Rich have done a great job of answering those questions.

Um But I got a couple of bullets. I wanna just mention of kind of who we are and what we do. And then I'm actually gonna also pull up the offering page. Um that is currently live and kind of show you how our platform works. So what common owner is, is we are a registered investment crowdfunding platform. And what that means is we're uh registered with F and the S E C um and can enable businesses and organizations like Historic Albany Foundation to raise money um from investors through

the internet is really what we are registered and able to do. Um What are we kind of provide through that is a streamlined and compliant process uh allowing them to, to raise this money from, you know, individuals. There's a lot of kind of red tape and rules that ran and the S E C have on how this can work. So our portal has been created and we provide a lot of kind of support and guidance through all the filing that's required for Historic Albany Foundation um to help them go and prepare

file as necessary and then start accepting investments from individuals like yourselves. Um One thing I do want to note is that we do not handle any of the funds. Uh We're not allowed to due to

the regulations. Um We provide essentially the, the portal, the website and then all of the funds will be handled by a third party S C O provider that we work with.

Um the one we work with and we'll be handling. This offering is called North Capable North capital, private um investments. Um They are a reputable um escrow provider. They work with a lot of crowdfunding portals. They're one of the big names in the game as far as this goes. So um they're very, you know, good to work with and kind of how it will, what will happen is as investments are made into the offering, all of those funds will be held in escrow until a time when the offering reaches

a minimum amount. When they go to make an offering, you have to set a minimum and a maximum. Historic Albany Foundation will not be able to withdraw any of those funds until at least the minimum has been met. Once that happens, they can begin withdrawing funds, your funds will leave escrow and your investment will become active. Um If for some reason, historic Albany Foundation was not able to raise that minimum amount, all of the funds that are held in escrow would be returned in

full to the investors. Um I also have our, our general outreach here info at common owner dot com. If anyone has questions after this, you know, I'm happy to, to connect and walk through anything in particular. Um But I can pause there for a moment if there's any high level questions. And then if not, I'm gonna show pull up our actual platform and walk through the offering page for Historic Albany Foundation and kind of how the investment process would work.

... Ok. Well, I will dive into that then. Um So what I have open here at the moment is the um offering page for this investment. This is um on common owner dot com right now. Currently, the project is in what's called Testing The Waters, which is what Kara mentioned at the beginning of this call. And what that is is that's kind of a a pre investments.

Um You, we can't accept any funds yet. The offering isn't officially live, but they are able to list all of the information about the project and start to gauge interest from potential investors like you. Um So now the page is set up. Um Historic Albany Care has been doing a lot of work. There's pictures here, there's descriptions about the building itself, there's descriptions about the work that's going to be done to it.

There's background on historic Albany Foundation who's sponsoring this project. Um There's, you know, a lot of supporting information to teach you as the potential investor about the project about the investment um and about, and you know, learn more about the details of what they're looking to do. Um Down at the bottom here. Um There's currently a lot of additional documents that you can download.

You can look at. Um this is their their pitch deck, those sample investor profiles that will Bradshaw was showing earlier on this call. Um Disclosures, things like that when the offering does go live, there will also be all the official filing documents that get registered with the S E C once this is filed and all of that will also be available here for your viewing and your download on the platform.

Um at the moment because as I mentioned, this is a in the testing the waters. You can't invest yet when this is live. This button instead will say invest now right now it says express interest. Um And if you want to, you can click that you can put in your name, your contact address, you can let historic already know how interested are you? Um How much money would you be willing to, to invest in this based on what you've read and you can put in um questions and contact information as well.

Um So that's kind of what the the main page looks like and will look like once this goes live, there will be very minimal changes to this page itself, just a few updates letting you know that the project's live and that you can be investing and some of those more formal documents and disclosures are listed as well. Um To kind of show you how that will look, I'm going to show what the investment page looks like for a different offering that we do have live on our platform.

Um So if you were able to click invest, now it would bring you to a page that looks like this at which point it um our platform will intake information about the investment that you're looking to make. Um So you would be able to enter an investment amount. And then there's one important part here that I definitely want to make sure we walk through for a second.

The amount that you can invest in a crowdfunding offering is um going to be based somewhat on your level of income or net worth. Um If you are an accredited investor, then you are able to invest any amount of um money into a crowdfunding offering. Um For those of you who might be wondering what is an accredited investor that is determined as someone who's earned income exceeds $200,000 in a given to a prior two year period or $300,000 if filing with a spouse or if you have a net worth

that is over $1 million. Um You can also be considered accredited if you have like a series seven or a series 65 or 82 license. Um So as I said, personal income of 200,000 joint income of 300,000 or net worth over a million. You're considered a credit investor and you can put as much as you want to into an offer if you are not accredited, um you'll click this no button and then we have a little calculator that will allow you to put in your information and determine how much you can invest in

this in a given offering. Um So what our calculator does based on the S E C data um is you can put in your annual income or, or your net worth or both and we will spit out how much you are allowed to invest in an offering. So, for example, and this is not the historic Alba Foundation offering. This is a different offering we currently have on our site.

Um If you had an income of $50,000 you will be allowed to invest up to $2500 in a given offering. Say if you then list that your net worth was $100,000 because this is going to work off of both of those, you can actually invest up to $5000 in a given offering. Uh The final piece of this is how much you can invest is also based on how much you've invested in the past 12 months in any crowdfunding offering, not just historic Albany, but if you've invested in a different offering through a

different portal, um that will count. So let's say that I invested $2000 two months ago in a different offering. I would enter that here and then that will lower my investment limit by those

$2000. All this is available. You'll be able to see this. Once the offerings live, you'll be able to put in your own numbers and this calculator will let you know how much you can invest based on your personal financial situation.

Um Beyond that, we then just collect your basic personal information, your name, date of birth country address. Um There's a few acknowledgements that you'll have to make understanding that, you know, once an offering closes your ability to cancel your investment might be limited, um that, you know, you are purchasing securities. So there isn't necessarily an easy secondary market for you to potentially sell.

Um And uh also certifying that you're, you know, investing an amount that you are able to invest given on your financial situation. Um The last piece is you can select the payment method um through our portal, you can pay through an ach or a bank transfer. You can make a wire transfer. You can even mail in a check if you would like that will not go to us, that will be mailed directly to our escrow provider.

Um And we take credit cards. Um You can also invest with an IRA if you want to. Um, that's something that, you know, if you're looking to do, they'll contact us and we'll help connect to your proper Ira account so that investment can be made. Um Yeah, so I'll pause there. That's what the page will look like once um 48,000 can be begin collecting investment.

Um But for the time being, it's this page as you can currently see with the express interest button. Um But we're hoping to have the offering live very soon. Um So I'll pause there. Um But that is uh what we are and what we do. ...

Cara Macri

Any questions about the offering page and platform itself for Jake. ... Again, I'm gonna mention any questions that were asked during this uh program tonight or that have been asked are going to be posted on this page. Um So as more people kind of continue to ask questions um and get more information, we will be posting more about this. So um that fa Q section um that you see in the middle, there will be things there, there's the questions.

Thank you, Jake, um comment section at the bottom. So we'll, we'll be continuing to um field questions through us throughout throughout the entire offering period. Um We should be going live soon. Um We do plan to be uh keep the, the offering live um for about 12 months or until we have met our goal, which hopefully won't take a full 12 months.

Um But we do plan to keep this open. Um As long as we need to essentially, um, to raise said funds. I think Rich has rejoined us. Um Do we want to talk at all about the rolling, uh, closings? Um, a little bit more.

Jake Walsh

Yeah. Um, so I can speak to that a little bit. Um, there's a term within crowdfunding called a Rolling Close. And this kind of draws back to earlier when I mentioned that whenever you do a crowdfunding race, you have to set a minimum goal and a maximum goal. Uh The maximum is the most you can possibly raise. If you reach your maximum, that's it.

No more investments can be accepted and the offering closes. Um However, as long as you pass your minimum, the offering is considered successful and you can begin withdrawing funds. Um So in this example, um Historic Albany Foundation has identified the 945,750 I believe is the total amount. So that is the target max, that's the maximum amount.

Um So that's the absolute most that can be put in this offering. Um However, we're setting um a minimum that's going to be around $250,000. So once that minimum is crossed, historic Albany can begin withdrawing funds and begin utilizing them and putting them towards the project. Um We've kind of set this up with something called a rolling close where essentially historic Albany has set milestones where every time a milestone is reached, they will then withdraw funds to begin

using on the project ongoing because as Karen mentioned, the total amount of time this could be up is a year, but they're not hoping to wait a year to begin utilizing those funds. Uh So the milestones that have been identified are $250,000 500,000 dollars, $750,000 and then the total amount. Um So how this will be set up is that whenever historic Albany reaches one of those milestones that will be considered, um you know, kind of reaching that more the the new target goal and then

they will withdraw funds down from the offering. Um The withdrawal will happen on the last day of the month that that target is reached. Um And all investors that have invested up until that point will have until then to kind of make their final decision. Historic Albany will send out a note saying, hey, we've reached our goal, we are going to be closing this round, you know, by the end of the month.

Um If you would like to, you know, hold on for a later round for some reason or withdraw your funds, you have until this state to let us know otherwise, your funds will be pulled out of escrow, your investment will become active and we will begin utilizing those funds for the project and that will happen throughout the project until um the final goal is met of the 9 45. ...

Cara Macri

I know we've exceeded our 6 30 goal for the evening. Um, but we're still happy to field any questions.

Webinar Attendee

Just one brief one, please. Am I, am I assuming correctly that this 945,750 figure is the maximum. All right, that you, that's the highest you can go like that. That's the most tax credit you can get.

Cara Macri

Yes, based on what our anticipated expenditures are. However, if we find that, oh my God, the budget was set way too low and the cost of all of our materials is crazy. Custom made brick is just 10 times what we thought it would be. Um We we actually at the end can um raise our goal. We would have to notify all of our investors that we are raising what we would anticipate and there would be more credits available to purchase.

Hopefully, that does not happen. Our budget stays on on top um uh schedule and we're good. ... Ok. Thank you. Mhm. Another question from the chats is are funds used to match the grant awards or the grants uh not require matching funds. Um Some of the smaller grants that we have received do not require um specifically matching funds. Um However, no one grant um was really enough to cover obviously the whole project um the state grants that we received um which total about $1.7 million

did have a, a match requirement. Um Each of them, it was slightly different on how, how much was required, um, as a match. However, for each of those, there could not be a state match. So both state grants can't match each other. Um However, the federal grant that we have matches the state grant that we have. And then all of the tax credit funds are actually considered a match toward any and all of those grants because technically that's actually private equity that has been put into

the project through private investment from people like you. ... Yes, Tony, you have a question. ... Oh, I thought I saw him go up, Tony if you have a question on mu and feel free to ask. ... Oh, I can't hear you. Ok. Um I'm gonna go with maybe not. Then. ... Um, any other questions? ... Got a quiet crowd tonight.

Pamela Howard

We must, I think we've,we've overwhelmed everyone. It's taken us a while to figure all of this out and we still don't necessarily have it all figured out every day.

Cara Macri

Yeah, it is exceptionally complicated. Um, as I said, many times, please feel free to contact us with questions that you have. We're happy to answer them as they come to you. The more you

think about, the more questions will certainly arise. Um And we're, we're happy to answer them or, uh, get the answers from those who know if we don't and then we'll be posting both questions and answers on the, the common owner page. So if there's no other last minute questions, uh, we'll let

everyone get on with their evenings. Thank you all so much for joining us. Um, we're, we're very excited about this project and we're, we're very excited. All of you wanted to talk about it with us tonight. So, thank you. And, uh, please watch our newsletter as well for, um, when this goes live, we should be hopefully sharing that news with all of you soon. So keep your eyes open and have a wonderful evening.

Pamela Howard

Thanks everyone.

Jake Walsh

Thank you.